
MMC

MARSH MERCER KROLL
GUY CARPENTER OLIVER WYMAN










2009 Marsh & McLennan Companies Annual Report

MMC is a global professional services firm providing advice and solutions in the areas of risk, strategy and human capital. It is the parent company of a number of the world's leading risk experts and specialty consultants, including **Marsh**, the insurance broker and risk advisor; **Guy Carpenter**, the risk and reinsurance specialist; **Mercer**, the provider of HR and related financial advice and services; **Oliver Wyman**, the management consultancy; and **Kroll**, the risk consulting firm. With approximately 52,000 employees worldwide and annual revenue exceeding $10 billion, MMC provides analysis, advice and transactional capabilities to clients in more than 100 countries.

This annual report contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please see "Information Concerning Forward-Looking Statements" on page i in the Form 10-K included in this annual report.



MARSH MERCER KROLL
GUY CARPENTER OLIVER WYMAN



2010 Marsh & McLennan Companies Notice of Annual Meeting and Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the MMC Annual Meeting of Stockholders to be held on May 20, 2010: This proxy statement and MMC's 2009 Annual Report are available at http://proxy2010.mmc.com.


MMC

MARSH MERCER KROLL
GUY CARPENTER OLIVER WYMAN

Dear MMC Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Marsh & McLennan Companies, Inc. The meeting will be held at 10:00 a.m. on Thursday, May 20, 2010 in the second floor auditorium at 1221 Avenue of the Americas, New York, New York.

In addition to voting on the matters described in this proxy statement, we will use the meeting as an opportunity to report on MMC's recent activities. You will be able to ask questions, and to meet your company's directors and senior executives.

Whether or not you plan to attend the annual meeting, your vote is important and we urge you to participate in electing directors and deciding the other items on the agenda for the annual meeting. You will find information on how to vote in the first section of this proxy statement.

Very truly yours,

BRIAN DUPERREAULT
President & Chief Executive Officer

March 30, 2010


RECEIVED
APR 0 2 2010
205

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, New York 10036-2774

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

Time: 10:00 a.m. Local Time
Date: May 20, 2010
Place: Second Floor Auditorium
1221 Avenue of the Americas
New York, New York 10020

Purpose:

1. To elect eight persons named in the accompanying proxy statement to serve as directors for a one-year term;
2. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm;
3. To vote on one stockholder proposal; and
4. To conduct any other business that may properly come before the meeting.

Our Board of Directors recommends that you vote "FOR" the election of all director nominees, "FOR" the ratification of the selection of Deloitte & Touche LLP and "AGAINST" the stockholder proposal.

This notice and proxy statement is being mailed or made available on the Internet to stockholders on or about March 30, 2010. These materials describe the matters being voted on at the annual meeting and contain certain other information. In addition, these materials are accompanied by a copy of MMC's 2009 Annual Report, which includes financial statements as of and for the fiscal year ended December 31, 2009. In these materials we refer to Marsh & McLennan Companies, Inc. as "MMC," "we" and "our."

Only stockholders of record on March 22, 2010 may vote, in person or by proxy, at the annual meeting. If you plan to attend the meeting in person, you will need proof of record or beneficial ownership of MMC common stock as of that date in order to enter the meeting.

Your vote is important. If you accessed this proxy statement through the Internet after receiving a Notice of Internet Availability of Proxy Materials, you may cast your vote by telephone or over the Internet by following the instructions in that Notice. If you received this proxy statement by mail, you may cast your vote by mail, by telephone or over the Internet by following the instructions on the enclosed proxy card.



LUCIANA FATO
Corporate Secretary

March 30, 2010

TABLE OF CONTENTS

INFORMATION ABOUT OUR ANNUAL MEETING AND SOLICITATION OF PROXIES

Why have I received a Notice regarding Internet Availability of Proxy Materials instead of printed copies of these materials in the mail?

In accordance with rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials to stockholders over the Internet. Most stockholders are receiving by mail a Notice of Internet Availability of Proxy Materials ("Notice"), which provides general information about the annual meeting, the address of the website on which our proxy statement and annual report are available for review, printing and downloading, and instructions on how to submit proxy votes. For those who wish to receive their materials in a different format (e.g., paper copy by mail or electronic copy by e-mail), the Notice contains instructions on how to do so. Stockholders who are current employees of MMC or who have elected to receive proxy materials via electronic delivery will receive via e-mail the proxy statement, annual report and instructions on how to vote. Stockholders who have elected to receive paper copies of the proxy materials will receive these materials by mail.

Who can vote on the matters being decided at the annual meeting?

With respect to each matter properly brought before the meeting, each stockholder (of record or beneficial) who held shares as of March 22, 2010, which we refer to as the record date, is entitled to one vote, in person or by proxy, for each share of common stock held as of that date. As of the record date, there were outstanding 540,816,510 shares of MMC common stock entitled to vote.

Stockholders of Record: If, as of the close of business on the record date, your shares were registered directly in your name with our transfer agent BNY Mellon, you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or by proxy. In accordance with Delaware law, a list of MMC's common stockholders of record as of the record date will be available for inspection at the principal executive offices of MMC at 1166 Avenue of the Americas, New York, New York for at least ten days prior to the annual meeting.

Beneficial ("Street Name") Stockholders: If, as of the close of business on the record date, your shares were not held directly in your name but rather were held in an account at a brokerage firm, bank or similar intermediary organization, then you are the beneficial holder of shares held in "street name." The intermediary is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct the intermediary how to vote the shares held in your account. Your voting instructions will direct the intermediary how to vote your shares.

How do I vote?

Whether you hold shares as a stockholder of record or beneficial owner, you may direct how your shares are voted without attending the annual meeting. Even if you plan to attend the annual meeting, we encourage you to vote in advance of the meeting in order to ensure that your vote is counted. If you are a stockholder of record, you may vote by submitting a proxy in accordance with the instructions included in your Notice or on your proxy card. If you are a beneficial owner holding shares in street name, you may vote by submitting voting instructions to your broker, bank, trustee or other intermediary in accordance with the Notice or voting instruction card provided to you by that organization. Executors, administrators, trustees, guardians, attorneys and other representatives voting on behalf of a stockholder should indicate the capacity in which they are voting and corporations should vote by an authorized officer whose title should be indicated.

You may vote in the following manner:

By Telephone or the Internet—Stockholders may vote their shares via telephone or the Internet as instructed in the Notice or the proxy card, depending on how they received the proxy materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and confirm that their instructions have been properly recorded.

By Mail—Stockholders who receive hard copies of the proxy materials may choose to vote by mail and, if they so choose, should complete, sign and date their proxy card or voting instruction card and mail it in the pre-addressed envelope included with the proxy materials. Note that, if you sign and return a proxy or voting instruction card, but do not specify how to vote, your shares will be voted with management, which will be in favor of our director nominees (Item 1), in favor of Item 2 and against Item 3.

Can I vote my shares in person at the annual meeting?

Yes. However, even if you plan to attend the meeting, we recommend that you vote in advance of the meeting in order to ensure that your vote is counted. If you vote in advance and then attend the meeting, you can always change your vote at the meeting. If your shares are held in street name and you decide to vote in person at the annual meeting, you must obtain from your broker, bank or other intermediary record holder a valid proxy giving you the right to vote the shares, and bring that proxy to the meeting.

Can I change my vote?

Yes. Stockholders of record may revoke their proxy before it is voted at the annual meeting by (i) submitting a new proxy with a later date, (ii) voting in person at the annual meeting or (iii) sending written notification of revocation addressed to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774
Attn: Corporate Secretary

If you hold your shares in street name, you may change your vote by submitting new voting instructions to your broker or other intermediary, following the instructions they provided; or, if you have obtained a legal proxy from your broker or other intermediary giving you the right to vote your shares, by attending the meeting and voting in person.

Who can attend the annual meeting?

Stockholders (of record or beneficial), their proxy holders and MMC's guests may attend the meeting. Verification of share ownership will be requested at the admissions desk. If your shares are held in street name, you must bring to the meeting an account statement or letter from the record holder (i.e., the broker, bank, trustee or other intermediary organization that holds your shares) indicating that you were the beneficial owner of the shares on March 22, 2010.

What are the requirements to conduct business at the annual meeting?

In order to carry on the business of the annual meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be present in person or represented by proxy at the annual meeting. Both abstentions and broker nonvotes (described below) are counted for the purpose of determining the presence of a quorum.

What are the voting requirements to elect directors and to approve the other proposals discussed in this proxy statement?

The voting standards applicable to the annual meeting are as follows:

Election of Directors

At the 2010 annual meeting, the election of directors will be "uncontested," meaning that the number of nominees does not exceed the number of directors to be elected. MMC's by-laws provide that in an uncontested election, a nominee will be elected if the number of votes cast "for" the nominee's election exceeds the number of votes cast "against" the nominee's election. Abstentions will not be included in the total number of votes cast and therefore will have no effect on the election's outcome.

Important Note Regarding Voting for Directors: In the past, brokers had discretionary authority to vote in the election of directors if they did not receive instructions from a beneficial owner. Due to a change in the rules of the New York Stock Exchange ("NYSE"), the election of directors is no longer considered a "routine" matter and thus brokers no longer have this discretionary authority. (See "Significance of Broker Nonvotes" below). *Accordingly, if you are a beneficial owner, you must instruct your broker on how you want your shares to be voted in the election of directors in order for your shares to be counted in the election.*

MMC's Guidelines for Corporate Governance address the procedures to be followed if an incumbent director standing for reelection in an uncontested election of directors fails to receive a majority of the votes cast. See "Director Election Voting Standard" at page 11.

Other Proposals

The other items on the agenda for the annual meeting will be decided by the affirmative vote of a majority of the shares of MMC common stock present or represented and entitled to vote on the matter. In accordance with Delaware law, abstentions will be treated as present and entitled to vote for purposes of voting on these items, while broker nonvotes (described below) will not. Abstentions have the effect of a vote "against" the proposals.

Significance of "Broker Nonvotes"

The rules of the NYSE provide that, when a matter to be voted on at an annual meeting is "non-routine," a broker holding shares of record on behalf of a client may vote those shares only if the broker has received voting instructions from the client. If the broker has not received voting instructions from the client, the broker may submit a proxy, but may not vote the client's shares on the matter(s) for which instructions were required but not provided. When a broker submits a proxy, but refrains from voting in this way, a "broker nonvote" occurs. Shares subject to a broker nonvote are not counted as present or represented with respect to the non-routine matters being addressed at the annual meeting; however, they are counted as present and represented for purposes of determining the presence of a quorum at the annual meeting. Under the rules of the NYSE, the election of directors (Item 1) and the stockholder proposal (Item 3) are considered non-routine.

Could additional matters be decided at the annual meeting?

As of the date of this proxy statement, we do not know of any matters not described in this proxy statement that will be presented at the meeting. However, if any other matter shall properly come before the meeting, the persons named in the proxy will use their discretion to vote on such matter on behalf of shares for which proxies were submitted.

Who conducts the annual meeting?

The independent chairman of MMC's Board of Directors acts as chairman of the annual meeting, and has the authority to conduct the annual meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, the chairman has the discretion to establish reasonable rules for discussion, comments and questions during the meeting.

Who will count the votes at the annual meeting?

One or more representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as independent inspectors of election.

How may I obtain electronic delivery of proxy materials in the future?

Most stockholders may elect to receive future proxy statements and annual reports electronically via e-mail or the Internet instead of receiving paper copies in the mail. If you are a stockholder of record, you may choose this electronic delivery option by following the instructions provided when you vote over the Internet. Active employees of MMC who hold MMC common stock in certain employee stock plan accounts or are stockholders of record generally receive their proxy materials by electronic delivery to their business e-mail accounts.

If you are a beneficial owner who holds shares in street name, it is likely that you will have the option to choose future electronic delivery of proxy materials when you vote over the Internet. Otherwise, please contact your broker or other intermediary holder of record for information regarding electronic delivery of proxy materials.

Stockholders who receive their proxy materials electronically receive an e-mail message with instructions on how to access the proxy statement and annual report and vote. If you have chosen to receive proxy materials electronically, your choice will remain in effect until you revoke it.

What is "householding"?

Holders of Record and in Employee Benefit Plan Accounts

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record or who hold shares in certain of our employee benefit plan accounts and who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies. Stockholders who participate in householding continue to receive separate control numbers for voting, and, in the case of those who receive hard copies of the proxy materials, separate proxy cards. Householding does not in any way affect dividend check mailings.

If you hold MMC common stock of record or in an employee benefit plan account and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from MMC, you may revoke your consent to householding at any time by calling Broadridge Financial Solutions, Inc. toll-free at 1-800-542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Stockholders

A number of brokerages and other institutional holders of record have implemented householding. If you are a beneficial owner who holds shares in street name, please contact your broker or other intermediary holder of record to request information about householding.

How may I obtain another set of proxy materials?

This proxy statement and our 2009 Annual Report can be viewed on (and printed from) our website at http://proxy2010.mmc.com. If you wish to receive a separate paper copy of our annual report or proxy statement, you may telephone MMC's office of Investor Relations at (212) 345-5475 or write to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774
Attn: Investor Relations

Who will bear the cost of this proxy solicitation?

We pay the expenses of preparing and distributing the proxy materials and soliciting proxies. We also reimburse brokers and other institutional record holders for their expenses in forwarding these materials to, and obtaining voting instructions from, beneficial owners of MMC common stock.

In addition to the distribution of this proxy statement and instructions for voting at the annual meeting, proxies may be solicited personally, electronically or by telephone by our directors, officers, other employees or agents. We have retained Georgeson Inc. as our agent to assist in the proxy solicitation at a fee of approximately $10,000, plus expenses. If any of our directors, officers and other employees assist in soliciting proxies, they will not receive additional compensation for those services.

CORPORATE GOVERNANCE

We describe key features of MMC's corporate governance environment below, and also in the next section of this proxy statement, captioned "Board of Directors and Committees." MMC's key corporate governance materials are available online at http://www.mmc.com/corpgov.html.

Enhanced Corporate Governance Environment

The Board of Directors has taken a series of actions designed to enhance MMC's corporate governance environment. Highlights of these actions include:

- ***Board Independence.*** Currently, 11 of MMC's 12 directors are independent.
- ***Independent Chairman.*** In 2005, MMC separated the roles of chief executive officer and chairman by selecting an independent director to act as chairman of the Board. In 2006, we confirmed this approach as a general matter of MMC policy.
- ***Majority Voting in Director Elections.*** In 2006, the Board amended MMC's by-laws to provide that in uncontested elections, director candidates must be elected by a majority of the votes cast.
- ***Offer to Resign upon Change in Circumstances.*** In 2006, the Board adopted a policy stating that any director undergoing a significant change in personal or professional circumstances must offer to resign from the Board.
- ***Senior Executive Equity Ownership Requirements.*** In 2006, the Board approved equity ownership standards, requiring senior executives to acquire, within five years, MMC equity with a value equal to a specified multiple of base salary.
- ***Director Equity Ownership Requirements.*** In 2006, the Board established an affirmative requirement that directors acquire and hold a minimum of $100,000 worth of MMC equity within three years of joining the Board.
- ***Compensation Structure for Independent Directors.*** In 2007, the Board revamped its director compensation structure to provide greater transparency to investors; among other steps, the Board abolished meeting fees and retainers for non-chair committee membership.
- ***Expiration of Poison Pill.*** In 2007, the Board allowed MMC's Rights Agreement to expire without renewal.
- ***Stockholder Approval of Severance Agreements.*** In 2007, the Compensation Committee approved a policy requiring that MMC obtain stockholder approval for severance agreements with certain senior executives that provide for cash severance that exceeds 2.99 times his or her base salary and three-year average annual short-term incentive award.
- ***"Double-Trigger" Condition for Vesting of Equity-Based Awards upon a Change in Control.*** In 2007, the Compensation Committee directed that a "double-trigger" condition apply to the vesting of all equity-based awards granted after March 15, 2007 upon a change in control of MMC.
- ***Bonus "Clawback" Policy.*** In 2007, the Compensation Committee adopted a policy that MMC will seek to recoup (or "claw back") certain senior executive bonuses in the event of misconduct leading to a financial restatement.
- ***Annual Election of Directors.*** In 2008, MMC stockholders approved a company–sponsored amendment to MMC's charter to eliminate a classified board structure. Beginning at MMC's 2009 annual meeting, directors were elected for one-year terms, with the entire Board up for reelection annually beginning in 2011.

- ***Stockholder Right to Call Special Meetings***. In 2009, the Board amended MMC's by-laws to allow stockholders of record of at least twenty percent (20%) of the voting power of the outstanding common stock of MMC to call a special meeting.

Guidelines for Corporate Governance

MMC's Guidelines for Corporate Governance (our "Governance Guidelines") are the means by which MMC and the Board of Directors formally express many of our governance policies. The Governance Guidelines were initially adopted by the Board in May 2003. The Board has subsequently amended them from time to time. The Governance Guidelines are posted on our website at http://mmc.com/about/GuidelinesCorporateGovernance.pdf.

The Governance Guidelines address a range of corporate governance matters, including the following (parenthetical references are to the relevant section of the Governance Guidelines):

- Specific Board functions, such as:
  - evaluation of CEO performance and approval of CEO compensation;
  - reviewing MMC's strategic and operating plans, financial objectives and major corporate actions;
  - assessing major risks facing MMC and options for their mitigation;
  - overseeing the integrity of MMC's financial statements and financial reporting processes;
  - ensuring the adequacy of MMC's processes for legal and ethical compliance; and
  - monitoring the effectiveness of MMC's corporate governance practices. (Section B)
- CEO/independent chairman separation. (Section F.2)
- CEO succession planning and management development. (Section C)
- Majority voting in director elections. (Section E.3)
- Stockholder reelection of directors elected by the Board between annual meetings. (Section E.4)
- Director qualification standards and director independence. (Sections D.2 and D.3)
- Retirement requirements for independent directors. (Section E.6)
- Executive sessions of independent directors at every in-person meeting of the Board. (Section H.3)
- Limits on other public board service. (Section D.5)
- Director and senior management stock ownership requirements. (Sections K.2 and K.3)
- Board access to management and outside advisors. (Section I)

Director Independence

The Board has determined that all directors other than Mr. Duperreault are independent. With 11 independent directors out of 12, the Board has satisfied its objective that a substantial majority of MMC's directors should be independent of management.

For a director to be considered "independent," the Board must affirmatively determine that the director has no direct or indirect material relationship with MMC. The Board has established categorical standards to assist it in making determinations of director independence. These standards conform to, or are more exacting than, the independence requirements provided in the NYSE listed company rules. MMC's director independence standards are set forth as Annex A to our Governance Guidelines. With respect to Mr. Nolop, the Board considered that he is an executive officer of a company that, in each of the preceding three fiscal years, did not receive payments from MMC, and made payments to MMC in an amount significantly less than the greater of $1 million or 2% of that company's total net revenues.

All members of the Audit, Compensation, Compliance, and Directors and Governance Committees must be independent directors as defined by MMC's Governance Guidelines. Members of the Audit Committee must also satisfy a separate SEC and NYSE independence requirement, which provides that they may not be affiliates and may not accept directly or indirectly any consulting, advisory or other compensatory fee from MMC or any of its subsidiaries, other than their directors' compensation. Under our Governance Guidelines, if a director whom the Board has deemed independent has a change in circumstances or relationships that might cause the Board to reconsider that determination, he or she must immediately notify the chairman of the Board and the chair of the Directors and Governance Committee.

Codes of Conduct

MMC's reputation is fundamental to our business. MMC's directors and officers and other employees are expected to act ethically at all times. To provide guidance in this regard, MMC has adopted a Code of Business Conduct and Ethics, which applies to all of the above individuals. MMC has also adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers, which applies to our chief executive officer, chief financial officer and controller. Both of these codes are posted on the MMC website at http://www.mmc.com, and print copies are available to any stockholder upon request. We will disclose any amendments to, or waivers of, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers on our website within four business days.

Review of Related-Person Transactions

MMC maintains a written Policy Regarding Related-Person Transactions, which sets forth standards and procedures for the review and approval or ratification of transactions between MMC and related persons. The policy is administered by the Directors and Governance Committee with assistance from MMC's Corporate Secretary.

The policy applies to any "related-person transaction." This means a transaction (i) involving MMC or any of its subsidiaries, (ii) which involves an aggregate value of $120,000 or more and (iii) in which a related person has a direct or indirect material interest. A "related person" means a director or executive officer of MMC, a nominee for election as a director of MMC, a beneficial owner of more than five percent of MMC's outstanding common stock or an immediate family member of any of the foregoing persons.

In determining whether to approve or ratify a related-person transaction, the Directors and Governance Committee will review the facts and circumstances it considers relevant. These may include: the commercial reasonableness of the terms of the transaction; the benefits of the transaction to MMC; the availability of other sources for the products or services involved in the transaction; the materiality and nature of the related person's direct or indirect interest in the transaction; the potential public perception of the transaction; and the potential impact of the transaction on any director's independence. The Directors and Governance Committee will approve or ratify the related-person transaction only if the Committee, in its sole good faith discretion based on the facts and circumstances it considers relevant, determines that the related-person transaction is in, or is not inconsistent with, the best interests of MMC and its stockholders.

If the Directors and Governance Committee determines not to approve or ratify a related-person transaction, the transaction shall not be entered into or continued, as the case may be. No member of the Directors and Governance Committee will participate in any review or determination with respect to a related-person transaction if the Committee member or any of his or her immediate family members is the related person.

Communicating Concerns Regarding Accounting Matters

MMC's Audit Committee has established procedures to enable anyone who has a concern about MMC's accounting, internal accounting controls or auditing practices to communicate that concern directly to the Audit Committee. These communications, which may be made on a confidential or anonymous basis, may be submitted in writing or by telephone, as follows:

By mail to:
Marsh & McLennan Companies, Inc.
Audit Committee of the Board of Directors
c/o Corporate Secretary
1166 Avenue of the Americas
New York, New York 10036-2774

By telephone to the MMC Ethics & Compliance Line:
Canada & the U.S.: 1-800-381-2105

Outside Canada & the U.S, use your country's AT&T Direct® service number to reach the MMC Ethics & Compliance Line toll-free.

Further details of MMC's procedures for handling complaints and concerns of employees and other interested parties regarding accounting matters are posted on our website at http://www.mmc.com/corpgov.html. MMC policy prohibits retaliation against anyone who raises a concern of the type described above.

Communicating with Directors

Holders of MMC securities and other interested parties may send communications to the Board of Directors, the independent chairman or the independent directors as a group by mail (addressed to the Corporate Secretary) or by telephone as indicated above. Items unrelated to the directors' duties and responsibilities as Board members may be excluded by the Corporate Secretary, including solicitations and advertisements; junk mail; product-related communications; surveys and job referral materials such as resumes.

BOARD OF DIRECTORS AND COMMITTEES

Board Composition, Leadership and Size

Our Board of Directors currently has 12 members. The only member of management who serves on the Board is Brian Duperreault, MMC's president and chief executive officer. Stephen R. Hardis is the Board's independent chairman. As stated above under "Corporate Governance," the chairman of the MMC Board has been an independent director since 2005. The Board believes that this currently is the best leadership structure for MMC and will continue to periodically evaluate whether the structure is in the best interests of stockholders.

As stated in our Governance Guidelines, the Board of Directors has determined that 10–14 directors is currently an appropriate range, and the current number of 12 the appropriate size, for MMC's Board. The Board believes this range is sufficient to ensure the presence of directors with diverse experience and skills, without hindering effective decision-making or diminishing individual accountability. The Board also believes this range is flexible enough to permit the recruitment, if circumstances so warrant, of an outstanding director candidate in whom the Board may become interested at a future time. The Directors and Governance Committee periodically reviews the size of the Board and recommends changes as appropriate.

Director Qualifications and Nomination Process

As provided in our Governance Guidelines, all MMC directors must demonstrate the highest standards of ethics and integrity, must be independent thinkers with strong analytical ability, and must be committed to representing all MMC stockholders rather than any particular interest group. In addition to the foregoing characteristics, the Board evaluates each prospective director candidate by reference to the following criteria (which are not listed in any order of importance): (i) the candidate's personal and professional reputation and background; (ii) the candidate's industry knowledge; (iii) the candidate's experience with businesses or other organizations comparable to MMC in terms of size or complexity; (iv) the interplay of the candidate's skills and experience with those of the incumbent directors; (v) the extent to which the candidate would provide substantive expertise that is currently sought by the Board or any committees of the Board; (vi) the candidate's ability to commit the time necessary to fulfill a director's responsibilities; (vii) relevant legal and regulatory requirements and evolving best practices in corporate governance; and (viii) any other criteria the Board deems appropriate.

The Board, taking into account the recommendation of the Directors and Governance Committee, is responsible for nominating a slate of director candidates for election at MMC's annual meeting of stockholders. The Board has delegated to the Directors and Governance Committee the authority, when circumstances so warrant, to identify, screen and recommend to the Board potential new director candidates. The Directors and Governance Committee periodically reviews with the Board the skills and characteristics to be sought in any new director candidates, as well as the overall composition and structure of the incumbent Board. The Committee has a longstanding commitment to maintaining a diverse and inclusive Board, and when seeking new director candidates, takes into account such factors as the Board's current mix of skills, backgrounds and experience, as well as the gender, racial, ethnic and cultural diversity of each potential candidate.

Stockholder Nominations for Director Candidates

The Directors and Governance Committee will consider director candidates recommended by stockholders if the recommendation is submitted in writing at the address below. As described in Article II of MMC's by-laws, stockholders may submit nominations of persons for election as directors of MMC at an annual meeting of stockholders provided that the proposing stockholder is a stockholder of record both at the time the nomination is submitted and at the time of the annual meeting, is entitled to vote at the annual meeting and complies with the notice procedures set forth in Section 2.10 of the by-laws. The notice of nomination must meet certain guidelines as to timeliness and form, described below, and be delivered to the MMC Corporate Secretary at MMC's principal executive offices:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774
Attn: Directors and Governance Committee
c/o Corporate Secretary

The notice must be delivered not earlier than 5:00 p.m. Eastern Time on the 120th day, and not later than 5:00 p.m. Eastern Time on the 90th day, prior to the first anniversary of the preceding year's annual meeting; provided that, if the date of the upcoming annual meeting is advanced or delayed by more than 30 days from the anniversary date of the previous year's annual meeting, the notice must be delivered not earlier than 5:00 p.m. Eastern Time on the 120th day prior to the date of the annual meeting and not later than 5:00 p.m. Eastern Time on the later of (x) the 90th day prior to the date of the annual meeting and (y) the 10th day following the day on which the date of the rescheduled annual meeting is first publicly announced by MMC.

The director nomination notice must include certain information regarding the director nominee, the proposing stockholder and any associate of the proposing stockholder (such as a beneficial owner of shares owned of record or beneficially by the proposing stockholder). With respect to the proposing stockholder, required information includes all ownership interests in MMC common stock and derivatives of MMC securities. With respect to the director nominee, the notice must include the information required to be disclosed in a proxy statement with respect to candidates for election as directors, including the nominee's written consent to be named in the proxy statement as a nominee and to serve as director of MMC if elected. The notice also must be accompanied by a letter from the nominee containing certain representations regarding the nominee's independence and compliance with MMC's publicly disclosed corporate governance and other policies and guidelines. The exact notice requirements for director nominations for annual meetings of stockholders are described in detail in Article II, Section 2.10 of MMC's by-laws.

Director Election Voting Standard

MMC's by-laws provide that in an uncontested election of directors (i.e., where the number of nominees does not exceed the number of directors to be elected), a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. See the discussion under "What are the voting requirements to elect directors and to approve the other proposals discussed in this proxy statement?" on page 3 above.

In connection with MMC's majority voting standard for director elections, the Board has adopted the following procedures, which are set forth more fully in Section E.3 of our Governance Guidelines:

- The Board shall nominate for election only director candidates who agree to tender to the Board an irrevocable resignation that will be effective upon (i) a director's failure to receive the required number of votes for reelection at the next meeting of stockholders at which he or she faces reelection and (ii) the Board's acceptance of such resignation.
- Following a meeting of stockholders at which an incumbent director who was a nominee for reelection does not receive the required number of votes for reelection,

the Directors and Governance Committee shall make a recommendation to the Board as to whether to accept or reject such director's resignation. Within 90 days following the certification of the election results, the Board shall decide whether to accept or reject the director's resignation and shall publicly disclose that decision and its rationale.

- If the Board accepts a director's resignation, the Directors and Governance Committee will recommend to the Board whether to fill the resultant vacant Board seat or reduce the size of the Board. If the Board rejects a director's resignation, the director shall, in accordance with Delaware law, continue in office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

Attendance

The Board held 12 meetings, including telephonic meetings, during 2009. The average attendance by directors at meetings of the Board and its committees held during 2009 was approximately 94%. All directors attended at least 75% of the meetings of the Board and committees on which they served. The Board's policy is to have all directors attend annual meetings of stockholders and, barring unforeseen circumstances, all directors are expected to attend our annual meeting of stockholders in 2010. All but two of our directors were present at the 2009 annual meeting.

Tenure

MMC's Guidelines for Corporate Governance provide that an independent director shall retire at the annual meeting of stockholders following his or her 75th birthday. Directors who are employees of MMC, in the normal course, resign from the Board when their employment ceases.

Executive Sessions

The independent directors meet in executive session without management at regularly scheduled in-person Board meetings. The independent chairman of the Board presides at these meetings.

Risk Oversight

It is the responsibility of MMC's senior management to assess and manage MMC's exposure to risk and to bring to the Board of Directors' attention the most material risks facing MMC. The Board oversees risk management directly and through its committees. The Audit Committee and the Compliance Committee regularly review MMC's policies and practices with respect to risk assessment and risk management, including discussing with management MMC's major risk exposures and the steps that have been taken to monitor and control such exposures. The Directors and Governance Committee considers risks related to succession planning and the Compensation Committee considers risks related to the attraction and retention of talent and risks relating to the design of executive compensation programs and arrangements. See below for additional information about the Board's committees.

Committees

Our Board has established an Audit Committee, a Compensation Committee, a Compliance Committee (which is a subcommittee of the Audit Committee), a Directors and Governance Committee, a Finance Committee, a Corporate Responsibility Committee and an Executive Committee to assist the Board in discharging its responsibilities. Following each committee meeting, the respective committee chair reports the highlights of the meeting to the full Board.

Membership on each of the Audit, Compensation, Compliance and Directors and Governance Committees is limited to independent directors as required by MMC, the listing standards of the NYSE and the SEC's independence rules. The charters for these committees can be viewed on our website at http://www.mmc.com/corpgov.html.

The table below indicates current committee assignments and the number of times each committee met in 2009:

Director	Audit	Compliance	Compensation	Directors and Governance	Finance	Corporate Responsibility	Executive
Leslie M. Baker, Jr.	X	X			X(chair)		
Zachary W. Carter	X	X(chair)					X
Brian Duperreault					X		X
Oscar Fanjul			X		X		
H. Edward Hanway	X	X				X	
Stephen R. Hardis			X	X	X		X(chair)
Gwendolyn S. King				X(chair)			X
Lord Lang			X(chair)	X	X		X
Bruce P. Nolop	X				X	X	
Marc D. Oken	X(chair)				X		X
Morton O. Schapiro			X	X			
Adele Simmons				X		X(chair)	
2009 Meetings (1)	10	5	6	5	9	5	1

(1) Includes telephonic meetings.

Audit Committee

The Audit Committee is charged with assisting the Board in fulfilling its oversight responsibilities with respect to:

- the integrity of MMC's financial statements;
- the qualifications, independence and performance of MMC's independent registered public accounting firm;
- the performance of MMC's internal audit function; and
- compliance by MMC with legal and regulatory requirements.

The Audit Committee selects, oversees and approves, pursuant to a pre-approval policy, all services to be performed by MMC's independent registered public accounting firm. MMC's independent registered public accounting firm reports to the Audit Committee.

All members of the Audit Committee are "financially literate," as defined by the NYSE and determined by the Board. The Board has determined that H. Edward Hanway, Bruce P. Nolop and Marc D. Oken have the requisite qualifications to satisfy the SEC definition of "audit committee financial expert."

Compliance Committee

The Compliance Committee is a subcommittee of the Audit Committee. The Compliance Committee assists the Audit Committee and the Board with the oversight of MMC's compliance with legal and regulatory requirements, and discharges such other responsibilities relating to compliance oversight as the chair of the Audit Committee may assign to the Compliance Committee from time to time.

Compensation Committee

Among other things, the Compensation Committee:

- evaluates the performance and determines the compensation of MMC's president and chief executive officer;
- reviews and approves the compensation of other senior executives; and
- oversees MMC's incentive compensation plans and equity-based plans, and discharges the responsibilities of the Committee set forth in these plans.

Meeting Schedule: The Compensation Committee met six times in 2009, including a special, half-day meeting in February for annual decisions on compensation. Decisions relating to significant matters are usually presented to the Compensation Committee and discussed at more than one meeting to allow for full consideration of the implications and possible alternatives before a final decision is made. The Compensation Committee receives support from its independent compensation consultant and MMC management, including the MMC human resources department, as described below.

The Compensation Committee may delegate all or a portion of its duties and responsibilities to the chair of the Compensation Committee or a subcommittee of the Compensation Committee. If necessary, the chair is authorized to take Compensation Committee action in between regularly scheduled meetings of the Compensation Committee, within certain guidelines. If any such action is taken, the chair reports such action to the Compensation Committee at its next regularly scheduled meeting.

Independent Compensation Consultant: The Compensation Committee engaged an independent compensation consultant from Towers Perrin for 2009. The independent compensation consultant assists the Compensation Committee in performing its duties and makes recommendations to the Compensation Committee to help ensure that our executive compensation programs are consistent with our objectives. The independent compensation consultant reports directly to the Compensation Committee and provides advice and analysis solely to the Compensation Committee. The independent compensation consultant supports the Compensation Committee by:

- participating by invitation in meetings, or portions of meetings, of the Compensation Committee in order to advise the Compensation Committee on specific subjects that arise;
- offering professional advice regarding the compensation and policy recommendations presented to the Compensation Committee by MMC management and the MMC human resources department; and
- supplying independent data regarding the compensation practices of comparable companies.

The Compensation Committee requested and received advice from the independent compensation consultant with respect to all significant matters addressed by the Compensation Committee during 2009. For 2009, neither the independent compensation consultant nor any of its affiliates provided any services to MMC or its affiliates other than services and products for a nominal amount during 2009.

MMC Management: MMC management, including the MMC human resources department, supports the Compensation Committee by:

- developing meeting agendas in consultation with the chair of the Compensation Committee and preparing background materials for Compensation Committee meetings; and
- making recommendations to the Compensation Committee on MMC's compensation philosophy, short- and long-term incentive compensation design, and other key governance initiatives, including by providing input as to the individual performance component of annual short-term incentive compensation, as discussed in further detail in "Compensation of Executive Officers--Compensation Discussion & Analysis" beginning on page 28; and
- responding to actions and initiatives proposed by the Compensation Committee.

In addition, MMC's president and chief executive officer provides recommendations with respect to the compensation of other senior executives.

MMC's president and chief executive officer and senior members of MMC's human resource department attend Compensation Committee meetings when invited, but are not present for executive sessions or for any discussion of their own compensation.

Timing and Procedures of Equity-Based Compensation Awards: Awards under the annual long-term incentive compensation program are granted after the end of the year at a prescheduled meeting of the Compensation Committee. Awards in 2010 were approved at a Compensation Committee meeting on February 22, 2010 and, consistent with our historical practice, were granted on that date. The stock options granted on February 22, 2010 have an exercise price equal to the average of the high and low trading prices on February 19, 2010, the trading day immediately preceding the grant date.

The Compensation Committee periodically awards stock options and restricted stock units to new hires, as well as to continuing executives for retention purposes. These awards are granted at regularly scheduled Compensation Committee meetings. The Compensation Committee has also authorized MMC's president and chief executive officer to make such awards to individuals who are not senior executives, subject to additional limitations. These awards are granted on the first trading day of the month following the MMC president and chief executive officer's approval of the award. Restricted stock unit awards are typically denominated as a dollar value and then converted into a number of restricted stock units using the average of the high and low trading prices of MMC common stock on the trading day immediately preceding the grant date. Stock options granted in 2009 were made as to a specific number of shares underlying the stock options. All stock options have an exercise price equal to the average of the high and low trading prices of MMC common stock on the trading day immediately preceding the grant date. We believe that our granting procedures effectively protect against the manipulation of grant timing for employee gain.

The MMC human resources department periodically monitors and updates the Compensation Committee on the usage of shares for equity-based awards and the number of shares available for future awards under our equity-based compensation plans. As part of the process of granting annual long-term incentive compensation, the Compensation Committee considers share usage to ensure that annual long-term incentive compensation awards are at a reasonable level.

Directors and Governance Committee

Among other things, the Directors and Governance Committee:

- develops, reviews and periodically reassesses MMC's corporate governance principles and recommends proposed changes to the Board;
- oversees the development and implementation of succession planning for MMC's president and chief executive officer;
- identifies, considers and recommends qualified candidates to the Board for election as directors, including the slate of directors that the Board proposes for election at the annual meeting;
- in consultation with the Board committee chairs, recommends committee assignments to the Board;
- reviews and makes recommendations to the Board regarding compensation of MMC's independent directors; and
- develops processes for and oversees annual assessments of the Board's performance and effectiveness.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board concerning, among other matters: MMC's capital structure, capital management and methods of corporate finance, including proposed issuances of securities or other financing transactions; and proposed acquisitions, divestitures or other strategic transactions.

Corporate Responsibility

The Corporate Responsibility Committee reviews MMC's responsibilities and activities as a corporate citizen. In particular, the committee is charged with identifying and analyzing environmental, political and philanthropic issues and trends, nationally and internationally, that may be relevant to MMC's strategic goals, business performance or corporate reputation, and with making related recommendations to the Board as appropriate.

Executive Committee

The Executive Committee is empowered to act for the full Board during the intervals between Board meetings, except with respect to matters that, under Delaware law or MMC's by-laws, may not be delegated to a committee of the Board. The Executive Committee meets as necessary, with all actions taken by the Committee reported at the next Board meeting. The Executive Committee met once in 2009.

Director Compensation

Executive Directors

Executive directors (currently only Mr. Duperreault) receive no compensation for their service as directors.

Independent Directors

The Board's compensation year runs from June 1 through May 31. Effective June 1, 2009, the start of the Board's compensation year, the default form of payment of the basic annual retainer was changed. As a result, MMC's independent directors were compensated under the Board's historical pay arrangements from January 1 through May 31, 2009, and under the revised pay arrangements from June 1 through December 31, 2009.

Historically, 25% of an independent director's cash-denominated basic annual retainer was paid in MMC common stock. Effective June 1, 2009, this requirement was removed, with the result that the full $100,000 basic annual retainer is paid in cash. The independent chairman of the Board and committee chairs receive supplemental retainers as described in the table below. The annual retainer and the supplemental retainers are paid quarterly (for pay periods ending on August 15, November 15, February 15 and May 15). Under the terms of MMC's Directors' Stock Compensation Plan, independent directors may elect to receive these retainer amounts in cash, MMC common stock or a combination thereof, as the director elects. On June 1 of each year, all independent directors receive a grant of MMC common stock with a fair market value of $100,000 on the grant date (based on the high and low prices on the immediately preceding trading date). Under the Directors' Stock Compensation Plan, an independent director may defer receipt of all or a portion of any compensation to be paid in MMC common stock until a specified future date. Independent directors are also eligible to participate in MMC's matching-gift program for certain charitable gifts by employees.

The current compensation scheme for independent directors is summarized in the table below:

Elements of Independent Director Compensation—2009 Board Compensation Year	
Basic Annual Retainer for All Independent Directors	$100,000 in cash
Supplemental Annual Retainer for Independent Chairman of the Board	$150,000 in cash
Supplemental Annual Retainer for Committee Chairs	$15,000 in cash
Annual Grant of MMC Common Stock (June 1 of each year) under MMC Directors' Stock Compensation Plan	Number of shares having grant-date market value of $100,000.

2009 Independent Director Compensation

The table below indicates total compensation received by independent directors for service on the Board and its committees during fiscal 2009:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Leslie M. Baker, Jr.	102,500	100,000	—	202,500
Zachary W. Carter (4)	102,500	100,000	5,000	207,500
Oscar Fanjul (5)	87,500	100,000	—	187,500
H. Edward Hanway (6)	—	—	—	—
Stephen R. Hardis (7)	237,500	100,000	—	337,500
Gwendolyn S. King	102,500	100,000	—	202,500
Lord Lang	102,500	100,000	—	202,500
Bruce P. Nolop	87,500	100,000	4,250	191,750
Marc D. Oken	102,500	100,000	—	202,500
David A. Olsen (8)	87,500	100,000	—	187,500
Morton O. Schapiro	87,500	100,000	5,000	192,500
Adele Simmons	102,500	100,000	5,000	207,500

(1) The amounts in this "Fees Earned or Paid in Cash" column reflect payments of the $100,000 basic annual retainer made during fiscal 2009, as well as any supplemental retainer payable during fiscal 2009, in each case representing portions of the 2008 and 2009 Board compensation years (which run from June 1 to May 31). For the 2008 Board compensation year, independent directors received 25% of their $100,000 basic annual retainer in the form of MMC common stock (on June 1, 2008), and the balance ($75,000) in cash, payable in four quarterly installments of $18,750 each. For the 2009 Board compensation year, independent directors received the full amount of the basic annual retainer in cash, payable in four quarterly installments of $25,000 each. As a result, during fiscal 2009, each independent director received two quarterly cash payments of $18,750, and two quarterly cash payments of $25,000, for a total of $87,500, pertaining to the basic annual retainer payable for the 2008 and 2009 Board compensation years.

Each committee chair (except for the chair of the Executive Committee) receives $15,000 for such service, payable in four quarterly payments. The committee chairs compensated in this manner were: Mr. Baker (Finance); Mr. Carter (Compliance); Ms. King (Directors and Governance); Lord Lang (Compensation); Mr. Oken (Audit) and Ms. Simmons (Corporate Responsibility). Committee members other than the chairs receive no additional compensation for such service.

These basic annual and supplemental retainer amounts set forth above were payable in cash, but independent directors could elect to receive all or a portion of these amounts in shares of MMC common stock. An independent director making such an election could further elect to receive such shares immediately or to defer receipt until a specified future date. Mr. Hardis elected to receive his entire $237,500 in the form of in MMC common stock on a deferred basis. Ms. King elected to receive 20% of these amounts ($20,500) in MMC common stock on a deferred basis. All of the other independent directors received these amounts in cash.

(2) This column reflects 5,350.45 shares of MMC common stock, representing the annual stock grant having a grant-date market value of $100,000. These shares were awarded on June 1, 2009, at $18.69 per share (the average of the high and low prices on May 29, 2009, the immediately preceding trading date before grant date). The amounts shown in this column constitute the dollar amount recognized by MMC for financial statement reporting purposes for the fiscal year ended December 31, 2009, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Messrs. Baker, Carter, Hardis, Schapiro and Ms. King and Ms. Simmons elected to defer receipt of all of these shares.

As of December 31, 2009, the aggregate number of deferred shares held for the account of each current director who has elected deferral was: Mr. Baker, 5,441 shares; Mr. Carter, 10,507 shares; Mr. Hardis, 79,327 shares; Ms. King, 39,564 shares; Mr. Schapiro, 26,474 shares; and Ms. Simmons, 52,253 shares. Dividends on these deferred shares are reinvested into additional deferred shares for each director's account.

(3) MMC maintains a matching gifts program for employees and directors, pursuant to which MMC matches, on a dollar-for-dollar basis, charitable contributions to certain educational institutions up to $5,000 in any one year. The amounts shown in the table represent MMC's matching contribution to educational institutions.

(4) Mr. Carter's cash compensation is paid directly to the law firm of Dorsey & Whitney LLP, in which he is a partner, pursuant to an agreement between Mr. Carter and the firm.

(5) During 2009, Mr. Fanjul served on MMC's International Advisory Board (IAB) at no additional compensation. The IAB was discontinued in 2009.

(6) Mr. Hanway joined the Board on January 20, 2010, and thus received no compensation during 2009.

(7) Mr. Hardis is the independent chairman of the Board.

(8) Mr. Olsen was a member of the Board until his passing on November 14, 2009. He served on the Audit, Compliance and Corporate Responsibility committees of the Board.

ITEM 1

ELECTION OF DIRECTORS

Our Board of Directors currently has 12 members. At our 2008 annual meeting, MMC stockholders approved a company-sponsored amendment to MMC's Restated Certificate of Incorporation that provided for a phased elimination of the then-existing three-class board structure. At last year's annual meeting, the previous Class II directors whose three-year terms were expiring were nominated for election as directors (not belonging to any class) for a one-year term. At this year's annual meeting, the previous Class III directors whose terms will be expiring are being nominated for election for a one-year term as part of a declassified board. The previous Class I directors were last elected in 2008 for a three-year term that expires at next year's annual meeting. As a result, at the 2011 annual meeting, the entire Board will be subject to reelection for a one-year term.

At the 2010 annual meeting, stockholders will vote on the election of the eight nominees listed below—Leslie M. Baker, Zachary W. Carter, Brian Duperreault, Oscar Fanjul, H. Edward Hanway, Gwendolyn S. King, Bruce P. Nolop and Marc D. Oken—for a one-year term. Each nominee is currently a member of the Board. Mr. Hanway was elected by the Board in January 2010. Our Governance Guidelines provide that any director elected by the Board between annual meetings of stockholders will stand for reelection at the next annual meeting. Accordingly, the Board has nominated each of these individuals, including Mr. Hanway, for reelection to the Board at the 2010 annual meeting, to serve until the 2011 annual meeting. Each nominee has indicated to MMC that he or she will serve if elected. We do not anticipate that any of the nominees will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board. Each director holds office until his or her successor has been duly elected and qualified or the director's earlier resignation, death or removal.

In nominating the following slate of director candidates for election at MMC's annual meeting of stockholders, the Board has evaluated each nominee by reference to the criteria described above on page 10 under the heading "Director Qualifications and Nomination Process." In addition, the Board evaluates each individual Director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our businesses and represent stockholder interests.

The following section contains information provided by the nominees and continuing directors about their principal occupations, business experience and other matters, as well as a description of how each individual's experience qualifies him or her to serve as a director of MMC.

Nominees for Election for a Term Expiring in 2011



Leslie M. Baker, Jr. **Director since 2006**
Audit Committee
Compliance Committee
Finance Committee (Chair)

Mr. Baker, age 67, was Chairman of Wachovia Corporation from 2001 until his retirement in 2003. Mr. Baker joined Wachovia in 1969, where he served as Chairman, President and Chief Executive Officer from 1998 to 2001, and as Chief Executive Officer from 1994 to 1998. Mr. Baker is a Director of the North Carolina Arboretum, Marine Corps Heritage Foundation, Old Salem, Inc. and the James B. Hunt Institute for Education.

We believe Mr. Baker's qualifications to sit on our Board of Directors and to chair the Finance Committee include the executive leadership and management experience he acquired throughout his 30-year career at Wachovia.



Zachary W. Carter **Director since 2004**
Audit Committee
Compliance Committee (Chair)
Executive Committee

Mr. Carter, age 59, is a Partner at the law firm of Dorsey & Whitney LLP, where he is Co-chair of the White Collar Crime and Civil Fraud practice group. He joined Dorsey & Whitney in 1999. Mr. Carter was the United States Attorney for the Eastern District of New York from 1993 to 1999. Mr. Carter is a Director of Cablevision Systems Corporation and is Chairman of the Mayor's Advisory Committee on the Judiciary, Chairman of the Board of Directors of Hale House Center, Inc. and a Trustee of the New York University School of Law and the Vera Institute of Justice.

We believe Mr. Carter's qualifications to sit on our Board of Directors and to chair the Compliance Committee include his legal background and insight into the complex legal and regulatory environments in which our businesses operate.



Brian Duperreault **Director since 2008**
Executive Committee
Finance Committee

Brian Duperreault, 62, has been President and Chief Executive Officer of MMC since January 2008. Prior to joining MMC, Mr. Duperreault served as Chairman and Chief Executive Officer of ACE Limited from 1994 to May 2004 and continued as Chairman through the end of 2007. Prior to ACE, Mr. Duperreault was with American International Group (AIG) for more than 20 years, holding numerous positions and eventually becoming Executive Vice President of AIG Foreign General Insurance and Chairman and Chief Executive Officer of AIG's American International Underwriters (AIU). Mr. Duperreault is also a Director of Tyco International Ltd.

As the only member of MMC's management team on the Board, Mr. Duperreault's presence on the Board provides directors with direct access to MMC's Chief Executive Officer and helps facilitate director contact with other members of MMC's senior management.



Oscar Fanjul **Director since 2001**
Compensation Committee
Finance Committee

Mr. Fanjul, age 60, is Vice Chairman of Omega Capital, a private investment firm in Spain. Mr. Fanjul was Chairman and Chief Executive Officer of Repsol from 1985-1996. Mr. Fanjul is a Director of Acerinox, Lafarge (Vice Chairman), the London Stock Exchange and Areva. He is a Trustee of the International Accounting Standards Committee Foundation and the Amigos del Museo del Prado Foundation. Mr Fanjul is a former Director of Unilever.

We believe Mr. Fanjul's qualifications to sit on our Board of Directors include his extensive experience in various international markets with global companies and his understanding of global business practices.



H. Edward Hanway **Director since 2010**

Audit Committee
Compliance Committee
Corporate Responsibility Committee

Mr. Hanway, 58, served as Chairman and Chief Executive Officer of CIGNA Corporation from 2000 to the end of 2009. From 1999 to 2000, he served as president and chief operating officer of CIGNA. From 1996 to 1999, he was president of CIGNA HealthCare, and from 1989 to 1996 was president of CIGNA International. Mr. Hanway serves on the Board of Directors of the Alliance for Health Reform and is a former member of the Board of Directors of America's Health Insurance Plans (AHIP). He is also a past Chairman of the Council on Affordable Quality Healthcare (CAQH), and has been active in a wide range of issues and initiatives associated with children's health and education. He serves on the Board of Advisors of the March of Dimes Foundation, as well as on the Board of Trustees of Loyola University Maryland and the Eisenhower Exchange Fellowships.

We believe Mr. Hanway's qualifications to sit on our Board of Directors include his years of executive experience in the insurance industry, together with his background in the health and benefits sector, which provide our Board with insight into important areas in which MMC conducts business.



Gwendolyn S. King **Director since 1998**

Directors and Governance Committee (Chair)
Executive Committee

Ms. King, age 69, is President of Podium Prose, a speaker's bureau. From 1992 until 1998, she was Senior Vice President, corporate and public affairs at Peco Energy. From 1989 to 1992, she served as Commissioner of the Social Security Administration in the U.S. Department of Health and Human Services. Ms. King is a former Director of Countrywide Financial Corporation and served for six years through January 2010 as a Director of the not-for-profit National Association of Corporate Directors. Ms. King is a Director of Lockheed Martin Corporation and Monsanto Company.

We believe Ms. King's qualifications to sit on our Board of Directors and to chair the Directors and Governance Committee include her substantive experience in the area of corporate governance, which provides leadership to the Directors and Governance Committee and provides the full Board with valuable insight into evolving best practices of corporate boards.



Bruce P. Nolop **Director since 2008**
Audit Committee
Corporate Responsibility Committee
Finance Committee

Bruce P. Nolop, 59, is Chief Financial Officer of E*Trade Financial Corporation. Mr. Nolop was Executive Vice President and Chief Financial Officer of Pitney Bowes, Inc. from 2000 to 2008. From 1993 to 2000, he was a Managing Director, Mergers & Acquisitions, at Wasserstein Perella & Co. Prior thereto, he was a Vice President with Goldman, Sachs & Co. for six years, and previously held positions with Kimberly-Clark Corporation and Morgan Stanley & Co. Mr. Nolop serves on the boards of directors of two non-profit organizations, JA Worldwide and Regional Plan Association.

We believe Mr. Nolop's qualifications to sit on our Board of Directors include his experience in financial accounting and corporate finance and his familiarity with internal financial controls acquired through executive-level finance positions held in public companies and 18 years' experience as an investment banker.



Marc D. Oken **Director since 2006**
Audit Committee (Chair)
Executive Committee
Finance Committee

Mr. Oken, age 63, is the Managing Partner of Falfurrias Capital Partners, a private equity firm. He was Chief Financial Officer of Bank of America Corporation from 2004 to 2005. Mr. Oken joined Bank of America in 1989 as Executive Vice President–Chief Accounting Officer, a position he held until 1998, when he became Executive Vice President–Principal Finance Executive. Mr. Oken is a former Director of Star Scientific, Inc. He is also a Director of Sonoco Products Company.

We believe Mr. Oken's qualifications to sit on our Board of Directors and to chair the Audit Committee include his extensive experience with public and financial accounting matters for complex global organizations, as well as his executive leadership and management experience.

Directors Continuing in Office
(Term Expiring in 2011)



Stephen R. Hardis **Director since 1998**

Compensation Committee
Directors and Governance Committee
Executive Committee (Chair)
Finance Committee

Mr. Hardis, age 74, was Chairman of Eaton Corporation from 1996 until his retirement in 2000. Mr. Hardis joined Eaton in 1979, and was its Chief Executive Officer from 1995 to 2000. He was chairman of Axcelis Technologies, Inc. from 2000 until May 2005. He is Lead Director of Axcelis Technologies, Inc. and a Director of Lexmark International Corporation, Nordson Corporation and Progressive Corporation. Mr. Hardis is a former Director of American Greetings Corporation and Steris Corporation.

We believe Mr. Hardis' qualifications to chair our Board of Directors include his significant experience leading global enterprises, as well as his service on the boards of other publicly traded companies. We believe Mr. Hardis' experience brings leadership to our Board.



The Rt. Hon. Lord Lang of Monkton, DL **Director since 1997**

Compensation Committee (Chair)
Directors and Governance Committee
Executive Committee
Finance Committee

Lord Lang, age 69, began his career as an insurance broker. He was then a member of the British Parliament from 1979 to 1997. He served in the Cabinet as President of the Board of Trade and Secretary of State for Trade and Industry from 1995 to 1997 and as Secretary of State for Scotland from 1990 to 1995. Lord Lang is a Non-Executive Director of Charlemagne Capital Ltd. Lord Lang is also Chairman of the Prime Minister's Advisory Committee on Business Appointments (UK). Former non-executive directorships include BFS US Special Opportunities Trust plc, Thistle Mining Inc., General Accident plc, CGU plc and The Automobile Association (UK).

We believe Lord Lang's qualifications to sit on our Board of Directors and to chair the Compensation Committee include his relevant industry background as an insurance broker, his service on the boards of other companies, as well as his extensive experience in various international markets and his understanding of global business practices.



Morton O. Schapiro **Director since 2002**
Compensation Committee
Directors and Governance Committee

Mr. Schapiro, age 56, has been President and Professor of Economics at Northwestern University since 2009. Prior to that, he was President and Professor at Williams College from 2000. Previous positions include Dean of the College of Letters, Arts and Sciences of the University of Southern California from 1994 to 2000, the University's Vice President for planning from 1999 to 2000, and Chair of its Department of Economics from 1991 to 1994.

We believe Mr. Schapiro's qualifications to sit on our Board of Directors include his experience in managing large and complex educational institutions, which provides the Board with a diverse approach to management, as well as his 32 years of experience as a professor of economics.



Adele Simmons **Director since 1978**
Directors and Governance Committee
Corporate Responsibility Committee (Chair)

Mrs. Simmons, age 68, is Vice Chair of Chicago Metropolis 2020 and President of the Global Philanthropy Partnership. From 1989 to 1999, she was President of the John D. and Catherine T. MacArthur Foundation. Ms. Simmons is also a Director of the Shorebank Corporation and a member of the boards of the Economic Club of Chicago, the Field Museum of Chicago and the Union of Concerned Scientists.

We believe Ms. Simmons's qualifications to sit on our Board of Directors and to chair the Corporate Responsibility Committee include her extensive philanthropic and non-profit experience, which make her well suited to oversee MMC's responsibilities and activities as a corporate citizen.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table reflects the number of shares of our common stock which each director and each named executive officer, as defined below under "Compensation of Executive Officers—Compensation Discussion and Analysis" on page 28, has reported as owning beneficially or in which he or she otherwise has a pecuniary interest. The table also shows the number of shares owned beneficially or otherwise by all directors and executive officers of MMC as a group. These common stock holdings are as of February 26, 2010, except with respect to interests in MMC's 401(k) Savings & Investment Plan and Supplemental Savings & Investment Plan, which are as of December 31, 2009. The table also includes the number of shares of common stock beneficially owned by persons known to MMC to own more than five percent of our outstanding shares.

	Amount and Nature of Beneficial Ownership (1)		
Name	**Sole Voting and Investment Power**	**Other than Sole Voting and Investment Power (2)**	**Total**
Leslie M. Baker, Jr.	13,534	5,491	19,025
Peter J. Beshar	60,465	475,127	535,592
M. Michele Burns	31,335	360,093	391,428
Zachary W. Carter	15,894	—	15,894
Brian Duperreault	85,610	1,384,597	1,470,207
Oscar Fanjul	40,758	9,700	50,458
Daniel S. Glaser	44,647	408,660	453,307
H. Edward Hanway	—	—	—
Stephen R. Hardis	22,000	82,902	104,902
Gwendolyn S. King	—	40,587	40,587
Lord Lang	15,762	14,128	29,890
Bruce P. Nolop	9,908	—	9,908
Marc D. Oken	21,560	2,325	23,885
Morton O. Schapiro	—	26,716	26,716
Adele Simmons	111,558	48,302	159,860
Vanessa A. Wittman	5,192	156,242	161,434
All directors and executive officers as a group (3)	558,215	4,139,997	4,698,212

Name	**Aggregate Amount Beneficially Owned**	**Percentage of Stock Outstanding as of December 31, 2009**
Capital World Investors (4) 333 South Hope Street Los Angeles, CA 90071	50,414,500	9.6%
Wellington Management Company, LLP (5) 75 State Street Boston, MA 02109	37,123,405	7.0%
PRIMECAP Management Company (6) 225 South Lake Ave., #400 Pasadena, CA 91101	35,211,050	6.7%
Morgan Stanley (7) 1585 Broadway New York, NY 10036	27,103,004	5.1%

(1) No director or named executive officer beneficially owned more than 1% of MMC's outstanding common stock, and all directors and executive officers as a group beneficially owned approximately .90% of MMC's outstanding common stock.

(2) This column includes shares of MMC common stock: (i) held in the form of shares of restricted stock; (ii) held indirectly for the benefit of such individuals or jointly, or directly or indirectly for certain members of such individuals' families, with respect to which beneficial ownership in certain cases may be disclaimed; and/or (iii) that represent the individual's interests in MMC's 401(k) Savings & Investment Plan. With respect to Mr. Fanjul, an MMC director, this column reflects shares of MMC common stock held indirectly through intermediary companies that are either wholly owned by Mr. Fanjul and his spouse or 99.5% owned by such wholly-owned company.

This column also includes:

- MMC common stock or stock units subject to issuance in the future with respect to the Directors' Stock Compensation Plan or MMC's Supplemental Savings & Investment Plan, and restricted stock units in the following aggregate amounts: Mr. Baker, 5,491 shares; Mr. Beshar, 72,943 shares; Ms. Burns, 92,076 shares; Mr. Duperreault, 525,224 shares; Mr. Glaser, 195,261 shares; Mr. Hardis, 82,902 shares; Ms. King, 40,187 shares; Mr. Schapiro, 26,716 shares; Mrs. Simmons, 48,302 shares; Ms. Wittman, 60,323 shares; and all directors and executive officers as a group, 1,411,220 shares; and
- shares of MMC common stock which may be acquired on or before April 30, 2010 through the exercise of stock options as follows: Mr. Beshar, stock options totaling 171,487 shares and performance options totaling 230,697 shares; Ms. Burns, stock options totaling 81,699 shares and performance options totaling 186,318 shares; Mr. Duperreault, stock options totaling 726,797 shares and performance options totaling 132,576 shares; Mr. Glaser, stock options totaling 163,399 and performance options totaling 50,000 shares; Ms. Wittman, stock options totaling 81,699 shares and performance options totaling 14,220 shares; and all directors and executive officers as a group, stock options and performance options totaling 2,636,377 shares. Vested performance options generally do not become exercisable until the trading day following the tenth consecutive trading day that the closing price of a share of MMC common stock on the NYSE exceeds the grant price of the options by fifteen percent (15%) or more.

(3) This group includes the individuals listed in this table, plus six additional executive officers.

(4) Based on a review of the Schedule 13G Information Statement filed on February 9, 2010 by Capital World Investors ("Capital World"), a division of Capital Research and Management Company ("CRMC"). The Schedule 13G discloses that: Capital World is deemed to be the beneficial owner of the reported shares as a result of CRMC acting as investment adviser to various investment companies; that Capital World had sole voting power as to 6,517,600 shares, sole dispositive power as to 50,414,500 shares; and that Capital World disclaimed beneficial ownership of all of the shares reported.

(5) Based on a review of the Schedule 13G Information Statement filed on February 12, 2010 by Wellington Management Company, LLP. The Schedule 13G discloses that Wellington Management in its capacity as investment adviser had shared voting power as to 21,398,305 shares and shared dispositive power as to 37,123,405 shares.

(6) Based on a review of the Schedule 13G Information Statement filed on February 11, 2010 by PRIMECAP Management Company. The Schedule 13G discloses that PRIMECAP in its capacity as investment adviser had sole voting power as to 12,454,550 shares and sole dispositive power as to 35,211,050 shares.

(7) Based on a review of the Schedule 13G Information Statement filed on February 12, 2010 by Morgan Stanley. The Schedule 13G discloses that Morgan Stanley, in its capacity as the parent holding company or control person of certain operating units of Morgan Stanley and its subsidiaries and affiliates, had sole voting power as to 25,514,242 shares and sole dispositive power as to 27,103,004 shares.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The following is a discussion and analysis of our executive compensation program. This section describes the compensation decisions made for 2009 with respect to MMC's president and chief executive officer, Brian Duperreault; MMC's chief financial officer, Vanessa A. Wittman; and MMC's other most highly-compensated executive officers as of December 31, 2009, Daniel S. Glaser, M. Michele Burns and Peter J. Beshar, who are included in the Summary Compensation Table on page 44. We refer to these executive officers in this Compensation Discussion and Analysis section as our "named executive officers." When we refer to our "senior executives," we mean the 11 members of MMC's executive committee, which consists of the chief executive officers of our operating companies and certain leaders of MMC's corporate staff.

This Compensation Discussion and Analysis also includes statements regarding the use of various performance metrics and related target levels in the limited context of our executive compensation program. These target levels are not intended to be statements of management's expectations of our future financial results or other guidance. Investors should not apply these target levels in any other context.

Overview

MMC is a global professional services firm with approximately 52,000 employees worldwide, serving a diverse range of clients and operating across three distinct business segments:

- Risk and insurance services;
- Consulting; and
- Risk consulting and technology.

As a global professional services firm, one of MMC's most valuable resources is our employees. MMC's long-term success depends on their skill, integrity and dedication. To achieve our goals, we must attract, motivate and retain highly talented individuals at all levels of the organization who will enhance MMC's financial position and who reflect and promote high standards of ethics and business conduct.

COMPENSATION PRINCIPLES, POLICIES AND PRACTICES

MMC Compensation Guiding Principles

In prior years, the Compensation Committee established guiding principles for our compensation design, decisions and actions. These principles continued to guide the Compensation Committee in 2009, with additional focus on recognizing the balance between risk and reward in executive compensation. The principles are:

- **Align with stockholder value creation** by balancing risk and reward in compensation policies, plans and practices, as well as providing consistency in performance expectations across operating companies ("equal pay for equal stretch") with flexibility to recognize different business models and markets for talent;
- **Support a strong performance culture** through accountability-driven variable compensation, an emphasis on variable compensation and the ability to differentiate across businesses and among individuals based upon actual results;
- **Set target compensation at competitive levels in markets where we operate** with variable compensation tied to performance results; and
- **Maximize employees' perceived value of our programs** through transparent processes and communication.

MMC Executive Compensation Program

The Compensation Committee seeks to ensure that our executive compensation policies and programs attract and retain the most highly qualified and capable professionals while motivating them to lead MMC and our diverse businesses in ways that promote the best long-term interests of our stockholders. We use an integrated compensation framework that is intended to coordinate the allocation of compensation among fixed and variable pay elements, which establishes the foundation for a pay-for-performance approach. Our pay-for-performance approach is intended to link variable compensation with key corporate priorities, tangible financial and strategic results and stockholder returns. As a result, a significant portion of our named executive officer's total compensation may fluctuate based on their achievements against pre-established, quantifiable financial performance objectives and strategic performance measures. Because a significant portion of variable compensation is in the form of equity-based awards, the value ultimately realized by the named executive officer depends on the future performance of MMC's common stock.

This compensation framework is designed to integrate the primary components of our executive compensation program for each fiscal year, which runs concurrently with the calendar year. Accordingly, the Compensation Committee determines and approves the amount of annual bonus awards and the grant of annual long-term incentive awards to each senior executive in February following the end of the applicable performance year, as well as his or her base salary increase, if any, for the upcoming performance year. In doing so, the Compensation Committee considers the performance of MMC as a whole and, as applicable, that of each senior executive's operating company, as well as individual performance, subject to any existing contractual commitments. This approach enables the Compensation Committee to evaluate performance on a consistent basis and to consider the appropriate proportion of variable compensation for each senior executive's total compensation. In making that determination, the Compensation Committee considers market data related to the proportion of variable compensation in a senior executive's total compensation. Though the Compensation Committee recognizes that elements of compensation may be interrelated, it does not require or assume any fixed relationship among the various elements of compensation within the total compensation framework.

Pension accruals and compensation previously paid to our named executive officers, including amounts realized or realizable under prior equity-based awards, did not affect the Compensation Committee's compensation decisions for 2009. This reflects the Compensation Committee's view that a senior executive's base salary, annual bonus award and annual long-term incentive award should reflect performance during the prior year and the market value of his or her services.

The Compensation Committee does not establish nor does it require any fixed relationship between the compensation of our president and chief executive officer and that of any other senior executive.

Focus on Variable Compensation

Our pay-for-performance approach ties a significant portion of our senior executives' target total compensation to MMC's performance and, as applicable, to the performance of the appropriate operating company. The terms of the employment agreement or employment letter for each named executive officer govern the allocation between his or her fixed and variable components of compensation.

Base salary represents the "fixed" component of our executive compensation program, while our annual bonus program and our annual long-term incentive compensation program represent the "variable" components of our executive compensation program. Base salary and annual bonus awards are paid in cash, while awards granted to our senior executives under the annual long-term incentive compensation program are equity-based awards that result in the delivery of shares of MMC common stock upon the achievement of specified conditions. Our variable compensation programs are intended to provide a mix of complementary compensation elements. The annual bonus program is designed to reward senior executives for achievement of key corporate financial and individual objectives, and the long-term incentive compensation program is intended to meaningfully align the compensation of senior executives with MMC's stock price performance. The objectives of these compensation components are further discussed below in "Components of the Executive Compensation Program" on page 34.

With respect to 2009, 90% of the target total direct compensation (i.e., the sum of base salary, target annual bonus opportunity and target long-term incentive compensation opportunity) for Mr. Duperreault and 77% of the total direct compensation for senior executives (other than Mr. Duperreault) was in the form of variable compensation.

Risk and Reward Features of Executive Compensation Corporate Governance Policies

The Compensation Committee aims to incorporate an appropriate balance between risk and reward in support of our overall business strategy. The Compensation Committee seeks to ensure that our executive compensation policies and practices encourage an appropriate level of risk-taking but do not encourage our executives to take excessive or unnecessary risks. To achieve this balance, we maintain the following policies and practices:

- ***Emphasis on Total Compensation.*** The mix of base salary, target annual bonus opportunity and target long-term incentive compensation opportunity places appropriate balance on both the shorter-term and longer-term aspects of the individual's responsibilities and performance, without excessive emphasis on any single element of compensation.
- ***Executive Annual Bonus Program.*** Awards are made based on both financial and strategic performance measures. Financial performance measures relate to fiscal-year performance; strategic performance measures may relate to longer-term objectives, and all pay decisions are made by the Compensation Committee. In addition, awards are limited to 200% of the target bonus opportunity. We do not guarantee annual bonuses for senior executives except for the initial bonus award after a senior executive's hire if the guarantee is deemed necessary to attract a candidate to join MMC or one of our operating companies.
- ***Bonus "Clawback" in Case of Certain Financial Restatements.*** We may, to the extent permitted by applicable law, cancel or require reimbursement of any annual bonus awards received by a senior executive if and to the extent that:
    - The amount of the award was based on the achievement of specified consolidated and/or operating company financial results, and we subsequently restate those financial results;
    - In the Compensation Committee's judgment, the senior executive engaged in intentional misconduct that contributed to the need for the restatement; and
    - The senior executive's award would have been lower if the financial results in question had been properly reported.

In such a case, we will seek to recover from the senior executive the amount by which the actual annual bonus award paid for the relevant period exceeded the amount that would have been paid based on the restated financial results. The policy provides that we will not seek to recover compensation paid more than three years prior to the date the applicable restatement is disclosed.

- ***Executive Long-term Incentive Program.*** Awards are made on a discretionary basis taking into account both past contributions and expected future contributions. Awards are made in a combination of restricted stock units and stock options in order to align the interests of grantees with stockholders and focus executives on increasing our stock price. We make awards on an annual basis. We do not award front-loaded "mega-grants" of equity-based awards to executives that cover multiple years of future service. Sign-on grants are made at a level deemed necessary to attract candidates to join MMC or our operating companies.

- ***Equity-Based Award Vesting Provisions.*** All equity-based awards have multi-year vesting requirements with complete forfeiture of unvested awards upon voluntary termination by the grantees or termination of employment for cause.
- ***"Double-Trigger" Vesting of Equity-Based Awards Upon a Change in Control***. A "double-trigger" condition applies to equity-based awards granted on or after March 15, 2007. Under the double-trigger provision, a change in control of MMC by itself would not cause an employee's equity-based award to vest, so long as the award is assumed or replaced on equivalent terms. In that case, vesting would occur pursuant to the award's original vesting schedule or if the employee's employment terminates without "cause" or for "good reason" during the 24 months following a change in control.
- ***Executive Stock Ownership.*** Senior executives are required to acquire and hold MMC equity with a value equal to a specified multiple of their base salary.
- ***Prohibition Against Speculative Activities or Hedging of MMC Stock.*** MMC prohibits its employees from engaging in speculative activities (including short sales, purchases or sales of puts or calls, and trading on a short-term basis) in MMC common stock as well as any hedging of MMC common stock.
- ***Limitation on Executive Severance.*** We must obtain stockholder approval before entering into a severance agreement with a senior executive that provides for cash severance that exceeds 2.99 times his or her base salary and three-year average annual bonus award.

Competitiveness of Pay

We periodically review and consider the level and form of market compensation, general compensation trends and new developments within the various business sectors in which we operate. To assist these efforts, we maintain a number of market comparison groups. MMC's market comparison group is comprised of key competitors of our operating companies (based upon their primary business lines and company size), as well as select publicly traded companies in the insurance, insurance brokerage, professional services and consulting industries with whom we compete for talent. The market comparison groups for our operating companies consist of global publicly traded companies that we deem to be competitive with our operating companies in their specific business sectors and are based primarily in the insurance, insurance brokerage and professional services and consulting sectors.

Given our unique group of businesses, identifying a market group of comparable publicly traded companies is challenging, especially because a number of key competitors in certain business sectors are not publicly traded companies. To better manage this challenge, we periodically review our market comparison groups. In mid-2009, we reviewed the market comparison groups for MMC and our operating companies to ensure that the most relevant competitor companies based upon their primary business lines, company size and talent pool were included. No changes were made except as required to reflect corporate changes, such as mergers and acquisitions, or the availability of publicly filed information. Below are the market comparison groups for MMC and the two operating companies led by named executive officers.

MMC and Operating Company Market Comparison Groups for 2009

MMC	Marsh Inc.	Mercer Inc.
ACE Limited	Aon Risk Services (a division of Aon Corporation)	Accenture Consulting (a division of Accenture plc)
Accenture plc	Arthur J. Gallagher & Co.	Aon Consulting (a division of Aon Corporation)
Aetna Inc.	Brown & Brown, Inc.	Hewitt Associates, Inc.
Aon Corporation	Willis Group Holdings Limited	Watson Wyatt Worldwide, Inc.*
The Chubb Corporation		
CIGNA Corporation		
The Hartford Financial Services Group, Inc.		
Hewitt Associates, Inc.		
Lincoln National Corporation		
Principal Financial Group, Inc.		
Prudential Financial, Inc.		
The Travelers Companies, Inc.		
Watson Wyatt Worldwide, Inc.*		
Willis Group Holdings Limited		
XL Capital Ltd		

* Merged with Towers, Perrin, Forster & Crosby, Inc., effective January 1, 2010.

The Compensation Committee reviews market data periodically with the objective of ensuring that each senior executive's target total compensation is competitive with the market, taking into account the individual's responsibilities. In 2009, we analyzed the competitiveness of our executive compensation program, focusing on: elements of compensation, compensation levels, and the proportion of variable compensation relative to total compensation for each senior executive.

In connection with compensation paid to our senior executives, including our named executive officers, the Compensation Committee reviewed information disclosed in the proxy statements filed by companies in the market comparison groups listed in the table above. In addition, the Compensation Committee reviewed information in two compensation databases (for financial services companies and general industry) compiled by Towers Perrin, an independent compensation consulting firm. Information in the Towers Perrin databases was used as follows:

- MMC's CEO and corporate senior executives were compared to executives in similar positions at selected companies in financial services and general industry based on company size, so that MMC was near the middle of the range based on revenue and market capitalization.
- Our operating company CEOs were compared to executives in financial services and general industry who were subsidiary or divisional CEOs and reported directly to their corporate CEOs.

Through this process, the Compensation Committee seeks to ensure that each senior executive's actual total compensation is competitive and varies appropriately from target based on an assessment of MMC, operating company (if applicable) and individual performance, as reviewed by the Compensation Committee.

Employment Arrangements

We have been moving away from the use of formal employment agreements that had been deemed a necessary component of our executive compensation program over the last few years. Accordingly, newly hired or promoted senior executives receive only a basic employment letter setting forth the terms and conditions of their initial or continued employment, as applicable. Senior executives with preexisting employment contracts will transition to the basic employment letter when the term of their contract expires and is scheduled for renewal. Each employment letter contains the basic terms of employment and compensation, including the senior executive's initial base salary, annual bonus target range (with the bottom of the range as zero or an initial year pro-rated minimum bonus for a new senior executive) and long-term incentive compensation target range. Other than in the case of Mr. Duperreault (described below), the employment letter also provides that the senior executive will participate in MMC's Senior Executive Severance Pay Plan, which generally provides for a severance payment solely in the event of an involuntary termination of employment without cause (as defined) in an amount equal to the sum of the senior executive's then-current base salary and average annual bonus over the three prior years, plus an amount equal to a pro-rata bonus for the year of termination. The terms of the Senior Executive Severance Pay Plan are described more fully in "Severance Arrangements" on page 40.

MMC and Mr. Duperreault entered into an employment agreement when he first joined MMC in January 2008. The initial term of that agreement is scheduled to expire in January 2011. In September 2009, MMC and Mr. Duperreault entered into a new agreement to extend his period of employment and transition him to an agreement that is similar, in form and purpose, to the basic employment letter used for other senior executives. This new employment letter is generally effective after the expiration of Mr. Duperreault's current employment agreement in January 2011 and has an initial term of three years ending January 2014. It retains the current terms of Mr. Duperreault's compensation (including the absence of any cash severance) and incorporates provisions, with immediate effectiveness, that are intended to facilitate a successful transition to his successor. In particular, the new employment letter provides that if the Compensation Committee determines that Mr. Duperreault satisfactorily participated in the identification and/or development of his successor and reasonably assisted in the transition of his roles and responsibilities to his successor, then, in the event of Mr. Duperreault's termination of employment after September 2009 and prior to age 65, he will be deemed to have reached normal retirement age for purposes of his equity-based awards (other than those equity-based awards granted to him in connection with his joining MMC) and he will receive the value of his accrued benefits under the United States retirement program if they are not otherwise vested at that time.

Of the other named executive officers: Ms. Wittman has a basic employment letter that has been in effect since her initial employment with MMC in September 2008. Ms. Burns' employment agreement expired in March 2010, at which time she transitioned to the basic employment letter. Mr. Glaser has a formal employment agreement that will expire later in 2010, and he is expected to move to a basic employment letter at that time. Mr. Beshar's employment agreement was scheduled to expire in November 2010. During the past year, Mr. Beshar offered to reduce his target bonus and accelerate his transition to the basic employment letter. In March 2010, Mr. Beshar entered into a basic employment letter (consistent with the employment letter terms described above) effective immediately that replaces his prior employment agreement. Mr. Beshar's new employment letter reduces his overall target total compensation beginning with the 2010 performance year, and shifts a greater proportion of that compensation to long-term variable compensation.

The terms of the employment arrangements for our named executive officers are described more fully in "Components of the Executive Compensation Program."

COMPONENTS OF THE EXECUTIVE COMPENSATION PROGRAM

The principal components of our executive compensation program are:

- Base salary;
- Annual bonus;
- Annual long-term incentive compensation; and
- Benefits.

Base Salary

Base salary is intended to provide a fixed level of compensation that is appropriate given a senior executive's role in the organization, his or her skills and experience and the competitive market for his or her position.

In general, a senior executive's base salary is adjusted when the Compensation Committee determines that an adjustment is appropriate or necessary to reflect a change in his or her responsibilities, growth in his or her job or changing market or internal equity conditions. The base salaries paid to our named executive officers in 2009 are disclosed in the "Salary" column of the Summary Compensation Table on page 44.

None of our named executive officers received a base salary increase during 2009.

Annual Bonus

Our annual bonus program is intended to advance the interests of MMC and our stockholders by linking the cash incentive compensation of our senior executives to the achievement of key financial and strategic objectives. The Compensation Committee believes that providing annual cash incentive opportunities is an important part of maintaining a competitive executive compensation program and that annual bonus awards should primarily be determined based on the achievement of objective, measurable financial results and the quality of how those results were achieved. In 2009, to reinforce this goal, the financial component weighting was increased to 75%, as described in "Financial Performance Measures" below. The Compensation Committee also recognizes that an important component of executive performance is measured by factors other than just the short-term financial performance of MMC or its operating companies. Accordingly, in 2009 the annual bonus program incorporated a 25% weighting of an assessment of individual performance against key strategic objectives for each senior executive based upon his or her area of responsibility, as described in "Strategic Performance Measures" on page 36. This strategic component rewards performance achievements toward medium- and long-term strategic priorities, and is intended to complement our annual long-term incentive compensation program.

Financial Performance Measures. For the financial component, in early 2009 the Compensation Committee selected primary measures based on MMC's earnings per share ("EPS") for MMC corporate named executive officers (60% weighting) and pre-bonus net operating income ("NOI") for our operating company named executive officers (50% weighting), as defined below. For the secondary measures, managing expenses within the departmental budget was used for our corporate named executive officers (15% weighting), and a unique individual financial measure was identified for each operating company named executive officer based upon the specific financial priorities that drive both short- and long-term performance of his or her business (25% weighting). For Mr. Duperreault, the sole financial performance measure was MMC's EPS.

The Compensation Committee established an objective for each financial performance measure that could result in an award of 0% to 200% of target, based on the Compensation Committee's discretion. For the primary measure, the Compensation Committee established a performance range from 80% to 120% of target and determined that if performance was below the 80% performance threshold, it would use its discretion whether or not to make an award for this measure. For the secondary measure, the Compensation Committee determined to evaluate whether the applicable objective was attained.

The 2009 annual bonus program incorporates a flexible performance assessment framework that allows for the bonus determinations to reflect not only objective results, but also the quality of how those results were achieved as well as the named executive officer's responsibility for and contribution to achieving those results. For example, considering Mr. Duperreault's role as our president and chief executive officer and that his sole financial performance measure was MMC's EPS, the compensation Committee's evaluation of EPS results with respect to Mr. Duperreault's annual bonus award was different from its evaluation of EPS results for Ms. Wittman's and Mr. Beshar's annual bonus awards. The following table presents the weightings, performance measures, target levels and calculations that related to the financial performance measures of each named executive officer's 2009 annual bonus award:

2009 Annual Bonus—Financial Performance Framework

	Primary Financial Component				Secondary Financial Component		
	Weighting	**Measure**	**Target**	**% of Target Attained**	**Weighting**	**Measure**	**Goal Attainment**
Mr. Duperreault	75%	EPS	$1.44	104%	N/A	N/A	N/A
Ms. Wittman	60%	EPS	$1.44	104%	15%	Manage expenses within departmental budget	Attained
Mr. Glaser	50%	Pre-Bonus NOI	$821M	116%	25%	Maintain rate of client revenue retention (revenue from existing clients)	Attained
Ms. Burns	50%	Pre-Bonus NOI	$660M	97%	25%	Increase internal operating margin in three principal businesses (Consulting, Outsourcing and Investments)	Attained
Mr. Beshar	60%	EPS	$1.44	104%	15%	Manage expenses within departmental budget	Attained

For purposes of the annual bonus awards, target levels for the "earnings per share," and "pre-bonus net operating income" performance measures were approved early in the performance period. As described below, these performance measures reflect adjustments to the measures derived under accounting principles generally accepted in the United States ("GAAP") and exclude the impact of "noteworthy items" as noted below. These "noteworthy items" are excluded for purposes of compensation award determination to neutralize the impact, both on the upside and downside, of items considered outside of core operations.

MMC Performance Measures. For purposes of the annual bonus awards MMC's "earnings per share" means earnings per share from continuing operations calculated in accordance with GAAP, adjusted to exclude the impact of Marsh & McLennan Risk Capital Holdings, Ltd. as well as "noteworthy items" (such as restructuring charges, goodwill impairment charges and credits and costs related to certain legal and regulatory matters) identified in MMC's quarterly earnings releases. In addition, the earnings per share results were reduced by $0.08 so as not to include tax credits associated with the reversal of liabilities for uncertain tax positions in excess of the amounts included in targeted earnings per share.

Operating Company Performance Measures. For purposes of the annual bonus awards an operating company's "pre-bonus net operating income" was calculated in accordance with GAAP, adjusted to exclude the annual bonus pool expense, the impact of currency exchange rate fluctuations, acquisitions and dispositions, the adverse impact of a professional liability matter at Mercer and "noteworthy items" identified in MMC's quarterly earnings releases.

Strategic Performance Measures. For the strategic component (25% weighting), each named executive officer's performance was assessed by Mr. Duperreault and the Compensation Committee (and, in the case of Mr. Duperreault, solely by the Compensation Committee). For this component, the Compensation Committee selected two to three key medium- and/or long-term objectives for each named executive officer upon which to evaluate his or her performance based upon his or her business priorities. In addition, the Compensation Committee also considered the named executive officer's risk management, operational excellence and achievement of human capital objectives.

Mr. Duperreault

Target Award Opportunity. Mr. Duperreault's annual bonus target was 225% of his base salary, as set forth in his employment agreement.

Annual Bonus Award Determination. Mr. Duperreault's 2009 annual bonus award was $4,500,000, which is 200% of his target bonus. The bonus award reflects the following determinations:

- ***Financial Component:*** MMC's 2009 EPS performance was above target. Mr. Duperreault's award reflects his leadership in achieving this result, particularly in light of the challenging economic and market environment.
- ***Strategic Component:*** In assessing Mr. Duperreault's individual performance, the Compensation Committee considered his strategic leadership in delivering strong, improved performance in 2009, while managing MMC prudently in the face of uncertainty. The Compensation Committee also considered his role in the performance of the operating companies and the execution of their business strategies, his success in developing a cohesive leadership team for MMC and his initiatives to optimize MMC's corporate staff and infrastructure.

Ms. Wittman

Target Award Opportunity. Ms. Wittman's annual bonus target was equal to her base salary, as set forth in her employment letter.

Annual Bonus Award Determination. Ms. Wittman's 2009 annual bonus award was $1,100,000, which is 147% of her target bonus. The bonus award reflects the following determinations:

- ***Financial Component:***
  - **Primary measure—EPS**. MMC's 2009 performance was above target. The Compensation Committee considered Ms. Wittman's contributions to the above-target EPS results, particularly her role in advancing effective cost containment across MMC and our operating companies.
  - **Secondary measure—manage expenses within departmental budget**. Ms. Wittman attained the goal of managing expenses within the finance function's budget.
- ***Strategic Component:*** The Compensation Committee determined that Ms. Wittman's individual performance was above target based on her success in enhancing our internal financial management transparency, specifically in the areas of strategic planning, budget and forecasting processes, as well as her role in developing corporate strategy initiatives at MMC.

Mr. Glaser

Target Award Opportunity. Mr. Glaser's annual bonus target was 225% of his base salary and reflects the midpoint of the target range set forth in his employment agreement.

Annual Bonus Award Determination. Mr. Glaser's 2009 annual bonus award was $3,500,000, which is 156% of his target bonus. The bonus award reflects the following determinations:

- *Financial Component:*
  - **Primary measure—Marsh pre-bonus net operating income**. Marsh's 2009 performance was above target. In assessing Mr. Glaser's performance against this measure, the Compensation Committee considered the significant improvement in Marsh's profitability.
  - **Secondary measure—maintain rate of client revenue retention**. Mr. Glaser attained the goal of maintaining Marsh's rate of revenue retention from existing clients.
- *Strategic Component:* The Compensation Committee determined that Mr. Glaser's individual performance was above target based on the effective implementation of Marsh's client segment and placement hub strategies. The Compensation Committee also considered Marsh's improved operational efficiencies in a soft insurance market and uncertain economic environment.

Ms. Burns

Target Award Opportunity. The Compensation Committee increased Ms. Burns' annual bonus target for 2009 to $1,500,000 in connection with its consideration of bonus targets for our senior executives generally. Previously, Ms. Burns' annual bonus target was $1,275,000 (150% of her base salary) and reflected the midpoint of the target range set forth in her employment agreement.

Annual Bonus Award Determination. Ms. Burns' 2009 annual bonus award was $1,600,000, which is 107% of her target bonus. The bonus award reflects the following determinations:

- *Financial Component:*
  - **Primary measure—Mercer pre-bonus net operating income**. Mercer's 2009 performance was below target, although the Compensation Committee noted the global recessionary conditions in 2009.
  - **Secondary measure—increase operating margin**. Ms. Burns attained the goal of increasing internal operating margin in Mercer's three principal businesses (Consulting, Outsourcing and Investments).
- *Strategic Component:* The Compensation Committee determined that Ms. Burns' individual performance was at target based on her proactive management of expenses and the achievement of operational and process efficiencies in Mercer, enabling Mercer to protect its operating margins. The Compensation Committee also considered her role in the implementation of Mercer's strategy of combining services from its three principal businesses in order to enhance the coordination and effective delivery of services to clients.

Mr. Beshar

Target Award Opportunity. Mr. Beshar's annual bonus target for 2009 was $1,500,000. In setting Mr. Beshar's annual bonus target for 2009, the Compensation Committee considered market competitiveness and annual bonus targets for our senior executives generally. Previously, Mr. Beshar's annual bonus target was $1,750,000 (200% of his base salary) and reflected the midpoint of the target range set forth in his employment agreement.

Annual Bonus Award Determination. Mr. Beshar's 2009 annual bonus award was $1,500,000, equal to his target bonus. In assessing Mr. Beshar's 2009 performance, the Compensation Committee determined that MMC's 2009 EPS results were above target and that Mr. Beshar attained the goal of managing expenses within the legal department's budget. The Compensation Committee determined that Mr. Beshar's individual performance was above target based on the quality of his work and advice as MMC's general counsel and his leadership in dealing with regulatory matters. The Compensation Committee's assessment also considered his management of our legal risks, including the resolution of securities and ERISA class action lawsuits in 2009, and his development and implementation of strategies to mitigate MMC's legal risk prospectively. The Compensation Committee recognized that Mr. Beshar's strong performance merited an above target annual bonus; however, in light of discussions initiated by Mr. Beshar to restructure his compensation, the Compensation Committee decided to pay his 2009 bonus at the target amount.

Annual Long-Term Incentive Compensation

Components of Annual Long-term Incentive Awards in Respect of Fiscal Year 2009

Each year, the Compensation Committee considers the appropriate mix of awards based upon recommendations from our management. These recommendations are reviewed by the Compensation Committee's independent compensation consultant, Towers Perrin. Awards granted in 2009 to senior executives included service-based incentive awards in the form of restricted stock units (25% of the aggregate grant date value of the award) and stock options (75% of the aggregate grant date value of the award). The Compensation Committee believes that this proportion supports our executive compensation guiding principle of aligning compensation with stockholder value creation.

Annual Long-term Incentive Award Determination

The grant date fair value of annual long-term incentive awards is determined by the Compensation Committee after considering the target ranges for annual long-term incentive awards included in each named executive officer's employment agreement or employment letter, as well as financial and individual performance. The Compensation Committee also considers the recommendations of our CEO (except in the case of his own award).

The grant date fair values of annual long-term incentive awards granted to our named executive officers in February 2010 are shown in the following table (but are not reflected in the Summary Compensation Table on page 44 because they were not made during 2009). The value ultimately realized from these awards will depend on the future performance of MMC's common stock.

	Grant Date Fair Value of Annual Long-term Incentive Awards Granted in 2010				
	Brian Duperreault	Vanessa A. Wittman	Daniel S. Glaser	M. Michele Burns	Peter J. Beshar
Grant Date Fair Value of Nonqualified Stock Options	$6,000,000	$1,875,000	$3,000,000	$1,425,000	$1,312,500
Grant Date Fair Value of Service Based Restricted Stock Units	$2,000,000	$ 625,000	$1,000,000	$ 475,000	$ 437,500
Total grant date fair value of long-term incentive awards	$8,000,000	$2,500,000	$4,000,000	$1,900,000	$1,750,000

The stock options are scheduled to vest in four equal annual installments, beginning on the first anniversary of the grant date, with earlier vesting in the event of death and certain types of terminations of employment. The service based restricted stock units are scheduled to vest in three equal annual installments on the 15th of the month in which each of the first three anniversaries of the grant date occurs, with earlier vesting in the event of death and certain types of terminations of employment.

Total Compensation Decisions by the Compensation Committee

The following table summarizes the decisions made by the Compensation Committee in February 2010 and February 2009 with respect to the named executive officers. Long-term incentive awards granted in and shown for February 2010 are not reflected in the Summary Compensation Table on page 44 since the awards were made after the end of the 2009 fiscal year.

Name	Decision Date	Base Salary	Annual Bonus Awards[1]	*% of Target*	Total Cash Compen-sation	Long-term Incentive Awards	*% of Target*	Total Direct Compen-sation
Brian Duperreault ..	2/22/10	**$1,000,000**	$4,500,000	200%	**$5,500,000**	$8,000,000	114%	**$13,500,000**
	2/23/09	**1,000,000**	3,000,000	133%	**4,000,000**	8,000,000	114%	**12,000,000**
	Change	***0.0%***	+50.0%		***+37.5%***	0.0%		***+12.5%***
Vanessa A. Wittman	2/22/10	**750,000**	1,100,000	147%	**1,850,000**	2,500,000	125%	**4,350,000**
	2/23/09	**750,000**	400,000[2]	NA[2]	**1,150,000[2]**	2,000,000	100%	**3,150,000[2]**
	Change	***0.0%***	NA[2]		**NA[2]**	+25.0%		**NA[2]**
Daniel S. Glaser	2/22/10	**1,000,000**	3,500,000	156%	**4,500,000**	4,000,000	133%	**8,500,000**
	2/23/09	**1,000,000**	3,000,000	133%	**4,000,000**	4,000,000	133%	**8,000,000**
	Change	***0.0%***	+16.7%		***+12.5%***	0.0%		***+6.3%***
M. Michele Burns ...	2/22/10	**850,000**	1,600,000	107%	**2,450,000**	1,900,000	112%	**4,350,000**
	2/23/09	**850,000**	1,700,000	133%	**2,550,000**	2,000,000	118%	**4,550,000**
	Change	***0.0%***	-5.9%		***-3.9%***	-5.0%		***-4.4%***
Peter J. Beshar	2/22/10	**875,000**	1,500,000	100%	**2,375,000**	1,750,000	100%	**4,125,000**
	2/23/09	**875,000**	1,688,750	97%	**2,563,750**	1,750,000	80%	**4,313,750**
	Change	***0.0%***	-11.2%		***-7.4%***	0.0%		***-4.4%***

1 Annual bonus awards determined on February 22, 2010 relate to the 2009 performance year and annual bonus awards determined on February 23, 2009 relate to the 2008 performance year.

2 Ms. Wittman joined MMC effective September 10, 2008; therefore, she did not receive a full-year annual bonus award for 2008.

Benefits

Retirement and Deferred Compensation Plans

We maintain a United States retirement program consisting of the tax-qualified Marsh & McLennan Companies Retirement Plan and the non-tax-qualified Benefit Equalization Plan and Supplemental Retirement Plan. The Benefit Equalization Plan is a restoration plan that provides those participants subject to certain Internal Revenue Code limitations with retirement benefits on a comparable basis to the retirement benefits provided to employees who are not subject to such limitations. The Supplemental Retirement Plan provides an enhanced benefit for our senior executives and is intended to ensure that the retirement benefits that we provide to our senior executives are competitive with market practice. The features of our United States retirement program, including the actuarial present value of the accumulated pension benefits of our named executive officers who participate in these plans as of the end of 2009, are presented in further detail in "Defined Benefit Retirement Program" on page 53. We do not have individually-designed defined benefit arrangements for any named executive officer; however, Mr. Duperreault may receive the value of his unvested accrued benefits under the United States retirement program in the event of his termination of employment under certain circumstances, as described in "Employment Arrangements" on page 33.

In addition, we maintain the Supplemental Savings & Investment Plan (SSIP), an unfunded nonqualified defined contribution retirement plan that is coordinated with the tax-qualified 401(k) Savings & Investment Plan to give eligible participants the opportunity to defer compensation on a pre-tax basis in addition to what is allowed under the tax-qualified plan. We offer the SSIP, in which all of our senior executives are eligible to participate, to maintain a competitive compensation program.

Earnings with respect to all of our nonqualified defined contribution plans are based upon actual market performance, and preferential or above-market earnings are not offered. Additional information on the plans and arrangements described above, including individual amounts deferred by our named executive officers, MMC contributions and earnings during 2009, as well as account balances as of the end of 2009, is presented in "Nonqualified Deferred Compensation" on page 55.

Severance Arrangements

Severance arrangements for our senior executives are provided in their respective employment agreements or employment letters. The employment letters provide that the senior executive will participate in MMC's Senior Executive Severance Pay Plan, which is described in more detail below.

As discussed above, the Compensation Committee maintains a policy requiring stockholder approval of any new or renewed severance agreement with any senior executive that provides for a cash severance payment that exceeds 2.99 times his or her base salary and three-year average annual bonus, and none of the outstanding severance arrangements with our senior executives required shareholder approval pursuant to this policy. While compensation decisions regarding our senior executives affect the potential payouts under these arrangements, the existence of these severance arrangements did not affect the Compensation Committee's decisions with respect to other elements of 2009 compensation because these severance arrangements are contingent in nature and may never be triggered.

In general, the Senior Executive Severance Pay Plan provides benefits to participants in the event of a termination of employment by MMC without cause or, within the two-year period following a change in control of MMC, either by the successor entity without cause or by the participant for good reason. Benefits under the plan include cash severance equal to one year's base salary plus a bonus equal to the average of the annual bonuses paid to the participant for each of the three prior calendar years; a pro-rata bonus for the year of termination; 12 months of outplacement services; and continued medical and dental coverage for 12 months at active employee rates. Benefits are conditioned on the participant's having properly and timely executed and delivered to us a valid, irrevocable, confidential waiver and release of claims agreement (including restrictive covenants) in a form satisfactory to MMC.

The amount of the estimated payments and benefits payable to our named executive officers, assuming a termination of employment as of the last day of 2009, is presented in "Potential Payments Upon Termination or Change in Control" on page 56.

Change-in-Control Arrangements

Change-in-control benefits are provided to our senior executives through our equity-based compensation plans and their employment agreements or the Senior Executive Severance Pay Plan, as applicable. As discussed above, the terms of all equity-based awards granted after March 15, 2007, contain a "double-trigger" vesting provision, which requires both a change in control of MMC followed by a specified termination of employment for vesting to be accelerated. These arrangements are intended to retain our senior executives and provide continuity of management in the event of an actual or potential change in control of MMC. Consistent with this objective, our senior executives' employment agreements and the Senior Executive Severance Pay Plan also include a "double-trigger" change-in-control vesting provision rather than providing severance payments solely on the basis of a change in control of MMC.

Our equity-based compensation plans also contain a reimbursement provision providing that, if any equity-based award that vests as a result of a change in control of MMC is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will make a payment to the recipient as necessary to restore such individual to the same after-tax position had such excise tax not been imposed. Our senior executives' employment agreements, employment letters and the Senior Executive Severance Pay Plan do not contain such reimbursement provisions.

The amount of the estimated payments and benefits payable to our named executive officers assuming a change in control of MMC as of the last day of 2009 is presented in "Potential Payments Upon Termination or Change in Control" on page 56.

Other Benefits

Our senior executives are eligible to participate in our health and welfare benefit programs on the same basis as our other eligible employees. The cost of these benefits is partially borne by employees, including senior executives. We also provide certain perquisites and other personal benefits to our senior executives. In general, the perquisites or other personal benefits provided to our senior executives include (i) reimbursement for certain income tax return preparation and financial counseling expenses (up to a maximum of approximately $13,000 per year) and (ii) from time to time, the relocation costs associated with hiring newly recruited senior executives. In 2008, we acquired fractional interests in corporate aircraft for business travel, although the Compensation Committee has agreed that Mr. Duperreault may use the aircraft once per month to travel to his personal residences (principally to Bermuda). In addition, there was one instance of personal use by Ms. Burns. The incremental cost of providing these perquisites and other personal benefits in 2009 to the named executive officers is presented in the footnotes to the "All Other Compensation" column of the Summary Compensation Table on page 44.

STOCK OWNERSHIP GUIDELINES

We have maintained stock ownership guidelines for our senior executives since January 1, 2007. We believe that these ownership guidelines help align the interests of our senior executives with our stockholders by requiring them to acquire and maintain a meaningful stake of their personal wealth in the form of MMC common stock. These ownership guidelines are designed to take into account an individual's needs for portfolio diversification, while maintaining stock ownership at levels sufficient to assure our stockholders of management's commitment to long-term value creation. Senior executives are expected, over a five-year grace period, to acquire and hold shares of MMC common stock equal to a specified multiple of their base salary (which varies based on position). As of February 26, 2010, all named executive officers other than Ms. Wittman were in compliance with the stock ownership guidelines, and Ms. Wittman was still within the grace period.

The ownership guidelines for our named executive officers are as follows:

Named Executive Officer	Ownership Level Multiple
Brian Duperreault	6
Vanessa A. Wittman	3
Daniel S. Glaser	3
M. Michele Burns	3
Peter J. Beshar	3

The following shares (or share equivalents) held directly by senior executives (and some family members) count toward satisfying the stock ownership guidelines:

- Shares held outright;
- Restricted stock;
- Stock units granted under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (including, for example, performance-based restricted stock units at target levels and service-based restricted stock units) and credited under the Supplemental Savings & Investment Plan and other nonqualified retirement arrangements;
- Shares held in the 401(k) Savings & Investment Plan; and
- Shares acquired under our stock purchase plans.

Unexercised stock options do not count toward satisfying the stock ownership guidelines. In addition, as indicated previously, we prohibit our senior executives from engaging in speculative activities (including short sales, purchases or sales of puts or calls, and trading on a short-term basis) in MMC common stock as well as any hedging of MMC common stock.

TAX AND ACCOUNTING CONSIDERATIONS

We generally sought to ensure that the incentive compensation paid to our senior executives for 2009 was deductible for federal income tax purposes by paying our annual bonus awards and annual long-term incentive awards to our named executive officers pursuant to a stockholder-approved plan in accordance with Section 162(m) of the Internal Revenue Code. Under this plan, an annual incentive award pool was established based on our net operating income for the year. As permitted under the plan, the Compensation Committee could exercise its discretion to reduce (but not increase) the size of the amounts potentially payable to the named executive officers pursuant to the plan's award formula. In 2009, we amended our Senior Executive Severance Pay Plan in light of recent guidance issued by the Internal Revenue Service that addressed Section 162(m) of the Internal Revenue Code. Notwithstanding the foregoing, we may from time to time approve elements of compensation for certain senior executives that are not fully deductible, and we reserve the right to do so in the future in appropriate circumstances.

We also structure compensation in a manner intended to avoid the incurrence of any additional tax, interest or penalties under Section 409A of the Internal Revenue Code governing the provision of nonqualified deferred compensation to MMC service providers.

We account for stock-based compensation in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718"), which requires us to recognize compensation expense relating to share-based payments (such as stock options and restricted stock units) in our financial statements. The recognition of this expense has not caused us to limit or otherwise significantly alter the equity-based compensation element of our executive compensation program. This is because we believe equity-based compensation is a necessary component of a competitive executive compensation program and fulfills important program objectives. The Compensation Committee considers the potential impact of FASB ASC Topic 718 on any proposed change to the equity-based compensation element of our program.

Compensation Committee Report

Management has the primary responsibility for MMC's financial statements and reporting processes, including the disclosure of executive compensation. With this in mind, the Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis, as well as the accompanying compensation tables. Based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into MMC's Annual Report on Form 10-K for the year ended December 31, 2009.

Submitted by the Compensation Committee of the MMC Board of Directors

The Rt. Hon. Lord Lang of Monkton, DL (Chair)
Oscar Fanjul
Stephen R. Hardis
Morton O. Schapiro

* * *

2009 Summary Compensation Table

The following table contains information relating to compensation paid to or earned by MMC's 2009 named executive officers. MMC's 2009 named executive officers include MMC's chief executive officer (Mr. Duperreault), chief financial officer (Ms. Wittman) and the next three most highly-compensated executive officers who were executive officers as of December 31, 2009 (Mr. Glaser, Ms. Burns and Mr. Beshar).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (5)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($) (6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (7)	All Other Compensation ($) (8)	Total ($)
Brian Duperreault	2009	$1,000,000	$0	$2,000,011	$6,026,146	$4,500,000	$192,814	$362,068	$14,081,039
President & Chief Executive Officer Marsh & McLennan Companies, Inc. (1) (2)	2008	927,083	0	11,132,519	9,653,958	3,000,000	160,268	88,376	24,962,204
Vanessa A. Wittman	2009	750,000	0	500,007	1,506,539	1,100,000	40,892	0	3,897,438
EVP & Chief Financial Officer Marsh & McLennan Companies, Inc. (2) (3)	2008	230,114	400,000	500,005	500,002	0	11,644	225,497	1,867,262
Daniel S. Glaser	2009	1,000,000	0	1,000,015	3,013,073	3,500,000	90,007	12,139	8,615,234
Chairman and Chief Executive Officer Marsh Inc. (2) (4)	2008	1,000,000	0	0	0	3,000,000	74,891	4,406,956	8,481,847
M. Michele Burns	2009	850,000	0	666,686	1,506,539	1,600,000	135,799	31,920	4,790,944
Chairman and Chief Executive	2008	850,000	0	1,166,711	502,276	1,700,000	56,061	42,465	4,317,513
Officer Mercer Inc.	2007	850,000	0	750,005	250,313	1,452,000	107,415	536,740	3,946,473
Peter J. Beshar	2009	875,000	0	437,502	1,318,220	1,500,000	131,498	36,070	4,298,290
EVP & General Counsel Marsh & McLennan Companies, Inc. (2)	2008	875,000	0	1,000,019	1,004,551	1,688,750	25,008	35,690	4,629,018

1. Mr. Duperreault joined MMC effective January 29, 2008, serving as MMC's president and chief executive officer.
2. As Messrs. Duperreault, Glaser and Beshar and Ms. Wittman were not named executive officers for purposes of our 2008 proxy statement, only two years of compensation are required to be disclosed under SEC rules.
3. Ms. Wittman joined MMC effective September 10, 2008, serving as an executive vice president, and became MMC's chief financial officer on October 15, 2008.
4. Mr. Glaser joined MMC effective December 10, 2007, serving as Marsh's chairman and chief executive officer.
5. As part of its executive compensation program, MMC grants equity-based awards under its 2000 Senior Executive Incentive and Stock Award Plan and 2000 Employee Incentive and Stock Award Plan. The amounts reported in the "Stock Awards" and "Option Awards" columns constitute the grant date fair market value of the awards for the years ended December 31, 2009, December 31, 2008, and December 31, 2007, respectively, in accordance with FASB ASC Topic 718. The grant-date fair values of performance-based restricted stock units granted to Ms. Burns in 2009 and 2008 were $166,678 and $166,692, respectively, based on Mercer performance at target. These amounts are included in the "Stock Awards" column. As indicated in footnote 3 of the "Grants of Plan-Based Awards in 2009" table on page 48, the payout based on maximum performance is 150% of target, which if achieved would correspond to values of $250,017 and $250,038, respectively, holding constant the grant-date fair market value of MMC common stock. The assumptions used in calculating the amounts reported for awards granted in 2009 are included in footnote 9 to MMC's audited financial statements for the fiscal year ended December 31, 2009, included in MMC's Annual Report on Form 10-K filed with the SEC on February 26, 2010. The assumptions used in calculating the amounts reported for awards granted prior to 2009 are included in the footnote captioned "Stock Benefit Plans" to MMC's audited financial statements for the relevant fiscal year, included in MMC's Annual Reports on Form 10-K filed with the SEC.
6. The amounts reported in the "Non-Equity Incentive Plan Compensation" column represents annual short-term incentive awards, as described in "Compensation Discussion and Analysis—Components of the Executive Compensation Program—Annual Bonus" on pages 34 through 38. These awards earned in respect of 2009 were determined by the Compensation Committee at its meeting on February 22, 2010 and paid on February 26, 2010.

7. The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the increase in the actuarial present value of the named executive officers' benefits under the tax-qualified Marsh & McLennan Companies' Retirement Plan, its Benefit Equalization Plan and its Supplemental Retirement Plan. The assumptions used in calculating the amounts reported are included in footnote 8 to MMC's audited financial statements for the fiscal year ended December 31, 2009, included in MMC's Annual Report on Form 10-K filed with the SEC on February 26, 2010. The named executive officer may not currently be entitled to receive all of these amounts, because such amounts are not vested. MMC's retirement program is described in further detail in "Defined Benefit Retirement Program" on page 53. No named executive officer received preferential or above-market earnings on deferred compensation in any of the years covered in the table.

8. The following items are reported in the "All Other Compensation" column for our named executive officers in 2009:

All Other Compensation

Name	Company Contributions to Defined Contribution Plans ($) (a)	Personal Use of Corporate Aircraft ($) (b)	Employee Stock Purchase Plan Interest ($) (c)	Financial Planning and Income Tax Preparation ($) (d)	Security Services (including Tax Reimbursement) ($) (e)	Total ($)
Brian Duperreault	$30,000	$289,172	$0	$5,000	$37,896	$362,068
Vanessa A. Wittman	0	0	0	0	0	0
Daniel S. Glaser	3,675	0	66	8,398	0	12,139
M. Michele Burns	25,500	6,420	0	0	0	31,920
Peter J. Beshar	26,250	0	0	9,820	0	36,070

(a) In the case of Messrs. Duperreault, Glaser and Beshar, and Ms. Burns, these amounts include MMC's matching contributions under the Section 401(k) Savings & Investment Plan and Supplemental Savings and Investment Plan (SSIP) attributable to 2009. The Section 401(k) Savings & Investment Plan is a tax-qualified defined contribution plan. The SSIP is a nonqualified defined contribution plan and is described in further detail in "Nonqualified Deferred Compensation" on page 55.

(b) These amounts represent the incremental cost to MMC of the named executive officer's personal use of corporate aircraft in which MMC owns a fractional share. The incremental cost to MMC has been calculated by adding the aggregate incremental variable costs associated with the applicable named executive officer's personal flights on each of the aircraft (including hourly charges, taxes, passenger fees, catering and international fees). The imputed income attributable to personal use of corporate aircraft is taxable income to the named executive officer and is not "grossed up" by MMC.

(c) These amounts represent interest credited on participant accounts within MMC's tax-qualified employee stock purchase plan.

(d) In the case of Messrs. Duperreault, Glaser and Beshar, these amounts represent the incremental cost to MMC of offering personal financial planning and tax preparation services. The imputed income attributable to these services is taxable income to the named executive officer and is not "grossed up" by MMC.

(e) At the direction of our security department, MMC retained security services for Mr. Duperreault during a personal international trip. The amount in this column represents the incremental cost to MMC of those services ($18,387) and a cash payment made to Mr. Duperreault to reimburse him for income and employment taxes associated with those services ($19,509).

Employment Arrangements

As described in "Compensation Discussion and Analysis—Compensation Principles, Policies, and Practices—MMC Executive Compensation Program—Employment Arrangements" on page 33, MMC is utilizing employment letters for new executives and shifting from employment agreements to employment letters upon the expiration of employment agreements with existing executives.

As of December 31, 2009, Messrs. Duperreault, Glaser and Beshar, and Ms. Burns, had effective employment agreements while Ms. Wittman had an effective employment letter. Mr. Beshar and Ms. Burns transitioned to employment letters in March 2010. Mr. Duperreault entered into an employment letter in September 2009 that will generally become effective after his current employment agreement expires on January 29, 2011. The material terms of the employment letters and the employment agreements are described below.

Employment Letters:

MMC currently has employment letters with all of the named executive officers except Mr. Glaser, whose employment agreement will expire in December 2010. The employment letters for our named executive officers generally follow a common template and include the following principal terms:

- Base salary, annual bonus and long-term incentive compensation target opportunities and ranges. Although initial target opportunities and ranges are included in the letter, actual annual bonus and long-term incentive award payments are based upon the performance assessment described in "Compensation Discussion and Analysis—Components of the Executive Compensation Program—Annual Bonus" and "—Annual Long-term Incentive Compensation," respectively, on pages 34 through 38 and 38 through 39;
- A severance payment (except for Mr. Duperreault) in accordance with MMC's Senior Executive Severance Pay Plan, as described in "Compensation Discussion and Analysis—Components of the Executive Compensation Program—Benefits—Severance Arrangements" on page 40; and
- Nonsolicitation and confidentiality covenants for the benefit of MMC.

Mr. Duperreault's employment letter retains the current terms of his compensation (including the absence of any cash severance) and incorporates provisions, with immediate effectiveness, that are intended to facilitate a successful transition to his successor, as described in "Compensation Discussion and Analysis—Compensation, Principles, Policies and Practices—MMC Executive Compensation Program—Employment Arrangements" on page 33. Other terms of Mr. Duperreault's employment agreement are noted in "Employment Agreements" below.

Employment Agreements:

Employment agreements are in effect with Mr. Duperreault, whose employment letter will become fully effective in January 2011, and Mr. Glaser, whose employment agreement will expire in December 2010. The employment agreements of our named executive officers generally follow a common template and include the following principal terms:

- An initial three-year term, with automatic renewal for an additional year, unless either party gives notice of an intent to terminate the agreement;
- Base salary and annual short-term and long-term incentive compensation target opportunities and ranges. Although initial target opportunities and ranges are

included in the agreement, actual short-term and long-term incentive award payments are based upon the performance assessment described in "Compensation Discussion and Analysis—Components of the Executive Compensation Program—Annual Bonus" and "—Annual Long-term Incentive Compensation," respectively, on pages 34 through 38 and 38 through 39;

- A severance payment (except for Mr. Duperreault) and related compensation in the event of specified terminations of employment; and
- Noncompetition, nonsolicitation and confidentiality covenants for the benefit of MMC.

Mr. Duperreault's employment agreement does not provide for any cash severance payment in connection with any termination of his employment, although the equity-based awards granted at the commencement of his employment and his long-term incentive compensation will vest in the event that his employment terminates "without cause" or for "good reason." In addition, Mr. Duperreault's employment agreement provides for term life insurance with a face amount of $5 million and eligibility for MMC's retiree medical program without regard to any generally applicable age or service requirements.

For further information regarding the use of employment letters and employment agreements, see "Compensation Discussion and Analysis—Compensation, Principles, Policies and Practices—MMC Executive Compensation Program—Employment Arrangements" on page 33.

Grants of Plan-Based Awards in 2009

The following table contains information on the grants of plan-based awards made to our named executive officers in 2009. Amounts shown under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to the annual short-term incentive compensation awards granted in respect of 2009. The terms and conditions of these awards are described in "Compensation Discussion and Analysis—Components of the Executive Compensation Program—Annual Bonus" on page 34. The remaining columns relate to plan-based equity awards granted in 2009. These generally consist of performance-based restricted stock units, service-based restricted stock units, and stock options with respect to shares of MMC common stock. The terms and conditions of these awards are described in the narrative following this table.

GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Exercise or Base Price of Option Awards ($/Sh) (6)	Closing Stock Price on Date of Grant ($/Sh) (6)	Grant Date Fair Market Value of Stock and Option Awards ($) (7)
(a)	(b) (1)	(c) (1)	(d)	(e) (2)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)
Name	Grant Date	Action Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Brian Duperreault			$0	$2,250,000	$4,500,000								
	2/23/2009	2/23/2009							105,015				$2,000,011
	2/23/2009	2/23/2009								1,307,190	$19.045	$18.530	6,026,146
Vanessa A. Wittman			0	750,000	1,500,000								
	2/23/2009	2/23/2009							26,254				500,007
	2/23/2009	2/23/2009								326,798	19.045	18.530	1,506,539
Daniel S. Glaser			0	2,250,000	4,500,000								
	2/23/2009	2/23/2009							52,508				1,000,015
	2/23/2009	2/23/2009								653,595	19.045	18.530	3,013,073
M. Michele Burns			0	1,500,000	3,000,000								
	2/26/2009	2/26/2008				0	8,899	13,349					166,678
	2/23/2009	2/23/2009							26,254				500,007
	2/23/2009	2/23/2009								326,798	19.045	18.530	1,506,539
Peter J. Beshar			0	1,500,000	3,000,000								
	2/23/2009	2/23/2009							22,972				437,502
	2/23/2009	2/23/2009								285,948	19.045	18.530	1,318,220

1. Equity awards reported in this table and dated February 23, 2009, were approved by the Compensation Committee at its meeting on February 23, 2009, and granted on the same date. The equity award reported in this table and dated February 26, 2009, was approved by the Compensation Committee at its meeting on February 26, 2008, and granted to Ms. Burns on the anniversary of her 2008 award and discussed in further detail in footnote number 3 below.

2. The target annual short-term incentive amounts reported in column (e) as a percentage of each named executive officer's base pay, were: 225% for Mr. Duperreault; 100% for Ms. Wittman; 225% for Mr. Glaser; 176% for Ms. Burns; and 171% for Mr. Beshar. The target amounts for Ms. Burns and Mr. Beshar were both set at $1,500,000 by the Compensation Committee at its meeting on March 18, 2009. The actual earned amounts are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

3. On February 26, 2008, Ms. Burns was granted an award of performance-based restricted stock units based on the performance of Mercer. The award was initially denominated as a fixed dollar amount ($500,000 with nominal increases to reflect the fact that MMC does not award partial units and rounds up to the next full unit on the actual date of an award). One-third of the award was converted into performance-based restricted stock units on each of: the grant date and the first and second anniversaries of the grant date. The amounts reported in columns (g), (h) and (i) for Ms. Burns reflect performance-based restricted stock units granted to Ms. Burns on February 26, 2009 in respect of the second one-third of this award, as they would pay out based on threshold (0%), target (100%) and maximum (150%) performance, respectively. This grant

was made under MMC's 2000 Senior Executive Incentive and Stock Award Plan. The terms and conditions of these awards are described in further detail in the narrative following this table.

4. The amounts reported in column (j) reflect restricted stock units granted in 2009. All grants of restricted stock units include the right to accumulated dividend equivalent payments in cash equal in amount to dividends paid on outstanding shares of MMC common stock and payable at the time the underlying restricted stock units vest. These grants were made under MMC's 2000 Senior Executive Incentive and Stock Award Plan. The terms and conditions of these awards are described in further detail in the narrative following this table.

5. The amounts reported in column (k) reflect nonqualified stock options granted in 2009. These grants were made under MMC's 2000 Senior Executive Incentive and Stock Award Plan. The terms and conditions of these awards are described in further detail in the narrative following this table.

6. The stock options granted on February 23, 2009, have an exercise price of $19.045, equal to the average of the high and low trading prices of shares of MMC common stock on February 20, 2009, the trading date immediately preceding the date of grant. The closing price of the stock on the date of grant was $18.53, which is lower than the exercise price.

7. The grant date fair value reported for Ms. Burns' performance-based restricted stock units assumes payment at target.

Stock Options

Stock options represent the right to purchase a specified number of shares of MMC common stock at a specified exercise price for a specified period of time. The options granted on February 23, 2009 are scheduled to vest in four equal annual installments beginning on the first anniversary of the grant date, with earlier vesting in the event of death and specified terminations of employment. The options have an exercise price equal to the average of the high and low trading prices of shares of MMC common stock on the trading day immediately preceding the grant date.

Restricted Stock Units

Restricted stock units represent a promise to deliver a share of MMC common stock as soon as practicable after vesting. The units granted to the named executive officers on February 23, 2009, are scheduled to vest equally on February 15, 2010, 2011 and 2012, with earlier vesting in the event of death and specified terminations of employment. During the vesting period, the named executive officers are entitled to accumulated cash payments equal to the dividends paid on one share of MMC common stock multiplied by the number of units granted, at the same time as dividends are paid to MMC stockholders. The accumulated dividends will be payable at the same time that the underlying units vest. The restricted stock units have no voting rights.

Performance-based Restricted Stock Units

Performance-based restricted stock units, based on the performance of Mercer, were granted to Ms. Burns in 2008. The award was initially denominated as a fixed dollar amount. One-third of the value of the award was converted into performance-based restricted stock units on the grant date the first anniversary of the grant date; and the second anniversary of the grant date based on the fair market value of shares of MMC common stock on each conversion date. The number of shares of MMC common stock delivered in respect of these units is determined based on Mercer's performance during three annual performance periods (2008, 2009 and 2010). Based on the Compensation Committee's assessment of Mercer's performance for the relevant year, zero to 1.5 shares of MMC common stock will be delivered to Ms. Burns for each vested performance-based restricted stock unit. The units are scheduled to vest on the third anniversary of the grant date, with earlier vesting in the event of death and specified terminations of employment. Dividend equivalents are not currently paid on the performance-restricted stock unit award at the same time dividends are paid to MMC stockholders. This award includes the right to accumulated dividend equivalent payments equal in amount to dividends paid on outstanding shares of MMC common stock, based on the target number of units, and paid at the same time that the performance-restricted stock units vest.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning equity-based awards held by our named executive officers on December 31, 2009. All outstanding equity awards are with respect to MMC common stock.

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

		Option Awards					Stock Awards			
Name		**Number of Securities Underlying Unexercised Options Exercisable (#) (1)**	**Number of Securities Underlying Unexercised Options Unexercisable (#) (2)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (3)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($) (4)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#) (5)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($) (4)**
Brian Duperreault	(6)	0	0	400,000	27.2750	1/28/2018				
	(6)	0	0	400,000	27.2750	1/28/2018				
	(6)	200,000	200,000	0	27.2750	1/28/2018				
	(7)	0	0	265,152	26.0700	2/25/2018				
	(8)	0	1,307,190	0	19.0450	2/22/2019				
	(9)						483,142	10,667,775		
Vanessa A. Wittman	(10)	0	0	56,883	32.6950	9/9/2018				
	(8)	0	326,798	0	19.0450	2/22/2019				
	(11)						41,547	917,358		
Daniel S. Glaser	(12)	0	0	100,000	25.8150	12/9/2017				
	(8)	0	653,595	0	19.0450	2/22/2019				
	(13)						168,720	3,725,338		
M. Michele Burns	(14)	0	0	125,000	30.2150	3/14/2016				
	(15)	0	0	31,250	29.6000	2/11/2017				
	(7)	0	0	75,758	26.0700	2/25/2018				
	(8)	0	326,798	0	19.0450	2/22/2019				
	(16)						67,429	1,488,832	32,185	710,645
Peter J. Beshar	(17)	100,000	0	0	27.5300	11/16/2014				
	(18)	0	0	75,000	30.5050	3/15/2015				
	(14)	0	0	53,572	30.2150	3/14/2016				
	(15)	0	0	35,157	29.6000	2/11/2017				
	(7)	0	0	151,516	26.0700	2/25/2018				
	(8)	0	285,948	0	19.0450	2/22/2019				
	(19)						64,499	1,424,138	19,004	419,608

1. Represents vested, non-performance contingent stock options.
2. Represents unvested, non-performance contingent stock options.
3. Represents both vested and unvested, performance-contingent stock options. Performance-contingent stock options, other than those granted to Mr. Duperreault in 2008 and discussed in footnote 6 below, are exercisable following vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the option has vested.
4. Based on the closing market price of a share of MMC common stock on December 31, 2009, which was $22.08 per share.
5. The amounts reported in this column represent the number of shares underlying performance-based restricted stock units, based on the achievement of target performance. Performance-based restricted stock units granted before 2008 vest after three years and are paid in a number of MMC shares determined based on performance over the three-year period. The number of deliverable shares will range from 0% of target to 200% (for awards made before 2008) and 150% (for awards made in 2008) of target. Performance-based restricted stock units were granted in 2007 to Ms. Burns and Mr. Beshar. Based on actual performance over the 2007-2009 three-year performance period, no shares were earned. The actual number of shares delivered in respect of that award was lower than the numbers reported in this column. See also footnotes 16 and 19

to this table. See also the narrative following the "Grants of Plan-Based Awards" table above with respect to Ms. Burns' award of performance-based restricted stock units based on the performance of Mercer, on February 26, 2008.

6. Stock options granted to Mr. Duperreault on January 29, 2008, represent three distinct tranches. The first tranche, representing 400,000 stock options, vested equally on the first and second anniversaries of the award. The second tranche, representing 400,000 performance-contingent stock options, will become exercisable if and when the closing fair market value of a share of MMC's common stock exceeds 120% of the stock option exercise price (or $32.73) for 15 consecutive trading days. The third tranche, representing 400,000 performance-contingent stock options, will become exercisable if and when the closing fair market value of a share of MMC's common stock exceeds 140% of the stock option exercise price (or $38.185) for 15 consecutive trading days.

7. Represents a performance-contingent stock option that was granted on February 26, 2008, with vesting in four equal tranches on February 26, 2009, 2010, 2011 and 2012. Each tranche is exercisable after vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the tranche has vested.

8. Represents a stock option that was granted on February 23, 2009 with vesting in four equal tranches on February 23, 2010, 2011, 2012 and 2013.

9. Represents 483,142 restricted stock units that vest as follows: 300,000 units on January 29, 2011; 11,000 units on January 29, 2010; 67,127 units on February 26, 2011; 35,005 units on February 15, 2010; 35,005 units on February 15, 2011; and 35,005 units on February 15, 2012. Up to 100,000 of these units will be forfeited in the event that a change in control of MMC occurs prior to the vesting date and the transaction price is less than $38.1850 per share.

10. Represents a performance-contingent stock option that was granted on September 10, 2008, with vesting in four equal tranches on September 10, 2009, 2010, 2011 and 2012. Each tranche is exercisable after vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the tranche has vested.

11. Represents 41,547 restricted stock units that will vest as follows: 15,293 on September 10, 2011; 8,751 units on February 15, 2010; 8,751 units on February 15, 2011; and 8,752 units on February 15, 2012.

12. Represents a performance-contingent stock option that was granted on December 10, 2007 with vesting in four equal tranches on December 10, 2008, 2009, 2010, and 2011. Each tranche is exercisable after vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the tranche has vested.

13. Represents 168,720 restricted stock units that will vest as follows: 116,212 units on December 10, 2010; 17,503 units on February 15, 2010; 17,503 units on February 15, 2011; and 17,502 units on February 15, 2012.

14. Represents a performance-contingent stock option that was granted on March 15, 2006, with vesting in four equal tranches on March 15, 2007, 2008, 2009 and 2010. Each tranche is exercisable after vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the tranche has vested.

15. Represents a performance-contingent stock option that was granted on February 12, 2007, with vesting in four equal tranches on February 12, 2008, 2009, 2010 and 2011. Each tranche is exercisable after vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the tranche has vested.

16. Represents 67,429 restricted stock units that vest as follows: 38,359 units on February 26, 2011; 2,816 units on February 12, 2010; 8,751 units on February 15, 2010; 8,751 units on February 15, 2011; and 8,752 units on February 15, 2012. In addition, represents 32,185 performance-based restricted stock units (at target) that vest as follows: 15,293 units on February 26, 2011 and 16,892 units on February 12, 2010. As noted in footnote 5, above, based upon actual performance over the 2007-2009 three-year performance period, 0 out of a target of 16,892 performance-based restricted stock units vested and were delivered on February 12, 2010.

17. Represents a stock option that was granted on November 17, 2004, with vesting in three equal tranches on November 22, 2005, 2006 and 2007.

18. Represents a performance-contingent stock option that was granted on March 16, 2005, with vesting in four equal tranches on March 16, 2006, 2007, 2008 and 2009. Each tranche is exercisable after vesting only to the extent that the closing market price of a share of MMC common stock equals or exceeds 115% of the exercise price for ten consecutive trading days after the tranche has vested.

19. Represents 64,499 restricted stock units that will vest as follows: 38,359 units on February 26, 2011; 3,168 units on February 12, 2010; 7,657 units on February 15, 2010; 7,657 units on February 15, 2011; and 7,658 units on February 15 2012. In addition, represents 19,004 performance-based restricted stock units (at target) that will vest on February 12, 2010. As noted in footnote 5, above, based upon actual performance over the 2007-2009 three-year performance period, 0 out of a target of 19,004 performance-based restricted stock units vested and were delivered on February 12, 2010.

Option Exercises and Stock Vested

The following table sets forth certain information concerning restricted stock unit awards held by our named executive officers that vested in 2009. None of the named executive officers exercised stock options with respect to MMC common stock in 2009.

2009 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Brian Duperreault	0	$0	32,997	$668,519
Vanessa A. Wittman	0	0	0	0
Daniel S. Glaser	0	0	0	0
M. Michele Burns	0	0	37,115	698,948
Peter J. Beshar	0	0	17,867	340,937

1. Based on the average of the high and low trading prices of a share of MMC common stock on the trading date immediately preceding the vesting date.

Defined Benefit Retirement Program

MMC maintains a defined benefit retirement program in the United States consisting of the tax-qualified Marsh & McLennan Companies Retirement Plan and the nonqualified Benefit Equalization Plan and Supplemental Retirement Plan. The Benefit Equalization Plan is a restoration plan that provides those participants subject to certain Internal Revenue Code limitations with retirement benefits on a comparable basis to those provided to other employees. The Supplemental Retirement Plan provides for an enhanced benefit for a select group of highly compensated employees and is intended to ensure that the retirement benefits that we provide to our employees are competitive with market practice.

For participants who are eligible for all three plans, annual benefits payable at age 65 in the form of a straight-life annuity are determined generally by the following formula:

- 2.0% of eligible salary for each of the first 25 years of eligible benefit service; plus
- 1.6% of eligible salary for each of the next five years of eligible benefit service; plus
- 1.0% of eligible salary for each year of eligible benefit service over 30 years.

The above sum is reduced by an amount representing a portion of the participant's estimated Social Security benefit. Under the retirement program, participants who have attained five years of vested service and are at least age 55 are eligible for early retirement benefits.

Messrs. Duperreault, Glaser and Beshar, Ms. Wittman and Ms. Burns participate in the United States defined benefit retirement program.

Benefits under the retirement program vest upon the earliest of (i) a participant's attainment of five years of service, (ii) attainment of age 65, or (iii) a change in control of MMC. None of the named executive officers has been credited with any benefit accrual service for purposes of the retirement program other than based on the executive's actual period(s) of service with an MMC company.

The actuarial net present value of the accumulated pension benefits of the named executive officers who participate in these plans as of the end of 2009, as well as other information about each of our defined benefit pension plans, is reported in the table below. Assumptions used in the calculation of these amounts, other than retirement age, which has been assumed for purposes of this table to be 65 years, are included in footnote 8 to MMC's audited financial statements for the fiscal year ended December 31, 2009, included in MMC's Annual Report on Form 10-K filed with the SEC on February 26, 2010. Benefits under the tax-qualified Marsh & McLennan Companies Retirement Plan are generally paid as a monthly annuity for the life of the retiree and his or her designated survivor, if the participant has elected to be paid on a joint and survivor basis. Benefits earned under the nonqualified plans prior to 2005 may be payable as a lump sum as well. The lump sum option is not available to any of the named executive officers since more had benefits that were earned and vested as of December 31, 2004. MMC's policy for funding its obligation under the tax-qualified plans is to contribute amounts at least sufficient to meet the funding requirements set forth in applicable law. MMC is not required to, and does not, fund any of its obligations to the named executive officers under any of its nonqualified defined benefit retirement plans. No payments under the plans were made in 2009.

PENSION BENEFITS TABLE FOR 2009

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Brian Duperreault	Qualified Retirement Plan	2.0	$65,025	$0
	Benefit Equalization Plan	2.0	217,849	0
	Supplemental Retirement Plan	2.0	65,910	0
	Total		348,784	
Vanessa A. Wittman	Qualified Retirement Plan	1.3	12,991	0
	Benefit Equalization Plan	1.3	30,609	0
	Supplemental Retirement Plan	1.3	8,935	0
	Total		52,536	
Daniel S. Glaser	Qualified Retirement Plan	12.0	67,481	0
	Benefit Equalization Plan	12.0	103,513	0
	Supplemental Retirement Plan	12.0	28,518	0
	Total		199,512	
M. Michele Burns	Qualified Retirement Plan	3.8	63,437	0
	Benefit Equalization Plan	3.8	173,001	0
	Supplemental Retirement Plan	3.8	59,586	0
	Total		296,023	
Peter J. Beshar	Qualified Retirement Plan	5.2	63,209	0
	Benefit Equalization Plan	5.2	171,204	0
	Supplemental Retirement Plan	5.2	59,600	0
	Total		294,013	

1. Represents years of benefit accrual service as of December 31, 2009. Mr. Glaser's 12.0 years of service includes 9.9 years of service for his prior period of employment from July 1982 through May 1992.

2. Assumptions used in the calculation of these amounts, other than retirement age, which has been assumed for purposes of this table to be 65 years, are included in footnote 8 to MMC's audited financial statements for the fiscal year ended December 31, 2009, included in MMC's Annual Report on Form 10-K filed with the SEC on February 26, 2010.

Nonqualified Deferred Compensation

MMC maintains the Supplemental Savings and Investment Plan (SSIP), a nonqualified deferred compensation plan that coordinates with its tax-qualified Section 401(k) Savings & Investment Plan. Under the SSIP, selected participants who have reached any one of the limitations set forth in the Internal Revenue Code under the Section 401(k) Savings & Investment Plan may, at their election, defer up to 30% of their base salary and notionally invest this amount in any or all of the plan's notional investment alternatives. These alternatives consist of a variety of mutual funds and MMC stock units. Participants in the SSIP may change their investment elections at any time, on a daily basis, both as to future deferrals and existing balances; however, once a participant notionally invests an amount in MMC stock units, that amount cannot be reallocated to any other notional investment. After a participant completes one year of service with MMC, MMC provides matching credits at the same rate as the Section 401(k) Savings & Investment Plan. MMC's senior executives are eligible to participate in the SSIP. Mr. Glaser and Ms. Wittman elected not to participate in the SSIP in 2009.

NONQUALIFIED DEFERRED COMPENSATION TABLE FOR 2009

Name	Plan Name	12/31/08 Closing Balance ($)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Brian Duperreault	SSIP	$0	$45,300	$22,650	$4,299	$0	$72,249
Vanessa A. Wittman	None	0	0	0	0	0	0
Daniel S. Glaser	None	0	0	0	0	0	0
M. Michele Burns	SSIP	66,331	36,300	27,450	34,972	0	165,054
Peter J. Beshar	SSIP	93,657	38,357	28,891	44,673	0	205,578

1. Amounts reported in this column are also reported in the "All Other Compensation" column in the Summary Compensation Table on page 44 net of any performance-based matching contributions previously reported in respect of 2008 and credited on March 2, 2009 ($9,300 for Ms. Burns and $9,797 for Mr. Beshar).
2. Aggregate earnings are based upon the performance of a variety of mutual funds and shares of MMC common stock. Because these earnings are based upon actual market performance, they are not considered above-market or preferential for purposes of the SEC rules. Therefore, none of the amounts reported in this column are reportable in the Summary Compensation Table on page 44. Aggregate earnings that are shown as negative numbers represent negative performance of the investments in which the named executive officer is notionally invested.
3. Includes performance-based matching contributions previously reported in respect of 2008 and credited on March 2, 2009 ($9,300 for Ms. Burns and $9,797 for Mr. Beshar).

Potential Payments Upon Termination or Change in Control

The following table sets forth the estimated payments and benefits to be provided to our named executive officers included in the table directly below in the event of the specified termination of employment and upon a change in control of MMC. In accordance with SEC rules, this table assumes that the relevant triggering event occurred on December 31, 2009, the last business day of the last completed fiscal year, and that the price per share of MMC common stock is the closing market price as of December 31, 2009 ($22.08).

Except for Mr. Duperreault, the employment agreement or employment letter for each named executive officer provides for cash severance in the event of an involuntary termination of employment "without cause" (as described below) or a termination of employment for "good reason" (as described below). The cash severance amounts included in this table reflect the employment arrangements in effect on December 31, 2009. Subsequent to that date, Mr. Beshar and Ms. Burns transitioned to employment letters that provide for reduced cash severance. In addition, each such named executive officer is entitled to specified benefits upon death or "disability" (as described below). Mr. Duperreault's employment agreement does not provide for cash severance.

MMC's 2000 Senior Executive Incentive Stock Award Plan and 2000 Employee Incentive and Stock Award Plan also provide that in the event of a change in control of MMC, all equity-based awards granted before March 16, 2007, become fully vested and exercisable, and any restrictions contained in the terms and conditions of the awards lapse. As described in "Compensation Discussion and Analysis—Compensation Principles, Policies and Practices—Risk and Reward Features of Executive Compensation Corporate Governance Policies" on pages 30 and 31, the terms of equity-based awards granted after March 15, 2007 contain a "double-trigger" change-in-control vesting provision, which requires a change in control of MMC followed by a specified termination of employment in order for accelerated vesting to occur. In addition, these plans provide that, if any equity-based award that vests as a result of a change in control of MMC is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended, MMC will make a payment to the extent necessary to restore the participant to the same after-tax position had such excise tax not been imposed. Cash severance payments are not eligible for the tax reimbursement benefit.

	Total Cash Payment ($) (1)	Unvested Stock Awards ($) (2)	Unvested Option Awards ($) (2)	Excise Tax Reimbursement ($) (3)	Accumulated Dividend Equivalents on Outstanding Stock Units	Welfare and Retirement Benefits ($) (4) (5)	Total ($)
Brian Duperreault							
Involuntary termination without cause or termination for good reason	$0	$10,667,775	$3,967,322	N/A	$63,009	$64,080	$14,762,186
Involuntary termination without cause or termination for good reason upon change in control	0	8,459,775	3,967,322	$0	63,009	64,080	12,554,186
Death or disability	0	10,667,775	3,967,322	N/A	63,009	5,542	14,703,648
Vanessa A. Wittman							
Involuntary termination without cause	2,250,000	312,962	0	N/A	4,474	43,026	2,610,462
Involuntary termination without cause or termination for good reason upon change in control	1,900,000	917,358	991,832	0	15,752	43,026	3,867,968
Death or disability	0	917,358	991,832	N/A	15,752	0	1,924,942
Daniel S. Glaser							
Involuntary termination without cause or termination for good reason	11,500,000	3,725,338	1,983,661	N/A	31,505	42,735	17,283,238
Involuntary termination without cause or termination for good reason upon change in control	11,000,000	3,725,338	1,983,661	0	31,505	42,735	16,783,238
Death or disability	2,250,000	3,725,338	1,983,661	N/A	31,505	0	7,990,504
M. Michele Burns							
Involuntary termination without cause or termination for good reason	5,901,333	2,199,477	991,832	N/A	30,043	37,671	9,160,356
Involuntary termination without cause or termination for good reason upon change in control	5,801,333	2,199,477	991,832	440,382	30,043	37,671	9,500,738
Death or disability	850,000	2,199,477	991,832	N/A	30,043	7,329	4,078,681
Peter J. Beshar							
Involuntary termination without cause or termination for good reason	7,328,125	1,843,746	867,852	N/A	13,783	42,735	10,096,241
Involuntary termination without cause or termination for good reason upon change in control	7,328,125	1,843,746	867,852	324,577	13,783	42,735	10,420,818
Death or disability	1,500,000	1,843,746	867,852	N/A	13,783	0	4,225,381

As of December 31, 2009, none of the named executive officers were eligible for benefits or payments upon an early or normal retirement.

1. The following table sets forth the calculation of amounts shown in the "Total Cash Payment" column of the table above. For purposes of this calculation, because this table assumes that termination of employment occurs at year-end, the amount shown in the "Prorated Bonus" column of the table below is equal to the individual's actual bonus for the entire year.

Name	Termination Reason	Base Salary ($)	Average or Target Bonus ($)	Total ($)	Severance Multiplier	Total Severance ($) (a)	Prorated Bonus ($) (b)	Total Cash Payment ($)
Brian Duperreault	Involuntary	N/A	N/A	N/A	0.0	$0	$0	$0
	Involuntary after Change in Control	N/A	N/A	N/A	0.0	0	0	0
	Death or Disability						0	0
Vanessa A. Wittman	Involuntary	$750,000	$400,000	$1,150,000	1.0	1,150,000	1,100,000	2,250,000
	Involuntary after Change in Control	750,000	400,000	1,150,000	1.0	1,150,000	750,000	1,900,000
	Death or Disability						0	0
Daniel S. Glaser	Involuntary	1,000,000	3,000,000	4,000,000	2.0	8,000,000	3,500,000	11,500,000
	Involuntary after Change in Control	1,000,000	3,000,000	4,000,000	2.0	8,000,000	3,000,000	11,000,000
	Death or Disability						2,250,000	2,250,000
M. Michele Burns	Involuntary	850,000	1,300,667	2,150,667	2.0(c)	4,301,333	1,600,000	5,901,333
	Involuntary after Change in Control	850,000	1,300,667	2,150,667	2.0(c)	4,301,333	1,500,000	5,801,333
	Death or Disability						850,000	850,000
Peter J. Beshar	Involuntary	875,000	1,456,250	2,331,250	2.5(c)	5,828,125	1,500,000	7,328,125
	Involuntary after Change in Control	875,000	1,456,250	2,331,250	2.5(c)	5,828,125	1,500,000	7,328,125
	Death or Disability						1,500,000	1,500,000

(a) Amounts disclosed in this column are payable by MMC in the form of a lump-sum as soon as practicable following termination of employment, subject to the individual's execution of a general release for the benefit of MMC and further subject to any required delay in payment under Section 409A of the Internal Revenue Code.

(b) "Prorated Bonus" amounts, if any, are payable by MMC at the same time as annual bonuses for the applicable year are paid to MMC's senior executives generally, subject to the individual's execution of a general release for the benefit of MMC and further subject to any required delay in payment under Section 409A of the Internal Revenue Code.

(c) Both Ms. Burns and Mr. Beshar have transitioned to employment letters since December 31, 2009. Under the employment letters, their severance multiplier is reduced to 1.0.

2. This column reflects equity-based awards with respect to MMC common stock outstanding as of December 31, 2009. The value of performance-based restricted stock units is shown at target performance.

3. Upon a change in control of MMC, if any outstanding equity-based award that vests as a result of the change in control is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, MMC will make a payment to the extent necessary to restore the named executive officer to the same after-tax position had such excise tax not been imposed. The amounts in the table are calculated based on an excise tax rate of 20%, a federal tax rate of 35%, New York State tax rate of 8.97%, a local tax rate of 3.648% for New York City residents, a Medicare tax rate of 1.45% and the effect on federal taxes of the state tax deduction and phase-out of itemized deductions. Because this table assumes that the change in control event occurred on December 31, 2009, this column assumes a Base Amount covering years 2004 through 2008 inclusive, as applicable.

4. All of the named executive officers are entitled to continue receiving company-sponsored health insurance for 12 months. In order to receive such benefits they are required to contribute at the same level as similarly situated active employees. All of the named executive officers are entitled to receive outplacement services for a period of 12 months.

5. The amounts reported in this column, where applicable, include matching Section 401(k) Savings & Investment Plan contributions made by MMC that would vest in the event of a change of control of MMC.

Termination of Employment

Upon any termination of employment, including a termination for "cause" or without "good reason," a named executive officer will receive any accrued pay and regular post-employment benefits under the terms of the applicable plans. The amounts reported in the table above do not include payments and benefits that are provided on a nondiscriminatory basis to all employees generally upon termination of employment.

These include the following:

- Salary through the date of termination and accrued but unused vacation time;
- Post-employment group medical benefit continuation at the employee's cost;

- Welfare benefits provided to all U.S. retirees, including retiree medical and dental insurance;
- Distributions of defined benefit plan benefits, whether or not tax-qualified (our United States retirement program is described in "Defined Benefit Retirement Program" on page 53);
- Distributions of tax-qualified defined contribution plans and nonqualified deferred compensation plans (the nonqualified deferred compensation plans are described in "Nonqualified Deferred Compensation" on page 55); and
- Vested benefits.

"Cause" is defined as: (i) any willful refusal by the named executive officer to follow lawful directives of the Board (or, in the case of Messrs. Beshar and Glaser, of the CEO or the Board) which are consistent with the scope and nature of his or her duties and responsibilities (or, in the case of Ms. Wittman, willful failure to perform the duties consistent with her position); (ii) the named executive officer's conviction of, or plea of guilty or nolo contendere to, a felony or of any crime involving moral turpitude, fraud or embezzlement; (iii) any gross negligence or willful misconduct of the named executive officer resulting in a material loss to MMC or any of its subsidiaries, or material damage to the reputation of MMC or any of its subsidiaries; (iv) any material breach by the named executive officer of any one or more of the covenants contained in his or her employment agreement (except for Ms. Wittman, whose definition does not include this provision); or (v) any violation of any statutory or common law duty of loyalty to MMC or any of its subsidiaries. In addition, Ms. Wittman's definition of "cause" also includes: (i) willful violation of any written MMC policy and (ii) unlawful use (including being under the influence) or possession of illegal drugs.

Other than for Mr. Duperreault and Ms. Wittman, "good reason" is defined as: (i) a material diminution in the named executive officer's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by his or her employment agreement; (ii) any removal of the named executive officer from any of the positions he or she holds as of the date of his or her employment agreement; (iii) any failure by MMC to comply with the provisions of his or her employment agreement pertaining to level of compensation; (iv) failure by MMC to comply with any other material provisions of the employment agreement; or (v) change in the named executive officer's principal work location to more than 50 miles from his or her current work location. Mr. Duperreault's definition of "good reason" is similar to, although slightly broader than, that of the other named executive officers. In addition to the above, Mr. Duperreault's "good reason" definition includes: (i) his removal or the failure to reelect him as a member of the Board (other than in connection with an action or inaction that constitutes "cause") and (ii) his no longer serving as the chief executive officer, reporting to the board of directors, of the top-tier "parent company" resulting from a change in control. Ms. Wittman's definition of "good reason" is similar to, although slightly narrower than, that of the other named executive officers. In addition, her definition of "good reason" only applies during the 24-month period following a change in control of MMC.

"Disability" occurs when the named executive officer is prevented from performing satisfactorily his or her obligations under his or her employment agreement for a period of at least 90 consecutive days or 180 nonconsecutive days within any 365-day period.

Change in Control

As described in "Compensation Discussion and Analysis—Compensation Principles, Policies and Practices—Risk and Reward Features of Executive Compensation Corporate Governance Policies" on pages 30 and 31, the terms of equity-based awards granted after March 15, 2007 contain a "double-trigger" change-in-control vesting provision, which requires a change in control of MMC followed by a specified termination of employment for accelerated vesting to occur. Our equity incentive plans also have an excise tax reimbursement provision providing that, if any equity-based award that vests as a result of a change in control is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, a payment would be made to the participant as necessary to restore such individual to the same after-tax position had such excise tax not been imposed.

The change-in-control provisions included in our employment agreements and our Senior Executive Severance Pay Plan also contain a "double trigger" arrangement, but do not contain an excise tax reimbursement provision. The employment agreements and the Senior Executive Severance Pay Plan have a "double-trigger," rather than provide severance payments solely on the basis of a change in control, as this is more consistent with the purpose of encouraging the continued employment of the senior executive following a change in control.

We use the same definition of "change in control" in the employment agreements and the equity incentive plans.

The applicable definitions of "cause" and "good reason" in connection with equity-based awards for our named executive officers are similar to those described above in "Termination of Employment."

Restrictive Covenants

Each of the named executive officers is subject to nonsolicitation covenants that prohibit him or her from:

- soliciting any customer or client with respect to a competitive activity; and
- soliciting or employing any employee for the purpose of causing the employee to terminate employment.

Each of the named executive officers, except for Ms. Wittman, is also subject to noncompetition covenants that prohibit him or her from engaging in a competitive activity.

For Messrs. Duperreault and Glaser the noncompetition and nonsolicitation period is 24 months from the date of termination of employment. For Ms. Burns, Mr. Beshar and Ms. Wittman (solely with respect to nonsolicitation), the period is 12 months from the date of termination of employment.

In addition, at all times prior to and following his or her termination of employment, the named executive officers are subject to a confidentiality covenant.

EQUITY COMPENSATION PLAN INFORMATION

Equity Compensation Plan Information Table

The following table sets forth information as of December 31, 2009, with respect to compensation plans under which equity securities of MMC are authorized for issuance:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)(2)	(b) Weighted-average exercise price of outstanding options, warrants and rights (2)(3)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Equity compensation plans approved by stockholders	17,548,299(4)	$33.5621	18,718,157(5)
Equity compensation plans not approved by stockholders	52,674,421(6)	$31.4608	33,361,302(7)
Total	70,222,720	$32.1375	52,079,459

(1) This column reflects shares subject to outstanding and unexercised options granted over the last ten years under MMC's *2000 Senior Executive Incentive and Stock Award Plan, 1997 Senior Executive Incentive and Stock Award Plan, 2000 Employee Incentive and Stock Award Plan* and *1997 Employee Incentive and Stock Award Plan*. This column also contains information regarding the equity awards specified in notes (4) and (6) below. There are no warrants or stock appreciation rights outstanding.

(2) The number of shares that may be issued during the current offering periods under stock purchase plans, and the weighted-average exercise price of such shares, are uncertain and consequently not reflected in columns (a) and (b). The number of shares to be purchased will depend on the amount of contributions with interest accumulated under these plans as of the close of each purchase period during the current offering periods and the value of a share of MMC common stock on each purchase date. An estimate of the number of shares subject to purchase during the current offering period for the *1999 Employee Stock Purchase Plan* is 1,497,428 shares. An estimate of the number of shares subject to purchase during the current offering periods which mature in 2010 for the *Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save as You Earn Plan (U.K.), Irish Savings Related Share Option Scheme 2001* and the *Share Participation Schemes for employees in Ireland* is 432,309 shares. The shares remaining available for future issuance in column (c) include any shares that may be acquired under all current offering periods for these stock purchase plans. Further information regarding shares available for issuance under these plans is set forth in the first bullet in each of notes (5) and (7) below.

(3) The weighted-average exercise price in column (b) does not take into account the awards referenced in notes (4) and (6) below.

(4) Includes 2,617,594 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards and other deferred compensation obligations.

(5) Includes the following:

- 7,248,028 shares available for future awards under the *1999 Employee Stock Purchase Plan*, a stock purchase plan qualified under Section 423 of the Internal Revenue Code. Employees may acquire shares at a discounted purchase price (which may be no less than 95% of the market price of the stock on the relevant purchase date) on four quarterly purchase dates within the one-year offering period with the proceeds of their contributions plus interest accumulated during the respective quarter.

- 7,847,475 shares available for future awards under the *2000 Senior Executive Incentive and Stock Award Plan*. Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, deferred bonus units, dividend equivalents, stock bonus, performance awards and other unit-based or stock-based awards. Consistent with plan terms, the shares available for future awards includes shares surrendered to satisfy withholding tax on restricted stock unit distributions, which surrendered shares were not reflected in this table in prior years.

- 2,840,622 shares available for future deferrals directed into share units under the *Supplemental Savings & Investment Plan*, a nonqualified deferred compensation plan providing benefits to employees whose benefits are limited under the tax-qualified *401(k) Savings & Investment Plan*.

- 782,032 shares available for future awards under the *Directors' Stock Compensation Plan*. Awards may consist of shares, deferred stock units and dividend equivalents.

(6) Includes 21,241,011 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2000 Employee Incentive and Stock Award Plan* and predecessor plans and programs.

(7) Includes the following:

- 12,785,664 shares available for future awards under the *Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save as You Earn Plan (U.K.)*, and *Irish Savings Related Share Option Scheme 2001*.
- 19,280,437 shares available for future awards under the *2000 Employee Incentive and Stock Award Plan*. Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, deferred bonus units, dividend equivalents, stock bonus, performance awards and other unit-based or stock-based awards. Consistent with plan terms, the shares available for future awards include shares surrendered to satisfy withholding tax on restricted stock unit distributions, which surrendered shares were not reflected in this table in prior years.
- 28,484 shares available for future awards under the *Share Participation Schemes for employees in Ireland*. Awards are made in shares of stock.
- 959,777 shares available for future awards, and 306,940 shares that may be issued to settle outstanding awards, under the *Special Severance Pay Plan*. Awards consist of stock units and dividend equivalents.

The material features of MMC's compensation plans that have not been approved by stockholders and under which MMC shares are authorized for issuance are described below. Any such material plans under which awards in MMC shares may currently be granted are included as exhibits to MMC's Annual Report on Form 10-K for the year ended December 31, 2009.

- **Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save As You Earn Plan (U.K.) and Irish Savings Related Share Option Scheme.** Eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period which varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price. Under the Stock Purchase Plan for International Employees, the purchase price may be no less than 95% of the market price of the stock on each of four quarterly purchase dates within the one-year offering period. Under the U.K. and Irish Plans, the purchase price may be no less than 95% of the market price of the stock at the beginning of the offering period. Under the French Plan, the purchase price may be no less than 95% of the market price of the stock at the end of the offering period.
- **2000 Employee Incentive and Stock Award Plan and predecessor plans and programs.** The terms of this plan and the 1997 Employee Incentive and Stock Award Plan are described in Note 9 to MMC's consolidated financial statements for the fiscal year ended December 31, 2009, included in MMC's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2010. No future awards may be granted under any predecessor plan or program.
- **Share Participation Schemes for employees in Ireland.** Eligible participants may elect to acquire shares of stock at market price by allocating their bonus and up to an equivalent amount of their basic salary. The acquired shares are held in trust and generally may not be transferred for two years following their acquisition. The initial value of any shares held in trust for more than three years is not subject to income tax.
- **Special Severance Pay Plan.** Under this plan, certain holders of restricted stock or awards in lieu of restricted stock with at least ten years of service will receive payment in shares upon forfeiture of their award if their employment with MMC or one of its subsidiaries terminates. The amount of the payment is based on years of service, with the individual receiving up to a maximum of 90% of the value of the restricted shares after 25 years of service, and is subject to execution of a nonsolicitation agreement. Grants made on or after January 1, 2007, are not eligible for treatment under this plan.

TRANSACTIONS WITH MANAGEMENT AND OTHERS; OTHER INFORMATION

MMC has adopted specific policies and procedures regarding Board review and approval or ratification of certain transactions between MMC and its directors, executive officers and others. See the discussion under the caption "Review of Related-Person Transactions" appearing at page 8 of this proxy statement.

Mr. Peter Zaffino is President and Chief Executive Officer of Guy Carpenter, an MMC subsidiary. Peter Zaffino's father, Mr. Salvatore Zaffino, former Chairman and Chief Executive Officer of Guy Carpenter, had an agreement with MMC pursuant to which he provided up to 100 hours of consulting services per month at an annual fee of $550,000. This agreement expired according to its terms on December 31, 2009. Garrett Benton, brother-in-law of Peter Zaffino and a senior vice president of Guy Carpenter, received compensation totaling approximately $161,250 in 2009. Mr. Jonathan Zaffino, Peter Zaffino's brother, was hired effective March 1, 2010 as the Global Risk Management Casualty Leader of Marsh USA Inc. Jonathan Zaffino's compensation in 2010 is expected to be approximately $700,000, not including any equity-based awards that may be granted in the future.

Dr. David Nadler is Vice Chairman, Office of the CEO, of MMC. His brother, Mark Nadler, is a partner of MMC subsidiary Oliver Wyman Delta and in 2009 earned compensation of approximately $365,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires MMC's directors and executive officers, and persons who own more than ten percent of the common stock of MMC, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of MMC common stock. MMC assists its directors and executive officers by monitoring transactions and completing and filing Section 16 reports on their behalf. In 2009, all Section 16(a) filing requirements applicable to such individuals were complied with, except for one late report filed on behalf of each of Ms. Burns and Mr. Zaffino, and two late reports filed on behalf of Mr. Rapport.

ITEM 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has recommended the selection of Deloitte & Touche LLP as MMC's independent registered public accounting firm for the 2010 fiscal year, subject to stockholder ratification. Deloitte & Touche will audit our consolidated financial statements for fiscal year 2010 and perform other services. Deloitte & Touche acted as MMC's independent registered public accounting firm for the year ended December 31, 2009. A Deloitte & Touche representative will be present at the 2010 annual meeting of stockholders, and will have an opportunity to make a statement and to answer your questions.

The affirmative vote of a majority of the shares of MMC common stock present or represented and entitled to vote at the annual meeting is required to ratify the appointment of Deloitte & Touche LLP. Unless otherwise directed in the proxy, the persons named in the proxy will vote **FOR** the ratification of Deloitte & Touche LLP.

The Board of Directors recommends that you vote FOR this proposal.

Fees of Independent Registered Public Accounting Firm

For the fiscal years ended December 31, 2009 and 2008, fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates were as follows:

	($ in '000s) 2009	2008
Audit Fees Includes audits of the effectiveness of MMC's internal control over financial reporting at December 31, 2009 and 2008, audits of consolidated financial statements and reviews of the consolidated financial statements included in MMC's quarterly reports on Form 10-Q, statutory reports and regulatory audits.	$20,345	$20,500
Audit-Related Fees Includes audits of employee benefit plans, computer- and control-related audit services, agreed-upon procedures, merger and acquisition assistance and accounting research services.	1,864	850
Tax Fees Includes tax consulting and compliance services not related to the audit.	624	1,000
All Other Fees Includes consulting fees related to outsourcing projects.	50	100
Total	$22,884	$22,450

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy regarding pre-approval of audit and non-audit services provided by Deloitte & Touche LLP to MMC and its subsidiaries. The policy provides the guidelines necessary to adhere to MMC's commitment to auditor independence and compliance with relevant laws, regulations and guidelines relating to auditor independence. The policy contains a list of prohibited non-audit services, and sets forth four categories of permitted services (Audit, Audit-Related, Tax and Other), listing the types of permitted services in each category. All of the permitted services require pre-approval by the Audit Committee. In lieu of Audit Committee pre-approval on an engagement-by-engagement basis, each category of permitted services, with reasonable detail as to the types of services contemplated, is pre-approved as part of the annual Audit Committee budget approved by the Audit Committee. Permitted services not contemplated during the budget process must be presented to the Audit Committee for approval prior to the commencement of the relevant engagement. The Audit Committee chair, or, if he is not available, any other member of the Committee, may grant approval for any such engagement if approval is required prior to the next scheduled meeting of the Committee. Any such approvals are reported to the Audit Committee at its next meeting. At least twice a year, the Audit Committee is presented with a report showing amounts billed by the independent registered public accounting firm compared to the budget approvals for each of the categories of permitted services. The Committee reviews the suitability of the pre-approval policy at least annually.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of the five directors named below. Each member of the Committee is independent as required by MMC, the listing standards of the NYSE and the SEC's audit committee independence rules. The primary function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities with respect to the integrity of MMC's financial statements; the qualifications, independence and performance of MMC's independent auditors; the performance of MMC's internal audit function; and compliance by MMC with legal and regulatory requirements. The Committee operates pursuant to a charter approved by the Board of Directors.

Management is responsible for MMC's financial statements, the overall reporting process and the system of internal control, including internal control over financial reporting. Deloitte & Touche LLP, MMC's independent registered public accounting firm, is responsible for conducting annual audits and quarterly reviews of MMC's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles in the United States and expressing an opinion on MMC's internal control over financial reporting as of the end of MMC's fiscal year.

In performing their oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them, and on the representations made, by management and Deloitte & Touche. The members of the Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence.

During 2009, the Audit Committee executed its oversight function through a series of meetings and teleconferences with management and Deloitte & Touche. The Audit Committee also reviewed and discussed with management and Deloitte & Touche MMC's audited financial statements as of and for the year ended December 31, 2009, as well as matters related to internal control over financial reporting and the processes that support MMC's reporting of financial results. The Committee also discussed with Deloitte & Touche the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X. The Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, has considered whether the provision of other non-audit services by Deloitte & Touche to MMC is compatible with maintaining Deloitte & Touche's independence and has discussed with Deloitte & Touche that firm's independence.

Based upon the review and discussions described in this report, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's annual report on internal control over financial reporting be included in MMC's Annual Report on Form 10-K for the year ended December 31, 2009 filed with the

SEC. The Committee has also selected Deloitte & Touche LLP as MMC's independent registered public accounting firm for 2010. The Board of Directors concurred with that selection and has recommended this selection to MMC stockholders for ratification.

Submitted by the Audit Committee
of the MMC Board of Directors

Leslie M. Baker, Jr.
Zachary W. Carter
H. Edward Hanway
Bruce P. Nolop
Marc D. Oken (Chair)

ITEM 3

STOCKHOLDER PROPOSAL: SHAREHOLDER ACTION BY WRITTEN CONSENT

William Steiner, 112 Abbottsford Gate, Piermont, New York 10968, the beneficial owner of 2,400 shares of MMC common stock, has notified MMC that he or John Chevedden, his proxy, intends to present the following proposal at the annual meeting:

3 – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm said there were high concerns regarding executive pay. Newly hired CEO Brian Duperreault's employment agreement called for a $2.25 million minimum annual bonus in 2008. This type of pay represents the very worst of pay policy—to be guaranteed a bonus, regardless of performance, is tantamount to salary and should be labeled as such.

In addition, Mr. Duperreault was given $9.6 million in options and $11.1 million in restricted stock in 2008. Furthermore, Mr. Duperreault was given $8 million in stock options and $2 million in restricted stock in February 2009. Considering Mr. Duperreault's guaranteed annual bonus, The Corporate Library questioned the large size of Mr. Duperreault's options since small increases in our company's share price can result in large financial awards.

Our following six directors were designated "Flagged (Problem) Directors" by The Corporate Library due to their Marsh & McLennan board tenure when MMC was sued by the State Attorney General for alleged bid rigging, price fixing, and kickbacks: Gwendolyn King, Stephen Hardis, Adele Simmons, Oscar Martin Fanjul, Morton Schapiro and Ian Lang. Our entire nomination and executive pay committees were filled with "Flagged (Problem) Directors" and this was noted in a 2009 shareholder proposal. Such tarnished directors should be excluded from our key board committees.

Our board was the only significant directorship for six of our directors. This could indicate a lack of current transferable director experience for one-half of our directors. Adele Simmons had 31-years tenure (independence concern) and was assigned to our nomination committee.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent—Yes on 3.

The Board of Directors recommends that you vote AGAINST the proposal for the following reasons:

In the judgment of the Board, it is not in the best interests of MMC and its stockholders to permit stockholders to act by written consent of a majority of our shares outstanding. MMC already provides stockholders with the opportunity to seek action through both annual and special meetings. Allowing a majority of stockholders to take action only by written consent, without holding stockholder meetings, would deprive stockholders of a valuable forum for discussion and the opportunity for minority stockholders to debate, to take issue with the actions of the majority stockholders, and to make relevant inquiries about the corporation's business and the appropriateness of the action being taken. Furthermore, providing the authority for stockholders to act by written consent of a majority of our shares outstanding could permit a majority stockholder or stockholders to take action without any input from minority stockholders.

MMC currently provides ample opportunity for stockholders to raise matters at annual and special meetings, where action items may be adequately vetted by management, stockholders and the Board. Stockholders have frequently used annual meetings to communicate their concerns, including through the submission of stockholder proposals. In addition to annual meetings, MMC's by-laws permit the chairman of the Board, or the Corporate Secretary as directed by a resolution of the Board, to call a special meeting to cover extraordinary events when fiduciary or strategic considerations, including matters involving major transactions, dictate that the events should be addressed on an expedited basis rather than wait until the next annual meeting. In 2009, the Board took prompt action in response to a stockholder proposal and amended MMC's by-laws to allow stockholders of record of at least twenty percent (20%) of the voting power of the outstanding common stock of MMC to call a special meeting. In formulating this by-law provision, the MMC Board took into account views expressed by stockholders during the proxy solicitation process in order to strike a balance between the right to call a special meeting and the need for prudent safeguards and responsible use of company resources.

MMC currently maintains open lines of communications with its stockholders and is committed to adopting and following best practices in corporate governance. The Board believes that this proposal should be viewed in the context of the numerous corporate governance enhancements that the Board has already implemented. Among other things, the Board believes that the actions it has taken allow stockholders to hold directors accountable. MMC's ranking by RiskMetrics Group's Corporate Governance Quotient (CGQ) rating system has increased from the 29th percentile relative to its industry peer group in 2004 to the 73rd percentile in 2009. During that time, MMC has taken actions to enhance many areas of corporate governance, including: board structure; election of directors/right of stockholders to call special meetings; elimination of antitakeover provisions; compensation practices; and equity ownership requirements.

Specifically, corporate governance actions taken by the Board include:

<u>Board Structure</u>

- ***Board Independence.*** Currently, 11 of MMC's 12 directors are independent.
- ***Independent Chairman.*** In 2005, MMC separated the roles of chief executive officer and chairman by selecting an independent director to act as chairman of the Board. In 2006, we confirmed this approach as a general matter of MMC policy.
- ***Offer to Resign upon Change in Circumstances.*** In 2006, the Board adopted a policy stating that any director undergoing a significant change in personal or professional circumstances must offer to resign from the Board.

Election of Directors /Right of Stockholders to Call Special Meetings

- ***Majority Voting in Director Elections.*** In 2006, the Board amended MMC's by-laws to provide that in uncontested elections, director candidates must be elected by a majority of the votes cast.
- ***Stockholder Right to Call Special Meetings.*** In 2009, the Board amended MMC's by-laws to allow stockholders of record of at least twenty percent (20%) of the voting power of the outstanding common stock of MMC to call a special meeting.

Elimination of Antitakeover Provisions

- ***Expiration of Poison Pill.*** In 2007, the Board allowed MMC's Rights Agreement to expire without renewal.
- ***Annual Election of Directors.*** In 2008, MMC stockholders approved a company–sponsored amendment to MMC's charter to eliminate a classified board structure. Beginning at MMC's 2009 annual meeting, directors were elected for one-year terms, with the entire Board up for reelection annually beginning in 2011.

Compensation Practices

- ***Compensation Structure for Independent Directors.*** In 2007, the Board revamped its director compensation structure to provide greater transparency to investors; among other steps, the Board abolished meeting fees and retainers for non-chair committee membership.
- ***Stockholder Approval of Severance Agreements.*** In 2007, the Compensation Committee approved a policy requiring that MMC obtain stockholder approval for severance agreements with certain senior executives that provide for cash severance that exceeds 2.99 times his or her base salary and three-year average annual short-term incentive award.
- ***"Double-Trigger" Condition for Vesting of Equity-Based Awards upon a Change in Control.*** In 2007, the Compensation Committee directed that a "double-trigger" condition apply to the vesting of all equity-based awards granted after March 15, 2007 upon a change in control of MMC.
- ***Bonus "Clawback" Policy.*** In 2007, the Compensation Committee adopted a policy that MMC will seek to recoup (or "claw back") certain senior executive bonuses in the event of misconduct leading to a financial restatement.

Equity Ownership Requirements

- ***Senior Executive Equity Ownership Requirements.*** In 2006, the Board approved equity ownership standards, requiring senior executives to acquire, within five years, MMC equity with a value equal to a specified multiple of base salary.
- ***Director Equity Ownership Requirements.*** In 2006, the Board established an affirmative requirement that directors acquire and hold a minimum of $100,000 worth of MMC equity within three years of joining the Board.

MMC's current corporate governance structure is a sound one that is reviewed regularly to consider governance developments and best practices and that empowers its stockholders to express their concerns on important corporate matters.

For these reasons, the Board of Directors recommends that you vote AGAINST this proposal.

SUBMISSION OF STOCKHOLDER PROPOSALS AND OTHER ITEMS OF BUSINESS FOR 2011 ANNUAL MEETING

Stockholder Proposals under Rule 14a-8

Pursuant to Rule 14a-8, if a stockholder wants MMC to include a proposal in our proxy statement and form of proxy for presentation at our 2011 annual meeting of stockholders, the proposal must be received by MMC at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774, not later than November 30, 2010. The proposal must be sent to the attention of MMC's Corporate Secretary, and must comply with all relevant SEC requirements.

Other Stockholder Proposals

Article II, Section 2.10, of MMC's by-laws sets forth certain requirements that a stockholder must follow if the stockholder wants to nominate a person for election as director or propose an item of business ("other stockholder business") under the by-laws at an annual meeting of stockholders. To properly bring the nomination or other stockholder business before an annual meeting, the proponent must be a stockholder of record both at the time the relevant notice of proposal is submitted and at the time of the annual meeting and be entitled to vote at the annual meeting, and comply with certain notice procedures. In the case of other stockholder business, the business must otherwise be a proper matter for stockholder action in accordance with law, MMC's Certificate of Incorporation and MMC's by-laws. The notice of proposal (nominating a person for election as director or proposing other stockholder business) also must comply with certain procedures regarding timeliness and form. The notice must be delivered to the MMC Corporate Secretary at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774, within the same time frame as described above under "Board of Directors and Committees—Stockholder Nominations for Director Candidates". Among other things, the notice of proposal must provide: (i) certain information about the proposing stockholder; (ii) certain information about the person nominated for director (as applicable) and (iii) if proposing other stockholder business, certain information regarding the proposing stockholder's interest in such business. Details on the information required to be submitted with any notice of proposal are set forth in Article II, Section 2.10 of MMC's by-laws.

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MMC

MARSH MERCER KROLL
GUY CARPENTER OLIVER WYMAN




FSC


3%

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
www.mmc.com

Letter from the President and CEO



SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, DC
205
SECTION

To Our Shareholders:

When I wrote to you one year ago, the world was still grappling with one of the most severe economic downturns in modern times.

I am pleased to report that at Marsh & McLennan Companies we successfully navigated the company through the "Great Recession" of 2009. In 2010, we began the year with a renewed sense of optimism about economic conditions and a growing confidence in our vision to be one of the world's preeminent professional services companies in risk, strategy, and human capital.

First, let's look briefly at 2009. MMC turned in a solid year despite strong economic and financial headwinds, including:

- The global recession, which affected all of our operating segments, most notably our Consulting segment;
- Continued soft market conditions in the global property & casualty insurance marketplace, which affected Marsh and Guy Carpenter; and
- Extremely low interest rates in 2009, which significantly reduced interest income, as well as the effects from foreign currency translation that lowered operating income, primarily in our Consulting segment.

Despite these challenges, we have excelled in achieving a major objective I set upon joining MMC in January 2008: to effect a turnaround in our Risk and Insurance Services segment, particularly in our Marsh franchise.

In 2009, adjusted operating income in our Risk and Insurance Services segment grew by 35 percent over the previous year, while the adjusted operating margin rose by more than 500 basis points over 2008. Indeed, over the past two years, we have more than doubled adjusted operating income in this segment to nearly $1 billion, as well as boosted its adjusted operating margin to 18.6 percent in 2009 from 8.6 percent in 2007. *

Our Risk and Insurance Services businesses, Marsh and Guy Carpenter, have turned a corner with respect to events of previous years. Marsh, in particular, has stabilized, and we are looking ahead for opportunities to grow revenue and further enhance the standing of these two insurance market leaders.

In our Consulting segment, Mercer and Oliver Wyman were significantly impacted by the recessionary conditions of 2008 and 2009. As the economic downturn was experienced globally, the segment's non-U.S. business lines were also affected. Given these companies' inherent sensitivity to fluctuations in GDP and the ability of clients to deploy discretionary spending, this performance was not unexpected. As we noted last year, we moved to implement cost-savings initiatives to offset the effects of reduced demand as the severity of the financial crisis became apparent.

That said, both companies saw signs of improvement in the latter half of 2009. As the economy continues to recover, we expect results for Mercer and Oliver Wyman to further improve with it.

* *For a reconciliation of non-GAAP results to GAAP results, please refer to MMC's Form 8-K, dated February 10, 2010, available on the MMC website at www.mmc.com.*

While 2009 was a difficult year for many companies, it was a successful one for MMC. Despite significant economic hurdles, we stayed on track with the blueprint for success that was drawn up just two years ago. We have instituted real change in Risk and Insurance Services; managed the Consulting segment through the worst of the recession; and rationalized Kroll.

We also made good progress in strengthening Kroll, reestablishing higher levels of profitability over the course of 2009. Kroll's profitability in the second half of 2009 reflected management's aggressive actions to strengthen and refocus the company and reduce expenses.

Finally, we resolved two legacy matters, which allowed us to close the chapter on the events of 2004. First, at the end of 2009, we announced the settlement of the securities and ERISA class action lawsuits filed against MMC. Second, in February 2010, we entered into an Amended and Restated Agreement with the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, which replaced the settlement agreement entered into in January 2005. This new agreement has reestablished a level playing field for Marsh, allowing us to compete on the same terms as every other intermediary in the insurance industry.

In summary, while 2009 was a difficult year for many companies, it was a successful one for MMC. Despite significant economic hurdles, we stayed on track with the blueprint for success that was drawn up just two years ago. We have instituted real change in Risk and Insurance Services; managed the Consulting segment through the worst of the recession; and rationalized Kroll. Our new senior management team, many of whom joined us in 2008 and 2009, is robust and working well together. As a team, we feel very good about the accomplishments we've made over the past year, including the ability to sustain earnings momentum during the worst economic crisis since the Great Depression.

Focus on the Future

As we worked through a difficult 2009, we also gave considerable thought to our future.

Today, MMC is a leading global professional services firm in risk, strategy, and human capital, with each of our companies a clear leader in its area of expertise.

Yet, we aspire to even greater heights: to be recognized by our shareholders, clients, and employees as one of the world's elite business enterprises. Our goal is to consistently rank among the very best global companies in terms of the value we create, the corporate culture we cultivate, and the ideas and solutions we devise and deliver.

To help us achieve this, we have established four pillars upon which we will seek to build our long-term vision. They are:

Consistent earnings growth.
We must demonstrate consistent and sustainable growth in earnings per share from all of our Operating Companies, supplemented by revenue generation from select opportunities that span our businesses.

For Marsh and Guy Carpenter, we will continue to pursue growth, both organically and through acquisitions. In hard insurance pricing cycles, when prices are

For the past two years, our focus has been to stabilize the company and improve financial performance, while effectively managing our overall business through the downturn. Having been successful at both, we return to the growth objective in 2010, specifically the achievement of significant, profitable growth across all of our Operating Companies.

rising, and in periods of positive economic growth, organic growth will be more robust. In softer cycles, in terms of both pricing and the global economy, we would expect acquisitions to make more of a contribution. Our objective is to grow the company through the economic and insurance market cycles.

Across our other businesses – Mercer, Oliver Wyman, and Kroll – we are confident that the need for advice and solutions related to issues such as retirement, health care, human capital, business strategy, enterprise risk, and data security and recovery will only increase across a range of industries and developing economies. We will grow organically by focusing our businesses on these and other high-growth areas, and will make acquisitions as appropriate opportunities arise.

Low capital investment.

As a professional services company, MMC is not a capital-intensive enterprise, and low capital usage will continue to be one of our company's key operating principles. We will remain focused on professional services businesses – both because of their naturally low capital requirements as well as our successful history of acquiring and managing such firms. We will continue to avoid acquiring or developing businesses that require significant capital investment to provide value.

High cash generation.

In the past two years, we have made great strides in improving and stabilizing the company's financial performance. However, we fully recognize that maintaining earnings quality is critical to our future success. We will seek to consistently generate significant free cash to fund acquisitions, investments, and dividends.

Low risk.

Elite companies effectively minimize risk. It is essential that we improve our risk management in order to reduce the volatility of our earnings and cash flow.

We will use these pillars as principles for growing our company. Our investments, including both for organic growth and acquisitions, will be consistent with this strategy. We will continue to periodically review our portfolio to ensure that the operations that we own and operate are aligned with this approach. We will focus our growth on fulfilling our vision to be one of the world's great business enterprises.

2010 Goals

In 2010, we begin this work with several targeted objectives for the year:

1. ***Grow the firm:*** For the past two years, our focus has been to stabilize the company and improve financial performance, while effectively managing our overall business through the downturn. Having been successful at both, we return to the growth objective. Specifically, we want to achieve significant, profitable growth

One of our key priorities is to unlock the potential value of MMC by working together across individual businesses and weaving the company together. We can create additional value by taking advantage of MMC's scale to drive down the cost of doing business and capitalizing on adjacencies between our companies and global functions to create incremental revenue opportunities.

across all of our Operating Companies. Each of our businesses is well-positioned to achieve its key strategic and financial goals.

2. ***Make significant progress in weaving the company together:*** Our second key priority is to unlock the potential value of MMC by working together across individual businesses. We can create additional value by: 1) taking advantage of MMC's scale to drive down the cost of doing business; 2) capitalizing on adjacencies between our Operating Companies and global functions to create incremental revenue opportunities; and 3) creating a greater sense of coherence across the enterprise, and cultivating a strong company culture around quality and risk management that supports our most important asset – our people.

3. ***Ensure effective enterprise-wide risk management:*** We will continue our work to further reduce the risk profile of our company. In 2010, we will integrate a common risk management philosophy and protocol into our core business processes – both at the enterprise level as well as within each of our Operating Companies. This will include establishing a firm-wide risk framework, improving certain of our processes, and facilitating a strong company culture around risk management.

4. ***Engage our people:*** Clearly, the successful execution of these goals is dependent on the hard work, talent, and commitment of our colleagues around the world. Strengthening our corporate culture and improving levels of engagement for our colleagues across the firm are two areas of opportunity for us in 2010. We will also continue the great work we have begun in the areas of diversity and inclusion as well as corporate social responsibility.

These are ambitious goals, but I have every confidence that we can meet them. MMC is a strategic enterprise with potential for sustainable profitable growth. We are determined to capitalize on our strengths, leverage current opportunities and create new ones, and fulfill our vision.

Sincerely,



Brian Duperreault
President and CEO
Marsh & McLennan Companies, Inc.

February 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission File No. 1-5998

Marsh & McLennan Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-2668272**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1166 Avenue of the Americas
New York, New York 10036-2774
(Address of principal executive offices; Zip Code)

(212) 345-5000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange
	Chicago Stock Exchange
	London Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒. No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐. No ☒.

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $10,606,437,460, based on the average of the high and low prices as reported on the New York Stock Exchange.

As of February 19, 2010, there were outstanding 532,188,249 shares of common stock, par value $1.00 per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Marsh & McLennan Companies, Inc.'s Notice of Annual Meeting and Proxy Statement for the 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement") are incorporated by reference in Part III of this Form 10-K.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future events or results, use words like “anticipate,” “assume,” “believe,” “continue,” “estimate,” “expect,” “intend,” “plan,” “project” and similar terms, and future or conditional tense verbs like “could,” “may,” “might,” “should,” “will” and “would.” For example, we may use forward-looking statements when addressing topics such as: the outcome of contingencies; market and industry conditions; changes in our business strategies and methods of generating revenue; the development and performance of our services and products; changes in the composition or level of MMC’s revenues; our cost structure and the outcome of cost-saving or restructuring initiatives; dividend policy; the expected impact of acquisitions and dispositions; pension obligations; cash flow and liquidity; future actions by regulators; and the impact of changes in accounting rules.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements include:

- our exposure to potential liabilities arising out of a civil lawsuit against Mercer filed by the Alaska Retirement Management Board in Alaska state court, which alleges professional negligence and malpractice, breach of contract, breach of implied covenant of good faith and fair dealing, negligent misrepresentation, unfair trade practices and fraud and misrepresentation related to actuarial services provided by Mercer;
- the impact of current economic and financial market conditions on our results of operations and financial condition, particularly with respect to our consulting businesses;
- the potential impact of rating agency actions on our cost of financing and ability to borrow, as well as on our operating costs and competitive position;
- the potential impact of legislative, regulatory, accounting and other initiatives which may be taken in response to the current financial crisis;
- our ability to make strategic acquisitions and dispositions and to integrate, and realize expected synergies, savings or strategic benefits from the businesses we acquire;
- changes in the funded status of our global defined benefit pension plans and the impact of any increased pension funding resulting from those changes;
- our exposure to potential liabilities arising from errors and omissions claims against us;
- our exposure to potential criminal sanctions or civil remedies if we fail to comply with foreign and U.S. laws and regulations that are applicable to our international operations, including import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to government officials;
- the impact on our net income caused by fluctuations in foreign currency exchange rates;
- the extent to which we retain existing clients and attract new business, and our ability to incentivize and retain key employees;
- the impact of competition, including with respect to pricing, and the emergence of new competitors;
- our ability to successfully obtain payment from our clients of the amounts they owe us for work performed;
- our ability to successfully recover should we experience a disaster or other business continuity problem;
- changes in applicable tax or accounting requirements; and
- potential income statement effects from the application of FASB’s ASC Topic No. 740 (“Income Taxes”) regarding accounting treatment of uncertain tax benefits and valuation allowances and ASC Topic No. 350 (“Intangibles – Goodwill and Other”), including the effect of any subsequent adjustments to the estimates MMC uses in applying these accounting standards.

The factors identified above are not exhaustive. MMC and its subsidiaries operate in a dynamic business environment in which new risks may emerge frequently. Accordingly, MMC cautions readers not to place undue reliance on its forward-looking statements, which speak only as of the dates on which they are made. MMC undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made. Further information concerning MMC and its businesses, including information about factors that could materially affect our results of operations and financial condition, is contained in MMC's filings with the Securities and Exchange Commission, including the "Risk Factors" section in Part I, Item 1A of this report.

Table of Contents

MARSH & McLENNAN COMPANIES, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2009

PART I

ITEM 1. BUSINESS.

References in this report to "we", "us" and "our" are to Marsh & McLennan Companies, Inc. ("MMC") and one or more of its subsidiaries, as the context requires.

GENERAL

MMC is a global professional services firm providing advice and solutions in the areas of risk, strategy and human capital. It is the parent company of a number of the world's leading risk experts and specialty consultants, including: Marsh, the insurance broker, intermediary and risk advisor; Guy Carpenter, the risk and reinsurance specialist; Mercer, the provider of HR and related financial advice and services; Oliver Wyman Group, the management and economic consultancy; and Kroll, the risk consulting firm. With approximately 52,000 employees worldwide and annual revenue exceeding $10 billion, MMC provides analysis, advice and transactional capabilities to clients in more than 100 countries.

MMC conducts business through three operating segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. We conduct business in this segment primarily through Marsh and Guy Carpenter.
- **Consulting** includes human resource consulting and related outsourcing and investment services, and specialized management and economic consulting services. We conduct business in this segment through Mercer and Oliver Wyman Group.
- **Risk Consulting and Technology** includes risk consulting and related investigative, intelligence, financial, security and technology services. We conduct business in this segment through Kroll.

We describe our operating segments in further detail below. We provide financial information about our segments in our consolidated financial statements included under Part II, Item 8 of this report.

OUR BUSINESSES

Risk and Insurance Services

Risk and Insurance Services, comprising **Marsh** and **Guy Carpenter**, is MMC's largest business segment. This segment generated approximately 50% of MMC's total operating segment revenue in 2009 and employs approximately 26,000 colleagues worldwide.

Marsh

Marsh is a world leader in delivering risk and insurance services and solutions to its clients. From its founding in 1871 to the present day, Marsh has provided thought leadership and innovation for clients and the insurance industry—introducing and promoting the concept and practice of client representation through brokerage, the discipline of risk management, the globalization of insurance and risk management services and many other innovative tools and service platforms.

Marsh generated approximately 41% of MMC's total operating segment revenue in 2009. Over 23,000 Marsh colleagues provide risk management, risk consulting, insurance broking, alternative risk financing, and insurance program management services to a wide range of businesses, government entities and professional service organizations around the world in more than 100 countries.

Marsh's clients vary by size, industry, geography and risk exposures. Marsh is organized to serve clients efficiently and effectively, delivering tailored solutions based on complexity of the risk and global footprint, and matched to clients' buying styles.

Insurance Broking and Risk Consulting

In its main insurance broking and risk consulting business, Marsh employs a team approach to address clients' risk management and insurance needs. Each client relationship is coordinated by a client executive who draws from the many industry and risk specialties within Marsh to assemble the resources needed to analyze, measure and assist a client in managing its various risks. Product and service offerings include program design and placement, post-placement program support and administration, claims advocacy, and a wide array of risk analysis and risk management consulting services. These include *Multinational Client Service, Marsh Risk Consulting, Risk, Specialty and Industry Practices, Bowring Marsh, Consumer Operations* and *Marsh & McLennan Agency.*

Multinational Client Service

Multinational Client Service (MCS) is solely focused on delivering service excellence and insurance solutions to multinational clients, irrespective of their size. Executing in a clear and consistent manner around the globe, MCS provides risk management programs with a service platform that comprises a combination of proprietary tools and technology and specialized resources. MCS provides global expertise and an intimate knowledge of local markets, helping clients navigate local regulatory and legal environments and address the worldwide risk issues that confront them.

Marsh Risk Consulting

Marsh Risk Consulting (MRC) is a global organization comprised of consulting specialists dedicated to providing clients with advice and solutions across a comprehensive range of insurable and non-insurable risk issues, such as restructuring, product safety, patient safety, business interruption, supply chain, governance, workforce, and reputation. MRC helps clients identify exposures, assess critical business functions and evaluate existing risk treatment practices and strategies. MRC provides client services in five main areas of exposure:

- *Business/Enterprise Risk*: provides risk modeling and assessments, enterprise risk management, risk management optimization and reputational risk and crisis management.
- *Claims and Litigation Support*: provides support and solutions to clients to assist in managing claim portfolios and resolving insured and uninsured losses and disputes of all kinds, as well as calculating losses and asset valuations.
- *Operational Risk Management*: provides an integrated approach to managing and optimizing the impact of operational risks such as those associated with property (including natural hazards), supply chain, business continuity, and products (including recalls).
- *Human Capital*: assists in protecting the quality of clients' operational processes and the health and safety of their employees, focusing on issues such as absenteeism, safety and ergonomic programs and employment practices.
- *Risk Technologies*: provides services to help clients manage, collect, analyze and report on the data and workflow associated with risk, insurance, claims and legal matters within their organizations.

Risk, Specialty and Industry Practices

In further support of its clients' strategic, operational and risk management objectives, Marsh provides consultative advice, brokerage and claims advocacy services through dedicated global Risk, Specialty and Industry Practices in the areas listed below. For both large and mid-size organizations, Practice colleagues apply their experience and working knowledge of clients' industry sectors, and of the unique environments in which they operate, to facilitate the requisite breadth of coverage and to reduce cost of risk.

Risk & Specialty Practices

- Aviation & Aerospace
- Captive Solutions
- Casualty
- Claims
- Energy
- Environmental
- Financial and Professional (FINPRO)
- Infrastructure
- Marsh Risk Consulting (MRC)
- Marine
- Political Risk / Trade Credit
- Private Equity and Mergers & Acquisitions
- Product Recall
- Property
- Surety

Industry Practices

- Agriculture & Fisheries
- Automotive
- Chemicals
- Communications, Media and Technology
- Construction
- Education
- Financial Institutions
- Fisheries
- Forestry & Integrated Wood Products
- Healthcare
- Hospitality & Gaming
- Life Sciences
- Manufacturing
- Mining, Metals & Minerals
- Power & Utilities
- Project Risk
- Public Entities
- Real Estate
- Retail / Wholesale
- Sports, Entertainment & Events
- Transportation

Bowring Marsh

Bowring Marsh was established in 2008 to respond to clients' growing needs and marketplace opportunity, specializing as an international placement broker for property (including terrorism) and casualty risks. Bowring Marsh utilizes placement expertise in major international insurance market hubs (including Bermuda, Brazil, Dublin, London, Miami, Singapore, Tokyo and Zurich) and an integrated global network to secure advantageous terms and conditions for its clients throughout the world.

Consumer Operations—Affinity/Program & Private Client

In addition to its main risk management and broking practices described above, Marsh operates a "Consumer" business in each geographic region that focuses on either or both of program marketing and administration opportunities and high net worth individual insurance sales. The Affinity/Program businesses sell and administer insurance products and services on a program basis, typically working with a sponsoring organization client to leverage the affinity relationship that client has with its constituencies (e.g., employees, members, franchisees, or customers, as the case may be). These programs typically include group life & health coverage, professional liability coverage, personal property and liability coverage including automobile and homeowners' insurance, business owner protection, annuities, and variable security-related products. Marsh Consumer's sales and servicing activities regarding high net worth individuals are largely U.S.-focused and operate under the names "Private Client Services" (for property & casualty insurance products), and "Private Client Life Insurance Solutions" or "Private Client Solutions" (for life & health insurance-focused activities).

More specifically, areas of the Consumer business include:

- *Affinity Program Solutions*: markets and administers standardized and customized insurance programs, selling and servicing group/master and individual policies for many life & health and property & casualty lines of insurance business as well as certain other non-insurance products and services. Clients generally include associations, employers, unions, fraternal organizations, franchisors, and other consumer-focused "brand" companies, including large multinational financial institutions and automobile manufacturers.
- *Private Client Solutions*: offers high-net-worth individuals, families and their advisors a single source solution to manage their complete spectrum of risk, uphold their current quality of life and protect and preserve their wealth, current income and legacy. This business also offers key-person and executive benefit programs to organizations.
- *Business Process Outsourcing Solutions*: provides comprehensive, "private label" and/or outsourced back-office billing, operational and marketing support services to leading insurers, financial institutions and other service businesses.

Marsh & McLennan Agency

In October 2008, Marsh established the Marsh & McLennan Agency (MMA) to be one of the premier insurance agencies in the United States, meeting the needs of mid-sized businesses across the country. MMA's services are targeted to customers who seek professional advice on program structure, market knowledge, experience and expertise in their industry, competitive prices, and local resources and service professionals. MMA offers commercial property and casualty, personal lines, employee benefits and life insurance / estate planning to clients through a dedicated sales and service force in retail locations, operating independently from Marsh's other insurance broking operations.

Captive Solutions

Operating from offices in 31 captive domiciles, along with consulting expertise residing in Marsh brokerage offices worldwide, Captive Solutions serves approximately 1,270 captive facilities, including single-parent captives, reinsurance pools, risk retention groups and others. The Practice includes the Captive Advisory group—a consulting arm that performs captive feasibility studies and helps to structure and implement captive solutions, and Captive Management—an industry leader in managing captive facilities, providing administrative, consultative and insurance-related services.

Schinnerer Group

As one of the largest underwriting managers of professional liability and specialty insurance programs in the United States, Victor O. Schinnerer provides risk management and insurance solutions to clients through licensed brokers. During the 2009 fiscal year, Schinnerer received applications from approximately 9,200 licensed brokers, of which approximately 6,500 have active policies with Schinnerer.

This group includes the ENCON Group Inc., a leading managing general agent in Canada. ENCON offers professional liability and construction insurance, as well as group and retiree benefits programs for individuals, professionals, organizations and businesses, through a national network of licensed insurance brokers and plan advisors.

Marsh Client Technologies

Marsh Client Technologies comprises *MarshConnect*, Marsh's global client technology interface, and *CS STARS*, a leading provider of risk and claims management systems and related data services.

MarshConnect is a shared platform that delivers two sets of functions: Risk and Insurance Databases and Client Servicing Applications. Our proprietary databases provide a broad range of risk and insurance market intelligence, research tools and interactive utilities. Additionally, *MarshConnect* offers real-time access to critical risk and insurance information relevant to a client's operations and risk profile. The platform enables teams to share information, collaborate and transact business online, increasing operational efficiency for Risk Management departments.

CS STARS serves the technology needs of risk management professionals, as well as insurance carriers and third-party administrators, through integrated software and services that support risk management, claims administration, compliance management, and data management.

Guy Carpenter

Guy Carpenter generated approximately 9% of MMC's total operating segment revenue in 2009. Approximately 2,350 Guy Carpenter professionals create and execute reinsurance and risk management solutions for clients worldwide, by providing risk assessment analytics, actuarial services, highly specialized product knowledge and trading relationships with reinsurance markets. Client services also include contract and claims management and fiduciary accounting. Run-off services and other reinsurance and insurance administration solutions are offered through Guy Carpenter affiliates on a fee basis.

Acting as a broker or intermediary on all classes of reinsurance, Guy Carpenter places two main types of property and casualty reinsurance: treaty reinsurance, which involves the transfer of a portfolio of risks; and facultative reinsurance, which entails the transfer of part or all of the coverage provided by a single insurance policy.

Guy Carpenter also provides reinsurance services in a broad range of specialty practice areas, including: agriculture; alternative risk transfer (such as group-based captives and insurance pools); aviation & aerospace; casualty clash (losses involving multiple policies or insureds); construction and engineering; credit, bond & political risk; excess & umbrella; general casualty; life, accident & health; marine and energy; medical professional liability; professional liability; program manager solutions; property; retrocessional reinsurance (reinsurance between reinsurers); surety (reinsurance of surety bonds and other financial guarantees); terror risk and workers compensation.

Guy Carpenter also offers clients alternatives to traditional reinsurance, including industry loss warranties and, through its affiliates, capital markets alternatives such as transferring catastrophe risk through the issuance of risk-linked securities. Guy Carpenter affiliates also provide advisory services in connection with mergers & acquisitions and private debt and equity capital raising.

In addition, Guy Carpenter provides its clients with numerous reinsurance-related services, such as actuarial, enterprise risk management, financial and regulatory consulting, portfolio analysis and advice on the efficient use of capital. Guy Carpenter's Instrat® unit delivers advanced risk assessment analytics, catastrophe modeling and exposure management tools to assist clients in the reinsurance decision-making process.

Guy Carpenter offers run-off services for inactive clients in North America and elsewhere through Reinsurance Solutions LLC and Reinsurance Solutions Limited, respectively. These affiliates also offer reinsurance and insurance administration solutions on a fee basis.

Compensation for Services in Risk and Insurance Services

Marsh and Guy Carpenter are compensated for brokerage and consulting services primarily through fees and commissions paid by clients. Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer, the capacity in which the broker acts and negotiations with clients. Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others.

For a more detailed discussion of revenue sources and factors affecting revenue in our Risk and Insurance Services segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

Consulting

Consulting is MMC's second-largest business segment, generating approximately 44% of total operating segment revenue in 2009 and employing approximately 22,000 colleagues worldwide. MMC conducts business in this segment through **Mercer** and **Oliver Wyman Group**.

Mercer

With approximately 18,900 professionals active in 41 countries, Mercer is a leading global provider of human resource consulting and related outsourcing and investment services. Clients include a majority of the companies in the Fortune 1000 and FTSE 100, as well as medium- and small-market organizations. Mercer generated approximately 32% of MMC's total operating segment revenue in 2009.

Mercer operates in the following areas:

Retirement, Risk and Finance Consulting. Mercer provides a wide range of strategic and compliance-related retirement services and solutions to corporate, governmental and institutional clients. Mercer assists clients worldwide in the design, governance and risk management of defined benefit, defined contribution and hybrid retirement plans. Mercer's financial approach to retirement services enables clients to consider the benefits, accounting, funding and investment aspects of plan design and management in the context of business objectives and governance requirements.

Health & Benefits. In its health & benefits business, Mercer assists public and private sector employers in the design, management and administration of employee health care programs; compliance with local benefits-related regulations; and the establishment of health and welfare benefits coverage for employees. Mercer provides advice and solutions to employers on: total health management strategies; global health brokerage solutions; vendor performance and audit; life and disability management; and measurement of healthcare provider performance. These services are provided through traditional consulting as well as commission-based brokerage services in connection with the selection of insurance companies and healthcare providers.

Rewards, Talent & Communications. Mercer's rewards, talent and communications business advises organizations on the engagement, management and rewarding of employees; the design of executive remuneration programs; and improvement of human resource (HR) effectiveness.

Through proprietary survey data and decision support tools, Mercer's information products solutions business provides clients with human capital information and analytical capabilities to improve strategic human capital decision making.

Mercer's communication business helps clients to plan and implement HR programs and other organizational change in order to maximize employee engagement, drive desired employee behavior and achieve improvements in business performance.

Outsourcing. Through its outsourcing business, Mercer provides benefits administration services to clients globally. By delivering services across benefit domains and international borders, Mercer helps clients more efficiently manage their employee benefits programs. Mercer's outsourcing business offers total benefits outsourcing, including administration and delivery for wealth, health and flexible benefits; total retirement outsourcing, including administration and delivery for retirement benefits; and stand-alone services for defined benefit administration, defined contribution administration, health benefits administration and flexible benefits programs.

Investment Consulting & Management. Mercer provides investment consulting services to the fiduciaries of pension funds, foundations, endowments and other investors in more than 35 countries. Mercer advises clients and provides outsourced decision-making services covering all stages of the institutional investment process, from strategy, structure and implementation to ongoing portfolio management.

Mercer's investment management business provides multi-manager investment solutions, primarily for retirement plan assets, to institutional investors (such as retirement plan sponsors and trustees), and to individual investors (primarily through the inclusion of funds managed by Mercer on affiliated and third party defined contribution and financial advice platforms). These solutions include "one-stop" investment advisory and asset management solutions for plan sponsors, bundled services for frozen defined benefit plans utilizing our expertise in liability-driven investment and actuarial techniques, and personal wealth solutions. The investment management business offers a diverse range of investment options to meet a full spectrum of risk/return preferences and manages investment vehicles across a range of investment strategies in four geographic regions (US, Canada, Europe and Australia/New Zealand). As of December 31, 2009, Mercer's investment management business had assets under management of $28.8 billion worldwide.

Oliver Wyman Group

With approximately 3,400 professionals based in 22 countries, Oliver Wyman Group delivers advisory services to clients through three operating units, each of which is a leader in its field: Oliver Wyman; Lippincott; and NERA Economic Consulting. Oliver Wyman Group generated approximately 12% of MMC's total operating segment revenue in 2009.

Oliver Wyman is a leading global management consulting firm. Oliver Wyman's consultants specialize by industry and functional area, allowing clients to benefit from both deep sector knowledge and specialized expertise in strategy, operations, risk management, organizational transformation, and leadership development. Industry groups include:

- Automotive;
- Aviation, Aerospace and Defense;
- Communications, Media and Technology;
- Energy;
- Financial services, including corporate and institutional banking, insurance, and retail and business banking;
- Industrial products and services;
- Health and life sciences;
- Retail and consumer products; and
- Surface transportation.

Oliver Wyman overlays its industry knowledge with expertise in the following functional specializations:

- *Business Transformation.* Oliver Wyman advises clients who face major strategic discontinuities and risks on business model transformation.
- *Delta.* The Delta business provides consulting services and customized programs to help CEOs and other senior corporate leaders improve their individual and organizational capabilities. Services include organizational design and transformation; enterprise leadership and board effectiveness.

- *Finance and Risk.* Oliver Wyman works with CFOs and other senior finance and risk management executives of leading corporations and financial institutions to help them meet the challenges presented by their evolving roles and the needs of their organizations. Key areas of focus include risk, capital and performance measurement; performance and value-based management; and risk governance amid regulatory changes. Oliver Wyman also offers actuarial consulting services to public and private enterprises, self-insured group organizations, insurance companies, government entities, insurance regulatory agencies and other organizations.
- *Leadership Development.* The Leadership Development business provides customized solutions for clients to develop leadership capability across all levels of their organization in order to accelerate the development of leadership as a source of strategic advantage. These customized solutions blend a range of learning methodologies including leadership & employee engagement programs, action learning, coaching, e-learning, and online applications
- *Marketing and Sales.* Oliver Wyman advises leading firms in the areas of offer/pricing optimization; product/service portfolio management; product innovation; marketing spend optimization; value-based customer management; and sales & distribution model transformation.
- *Operations and Technology.* Oliver Wyman offers market-leading IT organization design, IT economics management, Lean Six Sigma principles and methodologies, and sourcing expertise to clients across a broad range of industries.
- *Strategy.* Oliver Wyman is a leading provider of corporate strategy advice and solutions in the areas of growth strategy and corporate portfolio; non-organic growth and M&A; performance improvement; business design and innovation; corporate center and shared services; and strategic planning.

Lippincott is a brand strategy and design consulting firm which advises corporations around the world in a variety of industries on corporate branding, identity and image. Lippincott has helped create some of the world's most recognized brands.

NERA Economic Consulting provides economic analysis and advice to public and private entities to achieve practical solutions to highly complex business and legal issues arising from competition, regulation, public policy, strategy, finance and litigation. NERA professionals operate worldwide assisting clients including corporations, governments, law firms, regulatory agencies, trade associations, and international agencies. NERA's specialized practice areas include: antitrust; securities; complex commercial litigation; energy; environmental economics; network industries; intellectual property; product liability and mass torts; and transfer pricing.

Compensation for Services in Consulting

Mercer and the Oliver Wyman Group businesses are compensated for advice and services primarily through fees paid by clients. Mercer's health & benefits business is compensated through commissions from insurance companies for the placement of insurance contracts (comprising more than half of the revenue in the health & benefits business) and consulting fees. Mercer's discretionary investment management business and certain of Mercer's defined contribution administration services are compensated typically through fees based on assets under administration and/or management. For a more detailed discussion of revenue sources and factors affecting revenue in the Consulting segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

Risk Consulting & Technology

MMC's Risk Consulting and Technology segment, which conducts business through Kroll, generated approximately 6% of MMC's total operating segment revenue in 2009.

Kroll is the world's leading risk intelligence company. With approximately 3,000 colleagues in 32 countries, Kroll provides a wide range of consulting-based services and technology-enabled solutions to a global client base of law firms, financial institutions, corporations, non-profits, government agencies and individuals.

Consulting Services. Kroll's *Consulting Services Group* helps clients mitigate business, financial and physical risks to facilitate the achievement of their legal, operational and financial objectives.

Kroll's business intelligence and investigations unit provides: reputational due diligence associated with investments and transactions; information gathering and analysis; investigative services; litigation support; assistance in locating misappropriated assets; and programs to protect intellectual property, prevent money laundering and assess the integrity of vendors.

Kroll's financial advisory services unit provides forensic accounting and litigation consulting to help clients uncover fraud and comply with securities and corporate governance regulations.

Kroll's security services operation serves clients worldwide, including multinational corporations, government agencies, high-net-worth individuals, architectural firms, and private and public sector organizations. Services include: security consulting; architectural security engineering; executive protection; high risk environment intelligence and protective services; and crisis response programs. Kroll also monitors law enforcement agencies and other public and private entities' compliance with federal consent decrees and other government mandates. Until its sale in May 2009, this operation included Kroll Government Services, a business that conducted security clearance investigations of government personnel.

Litigation Support and Data Recovery. Kroll's *Litigation Support and Data Recovery* unit provides its services through Kroll Ontrack. Kroll Ontrack provides technology-driven services and software to help legal, corporate and governmental entities, as well as consumers, recover, search, analyze, produce and present electronic data efficiently and cost-effectively. These services are provided to organizations and individuals in the United States, Canada, Europe and Asia. In addition to its award-winning suite of software, Kroll Ontrack provides data recovery, advanced search, electronic and paper discovery, computer forensics, electronically stored information ("ESI") consulting and data archiving solutions, document review services and trial consulting and presentation services.

Background Screening. Kroll's *Background Screening* companies provide organizations with comprehensive screening services that help them make informed choices in such critical areas as employment, lending, vendor selection, investment placement and academic institutional admissions. It also provides data breach incident management—including identity theft solutions for individuals.

Kroll Background Screening provides employment screening to corporate, institutional and government clients in the United States, Canada, Europe and Asia. Through its *Fraud Solutions* practice, Kroll helps organizations and individuals address each phase of personal data theft detection and mitigation, from pre-breach preparedness, risk assessment and planning to post-event customer communication, investigation and resolution. During 2009, Kroll Background Screening included a substance abuse testing business; this business was sold in February 2010.

Kroll Factual Data offers credit-related information services to mortgage and consumer lending businesses, property management firms and governmental organizations in the United States.

Compensation for Services in Risk Consulting and Technology

Kroll receives compensation in the form of fees paid by clients. These fees are typically earned on an hourly, project, fixed fee or per-unit basis. For a more detailed discussion of revenue sources and factors affecting revenue in our Risk Consulting & Technology segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

Regulation

MMC's activities are subject to licensing requirements and extensive regulation under United States federal and state laws, as well as laws of other countries in which MMC's subsidiaries operate. See Part I, Item 1A ("Risk Factors") below for a discussion of how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our businesses.

Risk and Insurance Services. While laws and regulations vary from location to location, every state of the United States and most foreign jurisdictions require insurance market intermediaries and related service providers (such as insurance brokers, agents and consultants, reinsurance brokers, managing general agents and third party administrators) to hold an individual and/or company license from a governmental agency or self-regulatory organization. Some jurisdictions issue licenses only to individual residents or locally-owned business entities; in this case, if MMC has no licensed subsidiary, we may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Such arrangements are only permitted following an extensive review process.

Beginning in January 2005, all European Union member states were required to implement the Insurance Mediation Directive. This Directive aims to apply consistent minimum professional standards to insurance and reinsurance intermediaries, including a licensing system based on an assessment of factors such as professional competence, financial capacity and professional indemnity insurance. The adoption by member states of the European Union of regulations to comply with the Directive has led our insurance intermediary operations in the European Union to become subject to enhanced regulatory requirements. In January 2005, as part of the implementation of the Directive in the United Kingdom, the power and responsibilities of the Financial Services Authority, or FSA, were expanded to include regulation of insurance and reinsurance intermediaries in the United Kingdom.

Insurance authorities in the United States and certain other jurisdictions in which MMC's subsidiaries do business, including the FSA in the United Kingdom, also have enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations typically provide for segregation of these fiduciary funds and limit the types of investments that may be made with them.

Certain of MMC's Risk and Insurance Services activities are governed by other regulatory bodies, such as investment, securities and futures licensing authorities. In the United States, Marsh and Guy Carpenter use the services of MMC Securities Corp., a U.S.-registered broker-dealer and investment advisor, member FINRA/SIPC, primarily in connection with investment banking-related services and advising on alternative risk financing transactions. Also in the United States, Marsh uses the services of Interlink Securities Corp., primarily in connection with variable insurance products for high net worth individuals. Guy Carpenter provides advice on securities or investments in the European Union through MMC Securities (Europe) Ltd. (formerly GC Securities Ltd.), which is authorized and regulated by the FSA. Marsh receives investment management services in the European Union from another MMC subsidiary, Marsh Investment Service Limited, which is also regulated by the FSA. MMC Securities Corp., Interlink Securities Corp. and MMC Securities (Europe) Ltd. are indirect, wholly-owned subsidiaries of MMC.

In some jurisdictions, insurance-related taxes may be due either directly from clients or from the insurance broker. In the latter case, the broker customarily looks to the client for payment.

Consulting. Certain of Mercer's retirement-related consulting services are subject to pension law and financial regulation in many countries, including by the Securities and Exchange Commission, or SEC, in the United States and the FSA in the United Kingdom. In addition, the trustee services, investment services (including advice to individuals on the investment of personal pension assets and assumption of discretionary investment management responsibilities) and retirement and employee benefit program administrative services provided by Mercer and its subsidiaries and affiliates are subject to investment and securities regulations in various jurisdictions. The benefits insurance consulting and brokerage services provided by Mercer and its subsidiaries and affiliates are subject to the same licensing requirements and regulatory oversight as the insurance market intermediaries described above regarding our Risk and Insurance Services businesses. Mercer and Oliver Wyman Group use the services of MMC Securities Corp (In the United States) and MMC Securities (Europe) Limited (in the United Kingdom and Continental Europe), primarily in connection with the provision of certain retirement and employee benefit services, and investment banking services, respectively.

Risk Consulting & Technology. Certain of Kroll's risk consulting and investigative activities are licensed and regulated at the federal, state and local level in the United States and abroad. Many of these activities also involve the use of data from outside sources, including third party vendors and governmental records. As a result, changes in existing, or the implementation of new, laws and regulations, particularly relating to privacy, could interfere with Kroll's historical access to and use of such data.

Competitive Conditions

MMC faces strong competition in all of its businesses from providers of similar products and services. MMC also encounters strong competition throughout its businesses from both public corporations and private firms in attracting and retaining qualified employees. In addition to the discussion below, see "Risks Relating to MMC Generally—Competitive Risks," in Part I, Item 1A of this report.

Risk and Insurance Services. MMC's combined insurance and reinsurance services businesses are global in scope. The principal bases upon which our insurance and reinsurance businesses compete include the range, quality and cost of the services and products provided to clients. MMC encounters strong competition from other insurance and reinsurance brokerage firms that operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States, the European Union and elsewhere, from insurance and reinsurance companies that market, distribute and service their insurance and reinsurance products without the assistance of brokers or agents and from other businesses, including commercial and investment banks, accounting firms and consultants, that provide risk-related services and products.

Certain insureds and groups of insureds have established programs of self insurance (including captive insurance companies) as a supplement or alternative to third-party insurance, thereby reducing in some cases their need for insurance placements. There are also many other providers of affinity group and private client services, including specialized firms, insurance companies and other institutions.

The continuing impact of legal and regulatory proceedings concerning our insurance brokerage operations also could affect Marsh's competitive position. These proceedings are discussed in more detail in Note 16 to the consolidated financial statements included under Part II, Item 8 of this report. Please also read our discussion of the risks associated with these proceedings and their impact under Part I, Item 1A ("Risk Factors") below.

Consulting. MMC's consulting and HR outsourcing businesses face strong competition from other privately and publicly held worldwide and national companies, as well as regional and local firms. These businesses compete generally on the basis of the range, quality and cost of the services and products provided to clients. Competitors include independent consulting and outsourcing firms, as well as consulting and outsourcing operations affiliated with accounting, information systems, technology and financial services firms.

Mercer's investment consulting and investment management businesses face competition from many sources, including multi-manager services offered by other investment consulting firms and financial institutions.

In many cases, clients have the option of handling the services provided by Mercer and Oliver Wyman Group internally, without assistance from outside advisors.

Risk Consulting & Technology. In Risk Consulting and Technology, MMC faces competition from local, regional, national and international firms that provide similar services in the fields of accounting, investigative and security services, consulting and technology services. Kroll's Consulting Services Group faces competition from local, regional, national and international consulting and accounting firms who provide forensic accounting, litigation support and investigative services, as well as other specialist firms providing architectural engineering and security consulting services. Kroll's Litigation Support and Data Recovery and Background Screening businesses face competition from a variety of law firms, independent service providers and technology companies.

Segmentation of Activity by Type of Service and Geographic Area of Operation.

Financial information relating to the types of services provided by MMC and the geographic areas of its operations is incorporated herein by reference to Note 17 to the consolidated financial statements included under Part II, Item 8 of this report.

Employees

As of December 31, 2009, MMC and its consolidated subsidiaries employed approximately 52,000 people worldwide, including approximately 26,000 in risk and insurance services, approximately 22,000 in consulting and approximately 3,000 in risk consulting and technology. Approximately 600 individuals are employed by MMC at the parent-company level.

EXECUTIVE OFFICERS OF MMC

The executive officers of MMC are appointed annually by MMC's Board of Directors. As of February 26, 2010, the following individuals were executive officers of MMC:

Ben F. Allen, age 45, is President and Chief Executive Officer of Kroll, a position he assumed in March 2008. In July 2007, Mr. Allen was named Chief Operating Officer of Kroll while continuing in his position as President of Kroll's Technology Services Group. He led the Technology Services Group, comprised of Kroll Ontrack, Kroll Factual Data and Kroll's background screening and substance abuse testing businesses, beginning in January 2005. Previously, Mr. Allen was President of Kroll Ontrack, the firm's legal technologies and data recovery business, following Kroll's acquisition of Ontrack Data International, Inc. in June 2002. Mr. Allen had been President and Chief Executive Officer of Ontrack Data International since July 2001, and previously served in several roles for that firm, including as Chief Operating Officer and General Manager of the U.K. and France offices.

Orlando D. Ashford, age 41, is Senior Vice President, Human Resources, of MMC. Mr. Ashford joined MMC in September 2008. Prior to MMC, he was with the Coca-Cola Company since 2005 in human resource management, most recently as Group Director of Human Resources for Eurasia and Africa. While at Coca-Cola, Mr. Ashford reorganized and rebuilt the company's corporate center HR team and headed a company-wide cultural change initiative. Prior to Coca-Cola, Mr. Ashford held positions with Motorola, the Delta Consulting Group (subsequently Mercer Delta Consulting), Ameritech and Andersen Consulting.

Peter J. Beshar, age 48, is Executive Vice President and General Counsel of MMC. Before joining MMC in November 2004, Mr. Beshar was a Litigation Partner in the law firm of Gibson, Dunn & Crutcher LLP. Mr. Beshar joined Gibson, Dunn & Crutcher in 1995 after serving as an Assistant Attorney General in the New York Attorney General's office and as the Special Assistant to Cyrus Vance in connection with the peace negotiations in the former Yugoslavia.

M. Michele Burns, age 52, is Chairman and Chief Executive Officer of Mercer. Ms. Burns joined MMC as Executive Vice President on March 1, 2006, assumed the position of Chief Financial Officer of MMC on March 31, 2006 and moved to her current position with Mercer on September 25, 2006. Prior to joining MMC, Ms. Burns was Executive Vice President and Chief Financial Officer since May 2004, and Chief Restructuring Officer since August 2004, of Mirant Corporation, an energy company. Prior to joining Mirant, she was Executive Vice President and Chief Financial Officer of Delta Air Lines, Inc. from August 2000 to April 2004. She held various other positions in the finance and tax departments of Delta beginning in January 1999. Delta filed for protection under Chapter 11 of the United States Bankruptcy Code in September 2005.

John P. Drzik, age 47, is President and Chief Executive Officer of Oliver Wyman Group, a position he assumed in June 2006. From 2003 to 2006, Mr. Drzik was President of Mercer Oliver Wyman, which was formed following MMC's acquisition of Oliver, Wyman & Company in 2003. He joined Oliver, Wyman & Company in 1984, became President in 1995, and was appointed Chairman in 2000.

Brian Duperreault, age 62, is Director, President and Chief Executive Officer of MMC, a position he assumed in January 2008. Prior to joining MMC, Mr. Duperreault served as Chairman and Chief

Executive Officer of ACE Limited from 1994 to 2004, and continued as Chairman through the end of 2007. Prior to ACE, Mr. Duperreault was with American International Group (AIG) for more than 20 years, holding numerous positions and eventually becoming Executive Vice President of AIG Foreign General Insurance and Chairman and Chief Executive of AIG's American International Underwriters (AIU). Mr. Duperreault is a Director of Tyco International Ltd.

E. Scott Gilbert, age 54, is Senior Vice President and Chief Compliance Officer of MMC. Prior to joining MMC in January 2005, he had been the Chief Compliance Counsel of the General Electric Company since September 2004. Prior thereto, he was Counsel, Litigation and Legal Policy at GE. Between 1986 and 1992, when he joined GE, he served as an Assistant United States Attorney for the Southern District of New York.

Daniel S. Glaser, age 49, is Chairman and Chief Executive Officer of Marsh, a position he assumed in December 2007. Previously, he had been Managing Director of AIG Europe (U.K.) Limited, and the Regional President of AIG's American International Underwriters (AIU) U.K./Ireland division. He joined AIG in 2000 as President of the firm's Global Energy Division. He was named Managing Director of AIG Europe (U.K.) in 2002. Mr. Glaser began his career in the insurance industry in 1982 as a Marsh broker. He worked at Marsh for a decade, serving in roles in New York, London and Saudi Arabia. Thereafter, he spent eight years at Willis, where he served as President and Chief Operating Officer of Willis Risk Solutions, the Willis large accounts practice.

David A. Nadler, age 61, is Vice Chairman, Office of the CEO of MMC. Dr. Nadler founded the Delta Consulting Group, Inc., a consulting firm specializing in executive leadership and organizational change, in 1980. He served as Chairman and Chief Executive Officer of that firm until its acquisition by Mercer in 2000, when it became Mercer Delta Consulting. Dr. Nadler served as Chairman and Chief Executive Officer of Oliver Wyman's Delta Organization & Leadership business through December 2005 and remains a Senior Partner of that firm.

Vanessa A. Wittman, age 42, is Executive Vice President and Chief Financial Officer of MMC. Prior to joining MMC in September 2008, Ms. Wittman was Chief Financial Officer and Executive Vice President of Adelphia Communications Corp. from 2003 to 2007. She joined Adelphia as part of a new executive team that oversaw one of the most complex bankruptcy cases in U.S. history. While there, Ms. Wittman was responsible for accounting, tax and internal audit functions; operational and field finance; corporate development; and the bankruptcy and investor relations teams. Prior to Adelphia, Ms. Wittman served as Chief Financial Officer of 360networks, based in Seattle, where she led the company's restructuring efforts and successful emergence from bankruptcy protection in November 2002. She also has held positions with Microsoft, Metricom Inc. and Morgan Stanley.

Peter Zaffino, age 43, is President and Chief Executive Officer of Guy Carpenter. Prior to assuming this position in February 2008, he had served since 2007 as Executive Vice President and head of Guy Carpenter's U.S. treaty operations. Previously, Mr. Zaffino was responsible for treaty operations in Guy Carpenter's U.S. eastern region and prior to that led the firm's global specialty practices business. Before joining Guy Carpenter in 2001, Mr. Zaffino served in an executive role with a GE Capital portfolio company specializing in casualty treaty reinsurance.

AVAILABLE INFORMATION

MMC is subject to the informational reporting requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, MMC files with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. MMC makes these reports and any amendments to these reports available free of charge through its website, www.mmc.com, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC, 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like MMC, that file electronically with the SEC.

MMC also posts on its website the following documents with respect to corporate governance:

- Guidelines for Corporate Governance;
- Code of Business Conduct and Ethics;
- Procedures for Reporting Complaints and Concerns Regarding Accounting Matters; and
- the charters of the Audit Committee, Compensation Committee, Compliance Committee and Directors and Governance Committee of MMC's Board of Directors.

All of the above documents are available in printed form to any MMC stockholder upon request.

Item 1A. Risk Factors

You should consider the risks described below in conjunction with the other information presented in this report. These risks have the potential to materially adversely affect MMC's business, results of operations or financial condition.

RISKS RELATING TO MMC GENERALLY

Legal and Regulatory Issues

A lawsuit related to claims of professional negligence and fraud in providing actuarial services has been filed against Mercer, which may subject Mercer to civil liabilities.

As more fully described in Note 16 to our consolidated financial statements included under Part II, Item 8 of this report, Mercer is exposed to potential liabilities arising out of a civil lawsuit against Mercer (US) Inc. filed by the Alaska Retirement Management Board in Alaska state court. The action alleges professional negligence and malpractice, breach of contract, breach of implied covenant of good faith and fair dealing, negligent misrepresentation, unfair trade practices and fraud and misrepresentation related to actuarial services that Mercer provided to the Alaska Division of Retirement and Benefits relating to the Alaska Public Employees Retirement System and the Alaska Teachers Retirement System. The action also seeks damages, including punitive and treble damages, in amounts that could, if awarded, subject Mercer to significant monetary damages, negative publicity, reputational harm and to diversion of personnel and management resources. We have limited third party insurance for this matter. MMC has not recorded a liability, other than for legal fees to defend the claim, because MMC is unable, at the present time, to make a determination that a loss is both probable and reasonably estimable in accordance with FASB ASC Topic No. 450. An adverse outcome in this matter could have a material adverse effect on MMC's businesses, results of operations, financial condition or cash flow.

We are subject to significant uninsured exposures arising from "errors and omissions" claims.

MMC's operating companies provide numerous brokerage, consulting, actuarial and other services for clients around the world. As a result of these activities, we are subject to errors and omissions, or "E&O," claims by clients and third parties who allege that they were damaged as a result of the operating company's alleged failure to perform its services as expected. Certain of these claims could seek damages in amounts that, if awarded, could be significant and subject us to potential liability for monetary damages, negative publicity, reputational harm and to diversion of personnel and management resources.

MMC has varying levels of third party insurance coverage against E&O claims, depending on the policy year. To the extent that expected losses exceed MMC's retention in any policy year, MMC records a liability and an asset for the amount that MMC expects to recover under its third-party insurance programs. The policy limits and coverage terms of the third-party insurance vary to some extent by policy year, but MMC is not aware of coverage defenses or other obstacles to coverage that would limit recoveries in years prior to policy year 2001-2002 in a material amount. From 2002 to 2008, the availability of third-party insurance declined significantly.

In establishing liabilities for errors and omissions claims in accordance with FASB ASC Topic No. 450, MMC utilizes internal actuarial and other estimates, and case level reviews by inside and outside counsel. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, MMC has not recorded a liability, other than for legal fees to defend the claim, because MMC is unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Nevertheless, given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on MMC's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

We are subject to legal proceedings and other contingencies which, if determined unfavorably to us, could have a material adverse effect on our business, results of operations or financial condition.

As more fully described in Note 16 to our consolidated financial statements included under Part II, Item 8 of this report, we are subject to a number of legal proceedings, regulatory actions and other contingencies. An adverse outcome in connection with one or more of these matters could have a material adverse effect on our business, results of operations, financial condition or cash flow in any given quarterly or annual period. In addition, regardless of any eventual monetary costs, these matters could have a material adverse effect on MMC or its operating companies by exposing us to negative publicity, reputational damage, harm to our client or employee relationships, or diversion of personnel and management resources.

Our compliance systems and controls cannot guarantee that we are in compliance with all potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our business.

Our activities are subject to extensive regulation under the laws of the United States and its various states, the European Union and its member states, and the other jurisdictions in which we operate. For example, our insurance and reinsurance services activities, as well as certain of our consulting and related activities, in the United Kingdom are under the jurisdiction of the Financial Services Authority. Compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. While we attempt to comply with all applicable laws and regulations, there can be no assurance that we, our employees, our consultants or our contractors are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations. If we fail to comply with applicable laws and regulations, including those referred to above, we may be subject to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to clients. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our businesses, results of operations or financial condition. In addition, these matters could have a material adverse effect on MMC by exposing us to negative publicity, reputational damage or harm to our client or employee relationships.

In most jurisdictions, government regulatory authorities have the power to interpret or amend applicable laws and regulations, and have discretion to grant, renew and revoke various licenses and approvals we need to conduct our activities. Such authorities may require MMC to incur substantial increases in costs in order to comply with such laws and regulations. In some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from state to state or country to country. In the event those interpretations eventually prove different from those of regulatory authorities, we might be penalized or precluded from carrying on our previous activities. Moreover, the laws and regulations to which we are subject may conflict among the various jurisdictions and countries in which we operate. Recent changes in the regulatory environment may impact our ability to generate additional revenue streams or enhance revenue streams. Any significant impairment of our ability to conduct our business as we historically have done could have a material adverse effect on our business, results of operations or financial condition.

Finally, government involvement in the insurance or reinsurance markets could displace insurance or reinsurance currently available from the private market and adversely affect our business, results of operations or financial condition.

Improper disclosure of personal data could result in legal liability or harm our reputation.

One of our significant responsibilities is to maintain the security and privacy of our clients' confidential and proprietary information and the personal data of their employees and retirement and other benefit plan participants. We maintain policies, procedures and technological safeguards designed to protect the security and privacy of this information. Nonetheless, we cannot entirely eliminate the risk of improper access to or disclosure of personally identifiable information. Such disclosure could harm our reputation and subject us to liability under our contracts and laws and regulations that protect personal data, resulting in increased costs or loss of revenue.

Further, data privacy is subject to frequently changing laws, rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we operate. Our failure to adhere to or successfully implement processes in response to changing legal or regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, as well as the general risks described above relating to our compliance systems and controls.

Financial Risks

Our results of operations could be adversely affected by economic and political conditions and the effects of these conditions on our clients' businesses and levels of business activity.

Global economic and political conditions affect our clients' businesses and the markets they serve. In 2008 and 2009, the credit markets and the financial services industry experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States and foreign governments. These economic conditions have resulted in negative impacts on businesses and financial institutions, and financial services entities in particular. The global economic crisis has had a significant effect on our Consulting and Risk Consulting and Technology segments in particular. Many of our clients have been reducing expenses, including amounts they spend on consulting services. If these economic conditions persist or deteriorate, they could potentially have a significant impact on our operations.

These economic conditions may reduce demand for our services or depress pricing of those services, which could have a material adverse effect on our results of operations. Changes in global economic conditions could also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Should it become necessary for us to further restructure our business, including reducing our work force, as a result of these market conditions or other factors that reduce the demand for our products and services, our ability to execute our business strategy could be adversely affected.

Financial institution failures may cause us to incur increased expenses or make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including the financing of any future acquisitions), or financing activities.

Our cash investments, including those held in a fiduciary capacity, are subject to general credit, liquidity, counterparty, market and interest rate risks that may be exacerbated by the recent global financial crisis. If the banking system or the fixed income, credit or equity markets deteriorate further or remain volatile, the values and liquidity of our investments could be adversely affected.

Credit rating downgrades would increase our financing costs and could subject us to operational risk.

Both Moody's and Standard & Poor's downgraded MMC's senior debt credit rating in late 2004 and S&P announced a further downgrade in December 2007. Currently, MMC's senior debt is rated Baa2 by Moody's and BBB- by S&P. These ratings are the next-to-lowest investment grade rating for Moody's, and the lowest investment-grade rating for S&P.

If we need to raise capital in the future (for example, in order to fund maturing debt obligations or finance acquisitions or other initiatives), any further credit rating downgrade would increase our financing costs, and could limit our access to financing sources. Further, we believe that a downgrade to a rating below investment-grade could result in greater operational risks through increased operating costs and increased competitive pressures.

Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business.

We are subject to exchange rate risk because some of our subsidiaries receive revenue other than in their functional currencies, and because we must translate the financial results of our foreign subsidiaries into U.S. dollars. Our U.S. operations earn revenue and incur expenses primarily in U.S. dollars. In certain jurisdictions, however, our Risk and Insurance Services operations generate revenue in a number of different currencies, but expenses are almost entirely incurred in local currency. Due to fluctuations in foreign exchange rates, we are subject to economic exposure as well as currency translation exposure on the profits of our operations. Exchange rate risk could have a significant impact on our financial condition, results of operations or cash flow.

Changes in interest rates and increased counterparty risk could reduce the value of our investment portfolio and adversely affect our financial condition or results.

In the aftermath of the recent financial crisis, many previously highly rated financial institutions now carry credit ratings that are substantially lower than pre-crisis levels. Consequently, the aggregate level of counterparty risk is higher and the value of investments with those institutions has declined, resulting in substantial trading and investment losses for corporate and other investors. In order to avoid these risks, investors have favored securities issued, guaranteed or supported by the U.S. or international governments, which has resulted in reduced yields on these and other investments considered to be lower risk. Although we generally employ a conservative investment strategy with respect to our cash investments, including those held in a fiduciary capacity, we may incur investment losses as a result of these unusual and unpredictable market developments and we may experience reduced investment earnings if the yields on investments deemed to be low risk remain low or decline further in this time of economic uncertainty.

Our pension obligations may cause MMC's earnings and cash flows to fluctuate.

MMC has significant pension obligations to its current and former employees, totaling approximately $10.0 billion at December 31, 2009. The magnitude of our worldwide pension plans means that our earnings are comparatively sensitive to factors such as equity and bond market returns, the assumed interest rates we use to discount our pension liabilities, rates of inflation and mortality assumptions. Variations in any of these factors could cause significant fluctuation in our earnings from year to year and may result in increased levels of contributions to our pension plans.

We are a holding company and, therefore, may not be able to receive dividends or other distributions in needed amounts from our subsidiaries.

MMC is organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we are dependent upon dividends and other payments from our operating subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. In the event our operating subsidiaries are unable to pay dividends and other payments to MMC, we may not be able to service debt, pay obligations or pay dividends on common stock.

Further, MMC derives a significant portion of its revenue and operating profit from operating subsidiaries located outside the U.S. Since the majority of financing obligations as well as dividends to stockholders are made from the U.S., it is important to be able to access cash generated outside the U.S. Funds from MMC's operating subsidiaries outside of the U.S. are periodically repatriated to the U.S. via shareholder distributions and repayment of intercompany financing. A number of factors may arise that could limit our ability to repatriate funds or make repatriation cost prohibitive, including, but not limited to, foreign exchange rates and tax-related costs.

In the event we are unable to generate cash from our operating subsidiaries for any of the reasons discussed above, our overall liquidity could deteriorate.

International Operations

We are exposed to multiple risks associated with the global nature of our operations.

We do business worldwide. In 2009, 53 percent of MMC's total operating segment revenue was generated from operations outside the United States, and over one-half of our employees are located outside the United States. We expect to expand our non-U.S. operations further.

The geographic breadth of our activities subjects us to significant legal, economic, operational, market, compliance and reputational risks. These include, among others, risks relating to:

- economic and political conditions in foreign countries, including the recent disruption in the global financial markets;
- international hostilities, terrorist activities, natural disasters and infrastructure disruptions;
- local investment or other financial restrictions that foreign governments may impose;
- potential costs and difficulties in complying, or monitoring compliance, with rules relating to trade sanctions administered by the U.S. Office of Foreign Assets Control, the requirements of the U.S. Foreign Corrupt Practices Act, or other U.S. laws and regulations applicable to business operations abroad;
- limitations that foreign governments may impose on the conversion of currency or the payment of dividends or other remittances to us from our non-U.S. subsidiaries;
- withholding or other taxes that foreign governments may impose on the payment of dividends or other remittances to us from our non-U.S. subsidiaries;
- potential transfer pricing-related tax exposures that may result from the allocation of U.S.-based costs that benefit our non-U.S. businesses;
- the length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the increasing number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;
- engaging and relying on third parties to perform services on behalf of MMC;
- potential difficulties in monitoring employees in geographically dispersed locations; and
- potential costs and difficulties in complying with a wide variety of foreign laws and regulations (including tax systems) administered by foreign government agencies, some of which may conflict with U.S. or other sources of law.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, our operational size, the multiple locations from which we operate, and our existing back-up systems would provide us with an important advantage. Nevertheless, we could still experience near-term operational challenges with regard to particular areas of our operations, such as key executive officers or personnel.

Our operations, particularly within our Consulting and Risk Consulting and Technology segments, are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario.

We regularly assess and take steps to improve upon our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Competitive Risks

Each of MMC's businesses operates in a highly competitive environment. If we fail to compete effectively, our business and results of operations will suffer.

As a global professional services firm, MMC experiences acute and continuous competition in each of its operating segments. Our ability to compete successfully depends on a variety of factors, including our geographic reach, the sophistication and quality of our services, and our pricing relative to our competitors. If we are unable to respond successfully to the competition we face, our business and results of operations will suffer.

In our Risk and Insurance Services segment, we compete intensely against two other major global brokerage firms, Aon and Willis, for both client business and employee talent. We also face competition from a wide range of other insurance brokerage firms that operate on a regional, national or local scale. We compete as well with insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or other market intermediaries, and with various other companies that provide risk-related services. The above competition is intensified by an industry trend toward a "syndicated" or "distributed" approach to the purchase of insurance brokerage services, whereby a client engages multiple brokers to service different portions of the client's account.

In our Consulting and Risk Consulting and Technology segments, we compete for business and employee talent with numerous independent consulting firms and organizations affiliated with accounting, information systems, technology and financial services firms around the world. Kroll also competes with law firms and consulting firms for certain of its services.

The loss of key professionals could hurt our ability to retain existing client revenues and generate revenues from new business.

Across all of our businesses, our personnel are crucial to developing and retaining the client relationships on which our revenues depend. It is therefore very important for us to retain significant revenue-producing employees and the key managerial and other professionals who support them. We face numerous challenges in this regard, including:

- the intense competition for talent in all of our businesses;
- the general mobility of professionals in our businesses; and
- the difficulties we may face in offering compensation of a type and amount (including equity-based compensation) sufficient to attract, motivate and retain valuable employees.

Losing employees who manage or support substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete client engagements, which would adversely affect our results of operations. In addition, if any of our key professionals were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services.

Consolidation in the industries that we serve could adversely affect our business.

Particularly in the current economic environment, companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us. Any of these possible results of industry consolidation could adversely affect our business. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the marketplace.

Our businesses face rapid technological changes and our failure to adequately anticipate or respond to these changes could adversely affect our business and results of operations.

To remain competitive in many of our business areas, we must identify the most current technologies and methodologies and integrate them into our service offerings. For example, Guy Carpenter's risk-modeling services are increasingly dependent on implementing advanced software and data-compilation tools; Kroll's e-discovery business depends on advanced search technology and computerized document processing; and Mercer's ability to price its outsourcing services competitively is highly dependent on the efficient and cost effective use of technology. If we do not make the correct technology choices or investments, or if our choices or investments are insufficiently prompt or cost-effective, our business and results of operations could suffer.

Acquisitions and Dispositions

We face risks when we acquire and dispose of businesses.

We have a history of making acquisitions, including a total of 49 acquisitions in the period 2005-2009 for aggregate purchase consideration of $1.0 billion. We have also exited various businesses, including the sale of Putnam Investments Trust ("Putnam") in August 2007, the divestiture of three separate restructuring businesses—one in the U.S. and two in the U.K.—in 2008, the sale of Kroll Government Services in 2009 and the sale of Kroll Laboratory Specialists in the first quarter of 2010. We expect that acquisitions and dispositions will continue to be part of our business strategy. Our success in this regard will depend on our ability to identify appropriate acquisition and disposition candidates and to complete with favorable results the transactions we decide to pursue.

While we intend that our acquisitions will improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Acquisitions involve special risks, including accounting, regulatory, or compliance issues that could arise in connection with, or as a result of, the acquisition of the acquired company; the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses; and acquired businesses may not achieve the levels of revenue, profit or productivity we anticipate or otherwise perform as we expect. In addition, if in the future, the performance of our reporting units or an acquired business varies from our projections or assumptions or estimates about future profitability of our reporting units or an acquired business change, the estimated fair value of our reporting units or an acquired business could change materially and could result in an impairment of goodwill and other acquisition-related intangible assets recorded on our balance sheet. For example, since our acquisition of Kroll in July 2004, MMC has recorded goodwill impairment charges related to the Risk Consulting & Technology segment of $540 million in 2008 and $315 million in 2009. Given the significant size of MMC's goodwill and intangible assets, a write-down of this sort could have a material adverse effect on our results of operations in any given period. As of December 31, 2009, MMC's consolidated balance sheet reflected $7.2 billion of goodwill and intangible assets, representing approximately 47 percent of MMC's total consolidated assets and allocated by reporting segment as follows: Risk and Insurance Services, $4.2 billion; Consulting, $2 billion; and Risk Consulting and Technology, $1.0 billion.

When we dispose of businesses we are subject to the risk, contractually agreed or otherwise, of post-transaction liabilities. For example, as described in Note 16 to our consolidated financial statements included under Part II, Item 8 of this report, we have retained certain contingent litigation liabilities relating to Putnam.

RISKS RELATING TO OUR RISK AND INSURANCE SERVICES SEGMENT

Our Risk and Insurance Services segment, conducted through Marsh and Guy Carpenter, represented 50 percent of MMC's total operating segment revenue in 2009. Our business in this segment is subject to particular risks.

Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity.

Demand for many types of insurance and reinsurance generally rises and falls as economic growth expands or slows. This dynamic affects the level of commissions and fees generated by Marsh and Guy Carpenter. To the extent our clients become adversely affected by declining business conditions, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would inhibit our ability to generate commission revenue; and may decide not to purchase our risk advisory services, which would inhibit our ability to generate fee revenue. Moreover, insolvencies and combinations associated with an economic downturn, especially insolvencies and combinations in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the market place.

Volatility or declines in premiums and other market trends may significantly impede our ability to improve revenues and profitability.

A significant portion of our Risk and Insurance Services revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge our clients for coverage. Our revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to the general phenomenon of pricing cyclicality in the commercial insurance and reinsurance markets.

In addition to movements in premium rates, our ability to generate premium-based commission revenue may be challenged by the growing availability of alternative methods for clients to meet their risk-protection needs. This trend includes a greater willingness on the part of corporations to "self-insure;" the use of so-called "captive" insurers; and the advent of capital markets-based solutions to traditional insurance and reinsurance needs.

RISKS RELATING TO OUR CONSULTING AND RISK CONSULTING AND TECHNOLOGY SEGMENTS

Our Consulting segment, conducted through Mercer and Oliver Wyman Group, represented 44 percent of our total operating segment revenue in 2009. Our Risk Consulting and Technology segment, conducted through Kroll, represented 6 percent of our total operating segment revenue in 2009. Our businesses in these two segments are subject to particular risks.

Demand for our services might decrease for various reasons, including a general economic downturn, a decline in a client's or an industry's financial condition, or changes in government regulation.

Our Consulting and Risk Consulting and Technology segments have historically achieved significant annual revenue growth. Despite this history, however, the recent global economic conditions have resulted in negative impacts on businesses and financial institutions. Many of our clients have been reducing expenses, including amounts spent on consulting services. The evolving needs or financial circumstances of our clients may challenge our ability to increase revenues and profitability and reduce demand for our services. If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected.

In addition, demand for many of Mercer's benefits services is affected by government regulation and tax rules, which drive our clients' needs for benefits-related services. For example, significant changes in government regulations affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare plans, defined contribution plans, or defined benefit plans, may adversely affect the demand for or profitability of Mercer's services.

Our profitability may suffer if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

The profitability of our Consulting and Risk Consulting and Technology businesses depends in part on ensuring that our consultants maintain adequate utilization rates (i.e., the percentage of our consultants' working hours devoted to billable activities). Our utilization rates are affected by a number of factors, including:

- our ability to transition consultants promptly from completed projects to new assignments, and to engage newly hired consultants quickly in revenue-generating activities;
- our ability to continually secure new business engagements, particularly because a portion of our work is project-based rather than recurring in nature;
- our ability to forecast demand for our services and thereby maintain appropriate headcount in each of our geographies and workforces;
- our ability to manage attrition;
- unanticipated changes in the scope of client engagements;
- the potential for conflicts of interest that might require us to decline client engagements that we otherwise would have accepted;
- our need to devote time and resources to sales, training, professional development and other non-billable activities; and
- general economic conditions.

The factors listed above, and therefore also our utilization rates for service personnel, have been adversely affected by recent macroeconomic conditions. If the utilization rate for our consulting professionals continues to decline, our profit margin and profitability would suffer.

In addition, the profitability of our Consulting and Risk Consulting and Technology businesses depends on the prices we are able to charge for our services. Our pricing power is affected by a number of factors, including:

- clients' perception of our ability to add value through our services;
- market demand for the services we provide;
- our ability to develop new services and the introduction of new services by competitors;
- the pricing policies of our competitors;
- changes in the extent to which our clients develop in-house or other capabilities to perform the services that they might otherwise purchase from us; and
- general economic conditions.

Our pricing has also been adversely affected by the recent economic crisis. If we are unable to achieve and maintain adequate billing rates for our services, our margins and profitability could suffer.

Our quarterly revenues and profitability may fluctuate significantly.

Quarterly variations in revenues and operating results at Mercer, Oliver Wyman Group and Kroll may occur due to several factors. These include:

- the significance of client engagements commenced and completed during a quarter;
- the unpredictability of the timing and amount of success fees;

- the possibility that clients may decide to delay or terminate a current or anticipated project as a result of factors unrelated to our work product or progress;
- fluctuations in consultant hiring and utilization rates and clients' ability to terminate engagements without penalty;
- seasonality at Mercer due to the impact of regulatory deadlines and other timing factors to which our clients are subject;
- the success of our strategic acquisitions, alliances or investments;
- macroeconomic factors such as changes in foreign exchange rates, interest rates and global securities markets, particularly in the case of Mercer, where fees in certain business lines are derived from the value of assets under management (or administration) and declines in global securities markets could result in a decline in revenue and profitability of these business lines; and
- general economic conditions, since results of operations in our Consulting and Risk Consulting and Technology businesses are directly affected by the levels of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve.

A significant portion of total operating expenses at Mercer, Oliver Wyman Group and Kroll is relatively fixed. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments can cause significant variations in quarterly operating results for these businesses.

If we are unable to collect our receivables or unbilled services, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our clients, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. The increasing number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject could also adversely affect our ability to collect receivables or unbilled services. Timely collection of client balances depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

Acceleration of the shift by employers from defined benefit plans to defined contribution plans could adversely affect Mercer's operating results.

Mercer currently provides clients with consulting services relating to both defined benefit and defined contribution plans. Defined benefit pension plans generally require more services than defined contribution plans because defined benefit plans typically involve large asset pools, complex calculations to determine employer costs, funding requirements and sophisticated analysis to match liabilities and assets over long periods of time. Recent regulatory initiatives in the United States and certain European countries may result in companies either discontinuing or curtailing defined benefit programs in favor of defined contribution plans. If organizations shift to defined contribution plans more rapidly than we anticipate and we do not successfully adjust our service offerings to take account of that change, Mercer's operating results could be adversely affected.

Item 1B. Unresolved Staff Comments.

There are no unresolved comments to be reported pursuant to Item 1B.

Item 2. Properties.

MMC and its subsidiaries maintain their corporate headquarters in and around New York City. We also maintain other offices around the world, primarily in leased space. In certain circumstances we may have space that we sublet to third parties, depending upon our needs in particular locations.

MMC and certain of its subsidiaries own, directly and indirectly through special-purpose subsidiaries, a 55% condominium interest covering approximately 900,000 square feet in a 44-story building in New York City. This real estate serves as MMC's New York headquarters and is occupied primarily by MMC and its affiliates for general corporate use. The remaining 45% condominium interest in the 1166 Property is owned by an unaffiliated third party. MMC's owned interest is financed by a 30-year loan that is non-recourse to MMC (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. In the event (1) MMC is downgraded below B/B2 (Stable) by any of S&P, Fitch and Moody's or (2) an event of default has occurred and is continuing, MMC would be obligated to pre-fund certain reserve accounts relating to the mortgaged property, including a rent reserve account in an amount equal to three months rent for the entire occupancy of the mortgaged property.

Item 3. Legal Proceedings.

Information regarding legal proceedings is set forth in Note 16 to the consolidated financial statements appearing under Part II, Item 8 ("Financial Statements and Other Supplementary Data") of this report.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for MMC's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

For information regarding dividends paid and the number of holders of MMC's common stock, see the table entitled "Selected Quarterly Financial Data and Supplemental Information (Unaudited)" below on the last page of Part II, Item 8 ("Financial Statements and Other Supplementary Data") of this report.

MMC's common stock is listed on the New York, Chicago and London Stock Exchanges. The following table indicates the high and low prices (NYSE composite quotations) of MMC's common stock during 2009 and 2008 and each quarterly period thereof:

	2009 Stock Price Range		2008 Stock Price Range	
	High	Low	High	Low
First Quarter	$25.13	$17.18	$29.56	$23.79
Second Quarter	$22.81	$18.43	$29.38	$24.60
Third Quarter	$24.92	$18.46	$36.82	$26.08
Fourth Quarter	$25.46	$21.45	$32.35	$20.96
Full Year	$25.46	$17.18	$36.82	$20.96

On February 24, 2010, the closing price of MMC's common stock on the NYSE was $23.08.

MMC did not repurchase any shares of its common stock during the fourth quarter of 2009. Pursuant to an August 2007 authorization by MMC's Board of Directors, MMC remains authorized to repurchase shares of its common stock up to a dollar value of $700 million. There is no time limit on this authorization.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Oct. 1-31, 2009	—	—	—	$700 million
Nov. 1-30, 2009	—	—	—	$700 million
Dec. 1-31, 2009	—	—	—	$700 million
Total 4Q 2009	—	—	—	$700 million

Item 6. Selected Financial Data.

Marsh & McLennan Companies, Inc. and Subsidiaries
FIVE-YEAR STATISTICAL SUMMARY OF OPERATIONS

For the Years Ended December 31, *(In millions, except per share figures)*	**2009**	2008	2007	2006	2005	Compound Growth Rate 2004-2009
Revenue	**$10,493**	$11,518	$11,135	$10,293	$ 9,875	1%
Expenses:						
Compensation and Benefits	**6,484**	7,181	6,937	6,434	6,279	1%
Other Operating Expenses	**3,185**	3,549	3,344	2,919	3,165	2%
Goodwill Impairment Charge	**315**	540	—	—	—	N/A
Regulatory and Other Settlements	**—**	—	—	—	30	N/A
Total Expenses	**9,984**	11,270	10,281	9,353	9,474	1%
Operating Income	**509**(a)	248(a)	854(a)	940(a)	401(a)	9%
Interest Income	**17**	48	95	60	44	N/A
Interest Expense	**(241)**	(220)	(267)	(303)	(332)	2%
Investment Income (Loss)	**(2)**	(12)	173	207	183	N/A
Income Before Income Taxes	**283**	64	855	904	296	N/A
Income Taxes	**41**	133	298	269	93	N/A
Income (Loss) From Continuing Operations	**242**	(69)	557	635	203	6%
Discontinued Operations, Net of Tax	**–**	7	1,932	363	207	N/A
Net Income (Loss)	**242**	(62)	2,489	998	410	6%
Less: Net Income Attributable to Non-Controlling Interests	**15**	11	14	8	6	13%
Net Income (Loss) Attributable to MMC	**$ 227**	$ (73)	$ 2,475	$ 990	$ 404	5%
Basic Income (Loss) Per Share Information:						
Income (Loss) From Continuing Operations	**$ 0.43**	$ (0.14)	$ 0.98	$ 1.12	$ 0.37	5%
Discontinued Operations	**$ —**	$ 0.01	$ 3.51	$ 0.65	$ 0.37	N/A
Net Income (Loss) Attributable to MMC	**$ 0.43**	$ (0.13)	$ 4.49	$ 1.77	$ 0.74	5%
Average Number of Shares Outstanding	**522**	514	539	550	538	
Diluted Income (Loss) Per Share Information:						
Income (Loss) From Continuing Operations	**$ 0.43**	$ (0.15)	$ 0.98	$ 1.11	$ 0.36	5%
Income (Loss) From Discontinued Operations	**$ –**	$ 0.01	$ 3.47	$ 0.62	$ 0.37	N/A
Net Income (Loss) Attributable to MMC	**$ 0.42**(b)	$ (0.14)	$ 4.45	$ 1.73	$ 0.73	5%
Average Number of Shares Outstanding	**524**	514	542	553	541	
Dividends Paid Per Share	**$ 0.80**	$ 0.80	$ 0.76	$ 0.68	$ 0.68	
Return on Average Stockholders' Equity	**4%**	N/A	36%	18%	8%	
Year-end Financial Position:						
Working capital	**$ 1,228**	$ 1,398	$ 1,961	$ 1,058	$ 1,390	
Total assets	**$15,337**	$15,206	$17,359	$18,137	$17,892	
Long-term debt	**$ 3,034**	$ 3,194	$ 3,604	$ 3,860	$ 5,044	
Stockholders' equity	**$ 5,863**	$ 5,760	$ 7,853	$ 5,842	$ 5,402	
Total shares outstanding (net of treasury shares)	**530**	514	520	552	546	
Other Information:						
Number of employees	**52,000**	54,000	55,700	52,300	51,900	
Stock price ranges—						
U.S. exchanges — High	**$ 25.46**	$ 36.82	$ 33.90	$ 32.73	$ 34.25	
— Low	**$ 17.18**	$ 20.96	$ 23.12	$ 24.00	$ 26.67	

(a) Includes net restructuring costs of $251 million, $335 million, $98 million, $87 million and $317 million in 2009, 2008, 2007, 2006 and 2005, respectively.
(b) Amounts do not add due to rounding.

See Management's Discussion and Analysis of Financial Condition and Results of Operations, appearing under Part II, Item 7 of this report, for discussion of significant items affecting our results of operations in 2009, 2008 and 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Marsh & McLennan Companies, Inc. and Subsidiaries ("MMC") is a global professional services firm providing advice and solutions in the areas of risk, strategy, and human capital. MMC's subsidiaries include Marsh, which provides risk and insurance services; Guy Carpenter, which provides reinsurance services; Mercer, which provides human resource and related financial advice and services; Oliver Wyman Group, which provides management consulting and other services and Kroll, which provides risk consulting and technology services. MMC's approximately 52,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries.

MMC's business segments are based on the services provided. Risk and Insurance Services includes risk management and insurance and reinsurance broking and services, provided primarily by Marsh and Guy Carpenter. Consulting, which comprises the activities of Mercer and Oliver Wyman Group, includes human resource consulting and related investment and outsourcing services, and specialized management, economic and brand consulting services. Risk Consulting & Technology, conducted through Kroll, includes risk consulting and related investigative, intelligence, financial, security and technology services. During the second quarter of 2009, Kroll sold Kroll Government Services ("KGS"), which has been classified as a discontinued operation. In 2008, MMC disposed of its U.S. and U.K. restructuring businesses to their respective management teams in separate leveraged buyouts.

We describe the primary sources of revenue and categories of expense for each segment below, in our discussion of segment financial results. A reconciliation of segment operating income to total operating income is included in Note 17 to the consolidated financial statements included in Part II Item 8 in this report. The accounting policies used for each segment are the same as those used for the consolidated financial statements.

This MD&A contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Information Concerning Forward-Looking Statements" at the outset of this report.

Significant Developments in 2009

MMC's historical financial information should be viewed in light of the significant developments discussed below.

- The settlement in the fourth quarter of 2009 of the securities and ERISA class action lawsuits filed in 2004. As a result, MMC recorded a $205 million charge in December 2009, which is tax deductible. Without admitting any liability or wrongdoing, MMC agreed to pay a total of $435 million to settle both lawsuits and received $230 million from its insurance carriers. A group of stockholders, representing approximately 4% of eligible shares, initially indicated their intent to opt out of this settlement, but subsequently agreed to opt in to the settlement for an additional payment of $25 million. This additional settlement cost has been accrued in the consolidated balance sheet at December 31, 2009. All claims related to these lawsuits are now fully resolved.
- Goodwill impairment charges of $315 million and $540 million in 2009 and 2008, respectively, related to MMC's Risk Consulting & Technology segment.
- The impact of several acquisitions in the Risk and Insurance Services segment. In September 2009, Marsh acquired International Advisory Services, Ltd., the largest independent manager of captives and third-party insurance companies in Bermuda. In December 2009, Marsh acquired the NIA Group, LLC, one of the largest independent insurance agencies in the Northeast and the 34th largest agency in the U.S. In April 2009, Guy Carpenter completed the acquisition of John B. Collins Associates, Inc., previously the fifth-largest reinsurance intermediary in the U.S. and seventh-largest in the world. In October 2009, Guy Carpenter completed the acquisition of London-based specialty reinsurance broker Rattner Mackenzie Limited from HCC Insurance Holdings, Inc.

- The sale of Kroll Government Services ("KGS") in the second quarter of 2009. The loss on the disposal and the results of its operations are included in discontinued operations.

In January 2005, MMC and its subsidiary Marsh Inc. entered into a settlement agreement with the New York State Attorney General ("NYAG") and the New York State Insurance Department to settle a civil complaint relating to Marsh's use of market service agreements with various insurance companies. Effective February 11, 2010, MMC, Marsh and their subsidiaries and affiliates entered into an Amended and Restated Agreement with the NYAG and the Superintendent of Insurance of the State of New York, which replaces the January 2005 Settlement Agreement. MMC, Marsh and their subsidiaries and affiliates are evaluating the potential impact of the changes contained in the Amended and Restated Agreement on their businesses.

Consolidated Results of Operations

For the Years Ended December 31, *(In millions, except per share figures)*	**2009**	2008	2007
Revenue	**$10,493**	$11,518	$11,135
Expense			
Compensation and benefits	**6,484**	7,181	6,937
Other operating expenses	**3,185**	3,549	3,344
Goodwill impairment charges	**315**	540	–
Operating expenses	**9,984**	11,270	10,281
Operating Income	**$ 509**	$ 248	$ 854
Income (Loss) from Continuing Operations	**$ 242**	$ (69)	$ 557
Discontinued Operations, net of tax	**—**	7	1,932
Net Income (Loss)	**$ 242**	$ (62)	$ 2,489
Net Income (Loss) Attributable to MMC	**$ 227**	$ (73)	$ 2,475
Income (Loss) from Continuing Operations Per Share:			
Basic	**$ 0.43**	$ (0.14)	$ 0.98
Diluted	**$ 0.43**	$ (0.15)	$ 0.98
Net Income (Loss) Per Share Attributable to MMC:			
Basic	**$ 0.43**	$ (0.13)	$ 4.49
Diluted	**$ 0.42**	$ (0.14)	$ 4.45
Average number of shares outstanding:			
Basic	**522**	514	539
Diluted	**524**	514	542
Shares outstanding at December 31,	**530**	514	520

Consolidated operating income was $509 million in 2009 compared with $248 million in the prior year. The 2009 results include a $315 million goodwill impairment charge related to the Risk Consulting & Technology segment, a $230 million charge, net of insurance recoveries, for the settlement of the securities and ERISA class action lawsuits filed in 2004 and restructuring and other noteworthy items of $271 million. The 2008 operating results include a $540 million goodwill impairment charge and restructuring and noteworthy items of $439 million. Excluding these charges, consolidated operating income was $1.3 billion in 2009 compared with $1.2 billion in 2008.

Risk and Insurance Services operating income increased $336 million to $796 million in 2009 compared with 2008, or 73%, resulting from improved results at both Marsh and Guy Carpenter, as well as a decrease of $80 million in restructuring and related charges.

Consulting operating income decreased $150 million to $405 million in 2009 primarily due to reduced profitability in the first and second quarters of the year, as both Mercer and Oliver Wyman Group saw revenue declines as a result of the difficult economic environment. The consulting segment was also impacted by currency exchange rate movements, particularly Sterling and the Euro, which reduced the translated amount of 2009 net operating income by approximately $60 million compared with 2008.

Risk Consulting & Technology incurred an operating loss of $272 million in 2009 compared with a $512 million operating loss in 2008. Operating results include goodwill impairment charges of $315 million and $540 million in 2009 and 2008, respectively. Results in 2008 also included a loss of $28 million on the disposal of the U.K. corporate restructuring businesses.

Corporate expenses were $420 million in 2009 compared to $255 million in 2008. In 2009, corporate expenses include a net charge of $230 million related to settlements of the class action lawsuits described above and $31 million of restructuring charges, compared with $85 million of restructuring charges recorded in 2008.

Consolidated net income attributable to MMC was $227 million in 2009, compared with a net loss of $73 million in the prior year.

Consolidated Revenues and Expenses

MMC conducts business in many countries, as a result of which the impact of foreign exchange rate movements may impact period-to-period comparisons of revenue. Similarly, the revenue impact of acquisitions and dispositions may impact period-to-period comparisons of revenue. Underlying revenue measures the change in revenue from one period to another by isolating these impacts. The impact of foreign currency exchange fluctuations, acquisitions and dispositions on MMC's operating revenues by segment is as follows:

	Year Ended December 31,		% Change Revenue	Components of Revenue Change*		
(In millions, except percentage figures)	2009	2008		Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Risk and Insurance Services						
Marsh	**$ 4,319**	$ 4,524	(5)%	(4)%	—	(1)%
Guy Carpenter	**911**	803	13%	(4)%	9%	8%
Subtotal	**5,230**	5,327	(2)%	(4)%	2%	0%
Fiduciary Interest Income	**54**	139	(61)%	(2)%	1%	(60)%
Total Risk and Insurance Services	**5,284**	5,466	(3)%	(4)%	2%	(1)%
Consulting						
Mercer	**3,327**	3,642	(9)%	(5)%	—	(4)%
Oliver Wyman Group	**1,282**	1,554	(17)%	(4)%	1%	(15)%
Total Consulting	**4,609**	5,196	(11)%	(5)%	—	(7)%
Risk Consulting & Technology						
Kroll	**667**	797	(16)%	(2)%	(2)%	(12)%
Corporate Advisory and Restructuring	**1**	127	(99)%	—	(99)%	0%
Total Risk Consulting & Technology	**668**	924	(28)%	(2)%	(16)%	(10)%
Corporate Eliminations	**(68)**	(68)				
Total Revenue	**$10,493**	$11,518	(9)%	(4)%	—	(5)%

* Components of revenue change may not add due to rounding.

	Year Ended December 31,		% Change Revenue	Components of Revenue Change*		
(In millions, except percentage figures)	2009	2008		Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Marsh:						
EMEA	**$1,555**	$1,706	(9)%	(8)%	(1)%	0%
Asia Pacific	**419**	412	2%	(3)%	—	5%
Latin America	**267**	252	6%	(5)%	2%	9%
Total International	**2,241**	2,370	(5)%	(6)%	(1)%	2%
U.S. / Canada	**2,078**	2,154	(4)%	(1)%	1%	(4)%
Total Marsh	**$4,319**	$4,524	(5)%	(4)%	—	(1)%
Mercer:						
Retirement	**$1,091**	$1,178	(7)%	(6)%	—	(1)%
Health and Benefits	**857**	898	(5)%	(3)%	(1)%	(1)%
Rewards, Talent & Communications	**456**	555	(18)%	(2)%	1%	(17)%
Total Mercer Consulting	**2,404**	2,631	(9)%	(4)%	—	(4)%
Outsourcing	**620**	702	(12)%	(6)%	—	(6)%
Investment Consulting & Management	**303**	309	(2)%	(8)%	—	6%
Total Mercer	**$3,327**	$3,642	(9)%	(5)%	—	(4)%
Kroll:						
Litigation Support and Data Recovery	**$ 302**	$ 326	(7)%	(2)%	—	(5)%
Background Screening	**235**	263	(11)%	(1)%	(1)%	(9)%
Risk Mitigation and Response	**130**	208	(37)%	(4)%	(7)%	(26)%
Total Kroll	**$ 667**	$ 797	(16)%	(2)%	(2)%	(12)%

* Components of revenue change may not add due to rounding.

(In millions, except percentage figures)	Year Ended December 31, 2008	2007	% Change Revenue	Components of Revenue Change* Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Risk and Insurance Services						
Marsh	$ 4,524	$ 4,369	4%	1%	—	2%
Guy Carpenter	803	854	(6)%	1%	—	(7)%
Subtotal	5,327	5,223	2%	1%	—	1%
Fiduciary Interest Income	139	177	(22)%	1%	—	(23)%
Total Risk and Insurance Services	5,466	5,400	1%	1%	—	0%
Consulting						
Mercer	3,642	3,368	8%	—	1%	7%
Oliver Wyman Group	1,554	1,516	2%	1%	3%	(2)%
Total Consulting	5,196	4,884	6%	—	2%	4%
Risk Consulting & Technology						
Kroll	797	773	3%	—	5%	(2)%
Corporate Advisory and Restructuring	127	172	(26)%	(1)%	—	(25)%
Total Risk Consulting & Technology	924	945	(2)%	—	4%	(6)%
Corporate/Eliminations	(68)	(94)				
Total Revenue	$11,518	$11,135	3%	1%	1%	1%

* Components of revenue change may not add due to rounding.

(In millions, except percentage figures)	Year Ended December 31, 2008	2007	% Change Revenue	Components of Revenue Change* Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Marsh:						
EMEA	$1,706	$1,618	5%	2%	—	3%
Asia Pacific	412	374	10%	2%	—	8%
Latin America	252	239	6%	5%	(5)%	6%
Total International	2,370	2,231	6%	2%	—	4%
U.S. / Canada	2,154	2,138	1%	—	—	1%
Total Marsh	$4,524	$4,369	4%	1%	—	2%
Mercer:						
Retirement	$1,178	$1,079	9%	—	4%	5%
Health and Benefits	898	827	9%	1%	—	8%
Rewards, Talent & Communications	555	509	9%	2%	(1)%	8%
Total Mercer Consulting	2,631	2,415	9%	1%	1%	7%
Outsourcing	702	682	3%	(1)%	—	4%
Investment Consulting & Management	309	271	14%	(2)	—	16%
Total Mercer	$3,642	$3,368	8%	—	1%	7%
Kroll:						
Litigation Support and Data Recovery	$ 326	$ 272	20%	—	14%	6%
Background Screening	263	297	(11)%	—	—	(11)%
Risk Mitigation and Response	208	204	2%	—	—	2%
Total Kroll	$ 797	$ 773	3%	—	5%	(2)%

* Components of revenue change may not add due to rounding.

Revenue

Consolidated revenue for 2009 decreased 9% to $10.5 billion compared with $11.5 billion in 2008, reflecting a 5% decrease in underlying revenue and a 4% negative impact of foreign currency translation.

Revenue in the Risk and Insurance Services segment decreased 3% compared with 2008. Underlying revenue decreased 1% for the total Risk and Insurance Services segment, reflecting an 8% increase in Guy Carpenter, that was more than offset by a 1% decrease in Marsh and a 60% decrease in fiduciary interest income. Consulting revenue decreased 11%, resulting from a 9% decrease at Mercer and 17% decline at the Oliver Wyman Group. On an underlying basis, revenue decreased 7% reflecting a 4% decrease in Mercer, and a 15% decrease in the Oliver Wyman Group. Revenue decreased 28% in Risk Consulting & Technology, or 10% on an underlying basis.

In 2008, Risk and Insurance Services revenue increased 1% compared with 2007. Underlying revenue growth was flat for the total Risk and Insurance Services segment, reflecting a 2% increase in Marsh, offset by a 7% decrease in Guy Carpenter, and a 23% decrease in fiduciary interest income. Consulting revenue increased 6%, resulting from an 8% increase in Mercer's businesses and 2% growth in the Oliver Wyman Group. On an underlying basis, revenue increased 4% reflecting a 7% increase in Mercer, and a decrease of 2% in the Oliver Wyman Group. Revenue decreased 2% in Risk Consulting & Technology, or 6% on an underlying basis. During the fourth quarter of 2008, MMC disposed of its U.S. and U.K. restructuring businesses, which are included in the Risk Consulting & Technology segment.

Expenses

Consolidated operating expenses decreased 11% in 2009 compared with the same period in 2008. MMC recorded goodwill impairment charges of $315 million and $540 million in 2009 and 2008, respectively. In 2009, MMC recorded a $230 million charge, net of insurance recoveries, for the settlement of the securities and ERISA class action lawsuits filed in 2004. Restructuring and other noteworthy charges in 2009 of $271 million decreased $168 million from charges of $439 million in 2008. Excluding these charges, expenses were $9.2 billion in 2009 compared with $10.3 billion in 2008, or a decrease of 11%. The decrease reflects a 4% decline due to the impact of foreign currency exchange, a 1% decline due to the impact of dispositions and a 6% decline in underlying expenses. The decrease in underlying expenses is due to generally lower expenses, primarily in base salary, employee benefits, travel and entertainment, outside services, facilities, equipment and recoverable expenses from clients. This reflects the Company's continued effort to monitor and control expenses.

Consolidated operating expenses in 2008 increased 10%, which included the $540 million goodwill impairment charge recorded in 2008 and a $283 million increase from restructuring and noteworthy charges in 2008 as compared with 2007. Excluding these two items, expenses increased 2% in 2008 compared with 2007 and were essentially flat on an underlying basis.

Restructuring

Actions Initiated in 2009

In 2009, MMC implemented restructuring actions which resulted in costs totaling $237 million, primarily related to severance and benefits and costs for future rent and other real estate costs. These costs were incurred as follows: Risk and Insurance Services—$171 million, Consulting—$45 million, Risk Consulting & Technology—$8 million and Corporate—$13 million. These activities resulted in the elimination of approximately 1,500 positions at Marsh, 100 positions at Guy Carpenter, 600 positions at Mercer, 200 positions at Kroll and 40 positions at Corporate. The annualized cost savings from these actions are expected to be approximately $200 million.

Actions Initiated Prior to 2009

Prior to 2009, MMC implemented several restructuring and cost-savings initiatives related to firm-wide infrastructure, organization structure and operating company business processes. During 2009, MMC incurred restructuring costs of $14 million in connection with actions initiated in prior years, primarily due to adjustments to the estimated future rent and real estate costs related to previously vacated space in MMC's New York headquarters building.

Putnam Transaction

On August 3, 2007, Great-West Lifeco Inc. completed its purchase of Putnam Investments Trust for $3.9 billion in cash. The gain on disposal and Putnam's results of operations through the date of sale are included in discontinued operations in the accompanying consolidated statements of income. As described in Note 5 to the consolidated financial statements, MMC provided certain indemnities related to the transaction, and also has established liabilities for uncertain tax positions. As these issues are resolved, or as facts and circumstances related to these issues change in the future, the related liabilities will be adjusted and recorded in discontinued operations.

Other Businesses Exited

During the second quarter of 2009, Kroll sold Kroll Government Services ("KGS"). The financial results of KGS are included in discontinued operations.

During the fourth quarter of 2008, MMC sold its U.S. and U.K. restructuring businesses to their respective management teams in separate leveraged buyouts. Based on the terms and conditions of the disposals, MMC determined it has "continuing involvement" in these businesses, as that term is used in SEC Staff Accounting Bulletin Topic 5e. Therefore, the results of these businesses, including the loss on disposal, are included in continuing operations. MMC recorded a loss of $28 million on the disposition of the U.K. Corporate Advisory and Restructuring businesses. The net assets of these U.K. businesses were written-off upon transfer to the new owners. MMC will receive royalties on future revenue of these businesses over the next three years. The royalties will be recognized when earned under the terms of the contract and when collectibility is reasonably assured. The transfer of the U.S. restructuring business was financed with a seller note. If MMC receives interest and principal payments as scheduled for the U.S. business, it will recover the value of the net assets transferred to the new owners and recognize a gain on the disposal of $18 million. Through December 31, 2009, MMC recognized $1 million of royalty payments related to the U.K. businesses and $1 million of the deferred gain related to the U.S. business.

In February 2010, Kroll sold Kroll Laboratory Specialists, its substance abuse testing business for $110 million. The disposal transaction will be recorded in MMC's consolidated financial statements during the first quarter of 2010.

Risk and Insurance Services

In the Risk and Insurance Services segment, MMC's subsidiaries and other affiliated entities act as brokers, agents or consultants for insureds, insurance underwriters and other brokers in the areas of risk management, insurance broking and insurance program management services, primarily under the name of Marsh; and engage in reinsurance broking, catastrophe and financial modeling services and related advisory functions, primarily under the name of Guy Carpenter.

Marsh and Guy Carpenter are compensated for brokerage and consulting services primarily through fees paid by clients and/or commissions paid out of premiums charged by insurance and reinsurance companies. Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer, the capacity in which the broker acts and negotiations with clients. Revenues are affected by premium rate levels in the insurance/reinsurance markets, the amount of risk retained by insurance and reinsurance clients themselves and by the value of the risks that have been insured since commission based compensation is frequently related to the premiums paid by insureds/reinsureds. In many cases, compensation may be negotiated in advance, based on the types and amounts of risks to be analyzed by MMC and ultimately placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next will therefore be affected by changes in premium rate levels, fluctuations in client risk retention, and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients.

Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. The investment of fiduciary funds is regulated by state and other insurance authorities. These regulations typically provide for segregation of fiduciary funds and limit the types of investments that may be made with them. Interest income from these investments varies depending on the amount of funds invested and applicable interest rates, both of which vary from time to time. For presentation purposes, fiduciary interest is segregated from the other revenues of Marsh and Guy Carpenter and separately presented within the segment, as shown in the revenue by segments charts earlier in this MD&A.

The results of operations for the Risk and Insurance Services segment are presented below:

(In millions of dollars)	**2009**	2008	2007
Revenue	**$5,284**	$5,466	$5,400
Compensation and Benefits	**3,023**	3,299	3,318
Other Operating Expenses	**1,465**	1,707	1,740
Expense	**4,488**	5,006	5,058
Operating Income	**$ 796**	$ 460	$ 342
Operating Income Margin	**15.1%**	8.4%	6.3%

Revenue

Revenue in Risk and Insurance Services decreased 3% in 2009 compared with 2008, reflecting a 4% negative impact of foreign currency exchange fluctuations, a 1% decrease on an underlying basis partly offset by a 2% increase from acquisitions.

In Marsh, revenue decreased 5% from 2008, reflecting a 4% negative impact of currency translation and a 1% decrease in underlying revenue. These results reflect the continued difficult economic environment, in addition to the pressure on insurance premium levels, commissions and fees. Despite these difficult conditions, on a geographic basis, Marsh's International revenue increased 2% on an underlying basis reflecting a 9% increase in Latin America and a 5% increase in Asia Pacific, reflecting strong new business production on a global basis, offset by a decrease of 4% in the U.S. / Canada region.

Guy Carpenter's revenue of $911 million in 2009 increased 13% compared with the prior year, or 8% on an underlying basis. The increase in underlying revenue was primarily due to higher client revenue retention and an increase in new business. In April 2009, Guy Carpenter completed the acquisition of John B. Collins Associates, Inc., previously the fifth-largest reinsurance intermediary in the U.S. and seventh-largest in the world. In October 2009, Guy Carpenter completed the acquisition of London-based specialty reinsurance broker Rattner Mackenzie Limited from HCC Insurance Holdings, Inc. These acquisitions contributed 7% to the year-over-year revenue growth.

Fiduciary interest income for the Risk and Insurance Services segment was $54 million in 2009, a decrease of 61% compared with the same period of 2008, driven by lower interest rates.

Revenue in Risk and Insurance Services increased 1% in 2008 compared with 2007, reflecting the positive impact of foreign currency exchange fluctuations, and was flat on an underlying basis.

Marsh's revenue increased 4% in 2008 compared with 2007, reflecting a 1% positive impact of currency translation and a 2% increase in underlying revenue. Client revenue retention increased by 3 percentage points over 2007. New business production was also strong. On a geographic basis, Marsh's international revenue increased 6% while the U.S. / Canada region increased 1% compared with 2007.

Guy Carpenter revenue decreased 6% in 2008 compared with 2007, or 7% on an underlying basis. Reinsurance premium rates declined during the year across most coverages.

Fiduciary interest income for the segment decreased 22% in 2008 compared with 2007, or 23% on an underlying basis, primarily due to lower interest rates, and to a lesser extent, lower average invested funds.

Expense

Expenses in the Risk and Insurance Services segment decreased 10% in 2009, compared with the prior year. Underlying expenses decreased 8% with the remaining reduction due to the impact of foreign currency exchange of 4% partly offset by an increase of 1% due to the impact of acquisitions. The decline in underlying expenses reflects lower compensation and benefit costs and a decrease in other operating cost categories, as the Company continues its efforts to monitor and control expenses. Despite increased variable compensation, total compensation and benefits expense decreased reflecting lower total base compensation due to the reductions in the number of employees as a result of restructuring activities. The decrease in other expenses includes a reduction in professional liability costs reflecting the impact of a $33 million charge recorded in the third quarter of 2008 and a reduction of $39 million in net settlement, legal and regulatory costs (reduced by insurance recoveries in 2009). The expense decrease also reflects lower restructuring and related costs in 2009 as compared with 2008.

In 2008, expenses in the Risk and Insurance Services segment decreased 1% compared with the prior year, reflecting a 2% decrease in underlying expenses, partly offset by a 1% increase related to the impact of foreign exchange. The reduction in compensation and benefits expense in 2008 compared with 2007 reflects a reduction in headcount during the year and a decline in benefits expenses partly offset by increased incentive compensation costs and higher severance costs at both Marsh and Guy Carpenter. The decrease in other expenses reflects the continued focus on expense control and primarily relates to reductions in travel, entertainment, meetings, marketing and advertising. These decreases were partly offset by higher restructuring and related costs in 2008 compared with 2007, and a $33 million charge in the third quarter of 2008 related to a professional liability claim.

Consulting

MMC conducts business in its Consulting segment through two main business groups. Mercer provides consulting expertise, advice, services and solutions in the areas of retirement, health & benefits, rewards, talent & communications, outsourcing, and investment consulting & management. Oliver Wyman Group provides specialized management and economic and brand consulting services.

The major component of revenue in the Consulting segment business is fees paid by clients for advice and services. Mercer, principally through its health & benefits line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily life, health and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's outsourcing businesses consists principally of fees based on assets under management or administration.

Revenue in the Consulting segment is affected by, among other things, global economic conditions, including changes in clients' particular industries and markets. Revenue is also subject to competition due to the introduction of new products and services, broad trends in employee demographics, including levels of employment, the effect of government policies and regulations, and fluctuations in interest and foreign exchange rates. Revenues from the provision of investment management services and retirement trust and administrative services are significantly affected by securities market performance.

The results of operations for the Consulting segment are presented below:

(In millions of dollars)	**2009**	2008	2007
Revenue	**$4,609**	$5,196	$4,884
Compensation and Benefits	**2,917**	3,204	2,953
Other Operating Expenses	**1,287**	1,437	1,325
Expense	**4,204**	4,641	4,278
Operating Income	**$ 405**	$ 555	$ 606
Operating Income Margin	**8.8%**	10.7%	12.4%

Revenue

Consulting revenue in 2009 decreased 11% compared with the same period in 2008, or 7% on an underlying basis. Due to the difficult economic conditions, both Mercer and Oliver Wyman experienced decreased demand for consulting services in 2009. Mercer's revenue decreased 9%, or 4% on an underlying basis, reflecting decreases in underlying revenue in consulting and outsourcing of 4% and 6%, respectively, partly offset by an increase in investment consulting and management of 6%. Within Mercer's consulting lines, underlying revenue in retirement decreased 1% versus prior year, health and benefits decreased 1% and rewards, talent & communications decreased 17%. Oliver Wyman's revenue decreased 17%, or 15% on an underlying basis, compared with the prior year.

Consulting revenue in 2008 increased 6% compared with 2007 comprising 8% growth at Mercer and 2% growth at the Oliver Wyman Group. Revenue for the segment increased 4% on an underlying basis. Within Mercer, the revenue increase of 8% reflects growth in retirement of 9%, health and benefits of 9%, other consulting lines of 9%, outsourcing of 3% and investment consulting & management of 14%. Mercer's revenue grew 7% on an underlying basis. Revenue for the Oliver Wyman Group grew 2%, but decreased 2% on an underlying basis, compared with the same period in 2007.

Expense

Consulting expenses decreased 9% in 2009 compared with the same period in 2008, reflecting a 4% decrease from the impact of foreign exchange rates and a 6% decrease on an underlying basis. The decline in underlying expenses reflects a decrease in base salaries and employee benefits due to decreased staff levels along with cost reductions in all discretionary expense categories and lower recoverable expenses from clients. These decreases were partly offset by an increase in professional liability costs of approximately $30 million, primarily reflecting a legal settlement at Mercer, and higher severance costs at Oliver Wyman due to capacity reductions.

Consulting expenses increased 8% in 2008 compared with 2007, or 6% on an underlying basis. Compensation and benefit costs increased due to a higher volume of activity at Mercer, largely in the first three quarters of the year. As part of its ongoing effort to realize operational efficiencies, Mercer reduced its headcount in the fourth quarter of 2008, resulting in a $40 million restructuring charge. The increase in other operating expenses reflects a $70 million increase resulting from expenses that are reimbursable by clients.

Risk Consulting & Technology

MMC's Risk Consulting & Technology segment which comprises the activity of Kroll and Corporate Advisory and Restructuring, includes risk consulting, and related investigative, intelligence, financial, security and technology services.

In May 2009, Kroll sold KGS, its government services business. The results of KGS's operations have been reclassified into discontinued operations for all periods presented in the accompanying income statements.

As previously discussed, during the fourth quarter of 2008, MMC disposed of its U.S. and U.K. restructuring businesses to their respective management teams in separate leveraged buyouts. Based on the terms and conditions of the disposals, MMC determined it has "continuing involvement" in these businesses, as that term is used in SEC Staff Accounting Bulletin Topic 5e. Therefore, the results of these businesses, including the loss on disposal, are included in continuing operations.

Kroll receives compensation primarily in the form of fees paid by clients. These fees are typically earned on an hourly, project, fixed fee or per-unit basis. Kroll's revenue is subject to changes in international economic and regulatory conditions, including the levels of mortgage applications and new employment. Kroll is also subject to normal competitive forces such as pricing pressures, demand for professional staff and new product development on the part of competitors, particularly in technology services.

The results of operations for the Risk Consulting & Technology segment are presented below:

(In millions of dollars)	**2009**	2008	2007
Revenue	**$ 668**	$ 924	$ 945
Compensation and Benefits	**303**	447	446
Other Operating Expenses	**322**	449	393
Goodwill Impairment Charge	**315**	540	—
Expense	**940**	1,436	839
Operating (Loss) Income	**$(272)**	$ (512)	$ 106
Operating Income Margin	**N/A**	N/A	11.2%

Revenue

Risk Consulting & Technology revenues in 2009 decreased 28% compared with 2008 primarily reflecting the divestiture of Corporate Advisory and Restructuring, as well as a decrease in underlying revenue at Kroll. Kroll's revenue was $667 million, a decrease of 16% from the previous year, or 12% on an underlying basis. The underlying revenue decrease was driven by declines in background screening of 9%, risk mitigation and response of 26%, and in litigation support and data recovery of 5%. In May 2009, Kroll sold its government services business, which has been reclassified into discontinued operations for all periods presented.

Risk Consulting & Technology revenues in 2008 decreased 2% compared with 2007, or 6% on an underlying basis. Revenue in Kroll's litigation support and data recovery and risk mitigation and response businesses increased 6% and 2%, respectively, on an underlying basis compared with 2007. Revenues in Kroll's background screening business decreased 11% due to declines in both employment and mortgage related background screening. Corporate Advisory and Restructuring revenue was $127 million in 2008, compared with $172 million in 2007. Due to the disposal of the U.S. and U.K. restructuring businesses, results in 2009 and in the future will only include revenue earned by MMC under the royalty arrangements discussed above.

Expense

Risk Consulting & Technology expenses decreased 35% in 2009 compared with 2008 reflecting the impact of goodwill impairment charges of $315 million and $540 million recorded in 2009 and 2008, respectively, and a decrease in restructuring and related charges of $36 million. Excluding these charges, Risk Consulting & Technology expenses for 2009 decreased 28% compared to prior year. On an underlying basis, expenses decreased 18% as compared to prior year. The decrease in expenses reflects lower salaries due to decreased headcount, a lower level of recoverable expenses from Kroll clients and a favorable impact on the year-over-year expense comparison due to the $28 million loss on the disposal of the U.K. corporate and advisory businesses recorded in 2008.

Risk Consulting & Technology expenses in 2008 increased 71% compared with 2007. Expenses in 2008 included the $540 million goodwill impairment charge, restructuring charges of $17 million and the $28 million loss on the disposal of the U.K. corporate and advisory businesses. Excluding these items, Risk Consulting & Technology expenses for 2008 increased 1% compared with 2007 but decreased 2% on an underlying basis.

Corporate Expenses

Corporate expenses in 2009 were $420 million compared to $255 million in 2008. Expenses in 2009 include a $230 million charge related to the settlement of the securities and ERISA class action lawsuits described above. Restructuring and related charges in 2009 were $31 million compared with $85 million in 2008. Excluding these charges, expenses would have decreased 6%. This decrease is due to lower consulting and legal fees in 2009 compared to 2008.

Corporate expenses were $255 million in 2008, compared to $200 million in 2007. In 2008, expenses include $85 million of restructuring and related charges comprising a $62 million charge related to estimated future rent and other real estate costs to exit five floors in MMC's New York headquarters building and previously vacated space in the U.K. and other locations. In 2007, restructuring and related items were $28 million. Expenses in 2008 include a $10 million credit for a payment from U.S. Investigative Services, Inc. ("USIS") in connection with the hiring of MMC's former CEO, partly offset by costs related to the departure of several senior executives.

Discontinued Operations

In the second quarter of 2009, Kroll completed the sale of KGS. The loss on the disposal of KGS and its financial results for 2007 through 2009 are included in discontinued operations. Discontinued operations in 2009 also includes the accretion of interest as well as changes in estimates related to an indemnity for uncertain tax positions provided as part of the Putnam transaction.

Results of discontinued operations in 2008 include the effects of four discontinued operations – Putnam, Mediservice, Kroll Government Services and Kroll Crucible – which are discussed in more detail below.

With regard to Putnam, discontinued operations in 2008 includes (1) the impact of immaterial corrections and other adjustments to the fourth quarter of 2007 tax provision related to the transaction, (2) adjustments to the tax provision to reflect differences between tax returns filed in 2008 and the initial estimated provisions, and (3) interest on liabilities for certain tax-related indemnities provided as part of the transaction. In the first quarter of 2008, Marsh completed the sale of Mediservice, a claims administration operation in Brazil. The gain on this disposal, net of tax, is included in discontinued operations in 2008. In the third quarter of 2008, Kroll completed the sale of Kroll Crucible ("Crucible"), a division of its government services operation. The loss on this disposal, net of tax, is included in discontinued operations in 2008.

In 2007, discontinued operations include the gain on the sale of Putnam, Putnam's operating income through August 2, 2007 and the operating results for KGS.

Summarized Statements of Income data for discontinued operations are as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Revenue	**$32**	$69	$ 840
Income before provision for income tax	**$11**	$15	$ 152
Provision for income tax	**4**	4	68
Income from discontinued operations, net of tax	**7**	11	84
Gain on disposal of discontinued operations	**8**	29	2,965
Provision for income tax	**15**	33	1,117
(Loss) Gain on disposal of discontinued operations, net of tax	**(7)**	(4)	1,848
Discontinued operations, net of tax	**$—**	$ 7	$1,932

Corporate Items

Interest

Interest income earned on corporate funds amounted to $17 million in 2009, compared with $48 million in 2008. The decrease in interest income is due to lower average interest rates in 2009 compared with the prior year. Interest expense of $241 million in 2009 increased $21 million from the prior year. This increase is primarily due to the pre-funding in the first quarter of the $400 million of senior notes that matured in June 2009, the higher interest rate on the new bonds compared with those that matured, as well as higher interest expense associated with acquisition related liabilities. MMC used the proceeds of the newly issued senior notes to fund the maturity of $400 million of senior notes in June 2009.

Corporate interest income decreased from $95 million in 2007 to $48 million in 2008. The decrease primarily reflects the combined effect of lower average interest rates and a lower level of invested balances in 2008 compared with the prior year. The invested balances in the second half of 2007 were higher primarily due to proceeds received from the Putnam transaction, which were subsequently used to repurchase MMC shares, pay down debt and pay taxes on the gain on the disposal. Interest expense of $220 million in 2008 decreased from $267 million in 2007. The decrease in interest expense is due to a decrease in the average level of debt outstanding compared to the prior year.

Investment Income (Loss)

In 2009, investment losses were $2 million compared with a $12 million loss in the prior year. The decrease reflects lower mark-to-market declines on Risk Capital Holdings' private equity investments recorded in 2009 compared to 2008 and realized gains relating to the sale of equity securities recorded in 2009. The gains of $173 million recorded in 2007 primarily related to mark-to-market gains on private equity fund investments and gains from the sale of investments.

Income Taxes

MMC's consolidated effective tax rate in 2009 was 14.5%. The tax rate reflects reductions relating to a decrease in the liability for unrecognized tax benefits and foreign operations taxed at rates lower than the U.S. statutory tax rate, partially offset by the effect of a nondeductible $315 million non-cash goodwill impairment charge. The decrease in the liability for unrecognized tax benefits resulted from expiring statutes of limitations, audit settlements and changes in estimates.

MMC's consolidated effective tax rate in 2008 was 207.8%. Tax expense exceeded income before taxes and minority interest primarily as a result of a nondeductible goodwill impairment charge of $540 million, partially offset by foreign operations taxed at rates lower than the U.S. statutory rate. Because the impairment charge was not deductible for tax purposes, it reduced pre-tax income without a corresponding decrease in tax. In addition, significantly lower pre-tax income caused the tax components to disproportionately affect the tax rate, magnifying the effect of foreign operations, state taxes, and other permanent differences.

The 2007 consolidated effective tax rate of 34.9% primarily reflects the unfavorable impact of international tax law changes in 2007.

The lower tax rate generally attributed to MMC's foreign operations reflects income taxed at rates lower than the 35% U.S. federal tax rate, net of the U.S. tax impact of repatriation of foreign earnings. The reduced effective tax rate primarily reflects lower corporate tax rates that prevail outside of the U.S., enhanced by planning that further reduces the impact of taxes worldwide. Under current U.S. tax law, the Company anticipates its non-U.S. operations will continue to incur taxes at rates under 35%, although the percentage impact on the tax rate is expected to moderate as increases in U.S. pretax income change the geographic mix of income.

Nevertheless, the effective tax rate is expected to remain significantly variable for the foreseeable future. The rate is sensitive to the geographic mix and repatriation of MMC's earnings, which may have a favorable or unfavorable impact on the rate. This also could result in foreign tax credit carryforwards arising in future periods for which a valuation allowance may be required. Losses in certain jurisdictions cannot be offset by earnings from other operations, and may require valuation allowances affecting the rate, depending on estimates of the realizability of associated deferred tax assets. The tax rate is also sensitive to changes in unrecognized tax benefits, including the impact of settled tax audits and expired statutes of limitation.

The realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which the tax benefits are deductible or creditable. MMC and Marsh have been profitable globally. However, tax liabilities are determined and assessed on a legal entity and jurisdictional basis. Certain taxing jurisdictions allow or require combined or consolidated tax filings. In the United States, certain groups within MMC, which file on a combined basis, and certain entities within Marsh's operations, which file on a separate entity basis, incurred losses for the last two years as well as the current year. MMC assessed the realizability of its domestic deferred tax assets, particularly state deferred tax assets of Marsh relating to jurisdictions in which it files separate tax returns, state deferred tax assets of all of MMC's domestic operations related to jurisdictions in which MMC files a unitary or combined state tax return, and foreign tax credit carryforwards in MMC's consolidated U.S. federal tax return. When making its assessment about the realization of its domestic deferred tax assets at December 31, 2009, MMC considered all available evidence, placing particular weight on evidence that could be objectively verified. The evidence considered included (i) the nature, frequency, and severity of current and cumulative financial reporting losses, (ii) actions completed that are designed to reduce capacity and adjust to lower demand in the current economic environment, (iii) profit trends evidenced by recent improvements in MMC's and Marsh's operating performance, (iv) the nonrecurring nature of some of the items that contributed to the cumulative losses, (v) the carryforward periods for the net operating losses ("NOLs") and foreign tax credit carryforwards, (vi) the sources and timing of future taxable income, giving weight to sources according to the extent to which they can be objectively verified, and (vii) tax planning strategies that would be implemented, if necessary, to accelerate utilization of NOLs. Based on its assessment, MMC concluded that it is more likely than not that a substantial portion of these deferred tax assets are realizable and a valuation allowance was recorded to reduce the domestic tax assets to the amount that MMC believes is more likely than not to be realized. In the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to $170 million could be required relating to these domestic deferred tax assets. The realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future earnings from MMC's profitable global operations. In addition, when making its assessment about the realization of its domestic deferred tax assets at December 31, 2009, MMC continued to assess the realizability of deferred tax assets of certain other entities with a history of recent losses, including other U.S. entities that file separate state tax returns and foreign subsidiaries, and recorded valuation allowances as appropriate.

Changes in tax laws or tax rulings may have a significant adverse impact on our effective tax rate. For example, proposals for fundamental U.S. international tax reform, such as the recent proposal by President Obama's Administration, if enacted, could have a significant adverse impact on the effective tax rate.

Liquidity and Capital Resources

MMC's liquidity needs are primarily for operating expenses, servicing debt, funding pension obligations, paying dividends on outstanding stock, funding acquisitions and capital expenditures. As a holding company, MMC's primary source for meeting these requirements is cash flows from operating subsidiaries. Other sources of liquidity include borrowing facilities discussed below in financing cash flows.

Cash on our consolidated balance sheet includes funds available for general corporate purposes. Funds held on behalf of clients in a fiduciary capacity are segregated and shown separately in the consolidated balance sheet as an offset to fiduciary liabilities. Fiduciary funds cannot be used for general corporate purposes, and should not be considered as a source of liquidity for MMC.

Operating Cash Flows

MMC generated $640 million of cash from operations in 2009 compared with $940 million in 2008. These amounts reflect the net income (loss) reported by MMC during those periods, excluding gains or losses from investments and the disposition of businesses, adjusted for non-cash charges and changes in working capital which relate, primarily, to the timing of payments for accrued liabilities or receipts of assets. Cash generated from the disposition of businesses is included in investing cash flows. In December 2009, MMC paid $435 million into settlement funds related to the securities and ERISA class action lawsuits described above. Through December 31, 2009, MMC collected $163 million of the total $230 million recovery from its insurers. The remaining $67 million of insurance recoveries, which were received in January 2010, are recorded in other receivables in the consolidated balance sheet at December 31, 2009. As described above, MMC accrued an additional $25 million of settlement costs, which is included in accounts payable and accrued expenses in the consolidated balance sheet at December 31, 2009. In 2007, cash outflows included tax payments of $933 million related to the disposition of businesses, primarily Putnam. Although the cash proceeds from the Putnam transaction are included in investing cash flows, the applicable accounting literature specifies that the related payment of taxes be included in operating cash flows and not allocated to other cash flow categories.

MMC's expected funding for its U.S. non-qualified and non-U.S. pension plans in 2010 is approximately $25 million and $250 million, respectively. MMC's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign laws. There currently is no ERISA funding requirement for the U.S. qualified plan for 2009 or 2010. Funding requirements for non-U.S. plans vary by country. Contribution rates are determined by the local actuaries based on local funding practices and requirements. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. In addition, amounts funded in the future, to the extent not due under regulatory requirements, may be affected by alternative uses of MMC's cash flows, including dividends, investments and share repurchases.

During 2009, MMC's defined benefit pension plan assets experienced investment gains of 13% in the U.S. and 15% in the U.K., our largest plan. In 2008, defined benefit plan assets experienced investment losses of 18% in the U.S. and 14% in the U.K. due to the severe downturn in the global equity markets.

Pension liabilities are largely impacted by the discount rate set as of year-end. In the U.S., interest rates used to discount liabilities continued to decline during 2009, resulting in a lower year-end discount rate in 2009 than the prior year-end. This contributed to the increase in the projected benefit obligation for the U.S. plans from 2008 to 2009. While our U.S. plans show a funding deficit as of the end of 2009, no contributions to the U.S. qualified plan are required in 2010.

Our U.K. plan liabilities increased in local currency terms in 2009, primarily due to the decrease in the discount rate. In addition to scheduled contributions made to the U.K. plan throughout 2009, in the first half of the year, we made discretionary pension contributions of approximately $150 million to the plan. These contributions are included in the $400 million of contributions to non-U.S. plans noted below. Overall, MMC's aggregate pension expense in 2010 is expected to increase by approximately $110 million before the partly-offsetting impacts on bonuses and other incentive compensation and possible movement of foreign exchange rates.

During 2009, MMC contributed $22 million to the U.S. pension plans and approximately $400 million to the significant non-U.S. pension plans, compared with $20 million for U.S. plans and $250 million for significant non-U.S. plans in 2008.

Financing Cash Flows

Net cash used for financing activities was $464 million in 2009 compared with $643 million of net cash used for financing activities in 2008. MMC reduced outstanding debt by approximately $10 million and $260 million in 2009 and 2008, respectively. During 2007, MMC reduced outstanding debt by approximately $1.1 billion and repurchased $1.3 billion of its common stock. These actions are discussed more fully below.

Debt

During 2009, MMC's 7.125% ten-year $400 million bond matured. MMC used cash on hand as well as the proceeds from the issuance of 9.25% ten-year $400 million senior notes in the first quarter to manage liquidity, including the funding of the maturing notes.

During 2008, MMC's 3.625% five-year fixed rate $250 million senior notes matured. MMC used cash on hand to manage liquidity, including the repayment of these notes.

During 2007, MMC utilized commercial paper and bank borrowings, as well as cash on hand, to manage liquidity, including the funding of maturing bonds and the repurchase of shares. In the first quarter of 2007, MMC's 5.375% five-year $500 million senior notes matured. MMC's three-year floating rate $500 million senior notes matured in the third quarter of 2007. MMC used a portion of its proceeds from the Putnam transaction to pay down outstanding commercial paper and revolving credit facility borrowings. At December 31, 2008, no commercial paper or revolving credit facility borrowings were outstanding.

In the first quarter of 2009, Marsh acquired the remaining minority interest of a previously majority owned entity for total purchase consideration of $47 million reflecting cash paid of $24 million and future consideration of $23 million.

On October 23, 2009, MMC and certain of its foreign subsidiaries entered into a new $1.0 billion multi-currency three-year unsecured revolving credit facility, which replaced the $1.2 billion facility that was previously in place. The interest rate on this facility varies based upon MMC's credit ratings and MMC's credit default swap levels, subject to floors and caps. The facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. There were no borrowings outstanding under this facility at December 31, 2009.

MMC's senior debt is currently rated Baa2 by Moody's and BBB- by Standard & Poor's. MMC's short-term debt is currently rated P-2 by Moody's and A-3 by Standard & Poor's. MMC carries a stable outlook from both Moody's and Standard & Poor's.

MMC also maintains other credit facilities, guarantees and letters of credit with various banks, primarily related to operations located outside the United States, aggregating $250 million at December 31, 2009 and $285 million at December 31, 2008. There were no outstanding borrowings under these facilities at December 31, 2009.

Share Repurchases

In August 2007, MMC entered into an $800 million accelerated share repurchase agreement with a financial institution counterparty. Under the terms of the agreement, MMC paid the full $800 million purchase price and took delivery from the counterparty of an initial tranche of 21,320,530 shares of MMC common stock, which were reflected as an increase in Treasury shares (a decrease in shares outstanding) on the delivery date. This number of shares was the quotient of the $800 million purchase price divided by a contractual "cap" price of $37.5225 per share. Based on the market price of MMC's common stock over the subsequent settlement period, in March 2008 the counterparty delivered to MMC an additional 10,751,000 shares for no additional payment and the transaction was concluded. MMC thus repurchased a total of 32,071,630 shares at an average price per share to MMC of $24.9442. The repurchased shares were reflected as an increase in Treasury shares (a decrease in shares outstanding) on the respective delivery dates. This transaction was effected under a $1.5 billion share repurchase authorization granted by MMC's Board of Directors in August 2007. MMC remains authorized to repurchase additional shares of its common stock up to a value of $700 million. There is no time limit on this authorization.

In May 2007, MMC entered into a $500 million accelerated share repurchase agreement with a financial institution counterparty. Under the terms of the agreement, MMC paid the full $500 million purchase price and took delivery from the counterparty of an initial tranche of 13,464,749 shares of MMC common stock. Based on the market price of MMC's common stock over the subsequent settlement period, in July 2007 the counterparty delivered to MMC an additional 2,555,519 shares for no additional payment and the transaction was concluded. MMC thus repurchased a total of 16,020,268 shares in the transaction, for a total cost of $500 million and an average price per share to MMC of $31.2105. The repurchased shares were reflected as an increase in Treasury shares (a decrease in shares outstanding) on the respective delivery dates. This transaction was effected under a $500 million share repurchase authorization granted by MMC's Board of Directors in May 2007.

Dividends

MMC paid total dividends of $431 million in 2009 ($0.80 per share), $412 million ($0.80 per share) in 2008 and $413 million ($0.76 per share) in 2007.

Investing Cash Flows

Net cash used for investing activities amounted to $236 million in 2009. This compares with $348 million of net cash used for investing activities in 2008. Cash used for acquisitions totaled $73 million in 2009 compared with $126 million in 2008. Remaining deferred cash payments of approximately $119 million related to acquisitions completed in 2009 and prior years are recorded in accounts payable and accrued liabilities or in other liabilities in the consolidated balance sheets at December 31, 2009. Cash provided by the sale of securities was $42 million and $20 million in 2009 and 2008, respectively.

MMC's additions to fixed assets and capitalized software, which amounted to $305 million in 2009 and $386 million in 2008, primarily relate to computer equipment purchases, the refurbishing and modernizing of office facilities and software development costs.

In 2007, MMC generated $3.0 billion of cash from investing activities primarily due to the Putnam transaction.

MMC has committed to potential future investments of approximately $81 million in connection with its investments in Trident II and other funds managed by Stone Point Capital, LLC. The majority of MMC's investment commitments for funds managed by Stone Point Capital, LLC are related to Trident II, the investment period for which is now closed for new investments. Any remaining capital calls for Trident II would relate to follow-on investments in existing portfolio companies or for management fees or other partnership expenses. Significant future capital calls related to Trident II are not expected. Although it is anticipated that Trident II will be harvesting its remaining portfolio, the timing of any portfolio company sales and capital distributions is unknown and not controlled by MMC.

Commitments and Obligations

The following identifies MMC's future contractual obligations by the types identified in the table below as of December 31, 2009:

Contractual Obligations *(In millions of dollars)*	Total	Payment due by Period Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Current portion of long-term debt	$ 558	$ 558	$ —	$ —	$ —
Long-term debt	3,041	—	267	919	1,855
Interest on long-term debt	1,726	214	362	319	831
Net operating leases	2,413	364	609	436	1,004
Service agreements	435	113	133	89	100
Other long-term obligations	119	43	65	4	7
Total	$8,292	$1,292	$1,436	$1,767	$3,797

The above does not include unrecognized tax benefits of $206 million as MMC is unable to reasonably predict the timing of settlement of these liabilities, other than approximately $16 million that may become payable during 2010. The above does not include the indemnified liabilities discussed in Note 16 as MMC is unable to reasonably predict the timing of settlement of these liabilities. The above does not include pension liabilities of $937 million because the timing and amount of ultimate payment of such liability is dependent upon future events, including, but not limited to, future returns on plan assets, and changes in the discount rate used to measure the liabilities. MMC expects to contribute $25 million and $250 million in 2010 to its U.S. non-qualified and non-U.S. pension plans, respectively.

Market Risk and Credit Risk

Certain of MMC's revenues, expenses, assets and liabilities are exposed to the impact of interest rate changes and fluctuations in foreign currency exchange rates and equity markets.

Interest Rate Risk and Credit Risk

MMC has historically managed its net exposure to interest rate changes by utilizing a mixture of variable and fixed rate borrowings to finance MMC's asset base. During 2007, virtually all of MMC's variable rate borrowings were repaid.

Interest income generated from MMC's cash investments as well as invested fiduciary funds will vary with the general level of interest rates, particularly short-term interest rates.

MMC had the following investments subject to variable interest rates:

(In millions of dollars)	**December 31, 2009**
Cash and cash equivalents invested in money market funds, certificates of deposit and time deposits (Note 1)	**$1,777**
Fiduciary cash and investments (Note 1)	**$3,559**

These investments and debt instruments are discussed more fully in Note1 to the consolidated financial statements appearing in Item 8 of this report.

Based on the above balances, if short-term interest rates increase by 10%, or 8 basis points, over the course of the year, annual interest income, including interest earned on fiduciary funds, would increase by approximately $3 million.

In addition to interest rate risk, our cash investments and fiduciary fund investments are subject to potential loss of value due to counterparty credit risk. To minimize this risk, MMC and its subsidiaries invest pursuant to a Board-approved investment policy. The policy mandates the preservation of principal and liquidity and requires broad diversification with counterparty limits assigned based primarily on credit rating and type of investment. MMC carefully monitors its cash and fiduciary fund investments and will further restrict the portfolio as appropriate to market conditions. The majority of cash and fiduciary funds are invested in short-term bank deposits and liquid money market funds.

Foreign Currency Risk

The translated values of revenue and expense from MMC's international operations are subject to fluctuations due to changes in currency exchange rates. The non-U.S. based revenue that is exposed to foreign exchange fluctuations is approximately 53% of total revenue. Note 17 details revenue by geographic area. We periodically use forward contracts and options to limit foreign currency exchange rate exposure on net income and cash flows for specific, clearly defined transactions arising in the ordinary course of business. Although MMC has significant revenue generated in foreign locations which is subject to foreign exchange rate fluctuations, in nearly all cases both the foreign currency revenue and expenses are in the functional currency of the foreign location. As such, the U.S. dollar translation of both the revenues and expenses, as well as the potentially offsetting movements of various currencies against the U.S. dollar, generally tends to mitigate the impact on net operating income of foreign currency risk. However in 2009, MMC's consulting segment was impacted by significant currency exchange rate movements, particularly in Sterling and the Euro, which reduced the translated amount of 2009 operating income by approximately $60 million compared with 2008. MMC estimates that a 10% movement of major foreign currencies (Euro, Sterling, Australian dollar and Canadian dollar) in the same direction against the U.S. dollar that held over the course of the year would impact full year net operating income by approximately $40 million.

Equity Price Risk

MMC holds investments in public and private companies, as well as in certain private equity funds managed by Stone Point Capital. Publicly traded investments of $38 million are classified as available for sale. Non-publicly traded investments of $53 million are accounted for using the cost method and $189 million are accounted for using the equity method. The investments that are classified as available for sale or that are not publicly traded are subject to risk of changes in market value, which if determined to be other than temporary, could result in realized impairment losses. MMC periodically reviews the carrying value of such investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements.

Other

A significant number of lawsuits and regulatory proceedings are pending. See Note 16 to the consolidated financial statements.

Management's Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the policies discussed below to be critical to understanding MMC's financial statements because their application places the most significant demands on management's judgment, and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Legal and Other Loss Contingencies

MMC and its subsidiaries are subject to numerous claims, lawsuits and proceedings. GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to apply this guidance. MMC analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under MMC's various insurance programs.

Retirement Benefits

MMC maintains qualified and non-qualified defined benefit pension and defined contribution plans for its eligible U.S. employees and a variety of defined benefit and defined contribution plans for its eligible non-U.S. employees. MMC's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign laws.

MMC recognizes the funded status of its overfunded defined benefit pension and retiree medical plans as a net benefit plan asset and its unfunded and underfunded plans as a net benefit plan liability. The gains or losses and prior service costs or credits that have not been recognized as components of net periodic costs are recorded as a component of Accumulated Other Comprehensive Income ("AOCI"), net of tax, in MMC's consolidated balance sheets.

The determination of net periodic pension cost is based on a number of actuarial assumptions, including an expected long-term rate of return on plan assets, the discount rate and assumed rate of salary increase. Significant assumptions used in the calculation of net periodic pension costs and pension liabilities are disclosed in Note 8 to the consolidated financial statements. MMC believes the assumptions for each plan are reasonable and appropriate and will continue to evaluate actuarial assumptions at least annually and adjust them as appropriate. Based on its current assumptions, MMC expects pension expense in 2010 to increase approximately $110 million compared with 2009.

Future pension expense or credits will depend on plan provisions, future investment performance, future assumptions and various other factors related to the populations participating in the pension plans. Holding all other assumptions constant, a half-percentage point change in the rate of return on plan assets and discount rate assumptions would affect net periodic pension cost for the U.S. and U.K. plans, which together comprise approximately 87% of total pension plan liabilities, as follows:

	0.5 Percentage Point Increase		0.5 Percentage Point Decrease	
(In millions of dollars)	U.S.	U.K.	U.S.	U.K.
Assumed Rate of Return on Plan Assets	$(17)	$(26)	$17	$26
Discount Rate	$(26)	$(22)	$29	$36

Changing the discount rate and leaving the other assumptions constant may not be representative of the impact on expense, because the long-term rates of inflation and salary increases are often correlated with the discount rate.

MMC contributes to certain health care and life insurance benefits provided to its retired employees. The cost of these postretirement benefits for employees in the U.S. is accrued during the period up to the date employees are eligible to retire, but is funded by MMC as incurred. The key assumptions and sensitivity to changes in the assumed health care cost trend rate are discussed in Note 8 to the consolidated financial statements.

Income Taxes

MMC's tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual tax rate and in evaluating uncertain tax positions. MMC reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. We determine whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period and involve significant management judgment. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue.

Tax law requires items be included in MMC's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements. In assessing the need for and amount of a valuation allowance for deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. MMC evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income by jurisdiction, in assessing the need for a valuation allowance. MMC also considers tax-planning strategies that would result in realization of deferred tax assets, and the presence of taxable income in prior carryback years if carryback is permitted under the appropriate tax law. The underlying assumptions MMC uses in forecasting future taxable income require significant judgment and take into account MMC's recent performance. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary differences or carryforwards are deductible or creditable. Valuation allowances are established for deferred tax assets when it is estimated that it is more likely than not future taxable income will be insufficient to fully use a deduction or credit in that jurisdiction.

Fair Value Determinations

Investment Valuation—MMC holds investments in both public and private companies, as well as certain private equity funds. The majority of the public investments are accounted for as available for sale securities. Certain investments, primarily investments in private equity funds, are accounted for using the equity method. Although not directly recorded in MMC's consolidated balance sheets, MMC's defined benefit pension plans hold investments of approximately $9 billion. The fair value of these investments determines, in part, the over- or under-funded status of those plans, which is included in MMC's consolidated balance sheets. MMC periodically reviews the carrying value of its investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements. MMC bases its review on the facts and circumstances as they relate to each investment. Fair value of investments in private equity funds is determined by the funds' investment managers. Factors considered in determining the fair value of private equity investments include: implied valuation of recently completed financing rounds that included sophisticated outside investors; performance multiples of comparable public companies; restrictions on the sale or disposal of the investments; trading characteristics of the securities; and the relative size of the holdings in comparison to other private investors and the public market float. In those instances where quoted market prices are not available, particularly for equity holdings in private companies, or formal restrictions limit the sale of securities, significant management judgment is required to determine the appropriate value of MMC's investments. MMC reviews with the fund manager the appropriateness of valuation results for significant private equity investments.

Goodwill Impairment Testing—MMC is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. MMC performs the annual impairment test for each of its reporting units during the third quarter of each year. Fair values of the reporting units are estimated using a market approach or a discounted cash flow model. Carrying values for the reporting units are based on balances at the prior quarter end and include directly identified assets and liabilities, as well as an allocation of those assets and liabilities not recorded at the reporting unit level. As previously disclosed, MMC performed interim goodwill impairment assessments in its Risk Consulting & Technology segment which resulted in an impairment charge of $315 million recorded in the first quarter of 2009 and impairment charges totaling $540 million recorded in the first and second quarters of 2008. MMC completed its 2009 annual review in the third quarter of 2009 and concluded that the remaining goodwill was not impaired. The fair value estimates used in this assessment are dependent upon assumptions and estimates about the future profitability and other financial ratios of our reporting units, as well as relevant financial data, recent transactions and market valuations of comparable public companies. As noted above, MMC recorded goodwill impairment charges related to the Kroll reporting unit in 2008 and 2009. As such, the estimated fair value of the Kroll reporting unit exceeds its carrying value by only a small percentage. In addition, in the most recent goodwill impairment assessment, the excess of the estimated fair value of the Oliver Wyman reporting unit over its carrying value declined substantially compared with prior years' valuations. If in the future, the performance of our reporting units varies from our projections, or our assumptions or estimates about future profitability of our reporting units change, the estimated fair value of our reporting units could change materially and could result in an impairment of goodwill, particularly with regard to the Kroll and Oliver Wyman reporting units.

Share-based Payment

The guidance for accounting for share-based payments requires, among other things, that the estimated fair value of stock options be charged to earnings. Significant management judgment is required to determine the appropriate assumptions for inputs such as volatility and expected term necessary to estimate option values. In addition, management judgment is required to analyze the terms of the plans and awards granted thereunder to determine if awards will be treated as equity awards or liability awards, as defined by the accounting guidance.

As of December 31, 2009, there was $15.2 million of unrecognized compensation cost related to stock option awards. The weighted-average periods over which the costs are expected to be recognized is 1.9 years. Also as of December 31, 2009, there was $262 million of unrecognized compensation cost related to MMC's restricted stock, restricted stock unit and deferred stock unit awards.

See Note 9 to the consolidated financial statements for additional information regarding guidance for accounting for share-based payments.

New Accounting Pronouncements

Note 1 contains a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements and their impact or potential future impact on MMC's financial results, if determinable.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See the information set forth under the heading "Market Risk and Credit Risk" above under Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations").

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Marsh & McLennan Companies, Inc. and Subsidiaries
Consolidated Statements of Income

For the Years Ended December 31, *(In millions, except per share figures)*	**2009**	2008	2007
Revenue	**$10,493**	$11,518	$11,135
Expense:			
Compensation and benefits	**6,484**	7,181	6,937
Other operating expenses	**3,185**	3,549	3,344
Goodwill impairment charges	**315**	540	—
Operating expenses	**9,984**	11,270	10,281
Operating income	**509**	248	854
Interest income	**17**	48	95
Interest expense	**(241)**	(220)	(267)
Investment income (loss)	**(2)**	(12)	173
Income before income taxes	**283**	64	855
Income taxes	**41**	133	298
Income (loss) from continuing operations	**242**	(69)	557
Discontinued operations, net of tax	**—**	7	1,932
Net income (loss)	**242**	(62)	2,489
Less: net income attributable to non-controlling interests	**15**	11	14
Net income (loss) attributable to MMC	**$ 227**	$ (73)	$ 2,475
Basic net income (loss) per share			
—Continuing operations	**$ 0.43**	$ (0.14)	$ 0.98
—Net income (loss) attributable to MMC	**$ 0.43**	$ (0.13)	$ 4.49
Diluted net income (loss) per share			
—Continuing operations	**$ 0.43**	$ (0.15)	$ 0.98
—Net income (loss) attributable to MMC	**$ 0.42**	$ (0.14)	$ 4.45
Average number of shares outstanding— Basic	**522**	514	539
— Diluted	**524**	514	542
Shares outstanding at December 31,	**530**	514	520

The accompanying notes are an integral part of these consolidated statements.

Marsh & McLennan Companies, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, (In millions of dollars)	**2009**	2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 1,777**	$ 1,685
Receivables		
Commissions and fees	**2,429**	2,418
Advanced premiums and claims	**86**	86
Other	**457**	354
	2,972	2,858
Less—allowance for doubtful accounts and cancellations	**(117)**	(103)
Net receivables	**2,855**	2,755
Other current assets	**299**	344
Total current assets	**4,931**	4,784
Goodwill and intangible assets	**7,173**	7,163
Fixed assets, net	**952**	969
Pension related assets	**94**	150
Deferred tax assets	**1,242**	1,146
Other assets	**945**	994
	$15,337	$15,206
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	**$ 558**	$ 408
Accounts payable and accrued liabilities	**1,826**	1,688
Accrued compensation and employee benefits	**1,319**	1,224
Accrued income taxes	**—**	66
Total current liabilities	**3,703**	3,386
Fiduciary liabilities	**3,559**	3,297
Less—cash and investments held in a fiduciary capacity	**(3,559)**	(3,297)
	—	—
Long-term debt	**3,034**	3,194
Retirement and postemployment benefits	**1,184**	1,217
Liability for errors and omissions	**518**	512
Other liabilities	**1,035**	1,137
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1 par value, authorized 6,000,000 shares, none issued	**—**	—
Common stock, $1 par value, authorized 1,600,000,000 shares, Issued 560,641,640 shares in 2009 and 2008	**561**	561
Additional paid-in capital	**1,211**	1,245
Retained earnings	**7,033**	7,237
Accumulated other comprehensive loss	**(2,171)**	(2,098)
Non-controlling interests	**35**	38
	6,669	6,983
Less—treasury shares at cost, 30,967,116 in 2009 and 46,375,622 in 2008	**(806)**	(1,223)
Total stockholders' equity	**5,863**	5,760
	$15,337	$15,206

The accompanying notes are an integral part of these consolidated statements.

Marsh & McLennan Companies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Operating cash flows:			
Net income (loss)	**$ 242**	$ (62)	$2,489
Adjustments to reconcile net income (loss) to cash provided by operations:			
Goodwill impairment charge	**315**	540	—
Depreciation and amortization of fixed assets and capitalized software	**307**	332	366
Amortization of intangible assets	**58**	72	76
Provision for deferred income taxes	**42**	103	12
(Gains)/losses on investments	**8**	20	(176)
(Gains)/losses on disposition of assets	**56**	52	(1,833)
Accrual of stock based compensation	**11**	34	71
Changes in assets and liabilities:			
Net receivables	**(81)**	270	(321)
Other current assets	**(28)**	(18)	370
Other assets	**118**	(106)	49
Accounts payable and accrued liabilities	**124**	(149)	(350)
Accrued compensation and employee benefits	**92**	(76)	(28)
Accrued income taxes	**(95)**	(159)	(1,141)
Other liabilities	**(488)**	(119)	64
Effect of exchange rate changes	**(41)**	206	49
Net cash provided by (used for) operations	**640**	940	(303)
Financing cash flows:			
Proceeds from issuance of debt	**398**	—	3
Repayments of debt	**(408)**	(260)	(1,120)
Purchase of non-controlling interests	**(24)**	—	—
Purchase of treasury shares	**(33)**	(39)	(1,309)
Issuance of common stock	**34**	68	113
Dividends paid	**(431)**	(412)	(413)
Net cash used for financing activities	**(464)**	(643)	(2,726)
Investing cash flows:			
Capital expenditures	**(305)**	(386)	(378)
Net sales of long-term investments	**53**	97	211
Proceeds from sales of fixed assets	**7**	11	11
Dispositions	**75**	56	3,357
Acquisitions	**(73)**	(126)	(206)
Other, net	**7**	—	1
Net cash (used for) provided by investing activities	**(236)**	(348)	2,996
Effect of exchange rate changes on cash and cash equivalents	**152**	(397)	77
Increase (decrease) in cash and cash equivalents	**92**	(448)	44
Cash and cash equivalents at beginning of period	**1,685**	2,133	2,089
Cash and cash equivalents at end of period	**$1,777**	$1,685	$2,133

The accompanying notes are an integral part of these consolidated statements.

Marsh & McLennan Companies, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, *(In millions, except per share figures)*	**2009**	2008	2007
Common Stock			
Balance, beginning and end of year	**$ 561**	$ 561	$ 561
Additional Paid-In Capital			
Balance, beginning of year	**$ 1,245**	$ 1,242	$ 1,138
Change in accrued stock compensation costs	**54**	11	155
Issuance of shares under stock compensation plans and employee stock purchase plans and related tax benefits	**2**	(8)	(51)
Purchase of subsidiary shares from non-controlling interests	**(38)**	—	—
Issuance of shares for acquisitions	**(52)**	—	—
Balance, end of year	**$ 1,211**	$ 1,245	$ 1,242
Retained Earnings			
Balance, beginning of year	**$ 7,237**	$ 7,732	$ 5,691
Net income (loss) attributable to MMC **(a)**	**227**	(73)	2,475
Dividend equivalents paid	**(14)**	(10)	(8)
Dividends declared—(per share amounts: $.80 in 2009 and 2008, $.76 in 2007)	**(417)**	(412)	(413)
Cumulative charge from adoption of accounting for uncertain tax positions	**—**	—	(13)
Balance, end of year	**$ 7,033**	$ 7,237	$ 7,732
Accumulated Other Comprehensive Loss			
Balance, beginning of year	**$(2,098)**	$ (351)	$(1,272)
Foreign currency translation adjustments **(b)**	**346**	(770)	235
Unrealized investment holding (losses) gains, net of reclassification adjustments **(c)**	**(2)**	11	(22)
Net changes under benefit plans, net of tax **(d)**	**(417)**	(988)	708
Balance, end of year	**$(2,171)**	$(2,098)	$ (351)
Treasury Shares			
Balance, beginning of year	**$(1,223)**	$(1,362)	$ (299)
Purchase of treasury shares	**—**	—	(1,300)
Issuance of shares for acquisitions	**281**	—	—
Issuance of shares under stock compensation plans and employee stock purchase plans	**136**	139	237
Balance, end of year	**$ (806)**	$(1,223)	$(1,362)
Non-Controlling Interests			
Balance, beginning of year	**$ 38**	$ 31	$ 23
Net Income attributable to non-controlling interests, net of discontinued operations **(e)**	**15**	11	14
Purchase of subsidiary shares from non-controlling interests	**(9)**	—	—
Other changes	**(9)**	(4)	(6)
Balance, end of period	**$ 35**	$ 38	$ 31
Total Stockholders' Equity	**$ 5,863**	$ 5,760	$ 7,853
Total Comprehensive Income (Loss) (a+b+c+d+e)	**$ 169**	$(1,809)	$ 3,410

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

Nature of Operations: Marsh & McLennan Companies, Inc. ("MMC"), a global professional services firm, is organized based on the different services that it offers. Under this organizational structure, MMC's three business segments are Risk and Insurance Services, Consulting, and Risk Consulting & Technology.

As discussed in Note 5, MMC disposed of several businesses from 2007 through 2009, which are classified as discontinued operations in these financial statements.

The Risk and Insurance Services segment provides risk management and insurance broking, reinsurance broking and insurance program management services for businesses, public entities, insurance companies, associations, professional services organizations, and private clients. MMC conducts business in this segment primarily through Marsh and Guy Carpenter. In September 2009, Marsh acquired International Advisory Services, Ltd., the largest independent manager of captives and third-party insurance companies in Bermuda. Also, in December, Marsh acquired the NIA Group, LLC, one of the largest independent insurance agencies in the Northeast and the 34th largest agency in the U.S. In April 2009, Guy Carpenter completed the acquisition of John B. Collins Associates, Inc., previously the fifth-largest reinsurance intermediary in the U.S. and seventh-largest in the world. Also, in October 2009, Guy Carpenter completed the acquisition of London-based specialty reinsurance broker Rattner Mackenzie Limited from HCC Insurance Holdings, Inc.

The Consulting segment provides advice and services to the managements of organizations in the areas of human resource consulting, comprising retirement and investments, health and benefits, outsourcing and talent; and strategy and risk management consulting, comprising management, economic and brand consulting. MMC conducts business in this segment through Mercer and the Oliver Wyman Group.

The Risk Consulting & Technology segment provides various risk consulting and related risk mitigation services to corporate, government, institutional and individual clients including consulting services and security services; and technology-enabled services. MMC conducts business in this segment through Kroll. During the second quarter of 2009, Kroll sold Kroll Government Services ("KGS"), which has been classified as a discontinued operation. In the fourth quarter of 2008, the principal operations within the corporate advisory and restructuring business were divested. Additionally, two small residual corporate advisory and restructuring businesses were exited in the first quarter of 2009. Based on the terms and conditions of the divestures, MMC determined it has "continuing involvement" in the divested businesses, as that term is used in SEC Staff Accounting Bulletin Topic 5e. Therefore, classification of the corporate advisory and restructuring businesses as discontinued operations is not appropriate and their financial results in the current and prior periods are included in operating income.

In February 2010, Kroll sold Kroll Laboratory Specialists, its substance abuse testing business for $110 million. The disposal transaction will be recorded in MMC's consolidated financial statements during the first quarter of 2010.

On August 3, 2007, Great-West Lifeco Inc. completed the purchase of Putnam Investments Trust for $3.9 billion in cash. The purchase included Putnam's interest in the T.H. Lee private equity business. Items related to Putnam that impacted discontinued operations in 2009 and 2008 are described in Note 5 to these consolidated financial statements. The pre-tax gain on the transaction and Putnam's results through August 2, 2007 are included in discontinued operations in the accompanying consolidated statements of income in 2007.

Principles of Consolidation: The accompanying consolidated financial statements include all wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Fiduciary Assets and Liabilities: In its capacity as an insurance broker or agent, MMC collects premiums from insureds and, after deducting its commissions, remits the premiums to the respective insurance underwriters. MMC also collects claims or refunds from underwriters on behalf of insureds.

Unremitted insurance premiums and claims are held by MMC in a fiduciary capacity. MMC also collects claims or refunds from underwriters on behalf of insureds. Risk and Insurance Services revenue includes interest on fiduciary funds of $54 million in 2009, $139 million in 2008, and $177 million in 2007. The Consulting segment recorded fiduciary interest income of $4 million in 2009, $10 million in 2008, and $16 million in 2007. Since fiduciary assets are not available for corporate use, they are shown in the balance sheet as an offset to fiduciary liabilities.

Fiduciary assets include approximately $577 million and $887 million of fixed income securities classified as available for sale at December 31, 2009 and 2008, respectively. Unrealized gains or losses from available for sale securities are recorded in other comprehensive income until the securities are disposed of, or mature. Unrealized gains, net of tax, at December 31, 2009 on these securities were $12 million and $17 million at December 31, 2009 and 2008, respectively.

Net uncollected premiums and claims and the related payables were $9.9 billion and $8.6 billion at December 31, 2009 and 2008, respectively. MMC is not a principal to the contracts under which the right to receive premiums or the right to receive reimbursement of insured losses arises. Net uncollected premiums and claims and the related payables are, therefore, not assets and liabilities of MMC and are not included in the accompanying consolidated balance sheets.

In certain instances, MMC advances premiums, refunds or claims to insurance underwriters or insureds prior to collection. These advances are made from corporate funds and are reflected in the accompanying consolidated balance sheets as receivables.

Revenue: Risk and Insurance Services revenue includes insurance commissions, fees for services rendered and interest income on certain fiduciary funds. Insurance commissions and fees for risk transfer services generally are recorded as of the effective date of the applicable policies or, in certain cases (primarily in MMC's reinsurance operations), as of the effective date or billing date, whichever is later. Commissions are net of policy cancellation reserves, which are estimated based on historic and current data on cancellations. Fees for non-risk transfer services provided to clients are recognized over the period in which the services are provided, using a proportional performance model. Fees resulting from achievement of certain performance thresholds are recorded when such levels are attained and such fees are not subject to forfeiture.

As part of the sale of MMC Capital's private equity management business in 2005, MMC retained the right to receive certain performance fees related to the Trident II and Trident III private equity partnerships. MMC has deferred the recognition of such performance fee revenue of $78 million at December 31, 2009. This revenue is based on the investment performance over the life of each private equity fund, and future declines in fund performance from current levels may result in the forfeiture of such revenue. MMC recognizes performance fee revenue when such fees are no longer subject to forfeiture, which for the $78 million noted above, may take a number of years to resolve.

Consulting revenue includes fees paid by clients for advice and services and commissions from insurance companies for the placement of individual and group contracts. Fee revenue for engagements where remuneration is based on time plus out-of-pocket expenses is recognized based on the amount of time consulting professionals expend on the engagement. For fixed fee engagements, revenue is recognized using a proportional performance model. Revenue from insurance commissions not subject to a fee arrangement is recorded over the effective period of the applicable policies. Revenues for asset based fees are recognized on an accrual basis by applying the daily/monthly rate as contractually agreed with the client to the net asset value. On a limited number of engagements, performance fees may also be earned for achieving certain pre-determined performance criteria. Such fees are recognized when the performance criteria have been achieved and agreed to by the client. Expenses incurred by professional staff in the generation of revenue are billed to the client and included in revenue.

Risk Consulting & Technology compensation consists of fees paid by clients. Such fees are typically charged on an hourly, project, or fixed fee basis, and sometimes on a per service or per unit basis. Revenue is recognized as the services are performed pursuant to the applicable contractual arrangements. Revenue related to time and materials arrangements is recognized in the period in which the services are performed. Revenue from hourly or daily rate engagements is recognized as hours are expended at the agreed-upon billing amounts. Revenue related to fixed price arrangements is recognized based upon a proportional performance model. Revenue provided from credit services is recognized when the information is delivered to the customer, either electronically or by other means. The impact of any revisions in estimated total revenue and direct contract costs is recognized in the period in which they become known. Expenses incurred by professional staff in the generation of revenue are billed to the client and included in revenue. Kroll records either billed or unbilled accounts receivable based on case-by-case invoicing determinations. Revenue from sales of software is recognized when the product is shipped, with the exception of royalty-based products, for which revenue is recognized as applicable royalty reports are received. Revenue from software sales is recorded net of estimated customer returns and allowances. Contingent fees are recognized as earned and upon satisfaction of all conditions to their payment.

Cash and Cash Equivalents: Cash and cash equivalents primarily consist of certificates of deposit and time deposits, with original maturities of three months or less, and money market funds.

Fixed Assets: Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation of buildings, building improvements, furniture, and equipment is provided on a straight-line basis over the estimated useful lives of these assets. Leasehold improvements are amortized on a straight-line basis over the periods covered by the applicable leases or the estimated useful life of the improvement, whichever is less. MMC periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

The components of fixed assets are as follows:

December 31, *(In millions of dollars)*	**2009**	2008
Furniture and equipment	**$ 1,220**	$ 1,152
Land and buildings	**413**	395
Leasehold and building improvements	**783**	723
	2,416	2,270
Less-accumulated depreciation and amortization	**(1,464)**	(1,301)
	$ 952	$ 969

Investment Securities: MMC holds investments in both public and private companies, as well as certain private equity funds. Publicly traded investments are classified as available for sale and carried at market value. Non-publicly traded investments are carried at cost. Changes in the fair value of available for sale securities are recorded in stockholders' equity, net of applicable taxes, until realized. Securities classified as available for sale or carried at cost are considered long-term investments and are included in Other assets in the consolidated balance sheets.

Certain investments, primarily investments in private equity funds, are accounted for using the equity method using a consistently applied three-month lag period adjusted for any significant changes from the lag period to the reporting date of MMC. The underlying private equity funds follow investment company accounting, where securities within the fund are carried at net asset value. MMC records its proportionate share of the change in fair value of the funds in earnings which amounted to losses of $6 million and $11 million in 2009 and 2008, respectively, and a gain of $140 million in 2007. Securities recorded using the equity method are included in Other assets in the consolidated balance sheets.

Gains, net of incentive compensation, or losses recognized in earnings from the investment securities described above are included in investment income (loss) in the consolidated statements of income. Costs related to management of MMC's investments, including incentive compensation partially derived from investment income and (loss), are recorded in operating expenses.

Goodwill and Other Intangible Assets: Goodwill represents acquisition costs in excess of the fair value of net assets acquired. Goodwill is reviewed at least annually for impairment. MMC performs an annual impairment test for each of its reporting units during the third quarter of each year. Fair values of the reporting units are estimated using a market approach or a discounted cash flow model. Carrying values for the reporting units are based on balances at the prior quarter end and include directly identified assets and liabilities as well as an allocation of those assets and liabilities not recorded at the reporting unit level. Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and reviewed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature. MMC had no indefinite lived identified intangible assets at December 31, 2009 or 2008.

Capitalized Software Costs: MMC capitalizes certain costs to develop, purchase or modify software for the internal use of MMC. These costs are amortized on a straight-line basis over periods ranging from three to ten years. Costs incurred during the preliminary project stage and post implementation stage are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs related to updates and enhancements are only capitalized if they will result in additional functionality. Capitalized computer software costs of $220 million and $214 million, net of accumulated amortization of $506 million and $433 million at December 31, 2009 and 2008, respectively, are included in Other assets in the consolidated balance sheets.

Legal and Other Loss Contingencies: MMC and its subsidiaries are subject to a significant number of claims, lawsuits and proceedings. MMC records liabilities for contingencies including legal costs when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. To the extent such losses can be recovered under MMC's insurance programs, estimated recoveries are recorded when losses for insured events are recognized and the recoveries are probable of realization. Significant management judgment is required to estimate the amounts of such contingent liabilities and the related insurance recoveries. MMC analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities are not discounted.

Income Taxes: MMC's tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual tax rate and in evaluating uncertain tax positions and the Company's ability to realize deferred tax assets.

MMC reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. We determine whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. MMC recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Tax law requires items be included in MMC's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which benefit has already been recorded in the financial statements. Valuation allowances are established for deferred tax assets when it is estimated that future taxable income will be insufficient to use a deduction or credit in that jurisdiction. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements.

Derivative Instruments: All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value attributable to the ineffective portion of cash flow hedges are recognized in earnings.

Concentrations of Credit Risk: Financial instruments which potentially subject MMC to concentrations of credit risk consist primarily of cash and cash equivalents, commissions and fees receivable and insurance recoverables. MMC maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in a large number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are generally limited due to the large number of clients and markets in which MMC does business, as well as the dispersion across many geographic areas.

Per Share Data: Effective January 1, 2009, MMC adopted the guidance for the calculation of earnings per share ("EPS") for share-based payment awards with rights to dividends or dividend equivalents. The guidance indicates that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of basic and dilutive EPS using the two-class method. The adoption of this new guidance did not have an impact on the fiscal year 2008 for EPS from continuing operations, discontinued operations and net income because the treasury stock method was more dilutive. The impact of the adoption was a decrease in EPS of $.01, $.07, and $.08 for the fiscal year 2007, for earnings from continuing operations, discontinued operations, and net income, respectively.

Basic net income per share attributable to MMC and income from continuing operations per share are calculated by dividing the respective after-tax income attributable to common shares by the weighted average number of outstanding shares of MMC's common stock.

Diluted net income attributable to MMC per share and income from continuing operations per share are calculated by dividing the respective after-tax income attributable to common shares by the weighted average number of outstanding shares of MMC's common stock, which have been adjusted for the dilutive effect of potentially issuable common shares (excluding those that are considered participating securities). The diluted earnings per share calculation reflects the more dilutive effect of either (a) the two-class method that assumes that the participating securities have not been exercised or (b) the treasury stock method. Reconciliation of the applicable income components used for diluted earnings per share and basic weighted average common shares outstanding to diluted weighted average common shares outstanding is presented below. The following information represents the Company's current presentation:

Basic EPS Calculation
Continuing Operations

(In millions)	**2009**	2008	2007
Income (loss) from continuing operations	**$242**	$ (69)	$557
Less: Non-controlling interests	**15**	11	14
Income (loss) from continuing operations attributable to MMC	**227**	(80)	543
Less: Portion attributable to participating securities	**4**	(6)	13
Income (loss) attributable to common shares	**$223**	$ (74)	$530
Basic weighted average common shares outstanding	**522**	514	539

Basic EPS Calculation
Net Income

(In millions)	**2009**	2008	2007
Net income (loss) attributable to MMC	**$227**	$ (73)	$2,475
Less: Portion attributable to participating securities	**4**	(6)	57
Net income (loss) attributable to common shares	**$223**	$ (67)	$2,418
Basic weighted average common shares outstanding	**522**	514	539

Diluted EPS Calculation
Continuing Operations

(In millions, except per share figures)	**2009**	2008	2007
Income (loss) from continuing operations	**$ 242**	$ (69)	$ 557
Less: Non-controlling interests	**15**	11	14
Income (loss) from continuing operations attributable to MMC	**227**	(80)	543
Less: Portion attributable to participating securities (1)	**4**	—	13
Income (loss) attributable to common shares	**$ 223**	$ (80)	$ 530
Basic weighted average common shares outstanding	**522**	514	539
Dilutive effect of potentially issuable common shares	**2**	—	3
Diluted weighted average common shares outstanding	**524**	514	542
Average stock price used to calculate common stock equivalents	**$21.44**	$27.24	$28.59

(1) For the twelve months ended December 31, 2008, earnings per share was more dilutive under the treasury stock method. Therefore, no amounts are allocated to participating securities for that period.

Diluted EPS Calculation
Net Income

(In millions, except per share figures)	**2009**	2008	2007
Net income (loss) attributable to MMC	**$ 227**	$ (73)	$2,475
Less: Portion attributable to participating securities (1)	**4**	—	58
Net income (loss) attributable to common shares	**$ 223**	$ (73)	$2,417
Basic weighted average common shares outstanding	**522**	514	539
Dilutive effect of potentially issuable common shares	**2**	—	3
Diluted weighted average common shares outstanding	**524**	514	542
Average stock price used to calculate common stock equivalents	**$21.44**	$27.24	$28.59

(1) For the twelve months ended December 31, 2008, earnings per share was more dilutive under the treasury stock method. Therefore, no amounts are allocated to participating securities for that period.

There were 46.4 million, 50.7 million and 58.8 million stock options outstanding as of December 31, 2009, 2008 and 2007, respectively. The calculation above includes approximately 3 million common stock equivalents related to stock options for the year ended December 31, 2007. There were 1 million common stock equivalents in 2008 that would have increased diluted weighted average common shares outstanding; however, they have not been included in the calculation since the Company reported a net loss.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

New Accounting Pronouncements: Effective January 1, 2009, the Company adopted the new guidance issued by the FASB for Business Combinations. The guidance requires entities in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all information needed by investors and other users to evaluate and understand the nature and financial effect of the business combination. MMC made several acquisitions in 2009 that were accounted for under the new Business Combination guidance, which are discussed in more detail in Note 4.

Effective January 1, 2009, the Company adopted the new guidance issued by the FASB for Consolidation – Non-controlling Interests, which did not have a material impact on our financial condition, results of operations or cash flows. However, it did impact the presentation and disclosure of non-controlling (minority) interests in our consolidated financial statements. As a result of the retrospective presentation and disclosure requirements, the Company is required to reflect the change in presentation and disclosure for all periods presented. The effects of this change are reflected herein.

The principal effect on the prior year balance sheets related to the adoption of the new guidance related to Non-controlling Interests is summarized as follows:

(In millions of dollars)	December 31,	
Balance Sheets	2008	2007
Equity, as previously reported	$5,722	$7,822
Increase for reclassification of non-controlling interests	38	31
Equity, as adjusted	$5,760	$7,853

The new guidance also requires adjustment of net income to include the net income attributable to the non-controlling interests and a new separate caption for net income attributable to MMC to be presented in the consolidated statement of earnings. The adoption of this new guidance increased net income by $11 million and $14 million for the fiscal years 2008 and 2007, respectively. Net income attributable to MMC equals net income as previously reported prior to adoption.

In February 2008, the FASB issued guidance related to Fair Value Measurements, which delayed until the second quarter of 2009, fair value measurement for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company has applied the provisions of this new guidance to its financial statement disclosures beginning in the second quarter of 2009.

On April 1, 2009, the FASB issued guidance for "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" to address application issues raised by preparers, auditors and attorneys. The guidance requires recognition of contingent assets or liabilities (arising from a business combination contingency) at fair value, at the acquisition date if the acquisition-date fair value of the asset or liability can be determined during the measurement period; or if the following criteria are met:

(a) Information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and

(b) The amount of the asset or liability can be reasonably estimated.

Otherwise, the acquirer should not recognize an asset or liability as of the acquisition date. The guidance is effective for business combinations occurring on or after January 1, 2009. This new guidance did not have a material impact on MMC's financial condition or reported results.

In the second quarter of 2009, MMC adopted the guidance issued by the FASB for interim disclosures about Fair Value of Financial Instruments. The guidance requires disclosures about the fair values of financial instruments in interim period reports of publicly traded companies as well as in annual financial statements. The guidance was designed to provide more timely disclosure about current financial instrument valuations and is effective for interim periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on MMC's financial condition or reported results.

In the second quarter of 2009, MMC adopted the guidance issued by the FASB for Recognition and Presentation of Other-Than-Temporary Impairments. It amends GAAP guidance including SEC SAB Topic 5M and other authoritative literature that allow the holders of debt securities not to recognize other than temporary impairments based on their intent and ability to hold a security until recovery in fair value to its amortized cost. The other-than-temporary impairment model applies only to debt securities and not equity securities. The new requirements are (a) whether an entity has the intent to sell the debt security or (b) whether an entity will more likely than not be required to sell the debt security before its anticipated recovery. The guidance requires recognition of a credit loss (the difference between the present value of cash flows expected to be collected and the amortized cost basis) through earnings. The guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on MMC's financial condition or reported results.

Effective January 1, 2009, MMC adopted the guidance for calculating EPS using the two-class method with retroactive application to prior periods. The impact of adopting the guidance is discussed in Note 1 to the consolidated financial statements.

In December 2008 the FASB issued guidance for Employers' Disclosures About Pension and Other Post Retirement Benefit Plan Assets. The guidance requires fair value plan asset disclosures for an employer's assets in defined benefit pension and postretirement plans similar to the guidance on Fair Value Measurements as well as (a) how investment allocation decisions are made, (b) the major categories of plan assets, and (c) significant concentrations of risk within plan assets. The guidance is effective for fiscal years ending after December 15, 2009. The Company has applied the provision of this new guidance to its financial statement disclosures beginning December 31, 2009.

In December 2009, the FASB issued new guidance related to the Consolidation of Variable Interest Entities ("VIE"). The new guidance focuses on 'controlling financial interests' and requires companies to perform qualitative analysis to determine whether they must consolidate a VIE by assessing whether the variable interests give them controlling financial interests in the VIE. This guidance is effective for transfers occurring on or after November 15, 2009. Provisions must be applied in annual reporting periods beginning after November 15, 2009 and interim periods within that annual period. MMC is assessing the impact the adoption of this new guidance will have on the Company's financial statements.

In January 2010, the FASB issued new guidance that adds additional disclosures about transfers into and out of Levels 1 and 2 items and separate disclosures about purchases, sales, issuances, and settlements related to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the new guidance amends the requirements on employer's disclosures about postretirement benefit plan assets to require disclosures be provided by classes of assets instead of by major categories of assets. This guidance is effective for the first reporting period beginning after December 31, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. MMC does not expect this new guidance to have a material impact on its consolidated financial statements.

In October 2009, the FASB amended its guidance on revenue recognition regarding multiple-deliverable revenue arrangements. The guidance is effective prospectively for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is evaluating the impact of adopting this new guidance.

2. Supplemental Disclosures

The following schedule provides additional information concerning acquisitions, interest and income taxes paid:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Purchase acquisitions:			
Assets acquired, excluding cash	**$ 420**	$249	$ 173
Liabilities assumed	**(24)**	(78)	—
Shares issued (10.7 million shares)	**(229)**	—	—
Issuance of debt and other obligations	**(100)**	(45)	(11)
Deferred purchase consideration	**6**	—	44
Net cash outflow for acquisitions	**$ 73**	$126	$ 206
Interest paid	**$ 230**	$216	$ 290
Income taxes paid	**$ 219**	$200	$1,192

MMC had non-cash issuances of common stock under its share-based payment plan of $123 million, $103 million and $82 million at December 31, 2009, 2008 and 2007, respectively.

The consolidated cash flow statements include the cash flow impact of discontinued operations in each cash flow category. The cash flow impact of discontinued operations from the operating, financing and investing cash flow categories is as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Net cash (used for) provided by operations	**$(10)**	$30	$21
Net cash used for financing activities	**$ —**	$—	$ (8)
Net cash provided by investing activities	**$ —**	$—	$ 8

The information above excludes the cash flow impacts of the actual disposal transaction related to discontinued operations because MMC believes the disposal transaction to be cash flows attributable to the parent company, arising from its decision to dispose of the discontinued operation. Cash provided by investing activities include $75 million primarily from the disposal of Kroll Government Services ("KGS") in 2009, $56 million from the disposal of Mediservice and Kroll Crucible in 2008, and $3.4 billion from the disposal of Putnam in 2007.

In the first quarter of 2009, MMC changed the presentation in its statement of cash flows for the issuance of certain equity shares related to employee stock compensation plans. Previously, such issuances were shown in the statements of cash flows as a reduction of cash from operating activities and a source of cash from financing activities. MMC determined that these issuances should be presented as non-cash items and that the presentation in the prior periods was not correct. The presentation in the accompanying statements of cash flows has been corrected to conform with the 2009 presentation, resulting in an increase in cash provided from operations (or decrease in cash used for operations in periods where there is a net cash use) and an increase in cash used for financing activities as follows: year ended December 31, 2008—$103 million; and year ended December 31, 2007—$82 million.

An analysis of the allowance for doubtful accounts is as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Balance at beginning of year	**$103**	$119	$156
Provision charged to operations	**28**	15	4
Accounts written-off, net of recoveries	**(19)**	(16)	(22)
Effect of exchange rate changes and other	**5**	(15)	(19)
Balance at end of year	**$117**	$103	$119

3. Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Foreign currency translation adjustments	**$ 346**	$ (770)	$ 235
Unrealized investment holding (losses) gains, net of income taxes	**(1)**	12	4
Less: Reclassification adjustment for realized gains included in net income, net of income tax liability of $1, $1 and $8 in 2009, 2008 and 2007, respectively	**(1)**	(1)	(26)
(Losses) gains related to pension/retiree plans	**(417)**	(988)	708
Other comprehensive (loss) income	**(73)**	(1,747)	921
Net income (loss)	**242**	(62)	2,489
Comprehensive income (loss)	**$ 169**	$(1,809)	$3,410
Less: Comprehensive income attributable to non-controlling interests	**(15)**	(11)	(14)
Comprehensive income (loss) attributable to MMC	**$ 154**	$(1,820)	$3,396

The components of accumulated other comprehensive income (loss) are as follows:

December 31, *(In millions of dollars)*	**2009**	2008
Foreign currency translation adjustments	**$ 89**	$ (257)
Net unrealized investment gains	**23**	25
Net charges related to pension / retiree plans	**(2,283)**	(1,866)
	$(2,171)	$(2,098)

4. Acquisitions

During 2009, the Company made six acquisitions in its Risk and Insurance Services segment.

In April 2009, Guy Carpenter completed the acquisition of John B. Collins Associates, Inc., previously the fifth-largest reinsurance intermediary in the U.S. and seventh-largest in the world. The acquisition of Collins further strengthens Guy Carpenter's capabilities in medical professional liability, agriculture, Florida property, Program and regional specialty lines of business.

In July 2009, Marsh acquired RJ Neville and Associates, a boutique insurance and risk management firm based in Brisbane. The acquisition, which is part of a broader growth strategy, will build the firm's book of business in the Brisbane area.

In September 2009, Marsh completed the acquisition of International Advisory Services Ltd. (IAS), the largest independent manager of captive and third-party insurance companies in Bermuda. The acquisition strengthens Marsh's position as a global leader in managing captive insurance companies and its rank as Bermuda's largest captive management organization.

In October 2009, Guy Carpenter acquired Rattner Mackenzie Limited, a reinsurance broker based in London. The move has been made in line with Guy Carpenter's strategic growth approach whereby organic expansion is augmented by acquisitions.

In November 2009, Marsh acquired Insurance Alliance, one of the largest independent insurance agencies in Texas. In December 2009, Marsh acquired The NIA Group, LLC, one of the largest independent insurance agencies in the Northeast and the 34th largest agency in the U.S. These transactions mark the beginning of planned strategic acquisitions as Marsh & McLennan Agency builds a national business to serve the needs of small to mid-sized companies across the United States.

Total purchase consideration for the aforementioned acquisitions was $414 million which consisted of cash paid of $85 million, the issuance of 10.7 million shares amounting to $229 million and future payouts of $100 million. The preliminary allocation of purchase consideration noted above and contingent purchase consideration paid for prior acquisitions resulted in acquired goodwill and other intangible assets, amounting to $250 million and $137 million, respectively. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized.

In the first quarter of 2009, MMC acquired the remaining minority interest of a previously majority owned entity for total purchase consideration of $47 million. MMC accounted for this acquisition under the new guidance for consolidations and non-controlling interests. This guidance requires that changes in a parent's ownership interest while retaining financial controlling interest in a subsidiary be accounted for as an equity transaction. Stepping up the acquired assets to fair value or the recording of goodwill is not permitted. Therefore, MMC recorded a decrease to additional paid-in capital in 2009 of $38 million related to this transaction.

Pending Acquisition

In December 2009, Marsh announced it had reached agreement to acquire HSBC Insurance Brokers Ltd. The transaction, which is subject to all relevant regulatory approvals, is expected to close in the second quarter of 2010. This transaction will deepen Marsh's presence in the U.K., Hong Kong, Singapore, China and the Middle East. As part of that agreement, Marsh also entered into a strategic partnership with HSBC Bank, that gives MMC preferred access to provide insurance broking and risk management services to HSBC and their corporate and private clients.

5. Discontinued Operations

In the second quarter of 2009, Kroll sold Kroll Government Services ("KGS"). The after-tax loss on the disposal of KGS and its results of operations for 2009, 2008 and 2007 are included in discontinued operations.

In 2008, discontinued operations also includes Putnam, Mediservice and Kroll Crucible which are discussed in more detail below.

With regard to Putnam, discontinued operations in 2008 includes (1) the impact of immaterial corrections and other adjustments to the fourth quarter of 2007 tax provision related to the transaction, (2) adjustments to the tax provision to reflect differences between tax returns filed in 2008 and the initial estimated provisions, and (3) interest on liabilities for certain tax-related indemnities provided as part of the transaction. In the first quarter of 2008, Marsh completed the sale of Mediservice, a claims administration operation in Brazil. The gain on this disposal, net of tax, is included in discontinued operations in 2008. In the third quarter of 2008, Kroll completed the sale of Kroll Crucible ("Crucible"), a division of its government services operation. The loss on this disposal, net of tax, is included in discontinued operations in 2008.

In 2007, discontinued operations include the gain on the sale of Putnam as well as Putnam's operating income through August 2, 2007.

As part of the disposal of Putnam, MMC provided indemnities to GWL with respect to certain Putnam-related litigation and regulatory matters described in Note 16, and certain indemnities related to contingent tax liabilities (the "indemnified matters"). MMC estimated the "fair value" of the indemnities based on a (i) probability weighted assessment of possible outcomes; or (ii) in circumstances where the probability or amounts of potential outcomes could not be determined, an analysis of similar but not identical circumstances prepared by an MMC-affiliated professional economic valuation firm. The amounts recognized are the greater of the estimated fair value of the indemnity or the amount required to be recorded per the guidelines for accounting for contingencies or the accounting for income taxes (for tax-related matters). The remaining liability related to these indemnities was approximately $192 million at December 31, 2009. This liability considers the potential settlement amount as well as related defense costs. The matters for which indemnities have been provided are inherently uncertain as to their eventual outcome. The process of estimating "fair value" entails necessarily uncertain assumptions about such future outcomes. Consequently, the ultimate resolution of the matters for which indemnities have been provided may well vary significantly from the calculated liabilities.

The indemnities described above do not have a stated expiration date. MMC is released from risk under the indemnity as the indemnified matters are settled or otherwise resolved. Since MMC is not released from risk under the indemnities simply based on the passage of time, future costs of settlements and/or legal fees related to the indemnified matters will be charged against the liability so long as they are consistent with the estimated exposure contemplated for such matters when the liability was established. MMC assesses the status of the indemnified matters each reporting period to determine whether to cease reduction of the liability, and/or whether additional accruals are appropriate for non-tax related matters or for tax related matters. Any future charges or credits resulting from the settlement or resolution of the indemnified matters, or any adjustments to the liabilities related to such matters will be recorded in discontinued operations.

KGS and Kroll Crucible were part of MMC's Risk Consulting & Technology segment. Putnam represented the entire investment management segment.

Summarized Statements of Income data for discontinued operations are as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Revenue	**$32**	$69	$ 840
Income before provision for income tax	**$11**	$15	$ 152
Provision for income tax	**4**	4	68
Income from discontinued operations, net of tax	**7**	11	84
Gain on disposal of discontinued operations	**8**	29	2,965
Provision for income tax	**15**	33	1,117
(Loss) gain on disposal of discontinued operations, net of tax	**(7)**	(4)	1,848
Discontinued operations, net of tax	**$—**	$ 7	$1,932

The balance sheet data for KGS prior to sale has not been reclassified and is included in MMC's consolidated balance sheet at December 31, 2008 in the following categories:

(In millions of dollars)	2008
Assets of discontinued operations:	
Current assets	$18
Fixed assets, net	2
Goodwill and intangible assets	62
Total assets of discontinued operations	$82
Liabilities of discontinued operations:	
Accounts payable and accrued liabilities	$ 7
Total liabilities of discontinued operations	$ 7

6. Goodwill and Other Intangibles

MMC is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. MMC performs the annual impairment test for each of its reporting units during the third quarter of each year. Fair values of the reporting units are estimated using a market approach or a discounted cash flow model. This fair value determination was categorized as level 3 in the fair value hierarchy. Carrying values for the reporting units are based on balances at the prior quarter end and include directly identified assets and liabilities as well as an allocation of those assets and liabilities not recorded at the reporting unit level. MMC completed its 2009 annual review in the third quarter of 2009 and concluded goodwill was not impaired.

As previously reported, in the second quarter of 2009, Kroll completed the sale of KGS, its U.S. government security clearance screening business. As a result of the sale, MMC allocated goodwill between KGS (the portion of the reporting unit sold) and Kroll (the portion of the reporting unit retained), based on the relative fair value of the two units. In addition, as required under GAAP, MMC evaluated the portion of the reporting unit retained for potential impairment. Fair value was estimated using a market approach, based on management's latest projections and outlook for the businesses in the current environment. This fair value determination was categorized as level 3 in the fair value hierarchy. On the basis of the step one impairment test, MMC concluded that goodwill in the reporting unit was impaired. Due to the timing of the trigger event and subsequent completion of the step one test, MMC was unable to fully complete the required step two portion of the impairment assessment prior to the issuance of its second quarter 2009 financial statements. A step two impairment test is required to be completed after an impairment is indicated in a step one test and requires a complete re-valuation of all assets and liabilities of the reporting units in the same manner as a business combination. Based on a preliminary estimate of the step two assessment, MMC recorded a non-cash charge of $315 million in the second quarter of 2009 which represented management's best estimate of the goodwill impairment at June 30, 2009. MMC finalized the second step of the goodwill assessment during the third quarter of 2009 and determined that no adjustment to the charge was required.

In March 2008, MMC announced a management reorganization within the Risk Consulting & Technology segment, whereby two separate units were formed, each reporting directly to MMC's Chief Executive Officer. These units are: (i) Kroll, which includes litigation support and data recovery, background screening, and risk mitigation and response; and (ii) Corporate Advisory and Restructuring. As a result of the management reorganization, MMC conducted an interim goodwill assessment for the new reporting units within the Risk Consulting & Technology segment in the first quarter of 2008. Fair value was estimated using a market approach, based on management's latest projections and outlook for the businesses in the current environment at that time. In particular, events impacting the mortgage markets negatively impacted Kroll Factual Data, and the environment for Corporate Advisory and Restructuring was difficult. On the basis of the step one impairment test, MMC concluded that goodwill in the segment was impaired, and recorded a charge of $425 million in the first quarter of 2008 to reflect the estimated amount of the impairment. Due to the timing of the trigger event and subsequent completion of the step one test, MMC was unable to complete the required step two portion of the impairment assessment prior to the issuance of its first quarter 2008 financial statements. MMC recorded an additional impairment charge of $115 million in the second quarter of 2008.

Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and reviewed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature.

Changes in the carrying amount of goodwill are as follows:

(In millions of dollars)	**2009**	2008
Goodwill recorded	**$7,365**	$7,388
Accumulated impairment losses	**(540)**	—
Balance as of January 1,	**6,825**	7,388
Goodwill acquired	**250**	125
Goodwill impairment	**(315)**	(540)
Disposals	**(62)**	(33)
Other adjustments (a)	**83**	(115)
Balance as of December 31,		
Goodwill recorded	**$7,636**	$7,365
Accumulated impairment losses	**(855)**	(540)
	$6,781	$6,825

(a) Primarily foreign exchange and purchase accounting adjustments.

Goodwill allocable to each of MMC's reportable segments is as follows: Risk and Insurance Services $4.0 billion; Consulting $2.0 billion; and Risk Consulting & Technology $0.8 billion.

Amortized intangible assets consist of the cost of client lists, client relationships and trade names acquired. The gross cost and accumulated amortization is as follows:

December 31, *(In millions of dollars)*	**2009**			2008		
	Gross Cost	**Accumulated Amortization**	**Net Carrying Amount**	Gross Cost	Accumulated Amortization	Net Carrying Amount
Amortized intangibles	**$749**	**$357**	**$392**	$681	$343	$338

Aggregate amortization expense for the years ended December 31, 2009, 2008 and 2007 was $58 million, $72 million and $66 million, respectively, and the estimated future aggregate amortization expense is as follows:

For the Years Ending December 31, *(In millions of dollars)*	Estimated Expense
2010	$ 66
2011	59
2012	54
2013	45
2014	35
Subsequent years	133
	$392

7. Income Taxes

Income before income taxes shown below is based on the geographic location to which such income is attributable. Although income taxes related to such income may be assessed in more than one jurisdiction, the income tax provision corresponds to the geographic location of the income.

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Income before income taxes:			
U.S.	**$(708)**	$(854)	$ 74
Other	**991**	918	781
	$ 283	$ 64	$855
Income taxes:			
Current–			
U.S. Federal	**$(297)**	$ (69)	$ (26)
Other national governments	**272**	158	208
U.S. state and local	**23**	29	67
	(2)	118	249
Deferred–			
U.S. Federal	**14**	(45)	39
Other national governments	**35**	112	39
U.S. state and local	**(6)**	(52)	(29)
	43	15	49
Total income taxes	**$ 41**	$ 133	$298

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

December 31, *(In millions of dollars)*	**2009**	2008
Deferred tax assets:		
Accrued expenses not currently deductible	**$ 569**	$ 586
Differences related to non-U.S. operations [a]	**327**	215
Accrued retirement & postretirement benefits—non-U.S. operations	**80**	91
Accrued retirement benefits U.S.	**359**	363
Net operating losses [b]	**115**	114
Income currently recognized for tax	**67**	60
Foreign tax credit carryforwards	**60**	—
Other	**165**	148
	$1,742	$1,577
Deferred tax liabilities:		
Unrealized investment holding gains	**$ 12**	$ 14
Differences related to non-U.S. operations	**175**	61
Depreciation and amortization	**186**	152
Other	**20**	57
	$ 393	$ 284

[a] Net of valuation allowances of $3 million and $0, respectively.

[b] Net of valuation allowances of $82 million and $54 million, respectively.

December 31, *(In millions of dollars)*	**2009**	2008
Balance sheet classifications:		
Current assets	**$ 107**	$ 147
Other assets	**$1,242**	$1,146

U.S. Federal income taxes are not provided on temporary differences with respect to investments in foreign subsidiaries that are essentially permanent in duration, which at December 31, 2009 amounted to approximately $3.1 billion. The determination of the unrecognized deferred tax liability with respect to these investments is not practicable.

A reconciliation from the U.S. Federal statutory income tax rate to MMC's effective income tax rate is shown below.

For the Years Ended December 31,	**2009**	2008	2007
	%	%	%
U.S. Federal statutory rate	**35.0**	35.0	35.0
U.S. state and local income taxes—net of U.S. Federal income tax benefit	**3.5**	(35.1)	1.3
Differences related to non-U.S. operations	**(29.9)**	(83.4)	(3.0)
Goodwill impairment	**39.1**	275.5	—
Meals and entertainment	**2.4**	13.6	1.1
Dividends paid to employees	**—**	—	(.8)
Change in Uncertain Tax Benefits	**(32.2)**	.4	3.1
Other	**(3.4)**	1.8	(1.8)
Effective tax rate	**14.5**	207.8	34.9

MMC's consolidated effective tax rate in 2009 was 14.5%. The tax rate reflects reductions relating to a decrease in the liability for unrecognized tax benefits and foreign operations taxed at rates lower than the U.S. statutory tax rate, partially offset by the effect of a nondeductible $315 million non-cash goodwill impairment charge. The decrease in the liability for unrecognized tax benefits resulted from expiring statutes of limitations, audit settlements, and changes in estimates.

In 2008, tax expense exceeded income before taxes and minority interest. This was primarily the result of a nondeductible goodwill impairment charge of $540 million, partially offset by foreign operations taxed at rates lower than the U.S. statutory rate. Because the charge was not deductible for tax purposes, it reduced pre-tax income without a corresponding decrease in tax. In addition, significantly lower pre-tax income caused the tax components to disproportionately affect the tax rate, magnifying the effect of foreign operations, state taxes, and other permanent differences.

Valuation allowances had a net increase of $31 million in 2009 and $16 million in 2008. During the respective years, adjustments of the beginning of the year balances of valuation allowances increased income tax expense by $9 million in 2009 and $8 million in 2008. None of the cumulative valuation allowances relate to amounts which if realized would reduce goodwill or increase contributed capital in the future. Approximately 74% of MMC's net operating loss carryforwards expire from 2010 through 2029, and others are unlimited. Foreign tax credit carryforwards expire in 2018 and 2019.

The realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which the tax benefits are deductible or creditable. MMC and Marsh have been profitable globally. However, tax liabilities are determined and assessed on a legal entity and jurisdictional basis. Certain taxing jurisdictions allow or require combined or consolidated tax filings. In the United States, certain groups within MMC, which file on a combined basis, and certain entities within Marsh's operations, which file on a separate entity basis, incurred losses for the last two years as well as the current year. MMC assessed the realizability of its domestic deferred tax assets, particularly state deferred tax assets of Marsh relating to jurisdictions in which it files separate tax returns, state deferred tax assets of all of MMC's domestic operations related to jurisdictions in which MMC files a unitary or combined state tax return, and foreign tax credit carryforwards in MMC's consolidated U.S. federal tax return. When making its assessment about the realization of its domestic deferred tax assets at December 31, 2009, MMC considered all available evidence, placing particular weight on evidence that could be objectively verified. The evidence considered included (i) the nature, frequency, and severity of current and cumulative financial reporting losses, (ii) actions completed that are designed to reduce capacity and adjust to lower demand in the current economic environment, (iii) profit trends evidenced by recent improvements in MMC's and Marsh's operating performance, (iv) the nonrecurring nature of some of the items that contributed to the cumulative losses, (v) the carryforward periods for the NOLs and foreign tax credit carryforwards, (vi) the sources and timing of future taxable income, giving weight to sources according to the extent to which they can be objectively verified, and (vii) tax planning strategies that would be implemented, if necessary, to accelerate utilization of NOLs. Based on its assessment, MMC concluded that it is more likely than not that a substantial portion of these deferred tax assets are realizable and a valuation allowance was recorded to reduce the domestic tax assets to the amount that MMC believes is more likely than not to be realized. In the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to $170 million could be required relating to these domestic deferred tax assets. The realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future earnings from MMC's profitable global operations. In addition, when making its assessment about the realization of its domestic deferred tax assets at December 31, 2009, MMC continued to assess the realizability of deferred tax assets of certain other entities with a history of recent losses, including other U.S. entities that file separate state tax returns and foreign subsidiaries, and recorded valuation allowances as appropriate.

Following is a reconciliation of MMC's total gross unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007:

(In millions of dollars)	**2009**	2008	2007
Balance at January 1	**$ 293**	$351	$272
Additions, based on tax positions related to current year	**8**	6	83
Additions for tax positions of prior years	**28**	22	70
Reductions for tax positions of prior years	**(4)**	(36)	(21)
Reductions due to reclassification of tax indemnifications on sale of Putnam	**—**	—	(26)
Settlements	**(4)**	(47)	(23)
Lapses in statutes of limitation	**(115)**	(3)	(4)
Balance at December 31	**$ 206**	$293	$351

Of the total unrecognized tax benefits at December 31, 2009 and 2008, $128 million and $204 million, respectively, represent the amount that, if recognized, would favorably affect the effective tax rate in any future periods. The total gross amount of accrued interest and penalties at December 31, 2009 and 2008, before any applicable federal benefit, was $32 million and $64 million, respectively.

As discussed in Note 5, MMC has provided certain indemnities related to contingent tax liabilities as part of the disposal of Putnam. The balance of gross unrecognized tax benefits at January 1, 2008 in the chart above includes balances related to Putnam. Following the close of the Putnam transaction, the unrecognized tax benefits of $26 million related to stand alone tax returns filed by Putnam (not as part of an MMC consolidated tax group) have been reclassified and are included as part of the fair value liability for contingent tax indemnities. In addition, at December 31, 2008 and December 31, 2009, $81 million and $73 million, respectively, included in the chart above, relates to Putnam issues included in consolidated MMC tax returns. Since MMC remains primarily liable to the taxing authorities for resolution of uncertain tax positions related to consolidated returns, these balances will remain as part of MMC's consolidated liability for uncertain tax positions. Any future charges or credits that are directly related to the disposal of Putnam and the indemnified contingent tax issues, including interest accrued, will be recorded in discontinued operations as incurred.

MMC is routinely examined by the jurisdictions in which it has significant operations. The Internal Revenue Service completed its examination of 2003 through 2005 during the fourth quarter of 2008 and is currently examining 2006 through 2008. New York State has examinations underway for various entities covering the years 2003 through 2007. California completed its examination of years 2003 through 2005 and years 2000 through 2005 are in various stages of appeal. Massachusetts is examining years 2003 through 2005 for various entities. The United Kingdom is examining tax years 2007 through 2008 for various subsidiaries. Earlier years are closed in all of the foregoing jurisdictions. MMC regularly considers the likelihood of assessments in each of the taxing jurisdictions resulting from examinations. MMC has established appropriate liabilities for uncertain tax positions in relation to the potential assessments. MMC believes the resolution of tax matters will not have a material effect on the consolidated financial condition of MMC, although a resolution could have a material impact on MMC's net income or cash flows and on its effective tax rate in a particular future period. It is reasonably possible that the total amount of unrecognized tax benefits will decrease between zero and approximately $80 million within the next twelve months due to settlement of audits and expiration of statutes of limitation.

8. Retirement Benefits

MMC maintains qualified and non-qualified defined benefit pension and defined contribution plans for its eligible U.S. employees and a variety of defined benefit and defined contribution plans for eligible non-U.S. employees. MMC's policy for funding its tax-qualified defined benefit pension plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign laws.

Combined U.S. and non-U.S. Plans

The weighted average actuarial assumptions utilized for the U.S. and significant non-U.S. defined benefit plans as of the end of the year are as follows:

	Pension Benefits		Postretirement Benefits	
	2009	2008	**2009**	2008
Weighted average assumptions:				
Discount rate (for expense)	**6.4%**	6.1%	**6.7%**	6.5%
Expected return on plan assets	**8.1%**	8.2%	**—**	—
Rate of compensation increase (for expense)	**3.7%**	3.8%	**—**	—
Discount rate (for benefit obligation)	**6.0%**	6.4%	**6.3%**	6.7%
Rate of compensation increase (for benefit obligation)	**4.2%**	3.7%	**—**	—

MMC uses actuaries from Mercer, a subsidiary of the Company, to perform valuations of its pension plans. The long-term rate of return assumption is selected for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. MMC utilizes a model developed by the Mercer actuaries to assist in the setting of this assumption. The model takes into account several factors, including: actual and target portfolio allocation; investment, administrative and trading expenses incurred directly by the plan trust; historical portfolio performance; relevant forward-looking economic analysis; and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio. MMC generally does not adjust the rate of return assumption from year to year if, at the measurement date, it is within the best estimate range, defined as between the 25th and 75th percentile of the expected long-term annual returns in accordance with the "American Academy of Actuaries Pension Practice Council Note May 2001 Selecting and Documenting Investment Return Assumptions" and consistent with Actuarial Standards of Practice No. 27. The historical five- and ten-year average asset returns of each plan are also reviewed to ensure they are consistent and reasonable compared with the best estimate range. The expected return on plan assets is determined by applying the assumed long-term rate of return to the market-related value of plan assets. This market-related value recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future market-related value of the assets will be impacted as previously deferred gains or losses are recorded.

The target asset allocation for the U.S. plans is 65% equities and 35% fixed income, and for the U.K. plans, which comprise approximately 82% of non-U.S. plan assets, is 58% equities and 42% fixed income. As of the measurement date, the actual allocation of assets for the U.S. plan was 69% to equities and 31% to fixed income, and for the U.K. plans was 58% to equities and 42% to fixed income. The assets of MMC's defined benefit plans are well-diversified and are managed in accordance with applicable laws and with the goal of maximizing the plans' real return within acceptable risk parameters. MMC uses threshold-based portfolio rebalancing to ensure the actual portfolio remains consistent with target asset allocation ranges.

The U.S. qualified plan holds eight million shares of MMC common stock which were contributed to the Plan by MMC. This represents approximately 6% of that plan's assets.

The pension plan in the United Kingdom holds a limited partnership interest in the Trident III private equity fund valued at $206 million at December 31, 2009.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices such as the Markit iBoxx £ Corporates AA 15+ index in the U.K. Projected compensation increases reflect current expectations as to future levels of inflation.

The components of the net periodic benefit cost for combined U.S. and non-U.S. defined benefit plans and other postretirement plans are as follows:

For the Years Ended December 31, *(In millions of dollars)*	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 188**	$ 207	$ 230	**$ 5**	$ 6	$ 6
Interest cost	**551**	597	565	**17**	17	15
Expected return on plan assets	**(788)**	(849)	(799)	**—**	—	—
Amortization of prior service credit	**(49)**	(55)	(56)	**(13)**	(14)	(13)
Recognized actuarial loss	**70**	66	207	**1**	1	2
Net periodic benefit (credit) cost	**$ (28)**	$ (34)	$ 147	**$10**	$10	$10

Plan Assets

For the U.S. plan, investment allocation decisions are made by a fiduciary committee composed of senior executives appointed by MMC's Chief Executive Officer. For the non-U.S. plans, investment allocation decisions are made by local fiduciaries, in consultation with MMC for the larger plans. Plan assets are invested in a manner consistent with the fiduciary standards set forth in all relevant laws relating to pensions and trusts in each country. Our primary investment objectives are (1) to achieve an investment return that, in combination with current and future contributions, will provide sufficient funds to pay benefits, and (2) to minimize the risk of large losses. Our investment allocations are designed to meet these objectives by broadly diversifying plan assets among numerous asset classes with differing expected returns, volatilities, and correlations.

The major categories of plan assets include equity securities, equity alternative investments, and fixed income securities. For the U.S. qualified plan, the category ranges are 60-70% for equities and equity alternatives, and 30-40% for fixed income. For the U.K. Plan, the category ranges are 55-61% for equities and equity alternatives, and 39-45% for fixed income. Asset allocation ranges are evaluated at least every three years. Asset allocation is monitored monthly, and rebalancing actions are taken as needed.

Plan investments are exposed to stock market, interest rate, and credit risk. Concentrations of these risks are generally limited due to diversification by investment style within each asset class, diversification by investment manager, diversification by industry sectors and issuers, and the dispersion of investments across many geographic areas.

U.S. Plans

The following schedules provide information concerning MMC's U.S. defined benefit pension plans and postretirement benefit plans:

December 31, (In millions of dollars)	U.S. Pension Benefits 2009	U.S. Pension Benefits 2008	U.S. Postretirement Benefits 2009	U.S. Postretirement Benefits 2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 3,411**	$ 3,111	**$ 185**	$ 173
Service cost	**76**	73	**4**	4
Interest cost	**219**	210	**12**	12
Actuarial (gain) loss	**75**	159	**(23)**	6
Medicare Part D subsidy	**—**	—	**1**	5
Benefits paid	**(152)**	(142)	**(16)**	(15)
Benefit obligation at end of year	**$ 3,629**	$ 3,411	**$ 163**	$ 185
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 2,761**	$ 3,532	**$ —**	$ —
Actual return on plan assets	**328**	(649)	**—**	—
Employer contributions	**22**	20	**15**	10
Medicare Part D subsidy	**—**	—	**1**	5
Benefits paid	**(152)**	(142)	**(16)**	(15)
Fair value of plan assets at end of year	**$ 2,959**	$ 2,761	**$ —**	$ —
Funded status	**$ (670)**	$ (650)	**$(163)**	$(185)
Net liability recognized	**$ (670)**	$ (650)	**$(163)**	$(185)
Amounts recognized in the consolidated balance sheets:				
Current liabilities	**$ (22)**	$ (21)	**$ (11)**	$ (11)
Noncurrent liabilities	**(648)**	(629)	**(152)**	(174)
	$ (670)	$ (650)	**$(163)**	$(185)
Amounts not yet recognized in net periodic cost and included in accumulated other comprehensive income:				
Unrecognized prior service credit	**$ 73**	$ 120	**$ 39**	$ 52
Unrecognized net actuarial (loss) gain	**(1,258)**	(1,270)	**9**	(15)
Total amounts included in accumulated other comprehensive income	**$(1,185)**	$(1,150)	**$ 48**	$ 37
Cumulative employer contributions in excess of net periodic cost	**515**	500	**(211)**	(222)
Net amount recognized in consolidated balance sheet	**$ (670)**	$ (650)	**$(163)**	$(185)
Accumulated benefit obligation at December 31	**$ 3,516**	$ 3,309	**$ —**	$ —

December 31, (In millions of dollars)	U.S. Pension Benefits 2009	U.S. Pension Benefits 2008	U.S. Postretirement Benefits 2009	U.S. Postretirement Benefits 2008
Reconciliation of unrecognized prior service credit:				
Amount disclosed as of prior year-end	**$120**	$174	**$ 52**	$65
Recognized as component of net periodic benefit credit	**(47)**	(54)	**(13)**	(13)
Amount at end of year	**$ 73**	$120	**$ 39**	$52

December 31, (In millions of dollars)	U.S. Pension Benefits 2009	U.S. Pension Benefits 2008	U.S. Postretirement Benefits 2009	U.S. Postretirement Benefits 2008
Reconciliation of unrecognized net actuarial gain (loss):				
Amount disclosed as of prior year-end	**$(1,270)**	$ (195)	**$(15)**	$ (9)
Recognized as component of net periodic benefit cost	**52**	22	**1**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Liability experience	**(75)**	(159)	**23**	(6)
Asset experience	**35**	(938)	**—**	—
Total gain (loss) recognized as change in plan assets and benefit obligations	**(40)**	(1,097)	**23**	(6)
Amount at end of year	**$(1,258)**	$(1,270)	**$ 9**	$(15)

For the Years Ended December 31, (In millions of dollars)	U.S. Pension Benefits 2009	U.S. Pension Benefits 2008	U.S. Pension Benefits 2007	U.S. Postretirement Benefits 2009	U.S. Postretirement Benefits 2008	U.S. Postretirement Benefits 2007
Total recognized in net periodic benefit cost and other comprehensive loss (income)	**$42**	$1,092	$(284)	**$(7)**	$21	$(4)

Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year:

(In millions of dollars)	U.S. Pension Benefits 2010	U.S. Postretirement Benefits 2010
Prior service credit	**$(18)**	**$(13)**
Net actuarial loss	**67**	**—**
Projected cost (credit)	**$ 49**	**$(13)**

The weighted average actuarial assumptions utilized in determining the above amounts for the U.S. defined benefit and other U.S. postretirement plans as of the end of the year are as follows:

	U.S. Pension Benefits 2009	U.S. Pension Benefits 2008	U.S. Postretirement Benefits 2009	U.S. Postretirement Benefits 2008
Weighted average assumptions:				
Discount rate (for expense)	**6.6%**	6.9%	**6.6%**	6.9%
Expected return on plan assets	**8.75%**	8.75%	**—**	—
Rate of compensation increase (for expense)	**3.4%**	3.4%	**—**	—
Discount rate (for benefit obligation)	**6.4%**	6.6%	**6.3%**	6.6%
Rate of compensation increase (for benefit obligation)	**3.9%**	3.4%	**—**	—

The projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $3.6 billion, $3.5 billion and $3.0 billion, respectively, as of December 31, 2009 and $3.4 billion, $3.3 billion and $2.8 billion, respectively, as of December 31, 2008.

The projected benefit obligation and fair value of plan assets for U.S. pension plans with projected benefit obligation in excess of plan assets was $3.6 billion and $3.0 billion, respectively, as of December 31, 2009 and $3.4 billion and $2.8 billion, respectively, as of December 31, 2008.

The components of the net periodic benefit cost for the U.S. defined benefit and other postretirement benefit plans are as follows:

For the Years Ended December 31, *(In millions of dollars)*	U.S. Pension Benefits			U.S. Postretirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 76**	$ 73	$ 82	**$ 4**	$ 4	$ 4
Interest cost	**219**	211	196	**12**	12	11
Expected return on plan assets	**(293)**	(289)	(267)	**—**	—	—
Amortization of prior service credit	**(47)**	(54)	(54)	**(13)**	(13)	(13)
Recognized actuarial loss	**52**	22	82	**1**	—	2
Net periodic benefit cost (credit)	**$ 7**	$ (37)	$ 39	**$ 4**	$ 3	$ 4

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The net periodic benefit cost shown above for 2009, 2008 and 2007, respectively, includes the subsidy.

The assumed health care cost trend rate for Medicare eligibles is approximately 8.8% in 2010, gradually declining to 4.5% in 2029, and the rate for non-Medicare eligibles is 8.4% in 2010, gradually declining to 4.5% in 2029. Assumed health care cost trend rates have a small effect on the amounts reported for the U.S. health care plans because MMC caps its share of health care trend at 5%. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions of dollars)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$—	$—
Effect on postretirement benefit obligation	$ 1	$(1)

Estimated Future Contributions

MMC expects to fund approximately $25 million for its U.S. non-qualified plan in 2010. MMC's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign law. There currently is no ERISA funding requirement for the U.S. qualified plan for 2009 or 2010.

Non-U.S. Plans

The following schedules provide information concerning MMC's non-U.S. defined benefit pension plans and non-U.S. postretirement benefit plans.

December 31,	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
(In millions of dollars)	**2009**	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 5,228**	$ 7,056	**$ 63**	$ 91
Service cost	**112**	134	**1**	2
Interest cost	**332**	386	**5**	5
Employee contributions	**16**	22	**—**	—
Actuarial (gain) loss	**679**	(602)	**(3)**	(13)
Effect of settlement	**(218)**	(2)	**—**	—
Effect of curtailment	**—**	(3)	**—**	—
Special termination benefits	**—**	3	**—**	—
Benefits paid	**(246)**	(266)	**(3)**	(3)
Foreign currency changes	**442**	(1,500)	**7**	(19)
Other	**9**	—	**—**	—
Benefit obligation at end of year	**$ 6,354**	$ 5,228	**$ 70**	$ 63
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 5,033**	$ 7,513	**$ —**	$ —
Actual return on plan assets	**754**	(950)	**—**	—
Effect of settlement	**(218)**	(2)	**—**	—
Company contributions	**397**	250	**3**	3
Employee contributions	**16**	22	**—**	—
Benefits paid	**(246)**	(266)	**(3)**	(3)
Foreign currency changes	**438**	(1,534)	**—**	—
Other	**9**	—	**—**	—
Fair value of plan assets at end of year	**$ 6,183**	$ 5,033	**$ —**	$ —
Funded status	**$ (171)**	$ (195)	**$(70)**	$(63)
Net (liability) asset recognized	**$ (171)**	$ (195)	**$(70)**	$(63)

Amounts recognized in the consolidated balance sheets:				
Noncurrent assets	**$ 94**	$ 150	**$ —**	$ —
Current liabilities	**(10)**	(9)	**(3)**	(3)
Noncurrent liabilities	**(255)**	(336)	**(67)**	(60)
	$ (171)	$ (195)	**$(70)**	$(63)
Amounts not yet recognized in net periodic cost and included in accumulated other comprehensive income:				
Unrecognized prior service credit	**$ 24**	$ 21	**$ 1**	$ 1
Unrecognized net actuarial loss	**(2,268)**	(1,713)	**(4)**	(7)
Total amounts included in AOCI	**$(2,244)**	$(1,692)	**$ (3)**	$ (6)
Cumulative employer contributions in excess of net periodic cost	**2,073**	1,497	**(67)**	(57)
Net amount recognized in consolidated balance sheet	**$ (171)**	$ (195)	**$(70)**	$(63)
Accumulated benefit obligation at December 31	**$ 5,880**	$ 4,850	**$ —**	$ —

December 31, (In millions of dollars)	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
	2009	2008	**2009**	2008
Reconciliation of prior service credit:				
Amount disclosed as of prior year-end	**$21**	$28	**$1**	$2
Recognized as component of net periodic benefit credit	**(2)**	(2)	**—**	(1)
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Plan amendments	**1**	—	**—**	—
Exchange rate adjustments	**4**	(5)	**—**	—
Amount at end of year	**$24**	$21	**$1**	$1

December 31, (In millions of dollars)	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
	2009	2008	**2009**	2008
Reconciliation of net actuarial loss:				
Amount disclosed as of prior year-end	**$(1,713)**	$(1,317)	**$(7)**	$(24)
Recognized as component of net periodic benefit cost	**18**	43	**—**	1
Effect of settlement	**1**	(1)	**—**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Liability experience	**(679)**	602	**4**	13
Asset experience	**259**	(1,510)	**—**	—
Effect of curtailment	**—**	4	**—**	—
Total amount recognized as change in plan assets and benefit obligations	**(420)**	(904)	**4**	13
Other	**—**	(6)	**—**	—
Exchange rate adjustments	**(154)**	472	**(1)**	3
Amount at end of year	**$(2,268)**	$(1,713)	**$(4)**	$ (7)

For the Years Ended December 31, (In millions of dollars)	Non-U.S. Pension Benefits			Non-U.S. Postretirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Total recognized in net periodic benefit cost and other comprehensive loss (income)	**$519**	$409	$(599)	**$3**	$(9)	$12

Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year:

(In millions of dollars)	Non-U.S. Pension Benefits 2010
Prior service credit	**$(2)**
Net actuarial loss	**77**
Projected cost	**$75**

The weighted average actuarial assumption utilized in determining the above amounts for the non-U.S. defined benefit and other non-U.S. postretirement plans as of the end of the year are as follows:

December 31, (In millions of dollars)	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
	2009	2008	**2009**	2008
Weighted average assumptions:				
Discount rate (for expense)	**6.3%**	5.7%	**6.9%**	5.7%
Expected return on plan assets	**7.8%**	8.0%	**—**	—
Rate of compensation increase (for expense)	**3.9%**	4.0%	**—**	—
Discount rate (for benefit obligation)	**5.8%**	6.3%	**6.2%**	6.9%
Rate of compensation increase (for benefit obligation)	**4.3%**	3.9%	**—**	—

The non-U.S. defined benefit plans do not have any direct ownership of MMC common stock.

The pension plan in the United Kingdom holds a limited partnership interest in the Trident III private equity fund valued at $206 million at December 31, 2009.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $451 million, $399 million and $238 million, respectively, as of December 31, 2009 and $555 million, $494 million and $308 million, respectively, as of December 31, 2008.

The projected benefit obligation and fair value of plan assets for non-U.S. pension plans with projected benefit obligations in excess of plan assets was $5.2 billion and $5.0 billion, respectively, as of December 31, 2009 and $3.1 billion and $2.7 billion, respectively, as of December 31, 2008.

The components of the net periodic benefit cost for the non-U.S. defined benefit and other postretirement benefit plans and the curtailment, settlement and termination expenses are as follows:

For the Years Ended December 31, (In millions of dollars)	Non-U.S. Pension Benefits			Non-U.S. Postretirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 112**	$ 134	$ 148	**$1**	$2	$2
Interest cost	**332**	386	369	**5**	5	4
Expected return on plan assets	**(495)**	(560)	(532)	**—**	—	—
Amortization of prior service credit	**(2)**	(1)	(2)	**—**	(1)	—
Recognized actuarial loss	**18**	44	125	**—**	1	—
Net periodic benefit cost	**$ (35)**	$ 3	$ 108	**$6**	$7	$6
Settlement (gain)/loss	**1**	(1)	(2)	**—**	—	—
Curtailment (gain)/loss	**—**	1	(2)	**—**	—	—
Special termination benefits	**—**	3	2	**—**	—	—
Total (credit) cost	**$ (34)**	$ 6	$ 106	**$6**	$7	$6

The assumed health care cost trend rate was approximately 6.8% in 2010, gradually declining to 4.5% in 2025. Assumed health care cost trend rates have a significant effect on the amounts reported for the non-U.S. health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions of dollars)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 1	$(1)
Effect on postretirement benefit obligation	$10	$(6)

Estimated Future Contributions

MMC expects to fund approximately $250 million to its non-U.S. pension plans in 2010. Funding requirements for non-U.S. plans vary by country. Contribution rates are determined by the local actuaries based on local funding practices and requirements. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. In addition, amounts funded in the future, to the extent not due under regulatory requirements, may be affected by alternative uses of MMC's cash flows, including dividends, investments and share repurchases.

Estimated Future Benefit Payments

MMC's estimated future benefit payments for its pension and postretirement benefits (without reduction for Medicare subsidy receipts) at December 31, 2009 are as follows:

December 31,	Pension Benefits		Postretirement Benefits	
(In millions of dollars)	U.S.	Non-U.S.	U.S.	Non-U.S.
2010	$ 172	$ 240	$13	$4
2011	181	246	14	4
2012	192	261	14	4
2013	203	273	14	4
2014	215	294	14	4
2015-2019	1,276	1,736	77	25

Defined Benefit Plans Fair Value Disclosures

In December 2008 the FASB issued guidance for Employers' Disclosures About Pension and Other Post Retirement Benefit Plan Assets. The guidance requires fair value plan asset disclosures for an employer's defined benefit pension and postretirement plans similar to the guidance on Fair Value Measurements as well as (a) how investment allocation decisions are made, (b) the major categories of plan assets, and (c) significant concentrations of risk within plan assets.

The U.S. and non-U.S. plan investments are classified into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the U.S. and non-U.S. plans investments measured at fair value on a recurring basis at December 31, 2009.

	Fair Value Measurements at December 31, 2009			
Assets *(In millions of dollars)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
MMC common stock	$ 176	$ —	$ —	$ 176
Corporate stocks	1,611	176	11	1,798
Government securities	25	400	3	428
Corporate obligations	17	950	5	972
Partnership interests	—	—	301	301
Common/collective trusts	8	4,165	—	4,173
Insurance group annuity contracts	—	—	17	17
Short-term investment funds	299	3	—	302
Swaps	—	10	—	10
Other investments	125	34	180	339
Private equity	—	—	336	336
Real estate	3	4	269	276
Total investments	$2,264	$5,742	$1,122	$9,128

The table below sets forth a summary of changes in the fair value of the plans' Level 3 assets for the year ended December 31, 2009:

Assets *(In millions)*	Fair Value, Beginning of Period	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, End of Period
Corporate stocks	$ 1	$ 8	$ (5)	$ 4	$—	$—	$ 3	$ 11
Government securities	11	3	(9)	(2)	2	—	(2)	3
Corporate obligations	63	4	(19)	2	(6)	—	(39)	5
Partnership interests	334	53	(22)	(69)	5	—	—	301
Insurance group annuity contracts	16	132	(131)	—	—	—	—	17
Swaps	12	—	(10)	(8)	6	—	—	—
Other investments	162	62	(40)	(14)	(1)	7	4	180
Private equity	353	45	(66)	(55)	30	29	—	336
Real estate	243	236	(237)	26	(19)	20	—	269
Total assets	$1,195	$543	$(539)	$(116)	$17	$56	$(34)	$1,122
Swap liabilities	$ (10)	$ 10	$ —	$ 8	$ (8)	$—	$ —	$ —

Following is a description of the valuation methodologies used for assets measured at fair value.

MMC common stock: Valued at the closing price reported on the New York Stock Exchange.

Common stocks, preferred stocks, convertible equity securities and rights/warrants (included in corporate stocks): Valued at the closing price reported on the primary exchange.

Corporate bonds (included in corporate obligations): The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models.

Commercial paper (included in corporate obligations): The fair value of commercial paper is estimated using observable market data such as maturity date, issue date, credit rating, current commercial paper rates and settlement date.

Commercial mortgage-backed and asset-backed securities (included in corporate obligations): Fair value is determined using discounted cash flow models. Observable inputs are based on trade and quote activity of bonds with similar features including issuer vintage, purpose of underlying loan (first or second lien), prepayment speeds and credit ratings. The discount rate is the combination of the appropriate rate from the benchmark yield curve and the discount margin based on quoted prices.

Common/collective trusts: Valued at the quoted market prices of the underlying investments at year end.

U.S. government bonds (included in government securities): The fair value of U.S. government bonds is estimated by pricing models that utilize observable market data including quotes, spreads and data points for yield curves.

U.S. agency securities (included in government securities): U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are valued by benchmarking market-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include certain "To-be-announced" (TBA) securities and mortgage pass-through pools. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through pools are model driven with respect to spreads of the comparable TBA security.

Partnerships and joint ventures: The fair value of investments in partnership interests are valued by the general partner of the partnership and based on valuation techniques consistent with industry practice. Investments are valued in the accompanying financial statements based on the Plan's beneficial interest in the underlying net assets of the partnership as determined by the partnership agreement.

Insurance group annuity contracts: The fair values for these investments are based on the current market value of the aggregate accumulated contributions plus interest earned.

Swap assets and liabilities: Fair values for interest rate swaps, equity index swaps and inflation swaps are estimated using a discounted cash flow pricing model. These models use observable market data such as contractual fixed rate, broker quotes, spot equity price or index value and dividend data. The fair values of credit default swaps are estimated using an income approach model which determines expected cash flows based on default probabilities from the issuer specific credit spread curve and credit loss recovery rates, both of which are dependent on market quotes.

Real estate investments trusts (included in Other Assets): Valued at the closing price reported on an exchange.

Short-term investment funds: Primarily high-grade money market instruments valued at net asset value at year-end.

Real estate: Valued by investment managers using generally proprietary pricing models.

Registered investment companies: Valued at the closing price reported on the primary exchange.

Defined Contribution Plans

MMC maintains certain defined contribution plans for its employees, including the Marsh & McLennan Companies, Inc. 401(k) Savings & Investment Plan ("401(k)"), that are qualified under U.S. tax laws. Under these plans, eligible employees may contribute a percentage of their base salary, subject to certain limitations. For the 401(k), MMC matches a fixed portion of the employees' contributions and may also make additional discretionary contributions. The 401(k) contains an Employee Stock Ownership Plan under U.S. tax law and plan assets of which approximately $289 million at December 31, 2009 and $321 million at December 31, 2008 were invested in MMC common stock. If a participant does not choose an investment direction for his or her future MMC matching contributions, they are automatically invested in a BlackRock Global Investors Lifepath Portfolio that most closely matches the participant's expected retirement year. The cost of these defined contribution plans related to continuing operations was $52 million, $53 million, and $46 million for 2009, 2008 and 2007, respectively.

9. Stock Benefit Plans

MMC maintains multiple share-based payment arrangements under which employees are awarded grants of restricted stock units, stock options and other forms of stock-based payment arrangements. Effective July 1, 2005, MMC adopted the revised guidelines for accounting for stock compensation using the modified-prospective transition method. Under this transition method, compensation cost includes compensation cost for all share-based payment arrangements granted prior to but not yet vested as of July 1, 2005, based on the grant date fair value and expense attribution methodology determined in accordance with the prior accounting guidance, and compensation cost for all share-based payment arrangements granted subsequent to June 30, 2005, based on the grant-date fair value and expense attribution methodology determined in accordance with the revised guidance.

MMC Incentive and Stock Award Plans

In 2000, the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (the "2000 Employee Plan") and the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (the "2000 Executive Plan") were adopted. The types of awards permitted under these plans include stock options, restricted stock, stock bonus units, restricted and deferred stock units payable in MMC common stock or cash, and other stock-based and performance-based awards. The Compensation Committee of the Board of Directors (the "Compensation Committee") determines, at its discretion, which affiliates may participate in the plans, which eligible employees will receive awards, the types of awards to be received, and the terms and conditions thereof. The right of an employee to receive an award may be subject to performance conditions as specified by the Compensation Committee. The 2000 Plans contain provisions which, in the event of a change in control of MMC, may accelerate the vesting of the awards. Awards relating to not more than 80,000,000 shares of common stock may be made over the life of the 2000 Employee Plan plus shares remaining unused under pre-existing employee stock plans. Awards relating to not more than 8,000,000 shares of common stock may be made over the life of the 2000 Executive Plan plus shares remaining unused under pre-existing executive stock plans.

Stock Options: Options granted under the 2000 Plans may be designated as either incentive stock options or non-qualified stock options. The Compensation Committee determines the terms and conditions of the option, including the time or times at which an option may be exercised, the methods by which such exercise price may be paid, and the form of such payment. Options are generally granted with an exercise price equal to the market value of MMC's common stock on the date of grant. These option awards generally vest 25% per annum and have a contractual term of 10 years. On March 16, 2005, MMC began granting options that provide for a market-based triggering event before a vested option can be exercised. The terms and conditions of these stock option awards provide that (i) options will vest at a rate of 25% a year beginning one year from the date of grant and (ii) each vested tranche will only become exercisable if the market price of MMC's stock appreciates to a level of 15% above the exercise price of the option and maintains that level for at least ten (10) consecutive trading days after the award has vested. MMC accounts for these awards as market-condition options. The effect of the market condition is reflected in the grant-date fair value of such awards. Compensation cost is recognized over the requisite service period and is not subsequently adjusted if the market condition is not met. For awards without a market-based triggering event, compensation cost is generally recognized on a straight-line basis over the requisite service period which is normally the vesting period.

The estimated fair value of options granted without a market-based triggering event is calculated using the Black-Scholes option pricing valuation model. This model takes into account several factors and assumptions. The risk-free interest rate is based on the yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumption at the time of grant. The expected life (estimated period of time outstanding) is estimated using the contractual term of the option and the effects of employees' expected exercise and post-vesting employment termination behavior. MMC uses a blended volatility rate based on the following: (i) volatility derived from daily closing price observations for the 10-year period ended on the valuation date, (ii) implied volatility derived from traded options for the period one week before the valuation date and (iii) average volatility for the 10-year periods ended on 15 anniversaries prior to the valuation date, using daily closing price observations. The expected dividend yield is based on expected dividends for the expected term of the stock options.

The assumptions used in the Black-Scholes option pricing valuation model for options granted by MMC in 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Risk-free interest rate	**2.16%-2.68%**	2.98%-3.33%	4.54%
Expected life (in years)	**6.75**	6.0	5.0
Expected volatility	**33.5%-36.4%**	29.7%-32.2%	29.9%
Expected dividend yield	**4.15%-4.20%**	2.93%-3.07%	2.37%

The estimated fair value of options granted with a market-based triggering event was calculated using a binomial valuation model. The factors and assumptions used in this model are similar to those utilized in the Black-Scholes option pricing valuation model except that the risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve over the contractual term of the option, and the expected life is calculated by the model.

The assumptions used in the binomial option pricing valuation model for options granted during 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Risk-free interest rate	**0.42%-2.40%**	1.99%-4.41%	3.2%-5.0%
Expected life (in years)	**5.6-7.7**	5.0-7.5	5.2-7.4
Expected volatility	**35.6%**	29.7%-33.1%	27.8%-30.0%
Expected dividend yield	**3.62%**	2.3%-3.1%	2.6%-2.9%

A summary of the status of MMC's stock option awards as of December 31, 2009 and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Balance at January 1, 2009	**50,685,730**	**$34.13**		
Granted	**4,274,436**	**$19.11**		
Exercised	**—**	**—**		
Canceled or exchanged	**—**	**—**		
Forfeited	**328,559**	**$28.41**		
Expired	**8,267,492**	**$37.78**		
Balance at December 31, 2009	**46,364,115**	**$32.14**	**4.6 years**	**13,168**
Options vested or expected to vest at December 31, 2009	**45,537,786**	**$32.34**	**4.5 years**	**11,116**
Options exercisable at December 31, 2009	**21,654,405**	**$36.85**	**2.3 years**	**—**

In the above table, forfeited options are unvested options whose requisite service period has not been met. Expired options are vested options that were not exercised.

The weighted-average grant-date fair value of MMC's option awards granted during the years ended December 31, 2009, 2008 and 2007 was $4.63, $6.63, and $7.79, respectively. The total intrinsic value of options exercised during the same periods was $0 million, $3 million, and $8 million, respectively.

As of December 31, 2009, there was $15.2 million of unrecognized compensation cost related to MMC's option awards. The weighted-average period over which that cost is expected to be recognized is 1.9 years. Cash received from the exercise of stock options for the years ended December 31, 2009, 2008 and 2007 was $0 million, $21 million, and $53 million, respectively.

MMC's policy is to issue treasury shares upon option exercises or share unit conversion. MMC intends to issue treasury shares as long as an adequate number of those shares are available.

Restricted Stock Units: Restricted stock units may be awarded under MMC's Incentive and Stock Award plans. The Compensation Committee determines the restrictions on such units, when the restrictions lapse, when the units vest and are paid, and upon what terms the units are forfeited. The cost of these awards is amortized over the vesting period, which is generally three years. Beginning with awards granted in 2006, awards to senior executives and other employees may include three-year performance-based restricted stock units and three-year service-based restricted stock units. The payout of performance-based restricted stock units (payable in shares of MMC common stock) may range from 0–200% of the number of units granted, based on the achievement of objective, pre-determined MMC or operating company performance measures over a three-year performance period. MMC accounts for these awards as performance condition restricted stock units. The performance condition is not considered in the determination of grant date fair value of such awards. Compensation cost is recognized over the performance period based on management's estimate of the number of units expected to vest and is adjusted to reflect the actual number of shares paid out at the end of the three-year performance period. Dividend equivalents are paid on both performance-based and service-based restricted stock units prior to payout, based on the initial grant amount. Beginning with awards granted on or after February 23, 2009, dividend equivalents are not paid out unless the award vests.

A summary of the status of MMC's restricted stock unit awards as of December 31, 2009 and changes during the period then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2009	**8,289,168**	**$27.52**
Granted	**7,911,448**	**$19.03**
Vested	**1,825,938**	**$27.60**
Forfeited	**700,165**	**$26.33**
Non-vested balance at December 31, 2009	**13,674,513**	**$22.65**

The weighted-average grant-date fair value of MMC's restricted stock units granted during the years ended December 31, 2008 and 2007 was $26.16 and $29.60, respectively. The total fair value of MMC's restricted stock units distributed during the years ended December 31, 2009, 2008, and 2007 was $35.1 million, $22.4 million and $7.4 million, respectively.

Deferred Stock Units: Deferred stock units may be awarded under MMC's incentive and stock award plans. The Compensation Committee determines the restrictions on such units, when the restrictions lapse, when the units vest and are paid, and upon what terms the units are forfeited. The cost of these awards is amortized over the vesting period, which is generally three years.

A summary of the status of MMC's deferred stock unit awards as of December 31, 2009 and changes during the period then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2009	**9,411,029**	**$28.24**
Granted	**1,233,678**	**$21.25**
Vested	**2,710,994**	**$29.56**
Forfeited	**481,913**	**$27.78**
Non-vested balance at December 31, 2009	**7,451,800**	**$26.63**

The weighted-average grant-date fair value of MMC's deferred stock units granted during the years ended December 31, 2008 and 2007 was $26.56 and $28.83, respectively. The total fair value of MMC's deferred stock units distributed during the years ended December 31, 2009, 2008, and 2007 was $52.8 million, $71.6 million, and $75.6 million, respectively.

Restricted Stock: Restricted shares of MMC's common stock may be awarded under MMC's incentive and stock award plans and are subject to restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose. The Compensation Committee may also determine when and under what circumstances the restrictions may lapse and whether the participant receives the rights of a stockholder, including, without limitation, the right to vote and receive dividends. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions is forfeited upon termination of employment. Shares granted generally become unrestricted at the earlier of: (1) January 1 of the year following the vesting grant date anniversary or (2) the later of the recipient's normal or actual retirement date. For shares granted prior to 2004, the vesting grant date anniversary is ten years. For shares granted during 2004 and 2005, the vesting grant date anniversary is 7 years and 5 years, respectively. However, certain restricted shares granted in 2005 vested on the third anniversary of the grant date. There have been no restricted shares granted since 2005.

A summary of the status of MMC's restricted stock awards as of December 31, 2009 and changes during the period then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2009	**73,900**	**$41.41**
Granted	—	—
Vested	—	—
Forfeited	—	—
Non-vested balance at December 31, 2009	**73,900**	**$41.41**

MMC has not granted restricted stock awards during any year after 2005. The total fair value of MMC's restricted stock distributed during the years ended December 31, 2009, 2008 and 2007 was $0 million, $5.1 million and $0.8 million, respectively.

As of December 31, 2009, there was $262 million of unrecognized compensation cost related to MMC's restricted stock, restricted stock units and deferred stock unit awards.

MMC Stock Purchase Plans

In May 1999, MMC's stockholders approved an employee stock purchase plan (the "1999 Plan") to replace the 1994 Employee Stock Purchase Plan (the "1994 Plan"), which terminated on September 30, 1999 following its fifth annual offering. Under the current terms of the plan, shares are purchased four times during the plan year at a price that is 95% of the average market price on each quarterly purchase date. Under the 1999 Plan, after including the available remaining unused shares in the 1994 Plan and reducing the shares available by 10,000,000 consistent with the MMC Board of Directors' action in March 2007, no more than 35,600,000 shares of MMC's common stock may be sold. Employees purchased 1,316,581 shares during the year ended December 31, 2009 and at December 31, 2009, 7,248,028 shares were available for issuance under the 1999 Plan. Under the 1995 MMC Stock Purchase Plan for International Employees (the "International Plan"), after reflecting the additional 5,000,000 shares of common stock for issuance approved by the MMC Board of Directors in July 2002, and the addition of 4,000,000 shares due to a shareholder action in May 2007, no more than 12,000,000 shares of MMC's common stock may be sold. Employees purchased 204,722 shares during the year ended December 31, 2009 and at December 31, 2009, 3,511,334 shares were available for issuance under the International Plan. The plans are considered non-compensatory.

10. Fair Value Measurements

Fair Value Hierarchy

MMC has categorized its corporate and fiduciary assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy. The fair value measurements of the plan assets for MMC's defined benefit pension plans are disclosed separately in Note 8. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial assets recorded in the consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1. Valuations based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Assets and liabilities utilizing Level 1 inputs include exchange traded equity securities and mutual funds.

Level 2. Financial assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability (for example, certain mortgage loans).

Assets and liabilities utilizing Level 2 inputs include corporate and municipal bonds.

Level 3. Financial assets and liabilities, whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments and certain commercial mortgage whole loans).

The Company does not have any Level 3 assets or liabilities.

Valuation Techniques

Equity Securities & Mutual Funds: Investments for which market quotations are readily available are valued at the sale price on their principal exchange, or official closing bid price for certain markets. If no sales are reported, the security is valued at its last reported bid price.

Other Sovereign Government Obligations, Municipal Bonds and Corporate Bonds: These investments are valued on the basis of valuations furnished by an independent pricing service approved by the Trustees or dealers selected by Putnam Investment Management LLC ("Putnam Management"), the fund's manager, a wholly owned subsidiary of Putnam LLC. Such services or dealers determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

(In millions of dollars)	Identical Assets (Level 1)		Observable Inputs (Level 2)		Unobservable Inputs (Level 3)		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Assets:								
Financial instruments owned:								
Exchange traded equity securities (a)	**$ 10**	$ 11	**$ —**	$ —	**$—**	$—	**$ 10**	$ 11
Mutual funds (a)	**141**	126	**—**	—	**—**	—	**141**	126
Medium term bond funds and fixed income securities (a)	**—**	—	**6**	8	**—**	—	**6**	8
Money market funds (b)	**448**	689	**—**	—	**—**	—	**448**	689
Total assets measured at fair value	**$599**	$826	**$ 6**	$ 8	**$—**	$—	**$605**	$ 834
Fiduciary Assets:								
State and local obligations (including non-U.S. locales)	**$ —**	$ —	**$161**	$234	**$—**	$—	**$161**	$ 234
Other sovereign government obligations and supranational agencies	**—**	—	**370**	531	**—**	—	**370**	531
Corporate and other debt	**—**	—	**46**	122	**—**	—	**46**	122
Money market funds	**235**	141	**—**	—	**—**	—	**235**	141
Total fiduciary assets measured at fair value	**$235**	$141	**$577**	$887	**$—**	$—	**$812**	$1,028

(a) Included in other assets in the consolidated balance sheets.
(b) Included in cash and cash equivalents in the consolidated balance sheets.

11. Long-term Commitments

MMC leases office facilities, equipment and automobiles under noncancelable operating leases. These leases expire on varying dates; in some instances contain renewal and expansion options; do not restrict the payment of dividends or the incurrence of debt or additional lease obligations; and contain no significant purchase options. In addition to the base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. Approximately 97% of MMC's lease obligations are for the use of office space.

The consolidated statements of income include net rental costs of $426 million, $468 million and $511 million for 2009, 2008 and 2007, respectively, after deducting rentals from subleases ($6 million in 2009, $8 million in 2008 and $23 million in 2007). The net rental costs disclosed above exclude rental costs and sublease income for previously accrued restructuring charges related to vacated space.

At December 31, 2009, the aggregate future minimum rental commitments under all noncancelable operating lease agreements are as follows:

For the Years Ending December 31, *(In millions of dollars)*	Gross Rental Commitments	Rentals from Subleases	Net Rental Commitments
2010	$ 415	$ 51	$ 364
2011	$ 371	$ 49	$ 322
2012	$ 336	$ 49	$ 287
2013	$ 289	$ 48	$ 241
2014	$ 241	$ 46	$ 195
Subsequent years	$1,244	$240	$1,004

MMC has entered into agreements with various service companies to outsource certain information systems activities and responsibilities and processing activities. Under these agreements, MMC is required to pay minimum annual service charges. Additional fees may be payable depending upon the volume of transactions processed, with all future payments subject to increases for inflation. At December 31, 2009, the aggregate fixed future minimum commitments under these agreements are as follows:

For the Years Ending December 31, *(In millions of dollars)*	Future Minimum Commitments
2010	$113
2011	74
2012	59
Subsequent years	189
	$435

12. Debt

MMC's outstanding debt is as follows:

December 31, *(In millions of dollars)*	**2009**	2008
Short-term:		
Current portion of long-term debt	**$ 558**	$ 408
Long-term:		
Senior notes – 7.125% due 2009	**$ —**	$ 400
Senior notes – 6.25% due 2012 (5.1% effective interest rate)	**255**	257
Senior notes – 4.850% due 2013	**249**	249
Senior notes – 5.875% due 2033	**296**	296
Senior notes – 5.375% due 2014	**648**	648
Senior notes – 5.15% due 2010	**549**	549
Senior notes – 5.75% due 2015	**747**	747
Senior notes – 9.25% due 2019	**398**	—
Mortgage – 5.70% due 2035	**447**	454
Other	**3**	2
	3,592	3,602
Less current portion	**558**	408
	$3,034	$3,194

During the second quarter of 2009, MMC's 7.125% ten-year fixed rate $400 million senior notes matured. MMC used cash on hand as well as proceeds from the issuance of 9.25% ten-year $400 million senior notes in the first quarter to manage liquidity, including the funding of the maturing notes. There were no commercial paper borrowings outstanding at December 31, 2009 or 2008.

On October 23, 2009, MMC and certain of its foreign subsidiaries entered into a new $1.0 billion multi-currency three-year unsecured revolving credit facility, which replaced the $1.2 billion facility discussed below. The interest rate on this facility varies based upon MMC's credit ratings and MMC's credit default swap levels subject to floors and caps. The facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. There were no borrowings outstanding under this facility at December 31, 2009.

MMC and certain of its foreign subsidiaries previously maintained a $1.2 billion multi-currency five-year revolving credit facility. The facility was previously due to expire in December 2010 and was in effect until October 2009. There were no borrowings outstanding under this facility at the time it was terminated.

Additional credit facilities, guarantees and letters of credit are maintained with various banks, primarily related to operations located outside the United States, aggregating $250 million at December 31, 2009 and $285 million at December 31, 2008. There were no outstanding borrowings under these facilities at December 31, 2009 or December 31, 2008.

Scheduled repayments of long-term debt in 2010 and in the four succeeding years are $558 million, $8 million, $259 million, $259 million and $660 million, respectively.

13. Financial Instruments

The estimated fair value of MMC's significant financial instruments is provided below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that MMC would realize upon disposition, nor do they indicate MMC's intent or ability to dispose of the financial instrument.

	2009		2008	
December 31, *(In millions of dollars)*	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Cash and cash equivalents	**$1,777**	**$1,777**	$1,685	$1,685
Long-term investments	**$ 109**	**$ 102**	$ 137	$ 137
Short-term debt	**$ 558**	**$ 572**	$ 408	$ 407
Long-term debt	**$3,034**	**$3,174**	$3,194	$2,959

Cash and Cash Equivalents: The estimated fair value of MMC's cash and cash equivalents approximates their carrying value.

Long-term Investments: Long-term investments include available for sale securities recorded at quoted market prices as discussed below. MMC also has certain additional long-term investments, for which there are no readily available market prices, amounting to $53 million and $91 million at December 31, 2009 and 2008, respectively, which are carried on a cost basis. These investments are included in Other assets in the consolidated balance sheets. MMC monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

MMC had available for sale securities with an aggregate fair value of $38 million and $21 million at December 31, 2009 and 2008, respectively, which are carried at market value. Gross unrealized gains (pre-tax) included in accumulated other comprehensive income on these securities was $15 million at December 31, 2009 and $13 million at December 31, 2008. The following provides activity related to available for sale securities during the following years:

(In millions of dollars)	**2009**	2008	2007
Net unrealized gains (losses) (pre-tax)	**$4**	$(8)	$6

These amounts have been excluded from earnings and reported, net of deferred income taxes, in accumulated other comprehensive income (loss), which is a component of stockholders' equity.

MMC also recorded unrealized gains/(losses) of $(7) million, $24 million and $0 million as of December 31, 2009, 2008 and 2007, respectively, related to the portion of insurance fiduciary funds described in Note 1, that are invested in high quality debt securities and classified as available for sale. These amounts have been excluded from earnings and reported, net of deferred income taxes, in accumulated other comprehensive income (loss), which is a component of stockholders' equity. Gross unrealized gains (pre-tax) on these securities that are included in accumulated other comprehensive income were $17 million and $24 million at December 31, 2009 and December 31, 2008, respectively.

Proceeds and realized gains from the sale of available for sale investments were as follows:

(In millions of dollars)	**2009**	2008	2007
Proceeds from the sale of available for sale securities	**$12**	$19	$29
Realized gains on available for sale securities	**$ 2**	$ (3)	$20

The cost of securities sold is determined using the average cost method for equity securities.

MMC also holds investments in certain private equity fund partnerships which are accounted for using the equity method and other investments that are held at cost. MMC recorded the following gains (losses) related to these investments during the following years:

(In millions of dollars)	**2009**	2008	2007
Equity method gains (losses)	**$(6)**	$ (9)	$136
Cost method gains	**6**	6	17
Other-than-temporary impairments	**(4)**	(6)	—
Gains (losses) from equity and cost method investments	**(4)**	(9)	153
Realized gains on available for sale securities	**2**	(3)	20
Investment (loss) income	**$(2)**	$(12)	$173

During 2009, MMC identified certain cost basis investments whose estimated market value was less than the cost carried on the balance sheet. The market value was based on quotes obtained from external investment valuation professionals based on valuation techniques consistent with industry practice. Although MMC does not intend to sell these securities, it recorded an other-than-temporary impairment charge of $4 million in the third quarter of 2009 on a debt security, which reflects the estimated portion of the carrying value MMC may not recover during the holding period. The gains and losses described above are included in investment income (loss) in the consolidated statements of income.

In 2007, MMC's investment in Trident II, L.P. met the thresholds which require disclosure of summarized financial information under Regulation S-X. The consolidated financial information presented below reflects the most recently available financial statements at September 30, 2009 and December 31, 2008 and 2007.

(In millions of dollars)	**September 30, 2009**	December 31, 2008	December 31, 2007
Assets			
Investments at fair value	**$595**	$575	$903
Other assets	**8**	24	47
Total assets	**603**	599	950
Liabilities	**—**	—	—
Net assets (Partners' Capital)	**$603**	$599	$950

	Nine Months Ended September 30,	Twelve Months Ended December 31,	
(In millions of dollars)	**2009**	2008	2007
Investment income	**$12**	$ 21	$ 24
Expenses	**1**	1	2
Net investment income	**11**	20	22
Realized gains	**16**	122	289
Unrealized gains (losses)	**22**	(322)	(7)
Net increase (decrease) in net assets	**$49**	$(180)	$304

Short-term and Long-term Debt: The fair value of MMC's short-term debt, which consists primarily of term debt maturing within the next year, approximates its carrying value. The estimated fair value of MMC's long-term debt is based on discounted future cash flows using current interest rates available for debt with similar terms and remaining maturities.

14. Integration and Restructuring Costs

Actions Initiated in 2009

In 2009, MMC implemented restructuring actions resulting in charges totaling $237 million, primarily related to severance and benefits, and costs for future rent and other real estate costs as follows: Risk and Insurance Services—$171 million, Consulting—$45 million, Risk Consulting & Technology—$8 million, and Corporate—$13 million. These activities resulted in the elimination of approximately 1,500 positions at Marsh, 100 positions at Guy Carpenter, 600 positions at Mercer, 200 positions at Risk Consulting & Technology and 40 positions at Corporate.

Actions Initiated Prior to 2009

Prior to 2009, MMC implemented several restructuring and cost-saving initiatives related to firm-wide infrastructure, organization structure and operating company business processes. These initiatives resulted in staff reductions and consolidations of facilities. MMC incurred restructuring costs of $14 million for the twelve months ended December 31, 2009 in connection with actions initiated in prior years, primarily due to adjustments to the estimated future rent and real estate costs related to previously vacated space in MMC's New York headquarters building. These amounts were included in corporate expenses.

As of December 31, 2009, the remaining liability for the restructuring initiatives were approximately $263 million primarily related to future severance and benefit payments and estimated future lease obligations.

The expenses associated with the restructuring plans are included in compensation and benefits and other operating expenses in the consolidated statements of income, and liabilities associated with these initiatives are classified on the consolidated balance sheets as accounts payable, other liabilities, or accrued salaries, depending on the nature of the items.

15. Common Stock

In August 2007, MMC entered into an $800 million accelerated share repurchase agreement with a financial institution counterparty. Under the terms of the agreement, MMC paid the full $800 million purchase price and took delivery from the counterparty of an initial tranche of 21,320,530 shares of MMC common stock. This number of shares was the quotient of the $800 million purchase price divided by a contractual "cap" price of $37.5225 per share. Based on the market price of MMC's common stock over the subsequent settlement period, in March 2008 the counterparty delivered to MMC an additional 10,751,100 shares for no additional payment and the transaction was concluded. MMC thus repurchased a total of 32,071,630 shares at average price per share to MMC of $24.9442. The repurchased shares were reflected as an increase to treasury shares (a decrease in shares outstanding) on the respective delivery dates. This transaction was effected under a $1.5 billion share repurchase authorization granted by MMC's Board of Directors in August 2007. MMC remains authorized to repurchase additional shares of its common stock up to a value of $700 million. There is no time limit on this authorization.

In May 2007, MMC entered into a $500 million accelerated share repurchase agreement with a financial institution counterparty. Under the terms of the agreement, MMC paid the full $500 million purchase price and took delivery from the counterparty of an initial tranche of 13,464,749 shares of MMC common stock. Based on the market price of MMC's common stock over the subsequent settlement period, in July 2007 the counterparty delivered to MMC an additional 2,555,519 shares for no additional payment and the transaction was concluded. MMC thus repurchased a total of 16,020,268 shares in the transaction, for a total cost of $500 million and an average price per share to

MMC of $31.2105. The repurchased shares were reflected as an increase in Treasury shares (a decrease in shares outstanding) on the respective delivery dates. This transaction was effected under a $500 million share repurchase authorization granted by MMC's Board of Directors in May 2007.

16. Claims, Lawsuits and Other Contingencies

Governmental Inquiries and Claims

- In December 2007, the Alaska Retirement Management Board filed a civil lawsuit against Mercer (US) Inc. in Alaska state court. Plaintiff, represented by the Alaska Law Department and the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, filed an amended complaint in May 2009. The amended complaint alleges professional negligence and malpractice, breach of contract, breach of implied covenant of good faith and fair dealing, negligent misrepresentation, unfair trade practices and fraud and misrepresentation related to actuarial services that Mercer provided to the Alaska Division of Retirement and Benefits relating to the Alaska Public Employees Retirement System and the Alaska Teachers Retirement System. The amended complaint seeks damages of "at least $2.8 billion", treble damages related to the unfair trade practices claim, punitive damages, attorneys' fees, costs and interest. Mercer filed a motion to dismiss the amended complaint, which was denied in December 2009. In February 2010, Mercer filed a motion for partial summary judgment seeking dismissal of plaintiffs' fraud claim. Trial is currently scheduled for July 2010 in Juneau, Alaska.
- In October 2007, the State of Connecticut brought a civil action against Guy Carpenter in Connecticut state court alleging that Guy Carpenter violated the state's antitrust and unfair trade practices laws by engaging in allocation of markets, price-fixing and other allegedly improper conduct by taking part in the operation of several reinsurance facilities over a period of decades. An amended complaint was filed in October 2009. The amended complaint alleges damages to Guy Carpenter's insurance company clients and their customers, as well as to the general economy of Connecticut, and seeks monetary damages, civil penalties, attorneys' fees, costs and injunctive and other equitable relief. Discovery is underway in this matter.

Errors and Omissions Claims

MMC and its subsidiaries are subject to a significant number of other claims, lawsuits and proceedings in the ordinary course of business. Such claims and lawsuits consist principally of alleged errors and omissions in connection with the performance of professional services. Certain of these claims, including the action filed against Mercer by the Alaska Retirement Management Board described above, seek damages, including punitive and treble damages, in amounts that could, if awarded, be significant. In establishing liabilities for errors and omissions claims in accordance with FASB ASC Topic No. 450 ("Contingencies"), MMC utilizes internal actuarial and other estimates, and case level reviews by inside and outside counsel. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, including the lawsuit brought by the Alaska Retirement Management Board against Mercer, MMC has not recorded a liability, other than for legal fees to defend the claim, because MMC is unable, at the present time, to make a determination that a loss is both probable and reasonably estimable.

To the extent that expected losses exceed MMC's deductible in any policy year, MMC also records an asset for the amount that MMC expects to recover under any available third-party insurance programs. MMC has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year. MMC is not aware of coverage defenses or other obstacles to coverage that would limit recoveries through policy year 2001-2002 in a material amount. From 2002 to 2008, the availability of third-party insurance declined significantly, such that the Company has, for example, only limited third-party insurance for the lawsuit brought by the Alaska Retirement Management Board against Mercer.

Brokerage Compensation Practices Settlement and Related Actions

In January 2005, MMC and its subsidiary Marsh Inc. entered into a settlement agreement with the New York State Attorney General ("NYAG") and the New York State Insurance Department to settle a civil complaint and related citation alleging that Marsh's use of market service agreements with various insurance companies entailed fraudulent business practices, bid-rigging, illegal restraint of trade and other statutory violations. Effective February 11, 2010, MMC, Marsh and their subsidiaries and affiliates entered into an Amended and Restated Agreement with the NYAG and the Superintendent of Insurance of the State of New York which replaces the January 2005 Settlement Agreement. Following the filing of the NYAG complaint, various state regulators and attorneys general initiated investigations relating to the conduct alleged in that complaint. MMC and Marsh have entered into settlements with authorities in ten of those states. One action filed in August 2007 by the Attorney General of the State of Ohio against MMC, Marsh, certain Marsh subsidiaries and other parties remains pending.

Numerous private party lawsuits based on similar allegations to those made in the NYAG complaint were commenced against MMC, one or more of its subsidiaries, and their current and former directors and officers. The status of these lawsuits is as follows:

Policyholder Claims

- In February 2009, the trial court approved a settlement of the claims against MMC, Marsh and certain Marsh subsidiaries in two consolidated putative class actions that were pending in the U.S. District Court for the District of New Jersey (one on behalf of a purported class of "commercial" policyholders and the second on behalf of a purported class of "employee benefit" policyholders). The court's approval of the settlement has been appealed. In addition, ten actions instituted by individual policyholders against MMC, Marsh and certain Marsh subsidiaries are pending in federal and state courts; and one putative class action against these parties is pending in Canada.

Shareholder Claims

- On December 23, 2009, the U.S. District Court for the Southern District of New York approved a settlement, reached by the parties in November 2009, of the purported securities class action lawsuit against MMC, Marsh and certain of their former officers. Without admitting liability or wrongdoing of any kind, MMC agreed to pay $425 million, $205 million of which was covered by insurance. A group of stockholders, representing approximately 4% of eligible shares, initially indicated their intent to opt out of this settlement, but subsequently agreed to opt in to the settlement for an additional payment. The settlement resolves all of the claims in this lawsuit against MMC, Marsh and the named individuals.
- On January 29, 2010, the U.S. District Court for the Southern District of New York approved a settlement, reached by the parties in November 2009, of the purported ERISA class action lawsuit brought on behalf of participants and beneficiaries of an MMC retirement plan against MMC and various current and former employees, officers and directors. The settlement resolves all of the claims in the litigation against MMC, Marsh and the named individuals. Without admitting liability or wrongdoing of any kind, MMC agreed to pay $35 million, $25 million of which was covered by insurance.
- On December 22, 2009, an agreement was reached to settle shareholder derivative actions that were pending against certain of MMC's current and former directors and officers in the Court of Chancery of the State of Delaware and the U.S. District Court for the Southern District of New York. These actions alleged, among other things, breach of fiduciary duties with respect to the alleged misconduct described in the NYAG complaint, and that the defendants were liable for and must contribute to or indemnify MMC for any related damages suffered by MMC. The settlement is subject to final approval of the Court of Chancery of the State of Delaware.

Other Claims

- In addition to the above actions, MMC, Marsh and certain Marsh subsidiaries were named as additional defendants in a shareholder derivative suit pending in the Delaware Court of Chancery against the directors and officers of American International Group, Inc. ("AIG") and others. In June 2009, the Delaware court granted a motion to dismiss all claims against MMC and the Marsh defendants. An appeal of this dismissal is currently pending in the Delaware Supreme Court. The suit alleged that MMC, Marsh and the Marsh subsidiaries engaged in conspiracy and fraud with respect to the alleged misconduct described in the NYAG complaint, and that they aided and abetted current and former directors and officers of AIG in breaching their fiduciary duties to AIG with respect to AIG's participation in the alleged misconduct.

Other Contingencies—Guarantees

- In connection with its acquisition of U.K.-based Sedgwick Group in 1998, MMC acquired several insurance underwriting businesses that were already in run-off, including River Thames Insurance Company Limited ("River Thames"), which MMC sold in 2001. Sedgwick guaranteed payment of claims on certain policies underwritten through the Institute of London Underwriters (the "ILU") by River Thames. The policies covered by this guarantee are reinsured up to £40 million by a related party of River Thames. Payment of claims under the reinsurance agreement is collateralized by segregated assets held in a trust. As of December 31, 2009, the reinsurance coverage exceeded the best estimate of the projected liability of the policies covered by the guarantee. To the extent River Thames or the reinsurer is unable to meet its obligations under those policies, a claimant may seek to recover from MMC under the guarantee.
- From 1980 to 1983, MMC owned indirectly the English & American Insurance Company ("E&A"), which was a member of the ILU. The ILU required MMC to guarantee a portion of E&A's obligations. After E&A became insolvent in 1993, the ILU agreed to discharge the guarantee in exchange for MMC's agreement to post an evergreen letter of credit that is available to pay claims by policyholders on certain E&A policies issued through the ILU and incepting between July 3, 1980 and October 6, 1983. Certain claims have been paid under the letter of credit and MMC anticipates that additional claimants may seek to recover against the letter of credit.

Putnam-related Matters

Under the terms of a stock purchase agreement with Great-West Lifeco Inc. ("GWL") related to GWL's purchase of Putnam Investments Trust from MMC in August 2007, a copy of which was included as an exhibit to MMC's Current Report on Form 8-K filed on February 1, 2007, MMC agreed to indemnify GWL with respect to certain Putnam-related litigation and regulatory matters. The consolidated federal actions pending in the District of Maryland, described below, are based on similar allegations as those at issue in Putnam's 2003 and 2004 settlements with the SEC and the Commonwealth of Massachusetts regarding excessive short-term trading by certain former Putnam employees in shares of the Putnam mutual funds (the "Putnam Funds"), and directly involve MMC and/or may be subject to MMC's indemnification obligations.

- Two putative class actions by investors in certain Putnam Funds are pending against Putnam. One action asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Section 36(b) of the Investment Company Act of 1940. The second action purports to assert derivative claims on behalf of all Putnam Funds under Section 36(b) of the Investment Company Act. Both suits seek to recover unspecified damages allegedly suffered by the Putnam Funds and their investors as a result of purported market-timing and late trading activity in certain Putnam Funds. In December 2008 and April 2009, the court granted Putnam's motion for summary judgment in the action relating to securities claims, and the plaintiffs have filed an appeal. In the derivative action, the court denied Putnam's motion for summary judgment.

- A complaint asserting shareholder derivative claims, purportedly on behalf of MMC, was filed against current and former members of MMC's Board of Directors, two of Putnam's former officers, and MMC as a nominal defendant. This action alleges violation of fiduciary duties in failing to provide oversight regarding market-timing in the Putnam Funds. Pursuant to a stipulation among the parties, the court dismissed this action without prejudice in December 2009.
- MMC, Putnam and certain of their current and former officers, directors and employees are defendants in purported ERISA class actions, one brought by participants in an MMC retirement plan and the other brought by participants in a Putnam retirement plan. The actions allege, among other things, that, in view of the market-timing that was allegedly allowed to occur at Putnam, the investment of the plans' funds in MMC stock and the Putnam Funds was imprudent and constituted a breach of fiduciary duties to plan participants. Both actions seek unspecified damages and equitable relief. In June 2008, a dismissal by the trial court of the action regarding the Putnam plan was reversed on appeal and remanded for further proceedings.

The proceedings and other matters described in this Note 16 on Claims, Lawsuits and Other Contingencies may expose MMC or its subsidiaries to liability for significant monetary damages and other forms of relief. Where a loss is both probable and reasonably estimable, MMC establishes liabilities in accordance with FASB ASC Topic No. 450 ("Contingencies"). Except as specifically set forth above, MMC is unable, at the present time, to provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on MMC's consolidated results of operations, financial position or cash flows. This is primarily because many of these matters are in early stages of litigation in which discovery is ongoing or are still developing. Adverse determinations in one or more of the matters discussed above, such as the action filed against Mercer by the Alaska Retirement Management Board, could have a material impact on MMC's consolidated results of operations, financial condition or cash flows in a future period.

17. Segment Information

MMC's organization structure and segment reporting is based on the types of services provided. Under this organizational structure, MMC's business segments are:

- **Risk and Insurance Services**, comprising insurance services (Marsh) and reinsurance services (Guy Carpenter);
- **Consulting**, comprising Mercer and Oliver Wyman Group; and
- **Risk Consulting & Technology**, which is comprised of Kroll.

The accounting policies of the segments are the same as those used for the consolidated financial statements described in Note 1. The information in the following table excludes the results of Putnam and KGS, which are classified as discontinued operations as described in Note 5. Revenues are attributed to geographic areas on the basis of where the services are performed. Segment performance is evaluated based on segment operating income, which includes directly related expenses, and charges or credits related to integration and restructuring but not MMC corporate-level expenses.

Selected information about MMC's operating segments and geographic areas of operation follows:

For the Years Ended December 31, *(In millions of dollars)*	Revenue	Operating Income (Loss)	Total Assets	Depreciation and Amortization	Capital Expenditures
2009–					
Risk and Insurance Services	**$ 5,284(a)**	**$ 796**	**$ 8,320**	**$153**	**$147**
Consulting	**4,609(b)**	**405**	**4,244**	**114**	**44**
Risk Consulting & Technology	**668(c)**	**(272)(e)**	**1,573**	**71**	**78**
Total Operating Segments	**10,561**	**929**	**14,137**	**338**	**269**
Corporate/Eliminations	**(68)**	**(420)**	**1,200(d)**	**27**	**36**
Total Consolidated	**$10,493**	**$ 509**	**$15,337**	**$365**	**$305**
2008–					
Risk and Insurance Services	$ 5,466(a)	$ 460	$ 7,704	$188	$135
Consulting	5,196(b)	555	4,156	111	113
Risk Consulting & Technology	924(c)	(512)(e)	1,887	81	50
Total Operating Segments	11,586	503	13,747	380	298
Corporate/Eliminations	(68)	(255)	1,459(d)	23	89
Total Consolidated	$11,518	$ 248	$15,206	$403	$387
2007–					
Risk and Insurance Services	$ 5,400(a)	$ 342	$ 9,091	$214	$136
Consulting	4,884(b)	606	4,438	94	99
Risk Consulting & Technology	945(c)	106	2,538	79	43
Total Operating Segments	11,229	1,054	16,067	387	278
Corporate/Eliminations	(94)	(200)	1,292(d)	19	85
Total Consolidated	$11,135	$ 854	$17,359	$406	$363

(a) Includes inter-segment revenue ($18 million in 2009, $5 million in 2008 and $7 million in 2007) and interest income on fiduciary funds ($54 million in 2009, $139 million in 2008 and $177 million in 2007) and equity method income of ($13 million in 2009, $15 million in 2008 and $12 million in 2007).

(b) Includes inter-segment revenue ($45 million in 2009, $52 million in 2008 and $79 million in 2007) and interest income on fiduciary funds ($4 million in 2009, $10 million in 2008 and $16 million in 2007).

(c) Includes inter-segment revenue ($5 million in 2009, $11 million in 2008 and $8 million in 2007).

(d) Corporate assets primarily include insurance recoverables, pension related assets, the owned portion of MMC's headquarters building and intercompany eliminations.

(e) Includes a goodwill impairment charge of $315 million and $540 million in 2009 and 2008, respectively.

Details of Operating Segment Revenue are as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Risk and Insurance Services			
Marsh	**$ 4,363**	$ 4,632	$ 4,498
Guy Carpenter	**921**	834	902
Total Risk and Insurance Services	**5,284**	5,466	5,400
Consulting			
Mercer	**3,327**	3,642	3,368
Oliver Wyman Group	**1,282**	1,554	1,516
Total Consulting	**4,609**	5,196	4,884
Risk Consulting & Technology	**668**	924	945
Total Operating Segments	**10,561**	11,586	11,229
Corporate/Eliminations	**(68)**	(68)	(94)
Total	**$10,493**	$11,518	$11,135

Information by geographic area is as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2009**	2008	2007
Revenue			
United States	**$ 4,965**	$ 5,329	$ 5,337
United Kingdom	**1,759**	1,984	2,099
Continental Europe	**1,843**	2,064	1,794
Other	**1,994**	2,209	1,999
	10,561	11,586	11,229
Corporate/Eliminations	**(68)**	(68)	(94)
	$10,493	$11,518	$11,135

December 31, *(In millions of dollars)*	**2009**	2008	2007
Fixed Assets, Net			
United States	**$ 607**	$ 603	$ 585
United Kingdom	**151**	148	208
Continental Europe	**77**	86	90
Other	**117**	132	109
	$ 952	$ 969	$ 992

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marsh & McLennan Companies, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
New York, New York
February 26, 2010

Marsh & McLennan Companies, Inc. and Subsidiaries
SELECTED QUARTERLY FINANCIAL DATA AND SUPPLEMENTAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions of dollars, except per share figures)			
2009:				
Revenue	**$2,609**	**$2,629**	**$2,523**	**$2,732**
Operating income (loss)	**$ 324**	**$ (21)**	**$ 216**	**$ (10)**
Income (loss) from continuing operations	**$ 179**	**$ (162)**	**$ 221**	**$ 4**
Income (loss) from discontinued operations	**$ 1**	**$ (26)**	**$ 4**	**$ 21**
Net income (loss) attributable to MMC	**$ 176**	**$ (193)**	**$ 221**	**$ 23**
Basic Per Share Data:				
Income (loss) from continuing operations	**$ 0.33**	**$ (0.31)**	**$ 0.41**	**$ 0.01**
Income (loss) from discontinued operations	**$ —**	**$ (0.05)**	**$ —**	**$ 0.03**
Net income (loss)	**$ 0.33**	**$ (0.36)**	**$ 0.41**	**$ 0.04**
Diluted Per Share Data:				
Income (loss) from continuing operations	**$ 0.33**	**$ (0.32)**	**$ 0.40**	**$ 0.01**
Income (loss) from discontinued operations	**$ —**	**$ (0.05)**	**$ 0.01**	**$ 0.03**
Net income (loss)	**$ 0.33**	**$ (0.37)**	**$ 0.41**	**$ 0.04**
Dividends Paid Per Share	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.20**
2008:				
Revenue	$3,024	$3,033	$2,819	$2,642
Operating (loss) income	$ (90)	$ 180	$ 64	$ 94
(Loss) income from continuing operations	$ (213)	$ 55	$ 17	$ 72
Income (loss) from discontinued operations	$ 6	$ 12	$ (22)	$ 11
Net (loss) income	$ (210)	$ 65	$ (8)	$ 80
Basic Per Share Data:				
(Loss) income from continuing operations	$ (0.40)	$ 0.10	$ 0.03	$ 0.14
Income (loss) from discontinued operations	$ 0.01	$ 0.02	$ (0.05)	$ 0.02
Net (loss) income attributable to MMC	$ (0.39)	$ 0.12	$ (0.02)	$ 0.16
Diluted Per Share Data:				
(Loss) income from continuing operations	$ (0.42)	$ 0.10	$ 0.03	$ 0.13
Income (loss) from discontinued operations	$ 0.02	$ 0.02	$ (0.05)	$ 0.02
Net (loss) income	$ (0.40)	$ 0.12	$ (0.02)	$ 0.15
Dividends Paid Per Share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

As of February 22, 2010 there were 7,989 stockholders of record.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. Based on their evaluation, as of the end of the period covered by this annual report on Form 10-K, MMC's chief executive officer and chief financial officer have concluded that MMC's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Internal Control over Financial Reporting.

(a) Management's Annual Report on Internal Control Over Financial Reporting

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Marsh & McLennan Companies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for MMC. MMC's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

MMC's internal control over financial reporting includes those policies and procedures relating to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of MMC; the recording of all necessary transactions to permit the preparation of MMC's consolidated financial statements in accordance with generally accepted accounting principles; the proper authorization of receipts and expenditures in accordance with authorizations of MMC's management and directors; and the prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on MMC's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of MMC's internal control over financial reporting as of December 31, 2009 under the supervision and with the participation of the Company's principal executive and principal financial officers. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its evaluation, management determined that MMC maintained effective internal control over financial reporting as of December 31, 2009.

Deloitte & Touche LLP, the Independent Registered Public Accounting Firm that audited and reported on MMC's consolidated financial statements included in this annual report on Form 10-K, also issued an attestation report on the effectiveness of MMC's internal control over financial reporting as of December 31, 2009.

(b) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.
New York, New York

We have audited the internal control over financial reporting of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 26, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
New York, New York
February 26, 2010

(c) Changes in Internal Control Over Financial Reporting

There have been no changes in MMC's internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, MMC's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information as to the directors and nominees for the board of directors of MMC is incorporated herein by reference to the material set forth under the heading "Item 1—Election of Directors" in the 2010 Proxy Statement.

The executive officers of MMC are Ben Allen, Orlando D. Ashford, Peter J. Beshar, M. Michele Burns, John Drzik, Brian Duperreault, E. Scott Gilbert, Daniel S. Glaser, David Nadler, Vanessa A. Wittman and Peter Zaffino. Information with respect to these individuals is provided in Part I, Item 1 above under the heading "Executive Officers of MMC".

The information set forth in the 2010 Proxy Statement in the sections "Transactions with Management and Others; Other Information—Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance—Codes of Conduct" and "Board of Directors and Committees—Committees—Audit Committee" is incorporated herein by reference.

Item 11. Executive Compensation.

The information set forth in the sections "Board of Directors and Committees—Director Compensation" and "Compensation of Executive Officers" in the 2010 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth in the sections "Stock Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in the 2010 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information set forth in the sections "Corporate Governance—Director Independence", "Corporate Governance—Review of Related-Person Transactions" and "Transactions with Management and Others; Other Information" in the 2010 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information set forth under the heading "Ratification of Selection of Independent Registered Public Accounting Firm—Fees of Independent Registered Public Accounting Firm" in the 2010 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.†

The following documents are filed as a part of this report:

1. Consolidated Financial Statements:

   Consolidated Statements of Income for each of the three years in the period ended December 31, 2009

   Consolidated Balance Sheets as of December 31, 2009 and 2008

   Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2009

   Consolidated Statements of Stockholders' Equity and Comprehensive Income for each of the three years in the period ended December 31, 2009

   Notes to Consolidated Financial Statements

   Report of Independent Registered Public Accounting Firm

   Other:

   Selected Quarterly Financial Data and Supplemental Information (Unaudited) for fiscal years 2009 and 2008

   Five-Year Statistical Summary of Operations

2. All required Financial Statement Schedules are included in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

3. The following exhibits are filed as a part of this report:

(3.1) Restated Certificate of Incorporation of Marsh & McLennan Companies, Inc. (incorporated by reference to MMC's Current Report on Form 8-K dated July 17, 2008)

(3.2) Amended and Restated By-Laws of Marsh & McLennan Companies, Inc. (incorporated by reference to MMC's Current Report on Form 8-K dated September 17, 2009)

(4.1) Indenture dated as of June 14, 1999 between MMC and State Street Bank and Trust Company, as trustee (incorporated by reference to MMC's Registration Statement on Form S-3, Registration No. 333-108566)

(4.2) First Supplemental Indenture dated as of June 14, 1999 between MMC and State Street Bank and Trust Company, as trustee (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)

(4.3) Second Supplemental Indenture dated as of February 19, 2003 between MMC and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

(4.4) Third Supplemental Indenture dated as of July 30, 2003 between MMC and U.S. National Bank Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

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† As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, MMC has not filed with this Form 10-K certain instruments defining the rights of holders of long-term debt of MMC and its subsidiaries because the total amount authorized under any of such instruments does not exceed 10% of the total assets of MMC and its subsidiaries on a consolidated basis. MMC agrees to furnish a copy of any such agreement to the Commission upon request.

(4.5) Indenture dated as of March 19, 2002 between MMC and State Street Bank and Trust Company, as trustee (incorporated by reference to MMC's Registration Statement on Form S-4, Registration No. 333-87510)

(4.6) Indenture, dated as of July 14, 2004, between MMC and The Bank of New York, as trustee (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

(4.7) First Supplemental Indenture, dated as of July 14, 2004, between MMC and The Bank of New York, as trustee (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

(4.8) Second Supplemental Indenture, dated as of September 16, 2005, between MMC and The Bank of New York, as trustee (incorporated by reference to MMC's Current Report on Form 8-K dated September 13, 2005)

(4.9) Indenture, dated as of March 23, 2009, between MMC and The Bank of New York

(4.10) First Supplemental Indenture, dated as of March 23, 2009, between MMC and The Bank of New York (incorporated by reference to MMC's Current Report on Form 8-K dated March 18, 2009)

(10.1) Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates dated January 30, 2005 (incorporated by reference to MMC's Current Report on Form 8-K dated January 31, 2005)

(10.2) Amendment No. 1, effective as of January 30, 2005, to Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates dated January 30, 2005 (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.3) Amendment No. 2, dated September 27, 2005, to Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, dated January 30, 2005 (incorporated by reference to MMC's Quarterly Report on Form 10- Q for the quarter ended September 30, 2005)

(10.4) Amendment No. 3, dated August 17, 2006, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to MMC's Current Report on Form 8-K dated August 17, 2006)

(10.5) Amendment No. 4, signed August 6, 2007, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to MMC's Current Report on Form 8-K dated August 6, 2007)

(10.6) Amendment No. 5, dated May 16, 2008, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to MMC's Current Report on Form 8-K dated June 3, 2008)

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.7) Amended and Restated Agreement, effective February 11, 2010, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to MMC's Current Report on Form 8-K dated February 11, 2010).

(10.8) *Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 1999)

(10.9) *Amendments to Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

(10.10) *Form of Awards under the 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

(10.11) *Additional Forms of Awards under the 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.12) *Form of Restricted Stock Award under the MMC 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC's Current Report on Form 8-K dated May 18, 2005)

(10.13) *Stock Option and Restricted Stock Unit Award to Brian Duperreault under the 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.14) *Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2001)

(10.15) *Form of Awards under the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10- Q for the quarter ended September 30, 2004)

(10.16) *Additional Forms of Awards under the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.17) *Form of Long-term Incentive Award under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(10.18) *Form of 2007 Long-term Incentive Award under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

(10.19) *Form of 2008 Long-term Incentive Award under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.20) *Form of Deferred Stock Unit Award under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2007)

(10.21) *Form of Deferred Stock Unit Award, dated as of January 1, 2009, under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.22) *Form of Deferred Stock Unit Award, dated as of February 23, 2009, under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.23) *Amendments to Certain MMC Equity-Based Awards Due to U.S. Tax Law Changes Affecting Equity-Based Awards granted under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan, effective January 1, 2009 (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.24) *Amendments to Performance Based Restricted Stock Unit Awards Due to U.S. Tax Law Changes Affecting Awards granted under the 2000 Senior Executive Incentive and Stock Award Plan, dated June 5, 2009

(10.25) *Section 409A Amendment Document, effective as of January 1, 2009 (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.26) *Form of 2009 Long-term Incentive Award under the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.27) *Marsh & McLennan Companies Supplemental Savings & Investment Plan (formerly the Marsh & McLennan Companies Stock Investment Supplemental Plan), Amendment and Restatement effective January 1, 2009 (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.28) *Marsh & McLennan Companies Special Severance Pay Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 1996)

(10.29) *Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan, as Amended and Restated effective January 1, 2009 (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.30) *Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan (incorporated by reference to MMC's Quarterly Report on Form 10- Q for the Quarter ended March 31, 2008)

(10.31) *Amendment to the Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan, effective December 31, 2009

(10.32) *Marsh & McLennan Companies Senior Management Incentive Compensation Plan (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 1994)

(10.33) *Marsh & McLennan Companies, Inc. Directors Stock Compensation Plan-May 31, 2009 Restatement (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.34) *Description of compensation arrangements for non-executive directors of MMC effective June 1, 2009 (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(10.35) *Employment Agreement, dated as of November 21, 2007, by and between Marsh & McLennan Companies, Inc. and Peter J. Beshar (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.36) *Employment Agreement, dated as of December 19, 2005, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to MMC's Current Report on Form 8-K dated December 16, 2005)

(10.37) *Amendment No. 1, dated as of September 25, 2006, to Employment Agreement, dated December 19, 2005, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)

(10.38) *Amendment No. 2, dated as of December 12, 2008, to Employment Agreement, dated December 19, 2005, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.39) *Employment Agreement, dated as of December 10, 2007, by and between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to MMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.40) *Employment Agreement, dated as of January 29, 2008, between Marsh & McLennan Companies, Inc. and Brian Duperreault (incorporated by reference to MMC's Current Report on Form 8-K dated January 29, 2008)

(10.41) *Employment Letter, effective as of September 17, 2009 and January 30, 2011, between Marsh & McLennan Companies, Inc. and Brian Duperreault (incorporated by reference to MMC's Current Report on Form 8-K dated September 16, 2009)

(10.42) *Letter Agreement, dated August 18, 2008, between Marsh & McLennan Companies, Inc. and Vanessa A. Wittman (incorporated by reference to MMC's Current Report on Form 8-K dated August 18, 2008)

(12) Statement Re: Computation of Ratio of Earnings to Fixed Charges

(14) Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to MMC's Annual Report on Form 10-K for the year ended December 31, 2002)

(21) List of Subsidiaries of MMC (as of 2/18/2010)

(23) Consent of Independent Registered Public Accounting Firm

(24.1–
24.14) Powers of Attorney

(31.1) Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

(31.2) Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

(32) Section 1350 Certifications

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema

101.CAL XBRL Taxonomy Extension Calculation Linkbase

101.DEF XBRL Taxonomy Extension Definition Linkbase

101.LAB XBRL Taxonomy Extension Label Linkbase

101.PRE XBRL Taxonomy Extension Presentation Linkbase

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSH & McLENNAN COMPANIES, INC.

Dated: February 26, 2010

By /s/ BRIAN DUPERREAULT

Brian Duperreault
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated this 26th day of February, 2010.

Name	Title	Date
/s/ BRIAN DUPERREAULT Brian Duperreault	Director, President & Chief Executive Officer	February 26, 2010
/s/ VANESSA A. WITTMAN Vanessa A. Wittman	Executive Vice President & Chief Financial Officer	February 26, 2010
/s/ ROBERT J. RAPPORT Robert J. Rapport	Senior Vice President & Controller (Chief Accounting Officer)	February 26, 2010
/s/ LESLIE M. BAKER, JR. Leslie M. Baker, Jr.	Director	February 26, 2010
/s/ ZACHARY W. CARTER Zachary W. Carter	Director	February 26, 2010
/s/ OSCAR FANJUL Oscar Fanjul	Director	February 26, 2010
/s/ H. EDWARD HANWAY H. Edward Hanway	Director	February 26, 2010
/s/ STEPHEN R. HARDIS Stephen R. Hardis	Director	February 26, 2010
/s/ GWENDOLYN S. KING Gwendolyn S. King	Director	February 26, 2010
/s/ THE RT. HON. LORD LANG OF MONKTON, DL The Rt. Hon. Lord Lang of Monkton, DL	Director	February 26, 2010
/s/ BRUCE P. NOLOP Bruce P. Nolop	Director	February 26, 2010
/s/ MARC D. OKEN Marc D. Oken	Director	February 26, 2010

Name	Title	Date
/s/ MORTON O. SCHAPIRO Morton O. Schapiro	Director	February 26, 2010
/s/ ADELE SIMMONS Adele Simmons	Director	February 26, 2010

Exhibit 31.1

CERTIFICATIONS

I, Brian Duperreault, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ BRIAN DUPERREAULT

Brian Duperreault
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Vanessa A. Wittman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ VANESSA A. WITTMAN

Vanessa A. Wittman
Executive Vice President & Chief Financial Officer

Exhibit 32

Certification of Chief Executive Officer and Chief Financial Officer

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended December 31, 2009 of Marsh & McLennan Companies, Inc. (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Brian Duperreault, the President and Chief Executive Officer, and Vanessa A. Wittman, the Executive Vice President & Chief Financial Officer, of Marsh & McLennan Companies, Inc. each certifies that, to the best of his or her knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Marsh & McLennan Companies, Inc.

Date: February 26, 2010

/s/ BRIAN DUPERREAULT

Brian Duperreault
President and Chief Executive Officer

Date: February 26, 2010

/s/ VANESSA A. WITTMAN

Vanessa A. Wittman
Executive Vice President & Chief Financial Officer

STOCK PERFORMANCE GRAPH

The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2009 on: MMC common stock; the Standard & Poor's 500 Stock Index; and a management-constructed composite industry index. The graph assumes an investment of $100 on December 31, 2004 in MMC common stock and each of the two indices, with dividends reinvested. Returns on the industry index reflect allocation of the total amount invested among the constituent stocks on a pro rata basis according to each issuer's start-of-the-year market capitalization. The Composite Industry Index consists of Aon Corporation, Arthur J. Gallagher & Co., Hewitt Associates, Inc., Watson Wyatt Worldwide, Inc., and Willis Group Holdings Limited.

COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN

($100 invested 12/31/04 with dividends reinvested)


300
200
100
0

	2004	2005	2006	2007	2008	2009
MMC	$100	$ 99	$ 97	$ 86	$ 82	$ 77
S&P 500	$100	$105	$121	$128	$ 81	$102
Composite Industry Index	$100	$115	$119	$143	$129	$127

Board of Directors and Executive Officers

Board of Directors

Leslie M. Baker, Jr.
Former Chairman and
Chief Executive Officer,
Wachovia Corporation

Zachary W. Carter
Partner, Dorsey & Whitney LLP

Brian Duperreault
President and Chief Executive Officer,
Marsh & McLennan Companies

Oscar Fanjul
Vice Chairman, Omega Capital
Former Chairman and
Chief Executive Officer, Repsol

H. Edward Hanway
Former Chairman and
Chief Executive Officer, CIGNA Corporation

Stephen R. Hardis
Independent Chairman,
Marsh & McLennan Companies
Former Chairman and
Chief Executive Officer, Eaton Corporation

Gwendolyn S. King
President, Podium Prose
Former Commissioner,
Social Security Administration

The Rt. Hon. Lord Lang of Monkton, DL
Former Member of British Parliament
Former British Secretary of State for
Trade and Industry

Bruce P. Nolop
Chief Financial Officer,
E*Trade Financial Corporation

Marc D. Oken
Managing Partner,
Falfurrias Capital Partners
Former Chief Financial Officer,
Bank of America Corporation

Morton O. Schapiro
President, Northwestern University

Adele Simmons
Vice Chair, Chicago Metropolis 2020
President, Global Philanthropy Partnership

Committees of the Board

Audit
Marc D. Oken, *Chair*
Leslie M. Baker, Jr.
Zachary W. Carter
H. Edward Hanway
Bruce P. Nolop

Compensation
The Rt. Hon. Lord Lang of Monkton, DL, *Chair*
Oscar Fanjul
Stephen R. Hardis
Morton O. Schapiro

Compliance
Zachary W. Carter, *Chair*
Leslie M. Baker, Jr.
H. Edward Hanway

Corporate Responsibility
Adele Simmons, *Chair*
H. Edward Hanway
Bruce P. Nolop

Directors and Governance
Gwendolyn S. King, *Chair*
Stephen R. Hardis
The Rt. Hon. Lord Lang of Monkton, DL
Morton O. Schapiro
Adele Simmons

Executive
Stephen R. Hardis, *Chair*
Zachary W. Carter
Brian Duperreault
Gwendolyn S. King
The Rt. Hon. Lord Lang of Monkton, DL
Marc D. Oken

Finance
Leslie M. Baker, Jr., *Chair*
Brian Duperreault
Oscar Fanjul
Stephen R. Hardis
The Rt. Hon. Lord Lang of Monkton, DL
Bruce P. Nolop
Marc D. Oken

Executive Officers

Ben F. Allen
President and Chief Executive Officer,
Kroll

Orlando D. Ashford
Senior Vice President,
Human Resources, MMC

Peter J. Beshar
Executive Vice President and
General Counsel, MMC

M. Michele Burns
Chairman and Chief Executive Officer,
Mercer

John P. Drzik
President and Chief Executive Officer,
Oliver Wyman Group

Brian Duperreault
President and
Chief Executive Officer, MMC

E. Scott Gilbert
Senior Vice President and
Chief Risk and Compliance Officer, MMC

Daniel S. Glaser
Chairman and Chief Executive Officer,
Marsh

David A. Nadler
Vice Chairman, Office of the CEO, MMC

Vanessa A. Wittman
Executive Vice President and
Chief Financial Officer, MMC

Peter Zaffino
President and Chief Executive Officer,
Guy Carpenter

Shareholder Information

Annual Meeting

The 2010 Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, May 20, 2010, in the 2nd floor auditorium of the McGraw-Hill Building, 1221 Avenue of the Americas, New York City 10020.

Investor Information

Shareholders of record inquiring about reinvestment and payment of dividends, consolidation of accounts, stock certificate holdings, stock certificate transfers, and address changes should contact:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone: 800 457 8968 or
201 680 6578 (Outside the U.S. and Canada)
E-mail inquiries: shrrelations@bnymellon.com
BNY Mellon's website: www.bnymellon.com/shareowner/isd

Shareholders who hold shares of MMC beneficially through a broker, bank or other intermediary organization should contact that organization for these services.

BuyDIRECT Plan

Shareholders of record and other interested investors can purchase MMC common stock directly through BNY Mellon, MMC's transfer agent and the Administrator for the Plan. A brochure on the Plan is available on the BNY Mellon website or by contacting:

BNY Mellon Shareowner Services
P.O. Box 358035
Pittsburgh, PA 15252-8035
Telephone: 800 457 8968 or
201 680 6578 (Outside the U.S. and Canada)
E-mail inquiries: shrrelations@bnymellon.com
BNY Mellon's website: www.bnymellon.com/shareowner/isd

Financial Information

Copies of MMC's annual reports and Forms 10-K and 10-Q are available on the MMC website. These documents also may be requested by contacting:

Investor Relations
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
Telephone: 212 345 5462
MMC's website: www.mmc.com

Stock Listings

MMC's common stock (ticker symbol: MMC) is listed on the New York, Chicago, and London Stock Exchanges.

Procedures for Reporting Complaints and Concerns Regarding Accounting Matters

MMC is committed to complying with all applicable accounting standards, internal accounting controls, audit practices, and securities laws and regulations (collectively, "Accounting Matters"). To report a complaint or concern regarding Accounting Matters, you may contact the company by mail or telephone. You may review the company's procedures for handling complaints and concerns regarding Accounting Matters at www.mmc.com.

By mail:
Marsh & McLennan Companies, Inc.
Audit Committee
c/o Corporate Secretary
1166 Avenue of the Americas
New York, NY 10036

By telephone:
MMC Ethics & Compliance Line
In Canada and the United States: 800 381 2105
Outside Canada and the United States: Use your country's AT&T Direct® Service number to reach the MMC Ethics & Compliance Line toll-free.



MARSH MERCER KROLL
GUY CARPENTER OLIVER WYMAN





Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
www.mmc.com